11/14

07028051

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cardno Limited

*CURRENT ADDRESS Level 1
5 Gardner Close
Milton QLD 4064
Australia

PROCESSED
NOV 1 9 2007
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35132

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBC

DAT : 11/16/07

SCHEDULE I

RECEIVED

Documents made public, filed or distributed since 1 July 2006

No	Document Date	Document Name
1.	03/07/2006	Appendix 3B
2.	11/07/2006	Final Director's Interest Notice
3.	11/07/2006	Initial Director's Interest Notice
4.	08/08/2006	Change of Director's Interest Notice
5.	17/08/2006	Release of Shares from Escrow
6.	22/08/2006	Preliminary Final Report
7.	22/08/2006	Media Release - 2006 Results
8.	22/08/2006	Full Year Accounts
9.	24/08/2006	June 2006 Results Presentation
10.	29/08/2006	Change of Director's Interest Notice
11.	04/09/2006	Ceasing to be a substantial holder
12.	04/09/2006	Acquisition strengthens position in NSW
13.	08/09/2006	Appendix 3B
14.	21/09/2006	Part of Team for Second Gateway Crossing
15.	27/09/2006	Notice of Annual General Meeting
16.	27/09/2006	Proxy Form
17.	27/09/2006	2006 Annual Report
18.	28/09/2006	Investor Briefing
19.	18/10/2006	Introduction of Dividend Reinvestment Plan
20.	19/10/2006	UBS Emerging Companies Conference Presentation

No	Document Date	Document Name
21.	26/10/2006	Chairman's AGM Address to Shareholders
22.	26/10/2006	MD Presentation - 2006 AGM
23.	26/10/2006	Results of Meeting
24.	30/10/2006	Becoming a substantial holder from PPT
25.	10/11/2006	Appendix 3B
26.	10/11/2006	Change of Director's Interest Notice
27.	15/11/2006	Appendix 3B
28.	15/11/2006	Change of Director's Interest Notice x 6
29.	20/11/2006	Convertible Notes
30.	21/11/2006	Change in substantial holding from PPT
31.	08/12/2006	Release of Shares from Escrow
32.	08/12/2006	Header Corr. Conversion of Convertible Notes to Ordinary
33.	18/12/2006	Acquisition Expands Representation in Victoria and Qld
34.	22/12/2006	Director Resignation
35.	22/12/2006	Final Director's Interest Notice
36.	22/12/2006	Appendix 3B

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,439,714
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary

+ See chapter 19 for defined terms.

RECEIVED
2007 NOV 14 A 7:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ronald John Fisher
Date of last notice	1 March 2006
Date that director ceased to be director	7 July 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Accountancy & Corporate Services Pty Ltd (ACN 010 635 300). The director is a director and shareholder of Accountancy & Corporate Services Pty Ltd. Mr Ronald John Fisher & Mrs Karen Maree Fisher <ACS Super Fund Account> The director is a trustee & beneficiary of the ACS Super Fund.	1,008,343 Fully Paid Ordinary 15,000 Options for Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

RECEIVED
2007 NOV 14 A 7:19
OFFICE OF INTERNATIONAL
CORPORATE

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jeffrey Ian Forbes
Date of appointment	10 July 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
J I & J J Forbes ATF the Forbes Superannuation Fund. The director is a trustee and beneficiary of the Forbes Superannuation Fund.	2,500 Fully Paid Ordinary Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

RECEIVED
2006 NOV 14 A 7:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen John Moss
Date of last notice	5 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Jagomoss Pty Ltd ATF The Moss Investment Trust (ACN 010 692 396) The director is a director and shareholder of Jagomoss Pty Ltd and is a beneficiary of the Moss Investment Trust. Lavalhars Pty Ltd ATF The Stephen Moss Superannuation Fund (ACN 010 528 739) The director is a director and shareholder of Lavalhars Pty Ltd and is a beneficiary of the Stephen Moss Superannuation Fund. Antoinette Moss The director is the spouse of Antoinette Moss.
Date of change	1 August 2006
No. of securities held prior to change	579,771 Ordinary (CDD)
Class	Ordinary (CDD)

+ See chapter 19 for defined terms.

Number acquired	34,000
Number disposed	34,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$149,600
No. of securities held after change	579,771 Ordinary (CDD)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer from Jagomoss Pty Ltd ATF the Moss Investment Trust to Lavalhars Pty Ltd ATF the Stephen Moss Superannuation Fund.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Cardno
Shaping the Future

Our Ref CL-12 NOD

Contact Jeff Forbes

17 August 2006

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Stock Exchange
Companies Announcements Office

Dear Sir/Madam,

RELEASE OF SHARES FROM ESCROW

We advise that 1,914,464 ordinary shares will be released from escrow on 31 August 2006.

Yours faithfully

J Forbes

Jeffrey I Forbes
Company Secretary
for Cardno Limited

ACEA
ASSOCIATION OF CONSULTING ENGINEERS AUSTRALIA
MEMBER

Quality System
Quality Endorsed Company

RECEIVED

2006 NOV 14 A 10

Cardno
Shaping the Future

Our Ref CL-12 NOD

Contact Jeff Forbes

17 August 2006

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Stock Exchange
Companies Announcements Office

Dear Sir/Madam,

RELEASE OF SHARES FROM ESCROW

We advise that 1,914,464 ordinary shares will be released from escrow on 31 August 2006.

Yours faithfully

J Forbes

Jeffrey I Forbes
Company Secretary
for Cardno Limited

ACEA MEMBER

Quality System
Quality Endorsed Company

Rule 4.3A

Appendix 4E

Preliminary final report
Full year ended 30 June 2006

Introduced 1/1/2003.

CARDNO LIMITED
ABN 70 108 112 303

1. The information contained in this report is for the full year ended 30 June 2006 and the previous corresponding period 30 June 2005. It should be noted that the 2005 results have been restated in accordance with AIFRS.

2. **Results for announcement to the market**

				$'000
2.1	Revenue from ordinary activities	up/~~down~~	86.5% to	186,753
2.2	Profit (loss) from ordinary activities after tax attributable to members	up/~~down~~	82.4% to	12,663
2.3	Net profit (loss) for the period attributable to members	up/~~down~~	82.4% to	12,663

2.4	**Dividends (distributions)**	**Amount per security**	**Franked amount per security**
	Interim dividend	9 cents	9 cents
	Final dividend	10 cents	10 cents
2.5	Record date for determining entitlements to the dividend	22 September 2006	

2.6 Cardno achieved a net profit after tax of $12.66 million for the financial year ended June 2006 which is an 82.4% increase on the net profit after tax of $6.94 million recorded in the 2005 financial year.

Revenue was $186.75 million which is 86.5% more than the previous year of $100.11 million. Basic eamings per share increased by 62.6% over the same period, from 19.29 cents to 31.37 cents in the current financial year.

The Board has declared a final dividend of 10.0 cents per share, increasing the full year dividend to 19.0 cents from 14.0 cents per share in 2004/05.

The significant improvement in financial perfomance over the previous year reflects continuing strong market conditions for consulting engineering in the Australian market as well as the first full year contribution from Cardno Acil's international development assistance activities. Demand for Cardno's services in the domestic market were particularly strong in Queensland and Western Australia.

Cardno completed a further five acquisitions during the year that have made strong contributions to the results and strengthened the services provided by the Group.

The Cardno Eppell Olsen acquisition added specialist skills in traffic and transport planning, engineering and modelling.

+ See chapter 19 for defined terms.

The acquisition of Cardno Ullman & Nolan, Cardno Forbes Rigby and Cardno Gilbert Rose enhanced access to regional markets in Mackay, Wollongong and Perth respectively, along with additional specialist skills in each case.

The acquisition of UK based Cardno Agrisystems provide Cardno with access to the development assistance market funded by the UK and European Union.

Internationally, Cardno's development assistance businesses in both physical (consulting engineering) and social infrastructure continued to perform well with major project wins in most markets and especially the post-tsunami affected areas of Indonesia, Sri Lanka and the Maldives.

Cardno's North American operations, predominantly XP Software, continued to operate profitably, and the development and release of an upgraded version of XP's flagship product, XPSWMM Version 10, was a highlight.

Cardno's outlook remains favourable for 2006/2007 with continuing strong market conditions.

3. Net tangible assets per security with the comparative figure for the previous corresponding period.

Current period	(11.09) cents
Previous corresponding period	(43.47) cents

For the current period convertible notes for the acquisition of Cardno Acil Pty Ltd have been included as a liability.

4. Control gained over entities having material effect

Entity	Completion Date	Effective Control Date
Acil Australia Pty Ltd	1 July 2005	1 May 2005
EOP Holdings Pty Ltd	12 August 2005	4 July 2005
Agrisystems Limited and its subsidiary, Agrisystems (Eastern Africa) Limited	14 September 2005	1 July 2005
Barton Enterprises Pty Ltd and its subsidiaries, Ullman & Nolan Consulting Pty Ltd, Ullman & Nolan Pty Ltd, Ullman & Nolan Technical Services Pty Ltd, Ullman & Nolan (NT) Pty Ltd and Cardinal Surveys Pty Ltd	22 December 2005	1 July 2005
Forbes Rigby Pty Ltd	13 April 2006	1 January 2006
Gilbert Rose Consulting (WA) Pty Ltd	16 June 2006	1 January 2006

Loss of control of entities having material effect

N/A

+ See chapter 19 for defined terms.

5. Final Dividends (distributions)

Date the dividend (distribution) is payable 6 October 2006

Amount per security

	Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
Final dividend			
- Current year	10 cents	100%	N/A
- Previous year	8 cents	100%	N/A

6. Dividends or distribution reinvestment plans

Not applicable.

7. Details of aggregate share of profits (losses) of associates and joint venture entities

Not applicable.

8. Australian Accounting Standards are utilised when compiling the report.

9. The accounts have been audited and are not subject to dispute or qualification.

Signed: .... Date: 22/8/06
Jeffrey Forbes
Company Secretary

+ See chapter 19 for defined terms.

Media Release and ASX Statement **4 September 2006**

CARDNO'S ACQUISTION STRENGTHENS POSITION IN NEW SOUTH WALES

Cardno Limited (ASX: CDD) has today announced the acquisition of Newcastle-based civil, structural and stormwater engineers, Stanwill Consulting Engineers. The acquisition further strengthens Cardno's presence and enhances Cardno's capability in New South Wales.

The new firm, to be known as Cardno Stanwill, is expected to contribute around $1 million per year in turnover and be EPS positive.

Stanwill provides civil, structural and stormwater engineering services to a wide array of clients such as land developers, local and State governments, mining and heavy industry and major contractors. Since starting operations in 1990, Stanwill has developed an enviable reputation in the region and has an established and loyal client base.

Cardno Limited Managing Director Andrew Buckley said the acquisition of Stanwill bolsters Cardno's New South Wales office representation to six. With two offices in Sydney and representation in Canberra, Wollongong, Gosford, Ballina, and now Newcastle, Cardno is well positioned to service the diverse needs of the State.

"Cardno is committed to expanding our services in Australia's largest state economy and the acquisition of Stanwill will complement our already established representation in the Sydney market," said Mr. Buckley.

"The Cardno and Stanwill union will be a winner for clients," said Mr. Roger Collins-Woolcock, Manager of Cardno's NSW, VIC and ACT Division.

"Clients have been keen for Cardno to establish a presence in Newcastle for some time. Via this merger we have a ready made, reputable team on hand to service Cardno's existing clients and provide complementary services to Stanwill's client base.

"The Hunter region is currently growing well above the State average and indications are this will continue well into the future. Cardno has a long history with providing engineering services through local offices in coastal regions. We look forward to playing a significant role in expanding into the Hunter region and maintaining that tradition," said Mr. Collins-Woolcock.

Cardno and Cardno Stanwill will offer clients a broad range of services in environmental, coastal, bridge, water, flooding and traffic and transport. Cardno Stanwill will be backed by the expanded services of the Cardno group.

The acquisition will be funded by a mix of cash and shares and key Stanwill staff will become shareholders in Cardno Limited and remain active in the company.

ENDS

For further information:
Andrew Buckley, Managing Director or Monique Roberts, Business Developer Adviser
07 3369 9822 or 0412 059 526 / 07 3369 9822 or 0411 779 785

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Our team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. We are an international company, listed on the Australian Stock Exchange [ASX: CDD].
www.cardno.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	41,386
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary The 41,386 shares are being held in escrow for a period of 18 months. They will be released from escrow on 8 March 2008.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, *distribution*) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.62 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To satisfy obligations under the Asset Sale Agreement in respect of the acquisition of Stanwill Consulting Engineers.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 September 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
46,316,876	Fully Paid Ordinary (CDD)
7,518,442	Convertible Notes (CDDG)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
861,000	Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 September 2006
(Managing Director)

Print name: Andrew David Buckley

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2007 NOV 14 A 7:19

Media Release and ASX Statement **21 September 2006**

CARDNO PART OF TEAM FOR SECOND GATEWAY CROSSING

Cardno Limited (ASX: CDD) has been announced as a key participant in the Leighton Abigroup Joint Venture team for the design, construct and maintain contract for the Queensland Motorway Limited's $1.88 Billion Gateway Upgrade Project. Cardno will provide consulting engineering services and will assist the design and construct team.

Managing Director, Andrew Buckley said he was pleased Cardno will be part of the team delivering this important piece of infrastructure for Queensland.

"Cardno brings to the joint venture an established track record in bridge design excellence. Cardno has been involved in the design of more than 3,000 bridges in Australia and overseas.

"Bridge design is part of the company's culture. Our founding partner, Harold Davies worked on the Sydney Harbour Bridge, so we are proud to be contributing to another iconic bridge," said Mr Buckley.

Teams from Cardno have worked on the Bolte Bridge in Melbourne, the Westlink M7 and Lane Cove Projects in Sydney and the Rajang Bridge in Malaysia.

Cardno has been involved in the second Gateway proposal for a number of years.

"Cardno Eppell Olsen, Cardno's specialist traffic and transport arm, undertook the transport planning work for the initial study and provided recommendations in relation to the proposal to duplicate the bridge and create a new roadway to the north, so we are pleased to see recommendations become a reality," said Mr Buckley.

ENDS

For further information:
Andrew Buckley, Managing Director or Monique Roberts
+ 61 7 412 059 526 07 3369 9822 or 0411 779 785

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Our team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. We are an international company, listed on the Australian Stock Exchange [ASX: CDD]. www.cardno.com.au

Cardno

Shaping the Future

Cardno Limited / ACN 108 112 303

2006 Annual General Meeting

MEETING DOCUMENTATION

Thursday, 26 October 2006
The Brisbane Polo Club
Naldham House
1 Eagle Street, Brisbane
Commencing at
10:00am (Brisbane time)

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of members of **CARDNO LIMITED** (**'Cardno'** or **'Company'**) will be held on Thursday, 26 October 2006 at the Brisbane Polo Club, Naldham House, 1 Eagle Street, Brisbane commencing at 10:00am (Brisbane time).

1. FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Company's financial reports and the report of the Directors and the Auditor for the financial year ended 30 June 2006.

2. ELECTION OF JAMES VERCO

To consider and, if thought fit, to pass the following as an ordinary resolution:

'That James Verco, who retires by rotation in accordance with rule 16.1 of the Company's constitution, and being eligible, be re-elected as a Director of the Company.'

3. ELECTION OF GRAHAM TAMBLYN

To consider and, if thought fit, to pass the following as an ordinary resolution:

'That Graham Tamblyn, who retires by rotation in accordance with rule 16.1 of the Company's constitution, and being eligible, be re-elected as a Director of the Company.'

4. ELECTION OF TREVOR JOHNSON

To consider and, if thought fit, to pass the following as an ordinary resolution:

'That Trevor Johnson, who retires by rotation in accordance with rule 16.1 of the Company's constitution, and being eligible, be re-elected as a Director of the Company.'

5. ELECTION OF MR JEFFREY FORBES

To consider and, if thought fit, to pass the following as an ordinary resolution:

'That Jeffrey Forbes who was appointed to the Board following the last annual general meeting of the Company, and being eligible, be re-elected as a Director of the Company in accordance with rule 13.2 of the Company's constitution.'

Information about the candidates appears in the accompanying Explanatory Memorandum.

6. RATIFICATION AND APPROVAL OF PREVIOUS ALLOTMENT AND ISSUE OF SECURITIES

To consider and, if thought fit, pass the following as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, Shareholders ratify and approve the following issues of securities:

A) issue of 342,984 fully paid ordinary shares at $3.69 per share on 22 December 2005 in relation to the acquisition of Barton Enterprises Pty Ltd, holding company of the Ullman & Nolan Group, to those persons set out in the Explanatory Memorandum;

B) issue of 545,815 fully paid ordinary shares at $4.307 per share on 13 April 2006 in relation to the acquisition of Forbes Rigby Pty Ltd to those persons set out in the Explanatory Memorandum; and

C) issue of 39,191 fully paid ordinary shares at $4.4652 per share on 16 June 2006 in relation to the acquisition of Gilbert Rose Consulting (WA) Pty Ltd to those persons set out in the Explanatory Memorandum.

7. REMUNERATION REPORT

To consider and, if thought fit, to pass the following in accordance with section 250R(2) of the Corporations Act:

'That the section of the report of the Directors dealing with the remuneration of the Company's Directors, Company Secretary and Senior Executives be adopted.'

NB: This resolution shall be determined as if it were an ordinary (majority) resolution, but under section 250R(3) of the Corporations Act, the vote does not bind the directors of the company.

8. ISSUE OF OPTIONS TO ACQUIRE ORDINARY SHARES ('OPTIONS') TO EXECUTIVE DIRECTORS

To consider and, if thought fit, pass the following ordinary resolution:

'That, pursuant to section 208(1)(a) of the Corporations Act and Listing Rules 10.11 and 10.14, and in accordance with the Performance Equity Plan, the members of the Company approve the granting of options as follows, in the manner contemplated in the Explanatory Memorandum:

A) 60,000 Options to Andrew Buckley, Executive Director;
B) 30,000 Options to Trevor Johnson, Executive Director;
C) 30,000 Options to Jeffrey Forbes, Executive Director;
D) 15,000 Options to Stephen Moss, Executive Director;
E) 15,000 Options to Graham Tamblyn, Executive Director; and
F) 15,000 Options to James Verco, Executive Director'.

Dated 24 September 2006
By Order of the Board

Jeffrey Forbes
Company Secretary

Notes

Shareholders of Cardno

1. Cardno has determined that for the purpose of voting at the meeting or adjourned meeting, shares will be taken to be held by those persons recorded in the Cardno register of shareholders as at 7:00 pm (Brisbane time) on 24 October 2006.

Appointment of Proxy (Section 249L(d))

2. If you are a shareholder, and you are unable to attend and vote at the meeting, and wish to appoint a proxy, please complete and return the enclosed proxy form. A proxy need not be a shareholder of Cardno.
3. The proxy form must be completed and together with the power of attorney (if any) under which the proxy form is signed and lodged at Cardno's share registry at Link Market Services, Level 12, 680 George Street, Sydney NSW 2000 or Locked Bag A14, Sydney South, NSW, 1235, or faxed to 02 9287 0309 at least 48 hours before the meeting (i.e. lodgement must occur no later than 10:00am (Brisbane time) on 24 October 2006).
4. A shareholder entitled to attend and cast more than 2 votes at the meeting is entitled to appoint no more than 2 proxies to attend and vote in their stead. Where more than one proxy is appointed, each proxy should be appointed to represent a specified proportion of the shareholder's voting rights. Failure to apportion voting rights will result in each proxy being entitled to vote half of the shareholder's votes.
5. A corporation may elect to appoint a representative, rather than appoint a proxy, in accordance with the Corporations Act in which case the Company will require written proof of the representative's appointment which must be lodged with or presented to the Company before the meeting.

If you have any queries on how to cast your votes then call the Company Secretary on 07 3369 9822 during business hours.

Voting exclusion statement

6. Cardno will disregard any vote cast on:

   (a) item 6 (Ratification and approval of previous allotment and issue of securities) by:

   - any person who participated in any of the issues described in item 6; and
   - an associate of any person who participated in any of the issues described in item 6.

   (b) item 8 (Issue of Options to Executive Directors) by any Director of Cardno who is eligible to participate in the Performance Equity Plan or any associate of that Director; and

   However, Cardno need not disregard a vote if:

   (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

   (b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY MEMORANDUM

Resolution 1 – Financial Statements and Reports

The Corporations Act requires that the report of the Directors, the report of the Auditor and the financial reports be presented to the annual general meeting. In addition the company's constitution provides for such reports and statements to be received and considered at the meeting.

Resolutions 2-5 – Election of Directors

Under clause 16.1 of the constitution of the Company one half of the current Directors (excluding the Managing Director, any Director appointed under rule 13.2 and any Director who has vacated his/her office under clause 15.1) must retire by rotation at each annual general meeting.

In accordance with this rule, James Verco, Graham Tamblyn and Trevor Johnson retire at the end of the meeting. James Verco, Graham Tamblyn and Trevor Johnson, being eligible, present themselves for re-election.

Mr Jeffrey Forbes was appointed to the Board since the last Annual General Meeting under rule 13.2. In accordance with rule 13.2 of the Company's constitution, being eligible, Mr Forbes presents himself for re-election.

A summary of each candidate's experience and qualifications appear in the Annual Report.

Resolution 6A,6B & 6C – Ratification and approval of previous issues of securities

The purpose of these resolutions is for shareholders to approve/ratify, pursuant to Listing Rule 7.4, those share issues which occurred during the 12 months before the date of this Annual General Meeting which count toward the Company's 15% limit under Listing Rule 7.1.

Listing Rule 7.1 provides that (subject to certain exceptions, none of which is relevant here) prior approval of shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of the shares on issue at the commencement of that 12 month period.

The allotment and issue of shares detailed in these resolutions did not exceed the 15% threshold. However, Listing Rule 7.4 provides that where a company ratifies an issue of securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby replenishing that company's 15% capacity and enabling it to issue further securities up to that limit.

These resolutions propose the ratification and approval of the allotment and issue of shares for the purpose of satisfying the requirements of ASX Listing Rule 7.4.

The information required to be provided to shareholders to satisfy Listing Rule 7.4 is specified in Listing Rule 7.5.

In compliance with the information requirements of Listing Rule 7.5, members are advised of the following particulars in relation to the allotment and issue:

Date of issue	Number of Securities issued	Issue price per Security	Terms of Securities issued	Persons to whom Securities were issued	Basis for determining allottees and use of funds raised by the issue
22/12/05	59,135	$3.69 per share	Rank equally with all fully paid ordinary shares on issue	Thomas Henry Sherley	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Barton Enterprises Pty Ltd, holding company of the Ullman & Nolan Group.
22/12/05	59,135	$3.69 per share	Rank equally with all fully paid ordinary shares on issue	Peter Alan James Davis	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Barton Enterprises Pty Ltd, holding company of the Ullman & Nolan Group.
22/12/05	94,617	$3.69 per share	Rank equally with all fully paid ordinary shares on issue	Andrew James Williams	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Barton Enterprises Pty Ltd, holding company of the Ullman & Nolan Group.

Date of issue	Number of Securities issued	Issue price per Security	Terms of Securities issued	Persons to whom Securities were issued	Basis for determining allottees and use of funds raised by the issue
22/12/05	59,135	$3.69 per share	Rank equally with all fully paid ordinary shares on issue	Rodney Harold Froyland	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Barton Enterprises Pty Ltd, holding company of the Ullman & Nolan Group.
22/12/05	70,962	$3.69 per share	Rank equally with all fully paid ordinary shares on issue	Noel James Kidd	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Barton Enterprises Pty Ltd, holding company of the Ullman & Nolan Group.
13/04/06	116,090	$4.307	Rank equally with all fully paid ordinary shares on issue	Leticia Pty Ltd ATF the Maddan Investments Trust	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Forbes Rigby Pty Ltd.
13/04/06	116,090	$4.307	Rank equally with all fully paid ordinary shares on issue	Therese Mary Nichols ATF Malulan Investment Trust	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Forbes Rigby Pty Ltd.
13/04/06	99,831	$4.307	Rank equally with all fully paid ordinary shares on issue	Sentron Pty Ltd ATF Mesam Family Trust	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Forbes Rigby Pty Ltd.
13/04/06	99,831	$4.307	Rank equally with all fully paid ordinary shares on issue	Callix Pty Ltd ATF the Wilyman Family Trust	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Forbes Rigby Pty Ltd.
13/04/06	66,831	$4.307	Rank equally with all fully paid ordinary shares on issue	Neil McKinlay ATF the McKinlay Family Trust No. 2	Shares issued pursuant to Share Sale Agreement for the acquisition of 100% of the issued capital in Forbes Rigby Pty Ltd.
13/04/06	19,454	$4.307	Rank equally with all fully paid ordinary shares on issue	Shoemark Enterprises Pty Ltd ATF Shoemark Family Trust	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Forbes Rigby Pty Ltd.
13/04/06	13,844	$4.307	Rank equally with all fully paid ordinary shares on issue	Ann Louise Moy ATF the Moy Family Trust	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Forbes Rigby Pty Ltd.
13/04/06	13,844	$4.307	Rank equally with all fully paid ordinary shares on issue	Jenny Mary Hartmann ATF the Hartmann Family Trust	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Forbes Rigby Pty Ltd.
16/06/06	39,191	$4.4652	Rank equally with all fully paid ordinary shares on issue	Leanne Debra Johnston ATF the GCH Trust	Shares issued pursuant to a Share & Unit Sale Agreement for the acquisition of 100% of the issued capital in Gilbert Rose Consulting (WA) Pty Ltd

Resolution 7 – Directors' Remuneration Report

The Corporations Act requires that the section of the report of the Directors dealing with the remuneration of Directors, the Company Secretary and up to 5 Senior Executives ('Remuneration Report') be put to shareholders for adoption by way of a non-binding vote.

The Remuneration Report may be found in the Annual Report.

Following consideration of the Remuneration Report, the Chairman will give shareholders a reasonable opportunity to ask questions about or to make comments upon, the Remuneration Report.

Resolution 8 – Issue of Options to Executive Directors

The Company proposes to issue 60,000 Options to Andrew Buckley, 30,000 Options to Trevor Johnson, 30,000 Options to Jeffrey Forbes, 15,000 Options to Stephen Moss, 15,000 Options to Graham Tamblyn and 15,000 Options to James Verco. The proposed issues are in accordance with the Performance Equity Plan approved by shareholders at the 2004 AGM. The terms of these Options (as set out in the Schedule to this Explanatory Memorandum) are the same as that which will apply to any Options issued under that plan until the next Annual General Meeting of the Company.

The effect that the exercise of the Options will have on the share capital of each of the grantees (assuming all 2004 and 2005 Options have been exercised and that there are no other changes in the share capital of each grantee or that of Cardno prior to the exercise of the Options and that all of the Options are exercised) is set out in the following table:

	Shares currently held (including 2004 and 2005 Options)	%	Shares held following exercise of Options	%
Andrew Buckley	2,315,810	4.91	2,375,810	5.02
Trevor Johnson	1,962,990	4.17	1,992,990	4.21
Jeffrey Forbes	2,500	0.01	32,500	0.07
Stephen Moss	579,771	1.23	594,771	1.26
Graham Tamblyn	1,468,000	3.12	1,483,000	3.14
James Verco	1,114,947	2.37	1,129,947	2.39

An exact valuation of the Options cannot be derived until the exercise price can be ascertained. The terms of the Options provide that the exercise price will be calculated as the average market price per share (weighted by reference to volume) during the 5 trading days ending on the day before the issue of the Options.

In order to assist shareholders in making a decision on this resolution, the table below sets out a range of values for the Options at varying exercise prices. For the 5 trading days from 22 August 2006 until 28 August 2006, the weighted average of the market price per share, was $4.71. This exercise price has therefore been used as a basis for the range of exercise prices.

Exercise Price ($)	Value of Andrew Buckley Options ($)	Value of Trevor Johnson Options ($)	Value of Jeffrey Forbes Options ($)	Value of Stephen Moss Options ($)	Value of Graham Tamblyn Options ($)	Value of James Verco Options ($)	Total Value of Options ($)	Value per Option ($)
4.51	13,800	6,900	6,900	3,450	3,450	3,450	37,950	0.23
4.61	13,800	6,900	6,900	3,450	3,450	3,450	37,950	0.23
4.71	14,400	7,200	7,200	3,600	3,600	3,600	39,600	0.24
4.81	15,000	7,500	7,500	3,750	3,750	3,750	41,250	0.25
4.91	15,000	7,500	7,500	3,750	3,750	3,750	41,250	0.25

The Options have been valued in accordance with AASB 1046 using the Black Scholes method, adjusted to recognise the non-tradability of the options, the fact that they are extinguished if the recipient leaves the company and the introduction this year of a condition that the options will only vest if the earnings per share increases by 5% per year compounded over the two year period prior to vesting.

The Board draws Shareholders' attention to the fact that the stated valuation does not constitute and should not be taken as audited financial information. The reportable value of the employee benefit expense in a subsequent financial period may vary due to a range of timing and other factors.

The Board believes this method of valuation to be appropriate in the circumstances and has not used any other valuation or other models in proposing the terms of the Options.

The Board also believes the issue of Options to each of Andrew Buckley, Trevor Johnson, Jeffrey Forbes, Stephen Moss, Graham Tamblyn and James Verco will provide these participants with an appropriate incentive to maximise the return to shareholders over the long term and assist in developing a unity of purpose for both Cardno management and shareholders.

Listing Rule Requirements

Listing Rule 10.11 provides that a listed company must not, without the approval of ordinary shareholders, issue equity securities to a related party. A director is a related party for the purposes of the Listing Rules. Listing Rule 10.14 also restricts the issue of securities under an employee incentive scheme to directors.

None of the exceptions to the prohibition which are set out in Listing Rule 10.12 apply to the issue of the Options to Andrew Buckley, Trevor Johnson, Jeffrey Forbes, Stephen Moss, Graham Tamblyn or James Verco.

Specific information which must be provided to Shareholders in accordance with ASX Listing Rules 10.13 and 10.15 is set out below.

Names of persons entitled to participate: Andrew Buckley, Jeffrey Forbes, Trevor Johnson, Stephen Moss, Graham Tamblyn and James Verco.

Allottees and number of securities issued: It is proposed that 60,000 Options will be issued to Buckland (Qld) Pty Ltd as trustee for the Buckley Family Trust (an associate of Andrew Buckley), 30,000 Options will be issued to Trevor Johnson as trustee for the Johnson Family Trust (an associate of Trevor Johnson), 30,000 Options will be issued to Jeffrey Ian Forbes & Janina Jane Forbes as trustee for the Forbes Superannuation Fund (an associate of Jeffrey Forbes), 15,000 Options will be issued to Lavalhars Pty Ltd as trustee for the Stephen Moss Superannuation Fund (an associate of Stephen Moss), 15,000 Options will be issued to Tamblyn Investments Pty Ltd (an associate of Graham Tamblyn) and 15,000 Options will be issued to KMS Properties Pty Ltd as trustee for the Verco Family Trust (an associate of James Verco).

Date by which the securities will be issued: Within 5 days after the Annual General Meeting.

Issue price and terms of issue: There is no issue price for the Options and the terms of issue of the Options are set out in the Schedule to this Notice of General Meeting.

Use of funds raised: There will be no funds raised solely as a result of the issue of the Options.

Loans: There will be no loans given to the Directors to fund the exercise of these Options.

For the purpose of Listing Rule 10.14 no persons have received securities under the Performance Equity Plan since the last approval.

By reason of Listing Rule 7.2 (Exception 14), if the approval of shareholders for the issue of the Options is obtained pursuant to Listing Rule 10.11, approval is not required pursuant to Listing Rule 7.1. This means that the proposed issue of the Options to Andrew Buckley, Trevor Johnson, Jeffrey Forbes, Stephen Moss, Graham Tamblyn and James Verco will not erode the Company's ability to issue equity securities up to the 15% limit prescribed by Listing Rule 7.1 without further shareholder approval.

Corporations Act requirements – related party transactions

Section 208(1) of the Corporations Act provides that a public company must not, without the approval of the Company's members, give a financial benefit to a related party. Each of Andrew Buckley, Trevor Johnson, Jeffrey Forbes, Stephen Moss, Graham Tamblyn and James Verco are related parties of the Company for the purposes of section 228(2) of the Corporations Act as they are Directors. The issue of the Options will constitute the giving of a financial benefit to a related party for the purposes of section 229(3)(e) of the Corporations Act. None of the exceptions to the prohibition which are set out in sections 210 to 216 of the Corporations Act apply to the issue of the Options.

Specific information must also be provided to Shareholders in accordance with section 219 of the Corporations Act. The majority of this information is set out above in accordance with Listing Rule 10.13 with the balance of the information regarding the Directors' recommendations set out below.

Each of the Directors not eligible to participate in the Performance Equity Plan, being John Massey and Ian Johnston ('Non-Executive Directors'), wish to recommend that shareholders vote in favour of this resolution to grant the Options to Andrew Buckley, Trevor Johnson, Jeffrey Forbes, Stephen Moss, Graham Tamblyn and James Verco because the issue of the Options will provide appropriate incentive to maximise the return to shareholders over the long term and assist in developing a unity of purpose for both Cardno management and shareholders.

Andrew Buckley, Trevor Johnson, Jeffrey Forbes, Stephen Moss, Graham Tamblyn and James Verco do not wish to make a recommendation in respect to this resolution as they are directly interested in its outcome.

If all the Options the subject of this resolution are granted and exercised then the Company's fully paid share capital will be diluted by approximately 0.36% (based on the existing number of shares). The amount of the subscription monies that the Company will receive on exercise of the Options cannot be determined as at the date of the Notice of Annual General Meeting.

The Non-Executive Directors consider that the incentive represented by the grant of the Options is a cost effective and efficient incentive when compared to other forms of incentive.

The primary purpose of the Options is to reward performance and provide an incentive to Andrew Buckley, Trevor Johnson, Jeffrey Forbes, Stephen Moss, Graham Tamblyn and James Verco. Given this purpose, the Non-Executive Directors do not consider that there is any opportunity cost or benefit foregone to the Company in granting the Options, the subject of this resolution.

SCHEDULE

PERFORMANCE EQUITY PLAN OPTION TERMS

1. DEFINITIONS

In these terms and conditions, except to the extent the context otherwise requires:

'ASX' means Australian Stock Exchange Limited ACN 008 624 691;

'Board' means the board of Directors of the Company;

'Cardno Group' means the Company and its subsidiaries;

'Company' means Cardno Limited ACN 108 112 303;

'Corporations Act' means the *Corporations Act 2001* (Cth);

'Exercise Period' means the period commencing at 8am on the day that is 7 days before the 2nd anniversary of the Issue Date and ending at 5pm on the 2nd anniversary of the Issue Date;

'Exercise Price' means the price at which an Option may be exercised and is that amount equal to the average market price per Share (weighted by reference to volume) of Shares during the 5 trading days ending on the day before the Issue Date;

'Issue Date' means the date of issue of an Option;

'Listing Rules' means the Listing Rules of ASX as varied from time to time;

'Option' means an option to acquire a Share;

'Optionholder' means the holder of an Option;

'Share' means a fully paid ordinary share in the Company.

2. EXERCISE OF OPTIONS

2.1 Subject to clause 2.3, an Option will entitle the holder of that Option to acquire a Share:

(a) at any time during the Exercise Period but subject to the relevant restrictions in the Company's share trading policy; and

(b) at the Exercise Price.

2.2 The Options are exercisable wholly or in part by execution and lodgement with the Company of a form of exercise of Options and payment of the Exercise Price during the Exercise Period. The form of exercise must set out the number of Options which the Optionholder wishes to exercise.

2.3 If at any time prior to the Exercise Period, the Optionholder ceases to be an employee of the Company or a member company of the Cardno Group the Option will lapse.

2.4 Options issued in 2006 are subject to a condition that the Options will only vest if the earnings per share increases by 5% per year compounded over the two year period prior to vesting.

3. RIGHTS ATTACHING TO OPTIONS

3.1 In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company, the number of Options or the Exercise Price or both will be adjusted (as appropriate) to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation. In all other respects the terms for the exercise of the Options shall remain unchanged.

3.2 Until Shares are issued pursuant to the exercise of Options, the holder of an Option shall not participate in dividends on Shares or, subject to clause 3.3, new issues of securities by the Company.

3.3 In the event of any pro rata bonus or cash issues of securities by the Company, the number of Shares over which an Option exists and the Exercise Price will be adjusted in the manner specified in Listing Rule 6.22.

3.4 Options may not be transferred.

4. ISSUE OF SHARES

4.1 The Board will issue Shares after Options have been exercised, in accordance with clause 2, once the relevant Exercise Price has been paid to the Company, at the next succeeding Board meeting and, in any event, within 15 business days after receiving notice of the exercise of the Options.

4.2 If the Company's Shares are officially quoted by ASX at the time any Shares are issued pursuant to the exercise of Options, the Company will apply to ASX for official quotation of such Shares issued pursuant to the exercise of Options within the time prescribed by the Listing Rules and, in any event, within 10 business days of the issue of those Shares.

4.3 A Share issued pursuant to the exercise of any Options will rank equally in all respects with existing Shares.

Cardno
Shaping the Future

CARDNO LIMITED
ACN 108 112 303

RECEIVED

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: (02) 8280 7454
Facsimile: (02) 9287 0309
ASX Code: CDD
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Cardno Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy ☐

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at The Brisbane Polo Club at 10:00am on Thursday, 26 October 2006 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert** X **in the appropriate box below.**

	For	Against	Abstain*
Resolution 2 Election of James Verco	☐	☐	☐
Resolution 3 Election of Graham Tamblyn	☐	☐	☐
Resolution 4 Election of Trevor Johnson	☐	☐	☐
Resolution 5 Election of Jeffrey Forbes	☐	☐	☐
Resolution 6A Ratification and approval of previous allotment and issue of 342,984 securities	☐	☐	☐
Resolution 6B Ratification and approval of previous allotment and issue of 545,815 securities	☐	☐	☐
Resolution 6C Ratification and approval of previous allotment and issue of 39,191 securities	☐	☐	☐
Resolution 7 Remuneration Report	☐	☐	☐
Resolution 8 Issue of Options to acquire Ordinary shares ("Options") to Executive Directors	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

CDD PRX542

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in section A. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in section A. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company. A proxy may be an individual or a body corporate.

3 Votes on Items of Business

You should direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, either securityholder may sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 10:00am on Tuesday, 24 October 2006, being not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to the Cardno Limited share registry as follows:
  Cardno Limited
  C/- Link Market Services Limited
  Locked Bag A14
  Sydney South NSW 1235
  Facsimile: (02) 9287 0309
- delivering it to Level 12, 680 George Street, Sydney NSW 2000.

RECEIVED

2007 NOV 14 A 7:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 September 2006

Cardno
Shaping the Future

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Dear Cardno Investor

SHAREHOLDER BRIEFING – SYDNEY – 30 OCTOBER, 2006

On behalf of the board of directors, I invite you to attend a shareholder briefing on Monday, 30 October 2006.

The briefing will provide investors with an overview of the Annual General Meeting being held on Thursday, 26 October 2006 and will include an address by me and a presentation by our Managing Director, Andrew Buckley.

Details of the briefing are as follows:-

Venue: Killara Inn (Regency Room)
480 Pacific Highway
KILLARA NSW 2071
(off-street parking is available)

Time: 11:00am – 12:30pm (AEDT)

I hope you can join us at this briefing and look forward to meeting you at this time.

Could you please advise Nicole O'Donohue by Monday, 23 October 2006 if you wish to attend (Phone: 07 3369 9822, Email: nicole.odonohue@cardno.com.au).

Yours faithfully,

John Massey
Chairman

ACEA
Association of Consulting Engineers Australia
Member

Quality System
Quality Endorsed Company

Cardno
Shaping the Future

Media Release and ASX Statement **18 October 2006**

INTRODUCTION OF DIVIDEND REINVESTMENT PLAN

The Board of Directors of Cardno Limited (ASX: CDD) are pleased to announce the implementation of a dividend reinvestment plan (DRP) for shareholders.

The DRP will enable shareholders to reinvest their dividend in Cardno Limited shares.

The price will be determined by calculating the volume weighted average price for the five trading days immediately preceding and including the dividend record date.

The DRP will be available for the 2007 interim dividend.

The Dividend Reinvestment Plan Application Form will be mailed to shareholders at the end of October at which time the detailed DRP Terms and Conditions will be available on the Cardno website (www.cardno.com.au).

- ENDS -

For further information contact:

Andrew Buckley
Managing Director
07 3369 9822
abuckley@cardno.com.au

Jeff Forbes
CFO/Company Secretary
07 3369 9822
jeff.forbes@cardno.com.au

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Our team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. We are an international company, listed on the Australian Stock Exchange [ASX: CDD].
www.cardno.com.au

RECEIVED

Cardno
Shaping the Future

19 October 2006

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Stock Exchange
Companies Announcements Office

Dear Sir/Madam,

MANAGING DIRECTOR'S PRESENTATION

Please find attached a copy of the presentation our Managing Director, Andrew Buckley, was giving today at the UBS Emerging Companies Conference.

Yours faithfully

Jeffrey I Forbes
Company Secretary
for Cardno Limited

Enc.

ACEA MEMBER

Quality Endorsed Company

Cardno
Shaping the Future



CARDNO LIMITED

People, Clients, Growth, Quality and Performance

Presentation by:
Andrew Buckley, Managing Director

October 2006

Cardno
Shaping the Future

Cardno Limited - Outline

- Cardno delivers professional services for the development of Physical and Social Infrastructure.
- Physical Infrastructure includes buildings, roads, bridges, water and environment.
- Social Infrastructure includes health systems, education systems, law and justice, rural development and institutional strengthening.
- ***Cardno's vision is to be a world leader in the provision of professional services for the improvement of physical and social infrastructure.***

Cardno
Shaping the Future

Introduction

Cardno is a professional services company focusing on delivery of physical and social infrastructure

Key Company Details:

- Operating track record extending back over 60 years
- Strong historical revenue and earnings growth
- Around 1400 employees in 29 offices both in Australia and overseas
- A diversity of earnings across a number of business sectors, clients, and geographical locations
- Experienced management team
- Strong results for June 2006 Financial Year
- Net profit after tax increased by 82.4% from $6.94 million in 2005 (IFRS) to $12.66 million in 2006 and EPS growth of 62.6%
- Shares trading @ $4.79 at close 13/10/06 following May 2004 float @ $1.00
- Growth strategy to continue

Cardno
Shaping the Future

Core Business

Cardno delivers a diverse range of professional services in physical and social infrastructure development

Physical Infrastructure:
- Building and Property
- Coastal, Ocean and Marine
- Environment and Water Quality
- Urban Development
- Management Services
- Transport
- Water and Wastewater
- Geotechnical
- G.I.S.

Social Infrastructure:
- Law and Justice
- Health
- Governance
- Education
- Rural Development
- Natural Resource Management
- Institutional Strengthening
- HIV / AIDS

Cardno
Shaping the Future

Key Capabilities:

Salt, New South Wales



No.5 Blast Fumace Reline Project, Port Kembla Steelworks



Tajikistan Institutional and Policy Support to the Transport Sector





Westlink M7 Bridges, Sydney



Chatswood Central Vibration Assessment



Post Tsunami Reconstruction Works, Maldives

Cardno
Shaping the Future

Key Projects:

- **Gold Coast Desalination Plant, Gold Coast**
  Cardno is providing engineering and design services to the GCD Alliance for the establishment of a 125ML/d reverse osmosis seawater desalination plant for the production of potable water on the Gold Coast.
- **Amu Darya River Basin Management Program, Afghanistan**
  Cardno is providing technical assistance with the aim of achieving sustainable development in the Amu Darya River basin in Afghanistan. Funded by the European Commission the project will help design and implement an integrated water resources management process.
- **Channel Deepening Project for Port of Melbourne Corporation, Melbourne**
  Cardno is working with the Port of Melbourne Corporation in a project to increase the depth available for shipping in the Port of Melbourne. Cardno is advising on meteorological and oceanographic matters including wave climate, tide levels and monitoring systems as well as providing numerical modelling services for the environment impact assessment.
- **Mindarie Regional Council – Resource Recovery Facility Project, Western Australia**
  The Cardno BSD/Meinhardt joint venture has worked closely with the Mindarie Regional Council since 2000 to provide a Resource Recovery Facility to produce compost from 100,000 tonnes per year of household rubbish collected from Perth's northern suburbs.
- **Abu Dhabi Sewerage Privatisation, United Arab Emirates**
  Abu Dhabi Water and Electricity Authority selected Cardno as Technical Advisor to help privatise the ownership of the sewage treatment plants and the management of their sewerage distribution networks across the emirate of Abu Dhabi.

Cardno
Shaping the Future

The Industry

Consulting Engineering

- Size of Australian industry – A$12bn [1] (2004/05)
- Size of world industry (32 countries in Europe, North America and Asia)
  - A$317bn [2] (2004)
- Size of U.S. industry – A$109bn [2] (2004)
- Highly fragmented industry – largest Australian player ≈ 5%

Development Assistance

- Australian Official Development Assistance (ODA) to grow to over A$4bn by 2010 (currently around $2.5bn 2006) [3]
- U.S. ODA ≈ A$34bn [4] (2004)

Sources:
1. ACEA "Outlook for Consulting Engineering" – April 2006
2. FIDIC Annual Survey – 2005
3. Australian Federal Government
4. Development Assistance Commission (OECD)

Cardno
Shaping the Future

June 2006 Highlights

- Revenue increased by 86.5% to $186.8 million
- EBITA of $21.97m up 101%
- Net profit after tax increased by 82.4% to $12.66 million
- Earnings per share increased by 62.6% to 31.37 cents
- Five mergers completed during the year added $27.7 million to 2006 revenues
- Cardno Acil integration completed
- Final dividend of 10 cents payable in October
- Full year dividend of 19 cents up 36% on last year
- Market capitalisation (including convertible notes) $250m
- Included in ASX 300

Cardno
Shaping the Future

Future Growth Strategy

Vision
- Cardno's vision is to be a ***world leader*** in the provision of professional services for the improvement of physical and social infrastructure

Growth Strategy
- Growth is by a combination of organic growth, mergers and acquisitions
- Organic growth of core business is built on operating strategy of "Business Units" focusing on groups of clients.
- Merger and acquisition targets are selected for strategic fit and added value opportunity
- The "Business Unit" management model also assists in the implementation of mergers and acquisitions

Growth Opportunities
- Increasing market share in core skill areas
- Retaining high calibre staff recognised for their expertise in respective fields
- Developing and improving our public relations and advertising programmes
- Focus on our ability to service a base load of small to mid-size contracts which provide a more stable workload
- Securing selected major projects that can be carried out with minimal additional overhead costs

Cardno
Shaping the Future

Merger/Acquisition History

Track record of successful mergers and acquisitions

• **September 2006**	Cardno Stanwill – adding Stanwill Consulting Engineers, Newcastle
• **June 2006**	Cardno Gilbert Rose – adding Gilbert Rose in W.A.
• **April 2006**	Cardno Forbes Rigby – adding Forbes Rigby in Wollongong
• **December 2005**	Cardno Ullman & Nolan – adding Ullman & Nolan Consulting
• **September 2005**	Cardno Agrisystems – adding Agrisystems Limited
• **August 2005**	Cardno Eppell Olsen – adding Eppell Olsen
• **May 2005**	Cardno Acil - adding ACIL Australia a major development assistance company
• **October 2004**	Cardno Lawson Treloar – adding Lawson & Treloar
• **October 2004**	Cardno BSD – adding BSD Consultants
• **March 2004**	Cardno Alexander Browne – adding Alexander Browne Cambridge
• **January 2004**	Cardno Young – adding Young Consulting Engineers
• **November 2003**	Cardno Taylors – adding Taylors Engineers
• **November 2001**	Cardno CCS – adding Colefax Clayton Smith
• **July 2001**	Cardno Willing – adding Willing & Partners (and XP Software)
• **April 2001**	Cardno BLH – adding Boubli Lepagier Hastings
• **July 1999**	Cardno MBK– merging Cardno & Davies and McMillan Britton & Kell
• **1945**	Cardno & Davies commenced operations in Queensland

Cardno

Cardno
Shaping the Future


Oxford
Beijing
Portland
Abu Dhabi
Canberra

Competitive Advantages

- **Business Unit and Division Structure**

  Cardno's strategy is to focus the Business Units on groups of clients with the objective of developing repeat business and servicing those clients for many years.

- **Merger / Acquisition Strategy**

  The Company has developed a merger and acquisition strategy that works:

  - Complementary businesses
  - Minimal overlap with existing businesses
  - Focus on retention of staff
  - Focus on adding value through cross selling

Cardno
Shaping the Future

Clients

- Australian Federal, State and Local Governments
- Major listed ASX companies
- Professional firms including accountants, lawyers, architects and other consulting engineers
- Hospitals, private schools, clubs, sporting bodies, charities and other private organisations
- Property developers and construction companies
- Governments and government agencies of countries throughout Asia, the Pacific and North America
- International development assistance organisations including AusAID, United Nations, World Bank, Asian Development Bank, European Union, DFID (UK), US Aid and Kuwait Fund.
- XP Software clients including public and private sector organisations in many countries

Cardno
Shaping the Future

Source of Fee Revenue

As a proportion of total fees earned for 2005/06



Software
2%
Minor Clients
18%
Contractor
2%
Service Provider
10%
Financier
1%
Developer
19%
Government
13%
International Projects
35%

* Note. Approximation based on fees from services and sale of goods
"International Projects" represents fees earned from off-shore projects
"Minor clients" represents fees earned from all clients that generated less than $100,000 in fees during 2006FY
"Software" represents the revenue generated by XP Software related income during 2006FY
Remaining segments represent fees earned from major clients i.e. a client that generated $100,000 or more in fees during 2006FY

Cardno
Shaping the Future

Directors

Chairman & Non-Executive Director
John Massey, *BCom, CPA, FAICD (Life), FAIM*

Deputy Chairman
Graham Tamblyn, *Dip CE, MIEAust, CPEng, FAICD, RPEQ*

Non-Executive Director
Ian Johnston, *DipCM, ASIA, ACIS, FAICD*

Managing Director
Andrew Buckley, *BE (Hons), FIEAust, FAICD, CPEng, RPEQ*

Executive Director, Chief Financial Officer and Company Secretary
Jeff Forbes, *BCom, MAICD, MAusIMM*

Executive Director
Dr Trevor Johnson, *BE, MEngSc, PhD, MIEAust, CPEng, RPEQ, MAICD*

Executive Director
James Verco, *BE, MEngSc, FIEAust, CPEng, FAICD*

Executive Director
Dr Stephen Moss, *BD, STM, DM, MICD, CMC, FAICD*

Cardno
Shaping the Future

Cardno Group - Organisation Structure


Managing Director / CEO
Andrew Buckley
Quality Management Committee
Group Operations Manager
Steve Coote
QLD & NT
Paul Gardiner
NSW/ACT/VIC
Roger
Collins-Woolcock
W.A.
John King
Products &
New Markets
Michael Renshaw
International
Stephen Moss
Finance & Admin
Jeff Forbes
Corporate
Trevor Johnson

Cardno
Shaping the Future

Shareholder Outlook

- Share price growth
  - $1.00 listing price in May 2004 to $4.70 at 23/8/06
- Dividend payable
  - 10 cents final dividend payable 6 October 2006, up from 8 cents in October 2005
  - Full year dividend at 19 cents up from 14 cents for the 2005 year
- Dividend Policy – remains at 70% to 85% payout ratio

Cardno
Shaping the Future

June 2006 Results - Comparison

	Consolidated for the 30 June Years	
	As at 30 Jun 2005 $'000	As at 30 Jun 2006 $'000
Total Revenue	100,105	186,753
Less Recoverables & Other	(14,182)	(36,880)
FEE REVENUE	**85,923**	**149,873**
Earnings before interest expense, tax and amortisation (EBITA)	10,920	21,966
Amortisation of goodwill	926	314
Earnings before interest expense and tax (EBIT)	9,994	21,652
Interest expense	88	3,527
Net profit before tax	9,906	18,125
Income tax expense	2,968	5,462
NET PROFIT AFTER TAX	**6,938**	**12,663**
Earnings per Share - basic	19.29	31.37
Earnings per Share – diluted	19.17	27.67
Dividend per Share	14.0	19.0

Cardno
Shaping the Future

Balance Sheet

	As at 30 Jun 2005 $'000	As at 30 Jun 2006 $'000
TOTAL CURRENT ASSETS	80,681	70,358
TOTAL NON-CURRENT ASSETS	52,103	66,303
TOTAL ASSETS	**132,784**	**136,661**
TOTAL CURRENT LIABILITIES	52,758	47,053
TOTAL NON-CURRENT LIABILITIES	55,780	43,354
TOTAL LIABILITIES	**108,538**	**90,407**
NET ASSETS	**24,246**	**46,254**
TOTAL EQUITY	**24,246**	**46,254**
FINANCIAL RATIOS		
Current Ratio	1.53	1.50
Gearing Ratio	.63	.42
Debt to Equity Ratio	4.48	1.95

Cardno

Shaping the Future

Statement of Cash Flows

	As at 30 Jun 2005 $'000	As at 30 Jun 2006 $'000
NET CASH FROM OPERATING ACTIVITIES	11,362	13,044
NET CASH FROM INVESTING ACTIVITIES	(2,480)	(15,909)
NET CASH FROM FINANCING ACTIVITIES	23,344	(25,847)
NET INCREASE IN CASH HELD	**32,226**	**(28,712)**
CASH AT BEGINNING OF THE YEAR	12,165	44,391
CASH AT END OF THE YEAR	44,391*	15,679

*Note: Cash at year end includes cash for settlement of Cardno Acil acquisition on 1 July 2005

Cardno
Shaping the Future

3 Year Performance History



GROUP REVENUE
200
150
100
50
0
2004
2005
2006
YEAR



NET PROFIT AFTER TAX
14
12
10
8
6
4
2
0
2004
2005
2006
YEAR

Cardno
Shaping the Future

Future Outlook

- Conditions remain strong especially in Queensland and Western Australia
- International development / aid market growing
- Strategy is to continue organic and acquisition growth
- Management team is striving to continue growth
- Acquisition integration progressing well
- Merger and acquisition pipeline remains healthy

Cardno
Shaping the Future

Cardno v S&P / ASX 300 and Small Ordinaries From Jul 05 – 12 Oct 06



Cardno
Shaping the Future

Conclusion

- A leading Australian infrastructure services company operating over 60 years
- Strong growth profile coupled with an attractive dividend yield
- Diversity of earnings across a number of business sectors and geographic locations
- Experienced Management team
- Opportunities for further growth remain

CARDNO LIMITED
ACN 108 112 303

CHAIRMAN'S ADDRESS
PRESENTED BY JOHN MASSEY

Annual General Meeting
Thursday, 26 October, 2006

Ladies and Gentlemen, this has been another very good year in which Cardno has consolidated its position as a leading professional services firm and strengthened its reputation as a listed company with proficiency for managing growth and delivering strong returns to shareholders.

The successful growth strategy continued this year with revenues increasing by 86.5% and after tax profits increasing by 82.4%.

Five strategic acquisitions were successfully completed during the financial year and another one has already been completed so far this year. The Managing Director will elaborate on these acquisitions shortly but I note that each represents an important addition to the Cardno Group.

Shareholders will have noted the broadening focus involved in the adoption of our new vision for Cardno "to be a world leader in the provision of professional services for the improvement of physical and social infrastructure".

Our successful growth this year and the significant Australian and International opportunities available to us in our pipeline, in both physical and social infrastructure, endorse the achievability of this aggressive vision as a realistic one for Cardno to pursue.

As you are aware, the Directors resolved to pay a fully franked final dividend of 10 cents per share which was, in fact, paid two weeks ago.

Added to the interim dividend of 9 cents per share paid in April, the total dividend of 19 cents per share paid during 2006 represents a significant increase (35.7%) on last year's total dividend of 14 cents per share which, combined with the appreciation in value of Cardno shares traded on the ASX, has resulted in a very positive total return for our shareholders this year.

We recently announced that we are introducing a Dividend Reinvestment Plan (DRP) which will provide shareholders with an opportunity to build their holding in Cardno over time.

Shares will be issued in the DRP calculated on the 5 day VWAP immediately preceding and including the record date for each dividend payment. Full details will be forwarded to shareholders well in advance of the next dividend payment.

The Board continues to function effectively with sound processes in place for our current business as well as to properly and professionally consider opportunities for the future as we strive to fulfil our vision.

We continually review our performance to ensure we are providing the leadership and guidance needed by our growing company. It is expected that there will be a matching evolution in the composition of the Board over time.

Ron Fisher, our long-standing Chief Financial Officer and Director retired on 6 July and we welcomed his successor Jeff Forbes who has had an extensive career including most recently his similar role with the listed company, Highlands Pacific.

I acknowledge Cardno's professional and committed staff, ably led by Andrew Buckley, without each of whom our excellent performance could not occur. We are proud of our people and their achievements speak for themselves.

This year of achievement again sets the bar even higher for the current year but the Board remains committed to another successful year of performance and growth.

We also appreciate the interest and support of our shareholders as we strive to deliver strong ongoing shareholder value.

John C. Massey
Chairman, Cardno Limited

26 October, 2006

Cardno
Shaping the Future



CARDNO LIMITED

ANNUAL GENERAL MEETING

26 October 2006

Cardno
Shaping the Future



CARDNO LIMITED

ANNUAL GENERAL MEETING

26 October 2006

Managing Director's Presentation

Cardno
Shaping the Future

Cardno's Vision

*"Cardno's vision is to be a **world leader** in the provision of professional services for the improvement of physical and social infrastructure."*

Cardno
Shaping the Future

Overview

Cardno is a professional services company focusing on delivery of physical and social infrastructure

Key Company Details:

- Operating track record extending back over 60 years
- Strong historical revenue and earnings growth
- Around 1400 employees in 30 offices both in Australia and overseas
- A diversity of earnings across a number of business sectors, clients and geographical locations
- Strong results for June 2006 Financial Year
- Net profit after tax increased by 82.4% from $6.94 million in 2005 (IFRS) to $12.66 million in 2006 and EPS growth of 62.6%
- Shares now trading @ $5.23 at close 25/10/06
- Growth strategy to continue

Cardno
Shaping the Future

June 2006 Highlights

- Revenue increased by 86.5% to $186.8 million
- EBITA of $21.97m up 101%
- Net profit after tax increased by 82.4% to $12.66 million
- Earnings per share increased by 62.6% to 31.37 cents
- Five mergers completed during the year added $27.7 million to 2006 revenues
- Cardno Acil integration completed
- Final dividend of 10 cents payable in October
- Full year dividend of 19 cents up 36% on last year
- Market capitalisation (including convertible notes) approximately $280m
- Included in ASX 300

Cardno
Shaping the Future

Core Business

Cardno delivers a diverse range of professional services in physical and social infrastructure development

Physical Infrastructure:

- Building and Property
- Coastal, Ocean and Marine
- Environment and Water Quality
- Urban Development
- Management Services
- Transport
- Water and Wastewater
- Geotechnical
- G.I.S.

Social Infrastructure:

- Law and Justice
- Health
- Governance
- Education
- Rural Development
- Natural Resource Management
- Institutional Strengthening
- HIV / AIDS

Cardno
Shaping the Future

Example Projects

Salt, New South Wales



No.5 Blast Furnace Reline Project, Port Kembla Steelworks



Tajikistan Institutional and Policy Support to the Transport Sector





Westlink M7 Bridges, Sydney



Chatswood Central Vibration Assessment



Post Tsunami Reconstruction Works, Maldives

Other Projects

- **Gold Coast Desalination Plant, Gold Coast**
  Cardno is providing engineering and design services to the GCD Alliance for the establishment of a 125ML/d reverse osmosis seawater desalination plant for the production of potable water on the Gold Coast.
- **Amu Darya River Basin Management Program, Afghanistan**
  Cardno is providing technical assistance with the aim of achieving sustainable development in the Amu Darya River basin in Afghanistan. Funded by the European Commission the project will help design and implement an integrated water resources management process.
- **Channel Deepening Project for Port of Melbourne Corporation, Melbourne**
  Cardno is working with the Port of Melbourne Corporation in a project to increase the depth available for shipping in the Port of Melbourne. Cardno is advising on meteorological and oceanographic matters including wave climate, tide levels and monitoring systems as well as providing numerical modelling services for the environment impact assessment.
- **Mindarie Regional Council – Resource Recovery Facility Project, Western Australia**
  The Cardno BSD/Meinhardt joint venture has worked closely with the Mindarie Regional Council since 2000 to provide a Resource Recovery Facility to produce compost from 100,000 tonnes per year of household rubbish collected from Perth's northern suburbs.
- **Abu Dhabi Sewerage Privatisation, United Arab Emirates**
  Abu Dhabi Water and Electricity Authority selected Cardno as Technical Advisor to help privatise the ownership of the sewage treatment plants and the management of their sewerage distribution networks across the emirate of Abu Dhabi.
- **Gateway Bridge Duplication**
  Cardno is a team member of the successful Leighton Contractor's team for the Gateway Bridge Duplication Project.

Cardno
Shaping the Future

Location of Operations


Buckinghamshire
Beijing
Portland
Abu Dhabi
Canberra

Cardno
Shaping the Future

Merger/Acquisition History

Track record of successful mergers and acquisitions

September 2006	Cardno Stanwill – adding Stanwill Consulting Engineers, Newcastle
June 2006	Cardno Gilbert Rose – adding Gilbert Rose in W.A.
April 2006	Cardno Forbes Rigby – adding Forbes Rigby in Wollongong
December 2005	Cardno Ullman & Nolan – adding Ullman & Nolan Consulting
September 2005	Cardno Agrisystems – adding Agrisystems Limited
August 2005	Cardno Eppell Olsen – adding Eppell Olsen
May 2005	Cardno Acil - adding ACIL Australia a major development assistance company
October 2004	Cardno Lawson Treloar – adding Lawson & Treloar
October 2004	Cardno BSD – adding BSD Consultants
March 2004	Cardno Alexander Browne – adding Alexander Browne Cambridge
January 2004	Cardno Young – adding Young Consulting Engineers
November 2003	Cardno Taylors – adding Taylors Engineers
November 2001	Cardno CCS – adding Colefax Clayton Smith
July 2001	Cardno Willing – adding Willing & Partners (and XP Software)
April 2001	Cardno BLH – adding Boubli Lepagier Hastings
July 1999	Cardno MBK– merging Cardno & Davies and McMillan Britton & Kell
1945	Cardno & Davies commenced operations in Queensland

Cardno

Cardno
Shaping the Future

Recent Acquisitions

Cardno Eppell Olsen

- No. of people — 30
- Annual Turnover (approx) — $4m
- Key skills — Specialist traffic and transport planning and engineering.
- Future Opportunities — Broader market for specialist traffic and transport skills.

Cardno Agrisystems

- No. of people — 100
- Annual Turnover (approx) — $12m
- Key skills — UK development assistance, post conflict work, rural development, trade facilitation and broader social infrastructure skills.
- Future Opportunities — Physical Infrastructure opportunities in Africa and Central Asia.

Cardno Ullman & Nolan

- No. of people — 65
- Annual Turnover (approx) — $6m
- Key skills — Civil and Geotechnical engineering
- Future Opportunities — Broader market for Geotechnical services. Cardno skills delivered to Central Queensland.

Cardno
Shaping the Future

Recent Acquisitions

Cardno Forbes Rigby

- No. of people 35
- Annual Turnover (approx) $4.5m
- Key skills Engineering, planning, environmental & spatial sciences (G.I.S.)
- Future Opportunities Broader market for G.I.S. skills. Cardno skills delivered to Wollongong

Cardno Gilbert Rose

- No. of people 10
- Annual Turnover (approx) $2m
- Key skills Civil engineering and land development services
- Future Opportunities Grow W.A. civil engineering capacity

Cardno Stanwill

- No. of people 9
- Annual Turnover (approx) $1m
- Key skills Civil, structural & stormwater engineering
- Future Opportunities Newcastle market for Cardno services

Cardno
Shaping the Future

People

- Around 1400 employees currently work for Cardno. Their services are delivered through 7 Divisions and 51 Business Units, located in 30 offices. A hallmark of Cardno is the long serving and loyal company staff.
- Merger / Acquisition partners are invited to take equity in Cardno as part of the acquisition transaction.
- Cardno staff can participate in staff share plans including the broadly based Tax Exempt Share Plan and the Performance Equity Plan.

Clients

- Australian Federal, State and Local Governments
- Major listed ASX companies
- Professional firms including accountants, lawyers, architects and other consulting engineers
- Hospitals, private schools, clubs, sporting bodies, charities and other private organisations
- Property developers and construction companies
- Governments and government agencies of countries throughout Asia, the Pacific and North America
- International development assistance organisations including AusAID, United Nations, World Bank, Asian Development Bank, European Union, DFID (UK), US Aid and Kuwait Fund.
- XP Software clients including public and private sector organisations in many countries

Cardno
Shaping the Future

Source of Fee Revenue

As a proportion of total fees earned for 2005/06


Software
2%
Minor Clients
18%
Contractor
2%
Service Provider
10%
Financier
1%
Developer
19%
Government
13%
International Projects
35%

* Note: Approximation based on fees from services and sale of goods
"International Projects" represents fees earned from off-shore projects
"Minor clients" represents fees earned from all clients that generated less than $100,000 in fees during 2006FY
"Software" represents the revenue generated by XP Software related income during 2006FY
Remaining segments represent fees earned from major clients i.e. a client that generated $100,000 or more in fees during 2006FY

Cardno
Shaping the Future

Review of Operations/Markets – 2006FY

- **Australian Public Sector Infrastructure**
  - Local and State Government infrastructure spending has been at a high level
  - Queensland and W.A. spending has been very strong
  - Victoria and NSW spending has been healthy
  - There has been increased focus on infrastructure spending country wide
- **Australian Private Sector Development**
  - Queensland conditions remained good with reasonable activity in most sectors
  - W.A. conditions were very strong, clearly resulting from the continuing resources boom
  - Victorian market has been fairly stable although land development sector conditions could be stronger
  - NSW economy has been quiet impacting on private activity levels in that market
  - Commercial and Industrial development remained quite active in most regions
- **Contractors & Service Providers**
  - Contractors rely on the major infrastructure project market which has been active as noted above
  - Other service provider clients have been active in commercial and institutional buildings and general infrastructure sector
- **International Development Assistance**
  - The development aid project market has been fair, but remains competitive
  - World events like the Tsunami and the Pakistan earthquake have kept developed countries focused on the sector
  - Most developed country governments (including Australia) have been increasing funding

Cardno
Shaping the Future

June 2006 Results - Comparison

	Financial Years	
	30 Jun 2005 $'000	30 Jun 2006 $'000
Total Revenue	100,105	186,753
Less Recoverables & Other	(14,182)	(36,880)
FEE REVENUE	**85,923**	**149,873**
Earnings before interest expense, tax and amortisation (EBITA)	10,920	21,966
Amortisation of goodwill	926	314
Earnings before interest expense and tax (EBIT)	9,994	21,652
Interest expense	88	3,527
Net profit before tax	9,906	18,125
Income tax expense	2,968	5,462
NET PROFIT AFTER TAX	**6,938**	**12,663**
Earnings per Share - basic	19.29	31.37
Earnings per Share – diluted	19.17	27.67
Dividend per Share	14.0	19.0

Cardno
Shaping the Future

Balance Sheet

	As at 30 Jun 2005 $'000	As at 30 Jun 2006 $'000
TOTAL CURRENT ASSETS	80,681	70,358
TOTAL NON-CURRENT ASSETS	52,103	66,303
TOTAL ASSETS	**132,784**	**136,661**
TOTAL CURRENT LIABILITIES	52,758	47,053
TOTAL NON-CURRENT LIABILITIES	55,780	43,354
TOTAL LIABILITIES	**108,538**	**90,407**
NET ASSETS	**24,246**	**46,254**
TOTAL EQUITY	**24,246**	**46,254**
FINANCIAL RATIOS		
Current Ratio	1.53	1.50
Gearing Ratio	.63	.42
Debt to Equity Ratio	4.48	1.95

Cardno
Shaping the Future

3 Year Performance History



GROUP REVENUE
200
150
100
50
0
2004
2005
2006
YEAR



NET PROFIT AFTER TAX
14
12
10
8
6
4
2
0
2004
2005
2006
YEAR

Cardno
Shaping the Future

Business Outlook

- Australian conditions remain strong especially in Queensland and Western Australia
- International development / aid market growing but competitive
- Strategy is to continue organic and acquisition growth
- Acquisition integration progressing well
- Merger and acquisition pipeline remains healthy

Cardno
Shaping the Future

Shareholder Outlook

- Share price growth
  - $1.00 listing price in May 2004 to $5.23 at 25/10/06 (423% increase)
- Total Shareholder Return was 63% for the 2006 financial year
- Dividend payable
  - 10 cents final dividend paid 6 October 2006, up from 8 cents in October 2005
  - Full year dividend at 19 cents up from 14 cents for the 2005 year
- Dividend Policy – remains at 70% to 85% payout ratio

Cardno
Shaping the Future

Cardno v S&P / ASX 300 and Small Ordinaries From Jul 05 – 25 Oct 06



Aug05
Sep05
Oct05
Nov05
Dec05
Jan06
Feb06
Mar06
Apr06
May06
Jun06
Jul06
Aug06
Sep06
Oct06

Summary Highlights

- A leading Australian professional services company operating over 60 years and growing internationally
- Skilled in planning, design and delivery of Physical and Social Infrastructure
- Strong growth profile coupled with an attractive dividend yield
- Diversity of earnings across a number of business sectors and geographic locations
- Continually striving for growth and performance improvement
- A new, dynamic Vision

Cardno
Shaping the Future

Cardno's Vision

*"Cardno's vision is to be a **world leader** in the provision of professional services for the improvement of physical and social infrastructure."*

RECEIVED
2006 NOV 14 A 9:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cardno
Shaping the Future

26 October 2006

Companies Announcements Office
Australian Stock Exchange

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

RESULTS OF 2006 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Act 2001, notice is hereby given that the shareholders of Cardno Limited approved the following resolutions at the Annual General Meeting held on Thursday, 26 October 2006.

Resolution 2 – Election of James Verco

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	15,565,894
Against	2,891,075
Abstain	29,041
Open	227,174

Resolution 3 – Election of Graham Tamblyn

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	17,795,500
Against	150,318
Abstain	548,192
Open	219,174

Resolution 4 – Election of Trevor Johnson

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	17,897,096
Against	39,222
Abstain	557,692
Open	219,174

ACEA

Quality Endorsed Company

Resolution 5 – Election of Jeffrey Forbes

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	16,789,198
Against	1,653,633
Abstain	41,179
Open	229,174

Resolution 6A – Ratification & Approval of Previous Allotment and Issue of Securities in relation to the acquisition of Barton Enterprises Pty Ltd, holding company of the Ullman & Nolan Group

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	18,207,432
Against	63,694
Abstain	30,914
Open	257,392

Resolution 6B – Ratification & Approval of Previous Allotment and Issue of Securities in relation to the acquisition of Forbes Rigby Pty Ltd.

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	18,225,865
Against	63,469
Abstain	30,914
Open	257,392

Resolution 6C – Ratification & Approval of Previous Allotment and Issue of Securities in relation to the acquisition of Gilbert Rose Consulting (WA) Pty Ltd.

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	18,361,184
Against	60,694
Abstain	30,914
Open	260,392

Resolution 7 – Remuneration Report

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	16,014,850
Against	513,811
Abstain	582,560
Open	1,601,963

Resolution 8 – Issue of Options to Acquire Ordinary Shares ("Options") to Executive Directors

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	7,085,655
Against	4,041,532
Abstain	1,360,703
Open	375,152

Yours faithfully

J Forbes

Jeffrey I Forbes
Company Secretary
for Cardno Limited

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme CARDNO LIMITED

ACN/ARSN 108 112 303

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

The holder became a substantial holder on _27_/_10_/_2006_

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary	2,360,020	2,360,020	5.10%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer annexure1 & 2		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph above are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Class and number of securities
Refer annexure 1			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
Refer annexure 3		Cash	Non - Cash	

Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1 & 2	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Australia Nominees Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code. PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000

CBAISF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P O Box R209 Royal Exchange Sydney NSW 1225
PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C COPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services AUST Noms Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Roya Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: SAS Trustee Corporation Account Code. PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code. PICPSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000

PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF. Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services AUST Noms Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225

T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

CDD [CARDNO LIMITED] | Portfolios

Portfolio	Fund	Holdings
ICSC	PM	1,331,739
PMSCA	PM	22,000
PMWSCM	PM	530,468
PMWSCS	PM	440,485
SSREN	SS	21,661
PCREN	PC	13,667

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
PMSCA	CDD	1,000	3,400	$ 3.40	15/11/2005
PMSCA	CDD	1,000	3,460	$ 3.46	16/11/2005
PMSCA	CDD	500	1,750	$ 3.50	17/11/2005
PMSCA	CDD	500	1,750	$ 3.50	18/11/2005
PMSCA	CDD	19,000	68,400	$ 3.60	20/12/2005
PMWSRF	CDD	237,500	855,000	$ 3.60	20/12/2005
PMWSRF	CDD	- 3,500	- 14,525	$ 4.15	23/01/2006
PMWSRF	CDD	- 1,500	- 6,225	$ 4.15	24/01/2006
PMWSRF	CDD	- 14,154	- 58,739	$ 4.15	25/01/2006
PMWSRF	CDD	- 218,346	- 939,041	$ 4.30	01/02/2006
PMWSCM	CDD	324,754	1,169,114	$ 3.60	20/12/2005
PMWSCM	CDD	10,037	41,152	$ 4.10	18/01/2006
PMWSCM	CDD	99,875	429,463	$ 4.30	01/02/2006
PMWSCM	CDD	10,072	42,302	$ 4.20	02/02/2006
PMWSCM	CDD	3,656	15,355	$ 4.20	03/02/2006
PMWSCM	CDD	187,583	769,090	$ 4.10	23/02/2006
PMWSCM	CDD	35,330	146,620	$ 4.15	30/03/2006
PMWSCM	CDD	- 4,565	- 22,080	$ 4.84	01/05/2006
PMWSCM	CDD	- 98	- 474	$ 4.84	02/05/2006
PMWSCM	CDD	- 6,838	- 32,139	$ 4.70	03/05/2006
PMWSCM	CDD	- 8,961	- 41,799	$ 4.66	05/05/2006
PMWSCM	CDD	- 4,749	- 22,529	$ 4.74	08/05/2006
PMWSCM	CDD	- 528	- 2,482	$ 4.70	10/05/2006
PMWSCM	CDD	- 8,147	- 38,506	$ 4.73	11/05/2006
PMWSCM	CDD	- 9,289	- 43,964	$ 4.73	12/05/2006
PMWSCM	CDD	- 6,405	- 31,098	$ 4.86	15/05/2006
PMWSCM	CDD	- 1,776	- 8,525	$ 4.80	16/05/2006
PMWSCM	CDD	- 10,434	- 51,159	$ 4.90	02/06/2006
PMWSCM	CDD	- 300	- 1,404	$ 4.68	08/06/2006
PMWSCM	CDD	- 1,000	- 4,680	$ 4.68	09/06/2006
PMWSCM	CDD	- 1,100	- 5,093	$ 4.63	19/06/2006
PMWSCM	CDD	- 3,000	- 13,800	$ 4.60	08/08/2006
PMWSCM	CDD	- 8,000	- 36,950	$ 4.62	09/08/2006
PMWSCM	CDD	- 50,000	- 230,000	$ 4.60	10/08/2006
PMWSCM	CDD	- 2,000	- 9,200	$ 4.60	10/08/2006
PMWSCM	CDD	- 2,000	- 9,200	$ 4.60	11/08/2006
PMWSCM	CDD	- 1,921	- 8,645	$ 4.50	17/08/2006
PMWSCM	CDD	- 1,800	- 8,100	$ 4.50	18/08/2006
PMWSCM	CDD	- 1,279	- 5,756	$ 4.50	21/08/2006
PMWSCM	CDD	- 13,449	- 63,331	$ 4.71	23/08/2006
PMWSCM	CDD	6,800	35,768	$ 5.26	23/10/2006
ICSC	CDD	368,746	1,327,486	$ 3.60	20/12/2005
ICSC	CDD	19,963	81,848	$ 4.10	18/01/2006
ICSC	CDD	113,471	487,925	$ 4.30	01/02/2006
ICSC	CDD	7,550	31,710	$ 4.20	02/02/2006
ICSC	CDD	4,151	17,434	$ 4.20	03/02/2006
ICSC	CDD	212,417	870,910	$ 4.10	23/02/2006
ICSC	CDD	64,670	268,381	$ 4.15	30/03/2006
ICSC	CDD	- 78	- 377	$ 4.84	01/05/2006
ICSC	CDD	- 7	- 34	$ 4.84	02/05/2006

ICSC	CDD	-	4,414	-	20,746	$	4.70	03/05/2006
ICSC	CDD	-	10,577	-	49,336	$	4.66	05/05/2006
ICSC	CDD	-	6,702	-	31,794	$	4.74	08/05/2006
ICSC	CDD	-	972	-	4,568	$	4.70	10/05/2006
ICSC	CDD	-	9,053	-	42,788	$	4.73	11/05/2006
ICSC	CDD	-	8,211	-	38,862	$	4.73	12/05/2006
ICSC	CDD	-	7,030	-	34,133	$	4.86	15/05/2006
ICSC	CDD	-	1,224	-	5,875	$	4.80	16/05/2006
ICSC	CDD	-	5,626	-	27,585	$	4.90	02/06/2006
ICSC	CDD	-	3,940	-	19,345	$	4.91	05/06/2006
ICSC	CDD		50,000		230,000	$	4.60	10/08/2006
ICSC	CDD	-	2,112	-	9,945	$	4.71	23/08/2006
ICSC	CDD	-	6,800	-	35,768	$	5.26	23/10/2006
PMWSCS	CDD		173,757		813,183	$	4.68	29/08/2006
PMWSCS	CDD		32,851		149,472	$	4.55	11/09/2006
PMWSCS	CDD		13,515		61,493	$	4.55	12/09/2006
PMWSCS	CDD		10,572		50,111	$	4.74	04/10/2006
PMWSCS	CDD		1,934		9,167	$	4.74	05/10/2006
PMWSCS	CDD		15,160		71,858	$	4.74	06/10/2006
PMWSCS	CDD		116,019		552,250	$	4.76	11/10/2006
PMWSCS	CDD		46,081		219,346	$	4.76	12/10/2006
PMWSCS	CDD		2,129		10,134	$	4.76	13/10/2006
PMWSCS	CDD		2,081		9,900	$	4.76	16/10/2006
PMWSCS	CDD		990		4,712	$	4.76	17/10/2006
PMWSCS	CDD		875		4,165	$	4.76	18/10/2006
PMWSCS	CDD		24,521		128,931	$	5.26	27/10/2006
ICSC	CDD		220,827		1,033,470	$	4.68	29/08/2006
ICSC	CDD		42,000		191,100	$	4.55	11/09/2006
ICSC	CDD		17,465		79,466	$	4.55	12/09/2006
ICSC	CDD		15,428		73,129	$	4.74	04/10/2006
ICSC	CDD		2,420		11,471	$	4.74	05/10/2006
ICSC	CDD		19,471		92,293	$	4.74	06/10/2006
ICSC	CDD		148,530		707,003	$	4.76	11/10/2006
ICSC	CDD		59,069		281,168	$	4.76	12/10/2006
ICSC	CDD		3,221		15,332	$	4.76	13/10/2006
ICSC	CDD		3,019		14,363	$	4.76	16/10/2006
ICSC	CDD		1,460		6,950	$	4.76	17/10/2006
ICSC	CDD		1,425		6,783	$	4.76	18/10/2006
ICSC	CDD		23,182		121,891	$	5.26	27/10/2006
PCREN	CDD		4,365		15,714	$	3.60	20/12/2005
PCREN	CDD		10,588		43,940	$	4.15	30/03/2006
PCREN	CDD	-	2,198	-	9,984	$	4.54	20/07/2006
PCREN	CDD		912		4,268	$	4.68	29/08/2006
SSREN	CDD		5,971		21,496	$	3.60	20/12/2005
SSREN	CDD		14,469		60,046	$	4.15	30/03/2006
SSREN	CDD		1,221		5,714	$	4.68	29/08/2006

RECEIVED
... 14 A 7:12

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	291,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price of $2.46 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options Issued on 5 November 2004 in accordance with the Performance Equity Plan rules.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 November 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
46,607,876	Fully Paid Ordinary (CDD)
7,518,442	Convertible Notes (CDDG)

9 Number and +class of all +securities not quoted on ASX (*Including* the securities in clause 2 if applicable)

Number	+Class
532,000	Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 November 2006
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2006 NOV 14 A 7:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen John Moss
Date of last notice	8 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Jagomoss Pty Ltd ATF The Moss Investment Trust (ACN 010 692 396) The director is a director and shareholder of Jagomoss Pty Ltd and is a beneficiary of the Moss Investment Trust. Lavalhars Pty Ltd ATF The Stephen Moss Superannuation Fund (ACN 010 528 739) The director is a director and shareholder of Lavalhars Pty Ltd and is a beneficiary of the Stephen Moss Superannuation Fund. Antoinette Moss The director is the spouse of Antoinette Moss.
Date of change	3 November 2006
No. of securities held prior to change	579,771 Ordinary (CDD)
Class	Ordinary (CDD)

+ See chapter 19 for defined terms.

Number acquired	30,000
Number disposed	30,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$150,000
No. of securities held after change	579,771 Ordinary (CDD)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer from Jagomoss Pty Ltd ATF the Moss Investment Trust to Lavalhars Pty Ltd ATF the Stephen Moss Superannuation Fund.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

RECEIVED
2007 NOV 14 A 7:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	165,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Number of grantees: - Directors 6 Aggregate number of shares under Options: 165,000 Issue date: 26 October 2006 Exercise price: $5.17 Exercise period: The period commencing at 9am on 20 October 2008 and ending at 5pm on 26 October 2008, the 2nd anniversary of the issue date.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, *distribution*) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No The ordinary shares issued on exercise of the options will rank equally with all other ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the Performance Equity Plan. Approved by shareholders at the Annual General Meeting on 26 October 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Immediately after issue.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
46,607,876	Fully Paid Ordinary (CDD)
7,518,442	Convertible Notes (CDDG)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
697,000	Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Options will not participate in dividends until exercised.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 November 2006
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew David Buckley
Date of last notice	5 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bonnip Pty Ltd (ACN 105 226 104). The director is a director of Bonnip Pty Ltd. Buckland (Qld) Pty Ltd (ACN 079 183 609). The director is a director and shareholder of Buckland (Qld) Pty Ltd. Buckland (Qld) Pty Ltd ATF The Buckland Family Trust (ACN 079 183 609). The director is a director and shareholder of Buckland (Qld) Pty Ltd and is a beneficiary of the Buckley Family Trust.
Date of change	8 November 2006 – Ordinary 26 October 2006 – Options
No. of securities held prior to change	2,245,810 Fully Paid Ordinary 30,000 Options (expire 5/11/06) 40,000 Options (expire 28/10/07)
Class	Ordinary Options

+ See chapter 19 for defined terms.

Number acquired	30,000 (Ordinary) 60,000 (Options)
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	2,275,810 Ordinary 40,000 Options (expire 28/10/07) 60,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 30,000 Options issued on 5 November 2004. Issue of 60,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jeffrey Ian Forbes
Date of last notice	11 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	J I & J J Forbes ATF the Forbes Superannuation Fund. The director is a trustee and beneficiary of the Forbes Superannuation Fund.
Date of change	26 October 2006
No. of securities held prior to change	2,500 Ordinary
Class	Options
Number acquired	30,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0
No. of securities held after change	2,500 Ordinary 30,000 Options (expire 26/10/08)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 30,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Charles Johnson
Date of last notice	5 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trevor Johnson ATF The Johnson Family Trust
Date of change	8 November 2006 – Ordinary 26 October 2006 – Options
No. of securities held prior to change	1,927,990 Ordinary 15,000 Options (expire 5/11/06) 20,000 Options (expire 28/10/07)
Class	Ordinary Options
Number acquired	15,000 (Ordinary) 30,000 (Options)
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

+ See chapter 19 for defined terms.

No. of securities held after change	1,942,990 Ordinary 20,000 Options (expire 28/10/07) 30,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 15,000 Options issued on 5 November 2004. Issue of 30,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen John Moss
Date of last notice	10 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Jagomoss Pty Ltd ATF The Moss Investment Trust (ACN 010 692 396) The director is a director and shareholder of Jagomoss Pty Ltd and is a beneficiary of the Moss Investment Trust. Lavalhars Pty Ltd ATF The Stephen Moss Superannuation Fund (ACN 010 528 739) The director is a director and shareholder of Lavalhars Pty Ltd and is a beneficiary of the Stephen Moss Superannuation Fund. Antoinette Moss The director is the spouse of Antoinette Moss.
Date of change	26 October 2006
No. of securities held prior to change	579,771 Ordinary
Class	Options

+ See chapter 19 for defined terms.

Number acquired	15,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0
No. of securities held after change	579,771 Ordinary 15,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 15,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham George Tamblyn
Date of last notice	29 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tamblyn Investments Pty Ltd (ACN 067 936 912). The director is a director and shareholder of Tamblyn Investments Pty Ltd.
Date of change	26 October 2006
No. of securities held prior to change	1,468,000 Ordinary
Class	Options
Number acquired	15,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0
No. of securities held after change	1,468,000 Ordinary 15,000 Options (expire 26/10/08)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 15,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Gordon Armour Verco
Date of last notice	5 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	KMS Properties Pty Ltd ATF The Verco Family Trust (ACN 001 507 115) The director is a director and shareholder of KMS Properties Pty Ltd and is a beneficiary of The Verco Family Trust. Verco Superannuation Fund Pty Ltd ATF Verco Superannuation Fund (ACN 110 217 706) The director is the sole director and shareholder of Verco Superannuation Fund Pty Ltd and is a beneficiary of the Verco Superannuation Fund.
Date of change	26 October 2006
No. of securities held prior to change	1,104,947 Ordinary 10,000 Options (expire 28/10/07)
Class	Options
Number acquired	15,000
Number disposed	0

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	1,104,947 Ordinary 10,000 Options (expire 28/10/07) 15,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 15,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

20 November 2006

RECEIVED
2006 NOV 14 A 7:12

Cardno
Shaping the Future

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Stock Exchange
Companies Announcements Office

Dear Sir/Madam,

CONVERTIBLE NOTES (CDDG)
ENTITLEMENT NOTICE / CONVERSION NOTICE

Please find attached copies of the Entitlement Notice and Notice of Conversion that were sent to Noteholders on Friday, 17 November 2006.

Yours faithfully

Jeff Forbes
Company Secretary
for **Cardno**

Quality System
Quality Endorsed Company

ACEA
ASSOCIATION OF CONSULTING ENGINEERS AUSTRALIA
MEMBER

17 November 2006

Cardno
Shaping the Future

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Dear Noteholder

ENTITLEMENT NOTICE
INTEREST PAYMENT AND CONVERSION OF CONVERTIBLE NOTES TO ORDINARY SHARES

The third interest payment date on the Convertible Notes (**Notes**) issued by Cardno Limited will occur on 31 December 2006. As this date is a Sunday, the interest payment will be calculated to 31 December 2006, but paid to eligible Noteholders on Friday, 29 December 2006. To be eligible to receive the interest payment, you must be the registered holder of Notes on 24 December 2006, the official record date for the payment.

In accordance with the terms of the Unsecured Convertible Note Trust Deed, you are also entitled to convert your Notes to ordinary shares (**Shares**). To do this, you must return the signed Conversion Notice to the Share Registry (as per the instructions on the Conversion Notice) on or before **2 December 2006 (Conversion Expiry Date)**. Shares will be issued in respect of any Notes converted on or before 8 January 2007.

You may exercise your right to convert your Notes by completing and returning the **enclosed** Notice of Conversion of Convertible Notes on or before the Conversion Expiry Date in accordance with the instructions on that form. If you do not intend to convert your Notes at this stage, you are not required to take any action.

Any Notes converted to Shares will be converted on the basis of one Share for every Note converted. Notes may only be converted in multiples of 1,000, except if you intend to convert your entire holding of Notes, in which case you may do so. If you elect to convert any Notes on or before the Conversion Expiry Date, you will still receive the 31 December 2006 interest payment.

Cardno Limited is not exercising its right under the Unsecured Convertible Note Trust Deed to pay a cash equivalent amount in lieu of issuing Shares on this occasion. There will be another opportunity to convert your Notes to Shares in June 2007. Another Entitlement Notice and Notice of Conversion of Convertible Notes will be sent to you when this opportunity arises.

In accordance with 6.1 of Appendix 6A of the ASX Listing Rules, Cardno Limited advises that:

- the market sale closing price on the ASX of ordinary fully paid shares in Cardno Limited was $5.25 on 16 November 2006 being the last trading day prior to the date of this notice; and

ACEA
ASSOCIATION OF CONSULTING ENGINEERS AUSTRALIA
MEMBER
Quality System
Quality Endorsed Company

- during the three months preceding the date of this notice:
  - the highest market closing price on the ASX of ordinary fully paid shares was $5.50 on 6 November 2006; and
  - the lowest market closing price on the ASX of ordinary fully paid shares was $4.30 on 18 September 2006.
- the last market sale closing price on the ASX of the Convertible Notes issued by Cardno Limited was $5.30 on 16 November 2006; and
- during the three months preceding the date of this notice:
  - the highest market closing price on the ASX of the Convertible Notes was $5.30 on 30/31 October 2006 and 1/2/6/7/8/9/10/13/14/15/16 November 2006; and
  - the lowest market closing price was $4.30 on 17/18/21 August 2006 and 13/14 September 2006.

If you are unsure whether you should convert your Notes please seek advice from your financial adviser.

Yours faithfully

Jeff Forbes
Company Secretary
for **Cardno**

CARDNO LIMITED
ACN 108 112 303

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7454
Outside Australia: +61 2 8280 7454
Facsimile: (02) 9287 0303
ASX Code: CDDG
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Notice of Conversion of Convertible Notes

COPY ONLY

Please contact Link Market Services should you require an original form to complete.

ASX Code: CDDG

HIN/SRN:

Current Holding:

Return Form by 1 December 2006

PLEASE COMPLETE BELOW (using block letters) – refer overleaf for details and further instructions on how to complete this form.

I/We hereby exercise my/our right to convert the following number of Convertible Notes to Ordinary Shares in accordance with the terms of the Unsecured Convertible Note Trust Deed on the basis of one (1) Ordinary Share in the Company for every one (1) Convertible Note which I/we convert. Any Ordinary Shares issued on the conversion of my/our Convertible Notes will rank equally and have the same terms as those Ordinary Shares already on issue in Cardno Limited.

A NUMBER OF CONVERTIBLE NOTES TO BE CONVERTED

A Noteholder may deliver a Conversion Notice in relation to all or some of their holding of Convertible Notes. Where a Noteholder delivers a Conversion Notice relating to only part of their holding of Convertible Notes, the Conversion Notice must be in multiples of 1,000 Convertible Notes (except where the Noteholder is converting their entire holding of Convertible Notes, in which case it may be for their entire holding).

If a Noteholder enters a number of Convertible Notes to be converted that is not a multiple of 1,000 and that number of Notes does not constitute the entire holding of Convertible Notes for that Noteholder, Cardno Limited reserves the right to reduce the number of Convertible Notes to be converted to the nearest 1,000.

B YOUR CONTACT DETAILS

Telephone number where you can be contacted during business hours

Contact Name (PRINT)

C SIGNATURE OF NOTEHOLDER(S) – this MUST be signed

Noteholder 1	Noteholder 2	Noteholder 3
Individual or Sole Director and Sole Company Secretary	Director	Director/Company Secretary

This form should be signed by the Noteholder. If a joint holding, all Noteholders must sign. If signed by the Noteholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the Noteholder's constitution and the *Corporations Act 2001* (Cwlth).

Date

/ /

CDD CON003

How to complete the Notice of Conversion of Convertible Notes

Please complete all relevant sections of this form USING BLOCK LETTERS. These instructions are cross referenced to each section of the form.

A. Application for Shares under the Notice of Conversion of Convertible Notes

You can apply to convert all of your Convertible Notes or a portion of your Convertible Notes, provided that, where converting a portion of your Convertible Notes, it is a multiple of 1,000. Please enter in Box A the number of Convertible Notes you wish to convert.

B. Contact Details

Please enter your daytime contact telephone number so we can contact you regarding your form, if necessary.

C. Signature of Noteholder(s)

Please enter the signature(s) of the Registered Noteholder(s).

- Individual or joint Noteholders – each joint Noteholder must sign.
- Attorneys – If this notice is signed by an attorney, the attorney declares they have no notice of revocation of the power under which this notice is signed.
- Companies – must execute this notice in accordance with the laws of their jurisdiction.

In accordance with the Terms and Conditions of the Unsecured Convertible Note Trust Deed, Noteholders may elect to convert their Convertible Notes on any Interest Payment Date or on the Maturity Date. A copy of the Unsecured Convertible Note Trust Deed is available from the Company on request.

How to Lodge your Notice of Conversion of Convertible Notes

The completed form must be mailed or delivered to the addresses set out below on or before Friday, 1 December 2006.

Postal Address in Australia		Hand Delivery in Australia
Cardno Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia	or	Cardno Limited C/- Link Market Services Limited Level 12, 680 George Street Sydney NSW 2000 Australia

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a Noteholder (including your name, address and details of the notes you hold) to be included in the public register of the entity in which you hold notes. Information is collected to administer your noteholding and if some or all of the information is not collected then it might not be possible to administer your noteholding. Your personal information may be disclosed to the entity in which you hold notes. You can obtain access to your personal information by contacting us at the address shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

RECEIVED
2006 OCT 18 A 7:12

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	165,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Number of grantees: - Directors 6 Aggregate number of shares under Options: 165,000 Issue date: 26 October 2006 Exercise price: $5.17 Exercise period: The period commencing at 9am on 20 October 2008 and ending at 5pm on 26 October 2008, the 2nd anniversary of the issue date.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No The ordinary shares issued on exercise of the options will rank equally with all other ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the Performance Equity Plan. Approved by shareholders at the Annual General Meeting on 26 October 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Immediately after issue.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
46,607,876	Fully Paid Ordinary (CDD)
7,518,442	Convertible Notes (CDDG)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
697,000	Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Options will not participate in dividends until exercised.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? ☐

33 +Despatch date ☐

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 November 2006
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2006 NOV 14 A 7:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew David Buckley
Date of last notice	5 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bonnip Pty Ltd (ACN 105 226 104). The director is a director of Bonnip Pty Ltd. Buckland (Qld) Pty Ltd (ACN 079 183 609). The director is a director and shareholder of Buckland (Qld) Pty Ltd. Buckland (Qld) Pty Ltd ATF The Buckland Family Trust (ACN 079 183 609). The director is a director and shareholder of Buckland (Qld) Pty Ltd and is a beneficiary of the Buckley Family Trust.
Date of change	8 November 2006 – Ordinary 26 October 2006 – Options
No. of securities held prior to change	2,245,810 Fully Paid Ordinary 30,000 Options (expire 5/11/06) 40,000 Options (expire 28/10/07)
Class	Ordinary Options

+ See chapter 19 for defined terms.

Number acquired	30,000 (Ordinary) 60,000 (Options)
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	2,275,810 Ordinary 40,000 Options (expire 28/10/07) 60,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 30,000 Options issued on 5 November 2004. Issue of 60,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jeffrey Ian Forbes
Date of last notice	11 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	J I & J J Forbes ATF the Forbes Superannuation Fund. The director is a trustee and beneficiary of the Forbes Superannuation Fund.
Date of change	26 October 2006
No. of securities held prior to change	2,500 Ordinary
Class	Options
Number acquired	30,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0
No. of securities held after change	2,500 Ordinary 30,000 Options (expire 26/10/08)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 30,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Charles Johnson
Date of last notice	5 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trevor Johnson ATF The Johnson Family Trust
Date of change	8 November 2006 – Ordinary 26 October 2006 – Options
No. of securities held prior to change	1,927,990 Ordinary 15,000 Options (expire 5/11/06) 20,000 Options (expire 28/10/07)
Class	Ordinary Options
Number acquired	15,000 (Ordinary) 30,000 (Options)
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

+ See chapter 19 for defined terms.

No. of securities held after change	1,942,990 Ordinary 20,000 Options (expire 28/10/07) 30,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 15,000 Options issued on 5 November 2004. Issue of 30,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen John Moss
Date of last notice	10 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Jagomoss Pty Ltd ATF The Moss Investment Trust (ACN 010 692 396) The director is a director and shareholder of Jagomoss Pty Ltd and is a beneficiary of the Moss Investment Trust. Lavalhars Pty Ltd ATF The Stephen Moss Superannuation Fund (ACN 010 528 739) The director is a director and shareholder of Lavalhars Pty Ltd and is a beneficiary of the Stephen Moss Superannuation Fund. Antoinette Moss The director is the spouse of Antoinette Moss.
Date of change	26 October 2006
No. of securities held prior to change	579,771 Ordinary
Class	Options

+ See chapter 19 for defined terms.

Number acquired	15,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0
No. of securities held after change	579,771 Ordinary 15,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 15,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham George Tamblyn
Date of last notice	29 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tamblyn Investments Pty Ltd (ACN 067 936 912). The director is a director and shareholder of Tamblyn Investments Pty Ltd.
Date of change	26 October 2006
No. of securities held prior to change	1,468,000 Ordinary
Class	Options
Number acquired	15,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0
No. of securities held after change	1,468,000 Ordinary 15,000 Options (expire 26/10/08)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 15,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Gordon Armour Verco
Date of last notice	5 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	KMS Properties Pty Ltd ATF The Verco Family Trust (ACN 001 507 115) The director is a director and shareholder of KMS Properties Pty Ltd and is a beneficiary of The Verco Family Trust. Verco Superannuation Fund Pty Ltd ATF Verco Superannuation Fund (ACN 110 217 706) The director is the sole director and shareholder of Verco Superannuation Fund Pty Ltd and is a beneficiary of the Verco Superannuation Fund.
Date of change	26 October 2006
No. of securities held prior to change	1,104,947 Ordinary 10,000 Options (expire 28/10/07)
Class	Options
Number acquired	15,000
Number disposed	0

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	1,104,947 Ordinary 10,000 Options (expire 28/10/07) 15,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 15,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

RECEIVED
14 A 7:2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	165,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Number of grantees: - Directors 6 Aggregate number of shares under Options: 165,000 Issue date: 26 October 2006 Exercise price: $5.17 Exercise period: The period commencing at 9am on 20 October 2008 and ending at 5pm on 26 October 2008, the 2nd anniversary of the issue date.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No The ordinary shares issued on exercise of the options will rank equally with all other ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the Performance Equity Plan. Approved by shareholders at the Annual General Meeting on 26 October 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Immediately after issue.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
46,607,876	Fully Paid Ordinary (CDD)
7,518,442	Convertible Notes (CDDG)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
697,000	Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Options will not participate in dividends until exercised.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 November 2006
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew David Buckley
Date of last notice	5 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bonnip Pty Ltd (ACN 105 226 104). The director is a director of Bonnip Pty Ltd. Buckland (Qld) Pty Ltd (ACN 079 183 609). The director is a director and shareholder of Buckland (Qld) Pty Ltd. Buckland (Qld) Pty Ltd ATF The Buckland Family Trust (ACN 079 183 609). The director is a director and shareholder of Buckland (Qld) Pty Ltd and is a beneficiary of the Buckley Family Trust.
Date of change	8 November 2006 – Ordinary 26 October 2006 – Options
No. of securities held prior to change	2,245,810 Fully Paid Ordinary 30,000 Options (expire 5/11/06) 40,000 Options (expire 28/10/07)
Class	Ordinary Options

+ See chapter 19 for defined terms.

Number acquired	30,000 (Ordinary) 60,000 (Options)
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	2,275,810 Ordinary 40,000 Options (expire 28/10/07) 60,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 30,000 Options issued on 5 November 2004. Issue of 60,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jeffrey Ian Forbes
Date of last notice	11 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	J I & J J Forbes ATF the Forbes Superannuation Fund. The director is a trustee and beneficiary of the Forbes Superannuation Fund.
Date of change	26 October 2006
No. of securities held prior to change	2,500 Ordinary
Class	Options
Number acquired	30,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0
No. of securities held after change	2,500 Ordinary 30,000 Options (expire 26/10/08)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 30,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Charles Johnson
Date of last notice	5 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trevor Johnson ATF The Johnson Family Trust
Date of change	8 November 2006 – Ordinary 26 October 2006 – Options
No. of securities held prior to change	1,927,990 Ordinary 15,000 Options (expire 5/11/06) 20,000 Options (expire 28/10/07)
Class	Ordinary Options
Number acquired	15,000 (Ordinary) 30,000 (Options)
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

+ See chapter 19 for defined terms.

No. of securities held after change	1,942,990 Ordinary 20,000 Options (expire 28/10/07) 30,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 15,000 Options issued on 5 November 2004. Issue of 30,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen John Moss
Date of last notice	10 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Jagomoss Pty Ltd ATF The Moss Investment Trust (ACN 010 692 396) The director is a director and shareholder of Jagomoss Pty Ltd and is a beneficiary of the Moss Investment Trust. Lavalhars Pty Ltd ATF The Stephen Moss Superannuation Fund (ACN 010 528 739) The director is a director and shareholder of Lavalhars Pty Ltd and is a beneficiary of the Stephen Moss Superannuation Fund. Antoinette Moss The director is the spouse of Antoinette Moss.
Date of change	26 October 2006
No. of securities held prior to change	579,771 Ordinary
Class	Options

+ See chapter 19 for defined terms.

Number acquired	15,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0
No. of securities held after change	579,771 Ordinary 15,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 15,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham George Tamblyn
Date of last notice	29 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tamblyn Investments Pty Ltd (ACN 067 936 912). The director is a director and shareholder of Tamblyn Investments Pty Ltd.
Date of change	26 October 2006
No. of securities held prior to change	1,468,000 Ordinary
Class	Options
Number acquired	15,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0
No. of securities held after change	1,468,000 Ordinary 15,000 Options (expire 26/10/08)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 15,000 *Options* in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Gordon Armour Verco
Date of last notice	5 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	KMS Properties Pty Ltd ATF The Verco Family Trust (ACN 001 507 115) The director is a director and shareholder of KMS Properties Pty Ltd and is a beneficiary of The Verco Family Trust. Verco Superannuation Fund Pty Ltd ATF Verco Superannuation Fund (ACN 110 217 706) The director is the sole director and shareholder of Verco Superannuation Fund Pty Ltd and is a beneficiary of the Verco Superannuation Fund.
Date of change	26 October 2006
No. of securities held prior to change	1,104,947 Ordinary 10,000 Options (expire 28/10/07)
Class	Options
Number acquired	15,000
Number disposed	0

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	1,104,947 Ordinary 10,000 Options (expire 28/10/07) 15,000 Options (expire 26/10/08)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 15,000 Options in accordance with the resolution passed at the AGM on 26/10/06.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

20 November 2006

RECEIVED

2007 NOV 14 A 7:43

Cardno Shaping the Future

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Stock Exchange
Companies Announcements Office

Dear Sir/Madam,

CONVERTIBLE NOTES (CDDG)
ENTITLEMENT NOTICE / CONVERSION NOTICE

Please find attached copies of the Entitlement Notice and Notice of Conversion that were sent to Noteholders on Friday, 17 November 2006.

Yours faithfully

Jeff Forbes
Company Secretary
for **Cardno**

ASSOCIATION OF CONSULTING ENGINEERS AUSTRALIA MEMBER

Quality System
Quality Endorsed Company

17 November 2006

Cardno
Shaping the Future

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Dear Noteholder

ENTITLEMENT NOTICE
INTEREST PAYMENT AND CONVERSION OF CONVERTIBLE NOTES TO ORDINARY SHARES

The third interest payment date on the Convertible Notes (**Notes**) issued by Cardno Limited will occur on 31 December 2006. As this date is a Sunday, the interest payment will be calculated to 31 December 2006, but paid to eligible Noteholders on Friday, 29 December 2006. To be eligible to receive the interest payment, you must be the registered holder of Notes on 24 December 2006, the official record date for the payment.

In accordance with the terms of the Unsecured Convertible Note Trust Deed, you are also entitled to convert your Notes to ordinary shares (**Shares**). To do this, you must return the signed Conversion Notice to the Share Registry (as per the instructions on the Conversion Notice) on or before **2 December 2006** (**Conversion Expiry Date**). Shares will be issued in respect of any Notes converted on or before 8 January 2007.

You may exercise your right to convert your Notes by completing and returning the **enclosed** Notice of Conversion of Convertible Notes on or before the Conversion Expiry Date in accordance with the instructions on that form. If you do not intend to convert your Notes at this stage, you are not required to take any action.

Any Notes converted to Shares will be converted on the basis of one Share for every Note converted. Notes may only be converted in multiples of 1,000, except if you intend to convert your entire holding of Notes, in which case you may do so. If you elect to convert any Notes on or before the Conversion Expiry Date, you will still receive the 31 December 2006 interest payment.

Cardno Limited is not exercising its right under the Unsecured Convertible Note Trust Deed to pay a cash equivalent amount in lieu of issuing Shares on this occasion. There will be another opportunity to convert your Notes to Shares in June 2007. Another Entitlement Notice and Notice of Conversion of Convertible Notes will be sent to you when this opportunity arises.

In accordance with 6.1 of Appendix 6A of the ASX Listing Rules, Cardno Limited advises that:

- the market sale closing price on the ASX of ordinary fully paid shares in Cardno Limited was $5.25 on 16 November 2006 being the last trading day prior to the date of this notice; and

ACEA
MEMBER

Quality Endorsed Company

- during the three months preceding the date of this notice:
  - the highest market closing price on the ASX of ordinary fully paid shares was $5.50 on 6 November 2006; and
  - the lowest market closing price on the ASX of ordinary fully paid shares was $4.30 on 18 September 2006.
- the last market sale closing price on the ASX of the Convertible Notes issued by Cardno Limited was $5.30 on 16 November 2006; and
- during the three months preceding the date of this notice:
  - the highest market closing price on the ASX of the Convertible Notes was $5.30 on 30/31 October 2006 and 1/2/6/7/8/9/10/13/14/15/16 November 2006; and
  - the lowest market closing price was $4.30 on 17/18/21 August 2006 and 13/14 September 2006.

If you are unsure whether you should convert your Notes please seek advice from your financial adviser.

Yours faithfully

J Forbes

Jeff Forbes
Company Secretary
for **Cardno**

Cardno

CARDNO LIMITED
ACN 108 112 303

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7454
Outside Australia: +61 2 8280 7454
Facsimile: (02) 9287 0303
ASX Code CDDG
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Notice of Conversion of Convertible Notes

COPY ONLY

Please contact Link Market Services should you require an original form to complete.

ASX Code: CDDG

HIN/SRN:

Current Holding:

Return Form by 1 December 2006

PLEASE COMPLETE BELOW (using block letters) – refer overleaf for details and further instructions on how to complete this form.

I/We hereby exercise my/our right to convert the following number of Convertible Notes to Ordinary Shares in accordance with the terms of the Unsecured Convertible Note Trust Deed on the basis of one (1) Ordinary Share in the Company for every one (1) Convertible Note which I/we convert. Any Ordinary Shares issued on the conversion of my/our Convertible Notes will rank equally and have the same terms as those Ordinary Shares already on issue in Cardno Limited.

A NUMBER OF CONVERTIBLE NOTES TO BE CONVERTED

A Noteholder may deliver a Conversion Notice in relation to all or some of their holding of Convertible Notes. Where a Noteholder delivers a Conversion Notice relating to only part of their holding of Convertible Notes, the Conversion Notice must be in multiples of 1,000 Convertible Notes (except where the Noteholder is converting their entire holding of Convertible Notes, in which case it may be for their entire holding).

If a Noteholder enters a number of Convertible Notes to be converted that is not a multiple of 1,000 and that number of Notes does not constitute the entire holding of Convertible Notes for that Noteholder, Cardno Limited reserves the right to reduce the number of Convertible Notes to be converted to the nearest 1,000.

B YOUR CONTACT DETAILS

Telephone number where you can be contacted during business hours

Contact Name (PRINT)

C SIGNATURE OF NOTEHOLDER(S) – this MUST be signed

Noteholder 1	Noteholder 2	Noteholder 3
Individual or Sole Director and Sole Company Secretary	Director	Director/Company Secretary

This form should be signed by the Noteholder. If a joint holding, all Noteholders must sign. If signed by the Noteholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the Noteholder's constitution and the *Corporations Act 2001* (Cwlth).

Date

/ /

CDD CON003

How to complete the Notice of Conversion of Convertible Notes

Please complete all relevant sections of this form USING BLOCK LETTERS. These instructions are cross referenced to each section of the form.

A. Application for Shares under the Notice of Conversion of Convertible Notes

You can apply to convert all of your Convertible Notes or a portion of your Convertible Notes, provided that, where converting a portion of your Convertible Notes, it is a multiple of 1,000. Please enter in Box A the number of Convertible Notes you wish to convert.

B. Contact Details

Please enter your daytime contact telephone number so we can contact you regarding your form, if necessary.

C. Signature of Noteholder(s)

Please enter the signature(s) of the Registered Noteholder(s).

- Individual or joint Noteholders – each joint Noteholder must sign.
- Attorneys – if this notice is signed by an attorney, the attorney declares they have no notice of revocation of the power under which this notice is signed.
- Companies – *must* execute this notice in accordance with the laws of their jurisdiction.

In accordance with the Terms and Conditions of the Unsecured Convertible Note Trust Deed, Noteholders may elect to convert their Convertible Notes on any Interest Payment Date or on the Maturity Date. A copy of the Unsecured Convertible Note Trust Deed is available from the Company on request.

How to Lodge your Notice of Conversion of Convertible Notes

The completed form must be mailed or delivered to the addresses set out below on or before Friday, 1 December 2006.

Postal Address in Australia
Cardno Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Australia

or

Hand Delivery in Australia
Cardno Limited
C/- Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Australia

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a Noteholder (including your name, address and details of the notes you hold) to be included in the public register of the entity in which you hold notes. Information is collected to administer your noteholding and if some or all of the information is not collected then it might not be possible to administer your noteholding. Your personal information may be disclosed to the entity in which you hold notes. You can obtain access to your personal information by contacting us at the address shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme **CARDNO LIMITED**

ACN/ARSN **108 112 303**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _17_/_11_/_2006__

The previous notice was given to the company on _30_/_10_/_2006___

The previous notice was dated _27_/_10_/_2006___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	2,360,020	5.10%	3,208,200	6.88%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name GLENDA CHARLES Capacity COMPANY SECRETARY

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Australia Nominees Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000

CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225
PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services AUST Noms Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000

PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services AUST Noms Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225

T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

CDD (CARDNO LIMITED) | Portfolios

Portfolio	Fund	Holdings
✔ ICSC	PM	1,815,755
✔ PMSCA	PM	22,000
✔ PMWSCM	PM	613,570
✔ PMWSCS	PM	721,547
✔ SSREN	SS	21,661
✔ PCREN	PC	13,667

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value		Price	AsAtDate
PMWSCM	CDD	42,271	224,036	$	5.30	09/11/2006
PMWSCM	CDD	10,647	56,408	$	5.30	10/11/2006
PMWSCM	CDD	1,463	7,752	$	5.30	13/11/2006
PMWSCM	CDD	3,486	18,415	$	5.28	14/11/2006
PMWSCM	CDD	21,908	115,024	$	5.25	15/11/2006
PMWSCM	CDD	3,327	17,467	$	5.25	16/11/2006
ICSC	CDD	639	3,451	$	5.40	07/11/2006
ICSC	CDD	2,811	14,898	$	5.30	08/11/2006
ICSC	CDD	6,500	34,920	$	5.37	08/11/2006
ICSC	CDD	56,349	298,650	$	5.30	09/11/2006
ICSC	CDD	13,832	73,282	$	5.30	10/11/2006
ICSC	CDD	2,112	11,190	$	5.30	13/11/2006
ICSC	CDD	5,489	28,996	$	5.28	14/11/2006
ICSC	CDD	28,092	147,491	$	5.25	15/11/2006
ICSC	CDD	4,888	25,662	$	5.25	16/11/2006
PMWSCS	CDD	9,159	49,446	$	5.40	03/11/2006
PMWSCS	CDD	2,845	15,284	$	5.37	08/11/2006
PMWSCS	CDD	1,230	6,519	$	5.30	08/11/2006
PMWSCS	CDD	43,633	231,255	$	5.30	09/11/2006
PMWSCS	CDD	10,536	55,820	$	5.30	10/11/2006
PMWSCS	CDD	1,696	8,986	$	5.30	13/11/2006
PMWSCS	CDD	3,821	20,184	$	5.28	14/11/2006
PMWSCS	CDD	22,028	115,654	$	5.25	15/11/2006
PMWSCS	CDD	3,507	18,412	$	5.25	16/11/2006
PMWSCS	CDD	179,448	942,102	$	5.25	17/11/2006
PMWSCS	CDD	3,159	16,606	$	5.26	17/11/2006
ICSC	CDD	478	2,533	$	5.30	01/11/2006
ICSC	CDD	16,564	89,422	$	5.40	03/11/2006
ICSC	CDD	638	3,445	$	5.40	07/11/2006
ICSC	CDD	1,581	8,379	$	5.30	08/11/2006
ICSC	CDD	3,655	19,636	$	5.37	08/11/2006
ICSC	CDD	54,987	291,431	$	5.30	09/11/2006
ICSC	CDD	13,942	73,865	$	5.30	10/11/2006
ICSC	CDD	1,879	9,956	$	5.30	13/11/2006
ICSC	CDD	5,155	27,231	$	5.28	14/11/2006
ICSC	CDD	27,972	146,861	$	5.25	15/11/2006
ICSC	CDD	4,709	24,722	$	5.25	16/11/2006
ICSC	CDD	4,009	21,074	$	5.26	17/11/2006
ICSC	CDD	227,735	1,195,609	$	5.25	17/11/2006

Cardno
Shaping the Future

Our Ref CL-12 NOD

Contact Jeff Forbes

8 December 2006

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Stock Exchange
Companies Announcements Office

Dear Sir/Madam,

RELEASE OF SHARES FROM ESCROW

We refer to the 342,984 ordinary shares issued on 22 December 2005 with an escrow period of 12 months and advise that these shares will be released from escrow on 22 December 2006.

Yours faithfully

J Forbes

Jeffrey I Forbes
Company Secretary
for Cardno Limited

ACEA
Association of Consulting Engineers Australia
Member

Quality System
Quality Endorsed Company

Our Ref CL-12 NOD

Contact Jeff Forbes

RECEIVED

2007 NOV 14 A 7:13

8 December 2006

Cardno
Shaping the Future

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Stock Exchange
Companies Announcements Office

Dear Sir/Madam,

CONVERSION OF CONVERTIBLE NOTES TO ORDINARY SHARES

We refer to the Entitlement Notice and Notice of Conversion sent to Convertible Noteholders on 17 November 2006 and advise that at the close of the offer Noteholders had elected to convert a total of 5,272,977 Convertible Notes to Ordinary shares. The conversion will be completed on or before 8 January 2007.

Yours faithfully

Jeffrey I Forbes
Company Secretary
for Cardno Limited

ACEA ASSOCIATION OF CONSULTING ENGINEERS AUSTRALIA MEMBER

Quality System Quality Endorsed Company

Our Ref CL-12 NOD

Contact Jeff Forbes

Cardno
Shaping the Future

8 December 2006

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Stock Exchange
Companies Announcements Office

Dear Sir/Madam,

CONVERSION OF CONVERTIBLE NOTES TO ORDINARY SHARES

We refer to the Entitlement Notice and Notice of Conversion sent to Convertible Noteholders on 17 November 2006 and advise that at the close of the offer Noteholders had elected to convert a total of 5,272,977 Convertible Notes to Ordinary shares. The conversion will be completed on or before 8 January 2007.

Yours faithfully

Jeffrey I Forbes
Company Secretary
for Cardno Limited

ACEA
Association of Consulting Engineers Australia
Member

Quality System
Quality Endorsed Company

RECEIVED

Cardno
Shaping the Future

Media Release and ASX Statement **18 December 2006**

ACQUISTION EXPANDS CARDNO'S REPRESENTATION IN VICTORIA AND QUEENSLAND

Cardno Limited (ASX: CDD) has today announced the acquisition of Grogan Richards Consulting Engineers. Grogan Richards is a 110 person Melbourne headquartered civil, structural, hydraulic, traffic and transportation consulting engineering business. The acquisition further strengthens Cardno's growing national presence and in particular, focuses on growing Cardno's capabilities in Victoria. Grogan Richards also brings to the Group additional Brisbane based staff within their Queensland office.

The Grogan Richards addition increases Cardno's staff numbers to around 1600 consolidating Cardno's position as one of the largest professional services infrastructure consultancies in Australia.

The new Victorian firm, to be known as Cardno Grogan Richards, is expected to contribute around $16 million per year in turnover and be EPS positive.

Founded in 1979, Grogan Richards has been involved in many signature engineering projects in Australia, including the Queen Victoria Centre for the Grollo Group, Waterfront City within Melbourne's Docklands for ING, several shopping centre projects for The Westfield Group, the Queensland Investment Corporation, Colonial First State and Spotlight, and Sydney Airport Traffic Infrastructure Study, as well as large master planned developments such as the 2,300 lot development Lakeside Pakenham for Delfin Lend Lease.

Grogan Richards' client base includes builders, developers, shopping centre owners and managers, local government, government departments, architects, manufacturers, retailers, town planners and the legal profession.

Cardno Limited Managing Director Andrew Buckley said the acquisition will significantly increase Cardno's presence in the Victorian market and allow the Company to continue to grow its business.

"With the addition of Grogan Richards, Cardno will have much stronger representation in the Victorian marketplace – boosting engineering staff numbers and providing increased capability to serve Victorian clients needs. This will allow Cardno to offer more services to our existing client base. Likewise Grogan Richards' clients will be able to benefit from accessing the resources of a global business," said Mr. Buckley.

"To acknowledge the importance of the union and the Victorian marketplace, Cardno will establish a separate Victorian Division," said Mr. Buckley.

"We are glad to be partnering with a business like Cardno," said Steve Richards, Managing Director of Grogan Richards and Division Manager of Cardno's new Victorian Division.

Mr. Richards said that Cardno had a sound reputation for technical excellence and developed long term partnering relationships with clients.

"That's also our business philosophy, so the Cardno Grogan Richards union brings two businesses with similar philosophies together," he said.

The acquisition will be funded by a mix of cash and shares and key Grogan Richards staff will become shareholders in Cardno Limited and remain active in the company.

ENDS

For further information:
Andrew Buckley, Managing Director
07 3369 9822 or 0412 059 526

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Our team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. We are an international company, listed on the Australian Stock Exchange [ASX: CDD]. www.cardno.com.au

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Stephen John Moss
Date of last notice	15 November 2006
Date that director ceased to be director	22 December 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Jagomoss Pty Ltd ATF The Moss Investment Trust (ACN 010 692 396) The director is a director and shareholder of Jagomoss Pty Ltd and is a beneficiary of the Moss Investment Trust. Lavalhars Pty Ltd ATF The Stephen Moss Superannuation Fund (ACN 010 528 739) The director is a director and shareholder of Lavalhars Pty Ltd and is a beneficiary of the Stephen Moss Superannuation Fund. Antoinette Moss The director is the spouse of Antoinette Moss.	579,771 Ordinary 15,000 Options (expire 26/10/08)

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

RECEIVED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	674,360
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary 337,180 shares are held in escrow for a period of 12 months and will be released from escrow on 21 December 2007. 337,180 shares are held in escrow for a period of 18 months and will be released from escrow on 21 June 2008.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.94 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To satisfy obligations under the Asset Sale Agreement in respect of the acquisition of Grogan Richards Consulting Engineers.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
47,282,236	Fully Paid Ordinary (CDD)
7,518,442	Convertible Notes (CDDG)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
682,000	Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 December 2006
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

SCHEDULE I

RECEIVED

Documents made public, filed or distributed since 1 July 2006

37.	08/01/2007	Appendix 3B
38.	10/01/2007	Change in substantial holding from PPT
39.	11/01/2007	Amendment to Change in substantial holding lodged 10/01/07
40.	15/01/2007	Acquisition boosts capacity in Western Australia
41.	23/01/2007	Change of Director's Interest Notice
42.	24/01/2007	Appendix 3B
43.	02/02/2007	Appendix 3B
44.	06/02/2007	Release of shares from escrow
45.	20/02/2007	Half Year Accounts
46.	20/02/2007	Half Yearly Report
47.	20/02/2007	Media Rélease - Record Half Year
48.	20/02/2007	Letter to Shareholders re Half Year Results
49.	21/02/2007	Presentation - Half Year Results
50.	23/02/2007	Amended Appendix 3B
51.	06/03/2007	Change of Director's Interest Notice
52.	27/03/2007	General Peter Cosgrove Joins as Director
53.	02/04/2007	Initial Director's Interest Notice
54.	03/04/2007	Dividend Reinvestment Plan - Share Price
55.	10/04/2007	Change in substantial holding from PPT
56.	16/04/2007	Appendix 3B

57.	19/04/2007	Change of Director's Interest Notice
58.	26/04/2007	Appointment of International Division Manager
59.	01/05/2007	Expands Discipline Base into Landscape Architecture
60.	14/05/2007	Appendix 3B
61.	21/05/2007	Convertible Notes Entitlement Notice/Conversion Notice
62.	22/05/2007	Launches into US Market with Acquisition of EMG
63.	31/05/2007	Appendix 3B
64.	19/06/2007	Appendix 3B
65.	19/06/2007	Cardno Accelerates US Expansion Plans
66.	26/06/2007	Cardno Builds on Capacity in NSW Structures
67.	26/06/2007	Appendix 3B
68.	28/06/2007	Continues International Expansion with NZ Acquisition
69.	28/06/2007	Appendix 3B
70.	29/06/2007	Cardno Update - Investor Presentation
71.	02/07/2007	Investor Presentation - 2 July 2007
72.	03/07/2007	Appendix 3B
73.	12/07/2007	Change of Director`s Interest Notice
74.	18/07/2007	Forecast Profit 2006-07
75.	24/07/2007	Change in substantial holding from PPT
76.	21/08/2007	Preliminary Final Report
77.	21/08/2007	Cardno Announces Record Profit
78.	21/08/2007	Full Year Statutory Accounts

79.	03/09/2007	2007 Full Year Results Presentation
80.	10/09/2007	Change of Director`s Interest Notice
81.	11/09/2007	Cardno Consolidates Presence in Resources Sector
82.	13/09/2007	ABN AMRO Morgans Annual Queensland Conference Presentation
83.	14/09/2007	Appendix 3B
84.	24/09/2007	Dividend Reinvestment Plan Share Price
85.	25/09/2007	2007 Notice of Annual General Meeting
86.	25/09/2007	2007 AGM Proxy Form
87.	25/09/2007	2007 Annual Review
88.	25/09/2007	2007 Shareholder Briefing Notice
89.	25/09/2007	2007 Financial Report
90.	25/09/2007	Retirement of Director
91.	27/09/2007	Asian Roadshow Presentation
92.	01/10/2007	Release of Shares from Escrow
93.	08/10/2007	Appendix 3B
94.	10/10/2007	Change of Director's Interest Notice
95.	25/10/2007	Chairman's Address – 2007 AGM
96.	25/10/2007	Managing Director's 2007 AGM Presentation
97.	25/10/2007	Results of Meeting
98.	31/10/2007	Appendix 3B
99.	31/10/2007	Change of Director's Interest Notice x 6
100.	31/10/2007	Final Director's Interest Notice

Our Ref CL-12 NOD

Contact Jeff Forbes

RECEIVED

2007 NOV 14 A 7:13

Cardno

Shaping the Future

8 January 2007

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Australian Securities Exchange
Companies Announcements Office

Dear Sir/Madam,

LODGEMENT OF APPENDIX 3B

Please find attached an Appendix 3B in relation to the issue of 5,273,219 ordinary shares. These shares relate to the conversion of convertible notes to ordinary shares in accordance with the Convertible Note Terms and the Entitlement Notice issued on 17 November 2006.

We advise that the final number of convertible notes being converted is marginally higher than what was stated in our letter lodged with the ASX on 8 December 2006.

Yours faithfully

Jeffrey I Forbes
Company Secretary
for Cardno Limited

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Quality Endorsed Company

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,273,219
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of 5,273,219 Convertible Notes to Ordinary shares in accordance with the Convertible Note Terms and the Entitlement Notice issued 17 November 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 January 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
52,555,455	Fully Paid Ordinary (CDD)
2,245,223	Convertible Notes (CDDG)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
682,000	Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	5,273,219
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Conversion of 5,273,219 Convertible Notes to Ordinary shares in accordance with the Convertible Note Terms and the Entitlement Notice issued 17 November 2006.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
52,555,455	Fully Paid Ordinary (CDD)
2,245,223	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 January 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme **CARDNO LIMITED**

ACN/ARSN **108 112 303**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _09_/_01_/_2007__

The previous notice was given to the company on _21_/_11_/_2006___

The previous notice was dated _17_/_11_/_2006___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**3,208,200**	**6.88%**	**4,805,624**	**10.16%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name JOANNE HAWKINS Capacity COMPANY SECRETARY

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Australia Nominees Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PMISF1	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISF3	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF3 A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6022 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225
PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000

PICATS	RBC Daxia Investor Services AUST Noms Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services AUST Noms Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code PTPCO RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code PTNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services AUST Noms Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

CDD (CARDNO LIMITED) | Portfolios

Portfolio	Fund	Holdings
ICSC	PM	2,648,138
PMWSCM	PM	1,297,882
PMWSCS	PM	740,562
PCREN	PC	72,147
PIAEA5	PM	46,895

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
PMSCA	CDD	- 22,000	- 120,120	$ 5.46	29/11/2006
PMWSCM	CDD	841	4,525	$ 5.38	29/11/2006
PMWSCM	CDD	1,050	5,649	$ 5.38	08/12/2006
PMWSCM	CDD	4,073	21,913	$ 5.38	15/12/2006
PMWSCM	CDD	- 10,348	- 56,707	$ 5.48	19/12/2006
PMWSCM	CDD	- 6,463	- 35,547	$ 5.50	05/01/2007
PMWSCM	CDD	695,159	3,865,084	$ 5.56	10/01/2007
ICSC	CDD	6,634	35,668	$ 5.38	11/12/2006
ICSC	CDD	227	1,219	$ 5.37	12/12/2006
ICSC	CDD	6,500	34,970	$ 5.38	13/12/2006
ICSC	CDD	2,500	13,450	$ 5.38	14/12/2006
ICSC	CDD	5,781	31,102	$ 5.38	15/12/2006
ICSC	CDD	- 5,539	- 30,354	$ 5.48	19/12/2006
ICSC	CDD	1,916	10,346	$ 5.40	04/01/2007
ICSC	CDD	6,463	35,547	$ 5.50	05/01/2007
ICSC	CDD	785,161	4,365,495	$ 5.56	10/01/2007
PMWSCS	CDD	4,321	22,811	$ 5.28	20/11/2006
PMWSCS	CDD	2,116	11,172	$ 5.28	22/11/2006
PMWSCS	CDD	194	1,044	$ 5.38	29/11/2006
PMWSCS	CDD	2,342	12,592	$ 5.38	11/12/2006
PMWSCS	CDD	4,478	24,092	$ 5.38	15/12/2006
PMWSCS	CDD	5,564	30,936	$ 5.56	10/01/2007
ICSC	CDD	5,679	29,979	$ 5.28	20/11/2006
ICSC	CDD	2,884	15,228	$ 5.28	22/11/2006
ICSC	CDD	647	3,481	$ 5.38	29/11/2006
ICSC	CDD	4,292	23,076	$ 5.38	11/12/2006
ICSC	CDD	5,376	28,923	$ 5.38	15/12/2006
ICSC	CDD	1,916	10,346	$ 5.40	04/01/2007
ICSC	CDD	1,946	10,820	$ 5.56	10/01/2007
PIAEA5	CDD	22,000	120,120	$ 5.46	29/11/2006
PIAEA5	CDD	11,895	64,233	$ 5.40	18/12/2006
PIAEA5	CDD	8,100	44,145	$ 5.45	21/12/2006
PIAEA5	CDD	2,750	14,988	$ 5.45	22/12/2006
PIAEA5	CDD	2,150	11,718	$ 5.45	28/12/2006
PCREN	CDD	21,661	116,969	$ 5.40	13/12/2006
PCREN	CDD	36,819	204,714	$ 5.56	10/01/2007
SSREN	CDD	- 21,661	- 116,969	$ 5.40	13/12/2006

Perpetual
INVESTMENTS

RECEIVED
2007 NOV 14 A 7:14

Perpetual Investment Management Limited
ABN 18 000 866 535
Australian Financial Services Licence No. 234426

Angel Place ,123 Pitt Street
Sydney
GPO Box 4171
Sydney NSW 2001
Australia

Telephone 02 9229 9000
Facsimile 02 8256 1477

BY FAX

Date: 11 January 2007

To: Mr Mark Buggy
Company Secretary
Cardno Limited
Fax : (07) 3369 9722

From: Joanne Hawkins
Company Secretary

Subject: **Amendment to Form 604**
Notice of Change to Substantial Shareholding

Pages: 1 (including this cover page)

The information in this facsimile is intended for the recipient(s) only. It may contain privileged and confidential information and if you are not an intended recipient, you must not copy, distribute or take any action in reliance on it. If you have received this facsimile in error, please notify us immediately by collect telephone call on the number provided above and return the facsimile to the sender by mail. We will reimburse you for the postage.

Dear Mr Buggy

Please note that the Form 604 lodged on the 10/01/07 is incorrect. The voting power should be 9.14% rather than the 10.16% previously notified.

The previous notice was based on an issued capital figure that excluded the 5,273,219 newly issued ordinary shares resulting from the conversion of convertible notes.

Joanne Hawkins
Company Secretary
Email – jhawkins@perpetual.com.au

RECEIVED

2007 NOV 14 A 7:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cardno
Shaping the Future

Media Release and ASX Statement **15 January 2007**
For immediate release

CARDNO'S ACQUISTION BOOSTS CAPACITY IN WESTERN AUSTRALIA

Cardno Limited (ASX: CDD) has today announced the acquisition of Perth-based structural engineers, Saraceni Engineering Group. The acquisition further strengthens Cardno's presence and capability in Western Australia increasing staff numbers in the state to around 100.

Andrew Buckley, Managing Director of Cardno said the Saraceni Engineering Group is a welcome addition to Cardno as it enhances the skills of the existing Western Australian team.

"Saraceni Engineering is renowned for handling complex and difficult structural solutions and the business has built its reputation around lightweight *structural* design," said Mr Buckley

"This is our eleventh acquisition since listing in May 2004 and the second in Western Australia within 12 months."

Cardno's expansion strategy ensures that added capacity and resourcing is delivered in growing markets such as Western Australia. The Saraceni addition will allow Cardno to offer more services to existing clients and also for Saraceni Engineering Group clients.

The new firm, to be known as Cardno Saraceni, and its eight staff will add significant structural capability to Cardno's operations in Western Australia.

Saraceni Engineering Group was established by Frank Saraceni in 1990. The group is well known as a structural practice and has significant experience in the commercial building sector as well as experience in the design of bridges, shopping centres and apartment blocks.

John King, Cardno's Western Australian Division Manager said the purchase of Saraceni Engineering Group presented a great opportunity to join with an experienced structural team with significant future work commitments.

"Saraceni are currently designing four multi-storey buildings in Perth's CBD including Raine Square a 27 level landmark commercial and retail complex," said Mr King.

Mr King said that with major clients such as Woolworths, Coles Myer, Saville, Diploma Pro-Build, Saracen Properties and Clough Engineering, the Saraceni Engineering Group is well respected.

Saraceni's significant previous projects include the Boeing 737 Hangar complex at Perth Domestic Airport; Warwick Cinema Complex; Stirling Shopping Centre, the Woolworths development in Perth's Hay Street Mall and facility buildings for two gas plants in Pakistan.

ENDS

For further information:

Jeff Forbes, Chief Financial Officer	**or**	Monique Roberts, Business Developer Adviser
07 3369 9822		**07** 33100 2142 or 0411 779 785

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Our team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. We are an international company, listed on the Australian Stock Exchange [ASX: CDD].
www.cardno.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham George Tamblyn
Date of last notice	15 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tamblyn Investments Pty Ltd (ACN 067 936 912). The director is a director and shareholder of Tamblyn Investments Pty Ltd.
Date of change	18 January 2007
No. of securities held prior to change	1,468,000 Ordinary 15,000 Options (expire 26/10/08)
Class	Ordinary (CDD)
Number acquired	0
Number disposed	43,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$244,931.09
No. of securities held after change	1,425,000 Ordinary 15,000 Options (expire 26/10/08)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

RECEIVED
2007 NOV 14 A 7:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary pursuant to Employee Tax Exempt Share Acquisition Plan Options pursuant to Performance Equity Plan
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Ordinary = 142,065 Options = 986,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Restriction period of 3 years will end on 14 November 2009. Options Number of grantees = 189 Aggregate no. of shares under Options = 986,500 Issue date = 14 November 2006 Exercise price = $5.30

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise period: the period commencing at 9am on 8 November 2008 and ending at 5pm on 14 November 2008, the 2nd anniversary of the Issue Date.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares = Yes Options = No The ordinary shares issued on exercise of the options will rank equally with all other ordinary shares.
5	Issue price or consideration	Ordinary = $5.30 per share Options = Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary Shares Pursuant to the Employee Tax Exempt Share Acquisition Plan. Options Pursuant to the Performance Equity Plan. Approved by shareholders at the Annual General Meeting on 1 November 2004.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Ordinary = 24 January 2007 Options = Immediately after issue

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
52,697,520	Fully Paid Ordinary (CDD)
2,245,223	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
70,000	Options (exercise date 28/10/07)
462,000	Options (exercise date 23/11/07)
150,000	Options (exercise date 26/10/08)
986,500	Options (exercise date 14/11/08)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Ordinary = Unchanged Options = the options will not participate in dividends until exercised.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 January 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,685
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary The 22,685 shares will be held in escrow for a period of 18 months and will be released from escrow on 2 August 2008.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.29 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To satisfy obligations under the Share Sale Agreement in respect of the acquisition of Saraceni Engineering Group Pty Ltd.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 February 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
52,720,205	Fully Paid Ordinary (CDD)
2,245,223	Convertible Notes (CDDG)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
70,000	Options (exercise date 28/10/07)
462,000	Options (exercise date 23/11/07)
150,000	Options (exercise date 26/10/08)
986,500	Options (exercise date 14/11/08)

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 February 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2007 NOV 14 A 7:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cardno
Shaping the Future

Our Ref CL-12 NOD

Contact Jeff Forbes

6 February 2007

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Securities Exchange
Companies Announcements Office

Dear Sir/Madam,

RELEASE OF SHARES FROM ESCROW

We refer to the 489,995 ordinary shares issued on 12 August 2005 with an escrow period of 18 months and advise that these shares will be released from escrow on 12 February 2007.

Yours faithfully

J Forbes

Jeffrey I Forbes
Company Secretary
for Cardno Limited

Listed on ASX

ACEA Member

Quality System
Quality Endorsed Company



Cardno Limited

ABN 70 108 112 303

and its controlled entities

Interim Financial Report

for the half-year ended 31 December 2006

Table of Contents

Cardno Limited and its Controlled Entities for the half-year ended 31 December 2006

Directors' Report 3

Auditor's Independence Declaration 5

Consolidated Income Statement 6

Consolidated Balance Sheet 7

Consolidated Statement of Changes in Equity 8

Consolidated Cash Flow Statement 9

Notes to the Consolidated Financial Statement 10

Directors' Declaration 15

Independent Review Report 16

Directors' Report

Cardno Limited and its Controlled Entities for the half-year ended 31 December 2006

The directors present their report together with the consolidated financial report of Cardno Limited ("the Company") and its controlled entities for the half-year ended 31 December 2006 and report thereon.

Directors

The directors of the Company in office during or since the end of the half-year ended 31 December 2006 are set out below:

John Massey (Chairman - Non-executive)
Graham Tamblyn (Deputy Chairman - Executive)
Andrew Buckley (Managing Director - Executive)
Ronald Fisher (Executive and Company Secretary) (resigned 7 July 2006)
Jeffrey Forbes (Executive and Company Secretary) (appointed 10 July 2006)
Trevor Johnson (Executive)
Ian Johnston (Non-executive)
Stephen Moss (Executive) (resigned 22 December 2006)
James Verco (Executive)

Company Secretary

Ronald Fisher (Company Secretary) (resigned 7 July 2006)
Jeffrey Forbes (Company Secretary) (appointed 10 July 2006)
Mark Buggy (Additional Company Secretary)

Review of Results and Operations

Cardno Limited achieved a profit after tax of $8.29m for the half-year ended 31 December 2006, an increase of 16.4% over the December 2005 half-year profit of $7.12m.

Revenue for the December 2006 half-year was $111.08m which is 23.8% higher than the December 2005 figure of $89.73m. Fees for services, recoverable costs and sale of goods were $110.65m which is 24.2% higher than the December 2005 figure of $89.11m.

It is expected that there will be less seasonality in the company's results in the current year compared with previous years.

Two main factors contributed to the significant growth in revenues and profits:

1. Business conditions for the Cardno group have generally remained strong which has driven continuing organic growth in existing businesses.

2. During the half-year, the following acquisitions were made and contributed to the results for the first time:

    - Cardno Stanwill formed by acquiring Stanwill Consulting Engineers.
    - Cardno Grogan Richards formed by acquiring Grogan Richards Consulting Engineers.
    - Cardno Saraceni formed by acquiring Saraceni Engineering Group Pty Ltd.

The outlook for Cardno continues to be strong with good prospects for expanding the business through both organic growth and acquisitions both in Australia and internationally.

Directors' Report

Cardno Limited and its Controlled Entities for the half-year ended 31 December 2006

Dividends

A fully franked interim dividend of 10 cents per share has been declared, which is a 11.1% increase over the corresponding period last year.

Auditor's Independence Declaration

The auditor's independence declaration under Section 307C of the Corporations Act is set out on page 5 and forms part of the directors' report for the half-year ended 31 December 2006.

Rounding of Amounts

The consolidated entity is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Signed in accordance with a resolution of directors.

On behalf of the Directors

JOHN C MASSEY
Chairman

Brisbane
20 February 2007

William Buck
Business Advisors
Chartered Accountants

Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To the directors of Cardno Limited

I declare that, to the best of my knowledge and belief, during the half-year ended 31 December 2006 there have been:

(i) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

Signed at Brisbane 20 February 2007.

William Buck

WILLIAM BUCK
Chartered Accountants

R. Q. Cole

R Q COLE
Partner

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld.com.au W www.williambuck.com.au
William Buck is an association of independent firms, each trading under the name of William Buck in Melbourne, Sydney, Brisbane, Adelaide, Perth and Cairns • Affiliated with AGN International
melbourne sydney brisbane adelaide perth cairns
strategic advice innovative solutions service excellence

Consolidated Income Statement

Cardno Limited and its Controlled Entities for the half-year ended 31 December 2006

	Note	Consolidated 31-Dec-06 $'000	Consolidated 31-Dec-05 $'000
Revenues from ordinary activities	2	111,077	89,732
Raw materials, sub-contractor costs and consumables used	3	88,956	70,729
Depreciation and amortisation expenses	3	2,212	1,606
Financing costs	3	1,600	2,061
Other expenses		6,855	5,030
		99,623	79,426
Profit/(loss) before income tax		11,454	10,306
Income tax expense		3,168	3,188
Net profit/(loss) for the year		**8,286**	**7,118**
Basic earnings per share (cents per share)*		17.86	18.12
Diluted earnings per share (cents per share)		16.15	15.41

* The reduction in basic earnings per share is largely due to the substantial conversion of convertible notes to shares at each of the previous 6 monthly conversion dates.

The income statement is to be read in conjunction with the notes to the consolidated financial statements set out on pages 10 to 14.

Consolidated Balance Sheet

Cardno Limited and its Controlled Entities as at 31 December 2006

	Note	Consolidated 31-Dec-06 $'000	Consolidated 30-Jun-06 $'000
CURRENT ASSETS			
Cash and cash equivalents		9,844	17,508
Trade and other receivables		37,523	25,365
Inventories		26,493	26,099
Other current assets		2,990	1,386
TOTAL CURRENT ASSETS		76,850	70,358
NON-CURRENT ASSETS			
Trade and other receivables		821	821
Other financial assets		31	34
Property, plant and equipment		11,763	10,055
Deferred tax assets		4,924	4,249
Intangible assets		60,611	50,896
Other non-current assets		124	248
TOTAL NON-CURRENT ASSETS		78,274	66,303
TOTAL ASSETS		155,124	136,661
CURRENT LIABILITIES			
Trade and other payables		18,572	19,917
Interest-bearing loans and borrowings		15,325	9,254
Current tax liabilities		1,580	1,038
Short term provisions		7,545	6,922
Other current liabilities		14,203	9,922
TOTAL CURRENT LIABILITIES		57,225	47,053
NON-CURRENT LIABILITIES			
Trade and other payables		-	387
Interest-bearing loans and borrowings	5	22,798	33,802
Deferred tax liabilities		5,923	6,106
Long term provisions		3,354	3,059
TOTAL NON-CURRENT LIABILITIES		32,075	43,354
TOTAL LIABILITIES		89,300	90,407
NET ASSETS		65,824	46,254
EQUITY			
Issued capital	6	52,040	35,942
Reserves		(240)	(58)
Retained earnings		14,024	10,370
TOTAL EQUITY		65,824	46,254

The balance sheet is to be read in conjunction with the notes to the consolidated financial statements set out on pages 10 to 14.

Consolidated Statement of Changes in Equity

Cardno Limited and its Controlled Entities for the half-year ending 31 December 2006

	Note	Issued Capital Ordinary $'000	Retained Earnings $'000	Reserves Forex $'000	Reserves ARR $'000	Total $'000
BALANCE AT 1 JULY 2005		**19,656**	**4,566**	**(44)**	**68**	**24,246**
Shares issued		10,153	-	-	-	10,153
Profit for the period		-	7,118	-	-	7,118
Dividends paid or provided	4	-	(3,146)	-	-	(3,146)
Restatement of functional currency		-	-	10	-	10
Revaluation of property, plant and equipment		-	-	-	(68)	(68)
BALANCE AT 31 DECEMBER 2005		**29,809**	**8,538**	**(34)**	**-**	**38,313**
BANANCE AT 1 JULY 2006		35,942	10,370	(58)	-	46,254
Shares issued		4,999	-	-	-	4,999
Notes converted to shares		11,099	-	-	-	11,099
Profit for the period		-	8,286	-	-	8,286
Dividends paid or provided	4	-	(4,632)	-	-	(4,632)
Restatement of functional currency		-	-	(182)	-	(182)
BALANCE AT 31 DECEMBER 2006		**52,040**	**14,024**	**(240)**	**-**	**65,824**

The statement of changes in equity is to be read in conjunction with the notes to the consolidated interim financial statements set out in pages 10 to 14.

Consolidated Cash Flow Statement

Cardno Limited and its Controlled Entities for the half-year ended 31 December 2006

	Consolidated	
	31-Dec-06	31-Dec-05
	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	116,248	80,737
Dividends received	30	-
Interest received	155	243
Finance costs paid	(1,352)	(1,852)
Cash paid to suppliers and employees	(109,235)	(76,711)
Income tax paid	(3,449)	(2,001)
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	**2,397**	**416**
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of subsidiaries, net of cash acquired	(11,511)	(13,249)
Payments for investments		(32)
Additions to intangibles	(2)	-
Proceeds from sale of property, plant & equipment	135	1,095
Payments for property, plant & equipment	(1,329)	(1,989)
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	**(12,707)**	**(14,175)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	4,239	9,605
Payments of vendor liability	(1,146)	(19,527)
Proceed/(Repayment) of borrowings	6,014	(9,061)
Dividends paid	(4,632)	(3,146)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**4,475**	**(22,129)**
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS HELD	**(5,835)**	**(35,888)**
CASH AND CASH EQUIVALENTS AT 1 JULY	**15,679**	**44,391**
CASH AND CASH EQUIVALENTS AT 31 DECEMBER	**9,844**	**8,503**

The cash flow statement is to be read in conjunction with the notes to the consolidated financial statements set out on pages 10 to 14.

Notes to the Consolidated Financial Statements

Cardno Limited and its Controlled Entities for the half-year ended 31 December 2006

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Cardno Limited (the "Company") is a company domiciled in Australia. The consolidated interim financial report of the Company for the six months ended 31 December 2006 comprises the Company and its subsidiaries (together referred to as the "consolidated entity").

The consolidated interim financial report was authorised for issue by the directors on 20 February 2007.

(a) Statement of compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB134 Interim Financial Reporting, Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board (AASB), Corporations Act 2001 and other authoritative pronouncements of the Australian Accounting Standards Board.

The consolidated interim financial report does not include all the information required for a full annual financial report. The interim financial report is to be read in conjunction with the most recent annual financial report. This report must be read in conjunction with any public announcements made by Cardno Limited during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(b) Significant accounting policies

The financial report is presented in Australian dollars. The accounting policies applied by the consolidated entity in this consolidated financial report are the same as those applied by the consolidated entity in its consolidated financial report as at and for the year ended 30 June 2006.

The accounting policies have been consistently applied throughout the consolidated entity for the purposes of this consolidated interim financial report.

Notes to the Consolidated Financial Statements

Cardno Limited and its Controlled Entities for the half-year ended 31 December 2006

	Consolidated	
	31-Dec-06 $'000	31-Dec-05 $'000
2. REVENUE FROM ORDINARY ACTIVITIES		
Revenue from operating activities		
Fees from services and sale of goods	91,343	71,564
Fees from recoverable expenses	19,306	17,541
Total revenue	110,649	89,105
Revenue from non-operating activities		
Interest received	155	243
Other	273	384
Total revenue from non-operating activities	428	627
Revenue	111,077	89,732
3. EXPENSES AND LOSSES/(GAINS)		
Raw materials, sub-contractor costs and consumables used	88,956	70,729
Depreciation		
Motor vehicles	122	29
Plant & equipment	812	456
Total Depreciation	934	485
Amortisation of non-current assets		
Works contracts	80	186
Motor vehicles under lease	258	162
Plant & equipment under lease	940	773
Total Amortisation	1,278	1,121
Total Depreciation & Amortisation	2,212	1,606
Bad and doubtful debts	326	140
Finance costs		
Interest charges	1,288	1,679
Finance charges - finance lease and hire purchases	188	198
Convertible note establishment costs	124	184
Total finance costs	1,600	2,061
Rental expense relating to operating leases		
Minimum lease payments	2,553	2,084
4. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES		
(a) Dividends proposed and not recognised as a liability 100% franked dividend at 30% (2005: 30%)	5,272	3,713

4. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES CONTINUED

(b) During the reporting period, the Company paid dividends as follows:

	Cents per share	Total Amount $'000	Franked / Unfranked	Date of payment
31 December 2006 – 2006 Final Dividend	10	4,632	Franked	6 October 2006
For comparison:				
31 December 2005 – 2005 Final Dividend	8	3,146	Franked	6 October 2005

(c) Subsequent to reporting date

Since 31 December 2006 the Directors have declared the following dividend:

	Cents per share	Total Amount $'000	Franked / Unfranked	Date of payment
2007 Interim Dividend	10	5,272	Franked	13 April 2007

The financial effect of this dividend has not been brought to account in the consolidated entity's financial statements for the half-year ended 31 December 2006 and will be recognised in subsequent financial reports.

	Consolidated	
	31-Dec-06 $'000	30-Jun-06 $'000
5. LONG TERM INTEREST BEARING LOANS AND BORROWINGS		
Lease liability	3,362	3,146
Hire purchase liability	103	173
Convertible notes	18,796	29,895
Forward exchange contract	520	561
Commercial loan	17	27
	22,798	33,802

	31-Dec-06 No. of shares	30-Jun-06 No. of shares	31-Dec-06 $'000	30-Jun-06 $'000
6. ISSUED CAPITAL OF CARDNO LIMITED				
Balance at the beginning of the period	41,835,776	36,290,956	35,942	19,656
Shares issued during the period:				
- Shares issued for cash	715,746	3,970,602	3,523	12,131
- Employee Tax Exempt Share Acquisition Plan	142,065	154,872	676	505
- Employee Performance Equity Plan		-	84	101
- Options Exercised	291,000	-	716	-
- Conversion of Convertible Notes	4,439,714	1,419,346	11,099	3,549
Balance at the end of the year	47,424,301	41,835,776	52,040	35,942

All shares are ordinary shares and have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of members.

7. CONTINGENT LIABILITIES

As at the date of this report, there is no current litigation or pending or threatened litigation which would not be covered by professional indemnity insurance or has not already been provided for in the accounts of the consolidated entity, or which is likely to have a material effect on the financial performance of the consolidated entity.

8. BUSINESS COMBINATIONS

During the half-year the group acquired the net assets of Stanwill Consulting Engineers with an effective acquisition date of 1 July 2006, Saraceni Engineering Group Pty Ltd with an effective acquisition date of 1 October 2006 and Grogan Richards Consulting Engineers with an effective acquisition date of 1 November 2006.

The acquired businesses contributed revenues of $3,543,327 and net profit of $380,914 to the consolidated entity for the half-year. If all of the acquisitions had been effective 1 July 2006, the contributed revenues would have been $9,557,488 and the net profit would have been $1,568,984.

At the date of acquisition, the acquired entities were involved in providing professional services for physical infrastructure. No individual entity represented a material acquisition and consequently the information supplied below is in aggregate for all the entities acquired during the half-year.

Aggregated Information for all acquisitions

	$'000
Purchase Consideration	
Cash consideration	11,165
Vendor liability	1,090
Direct costs relating to the acquisitions	292
Total purchase consideration	12,547
Fair value of net identifiable assets acquired	2,756
Goodwill	9,791

The assets and liabilities arising from the acquisitions are as follows:

	Acquirees' carrying amount $'000	Fair Value $'000
Cash	133	133
Receivables	4,953	4,953
Property, plant and equipment	908	908
Inventories	525	525
Bank overdraft	(479)	(479)
Creditors & borrowings	(1,551)	(1,551)
Provisions	(1,733)	(1,733)
Net identifiable assets acquired	**2,756**	**2,756**

Outflow of cash to acquire subsidiary, net of cash acquired	
Cash consideration	11,165
Less: Balances acquired	
Cash	133
Bank overdraft	(479)
	(346)
Outflow of cash	11,511

9. SEGMENT INFORMATION

The group operates principally as a provider of professional services in physical and social infrastructure fields.

Inter-segment pricing is determined on an arm's length basis.

Geographical Segments

In presenting information on the basis of primary segments, segment revenue and results are based on the geographical location of the assets. The consolidated entity's geographical segments reported are Australia, UK and Africa, North America and Asia Pacific.

Notes to the Consolidated Financial Statements

Cardno Limited and its Controlled Entities for the half-year ended 31 December 2006

9. SEGMENT INFORMATION CONTINUED

Geographical Segments continued

Half-Year Ended 31 December 2006	Australia $'000	Asia Pacific $'000	UK & Africa $'000	North America $'000	TOTAL $'000	Eliminations $'000	Grouped $'000
Total Revenue	96,174	7,314	6,277	1,452	111,217	(140)	111,077
Total Result	10,552	756	(38)	184	11,454	-	11,454
Income tax (expense)/benefit							(3,168)
Profit from ordinary activities after related income tax expense							8,286

Half-Year Ended 31 December 2005	Australia $'000	Asia Pacific $'000	UK & Africa $'000	North America $'000	TOTAL $'000	Eliminations $'000	Grouped $'000
Total Revenue	79,871	2,443	6,298	1,207	89,819	(87)	89,732
Total Result	9,284	625	225	172	10,306	-	10,306
Income tax (expense)/benefit							(3,188)
Profit from ordinary activities after related income tax expense							7,118

The group provides engineering related software products which has not been reported separately as it represents less than 10% of sales to external customers.

10. SUBSEQUENT EVENTS

On 8 January 2007, 5,273,219 ordinary shares were issued as a result of convertible note conversions.

On 2 February 2007, 22,685 ordinary shares were issued for cash.

An interim dividend of 10 cents per share fully franked was declared on 20 February 2007.

Directors' Declaration

Cardno Limited and its Controlled Entities
For the half-year ended 31 December 2006

In accordance with a resolution of the directors of Cardno Limited, we state that:

(a) The financial statements and notes set out in pages 6 to 14.

i. comply with Accounting Standards and other mandatory professional reporting requirements;

ii. give a true and fair view of the consolidated entities' financial position as at 31 December 2006 and its performance, as represented by the results of their operations and their cash flows, for the period 1 July 2006 to 31 December 2006; and

(b) in the directors' opinion:

i. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

ii. the financial statements and notes are in accordance with the Corporations Act 2001.

Signed in accordance with a resolution of the directors

At Brisbane on 20 February 2007

On behalf of the Board

JOHN C MASSEY
Chairman

Independent Audit Report

William Buck
Business Advisors
Chartered Accountants

To the Members of Cardno Limited

Scope

We have reviewed the financial report of Cardno Limited for the half-year ended 31 December 2006 as set out on pages 6 to 15. The company's directors are responsible for the financial report. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134: Interim Financial Reporting and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission/Australian Stock Exchange Limited.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Cardno Limited is not in accordance with:

a. the *Corporations Act 2001*, including:

   i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

   ii. Complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

b. other mandatory professional reporting requirements in Australia.

Signed at Brisbane, 20 February 2007.

William Buck

WILLIAM BUCK
Chartered Accountants

R. Q. Cole

R Q COLE
Partner

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld.com.au W www.williambuck.com.au
William Buck is an association of independent firms, each trading under the name of William Buck in Melbourne, Sydney, Brisbane, Adelaide, Perth and Cairns • Affiliated with ASH International
melbourne sydney brisbane adelaide perth cairns
strategic advice innovative solutions service excellence

Rule 4.2A.3

Appendix 4D

Half-year report
Half-year ended 31 December 2006

Introduced 1/1/2003.

CARDNO LIMITED
ABN 70 108 112 303

1. The information contained in this report is for the half-year ended 31 December 2006 and the previous corresponding period 31 December 2005.

2. **Results for announcement to the market**

				$'000
2.1	Revenue from ordinary activities	up/~~down~~	23.8% to	111,077
2.2	Profit (loss) from ordinary activities after tax attributable to members	up/~~down~~	16.4% to	8,286
2.3	Net profit (loss) for the period attributable to members	up/~~down~~	16.4% to	8,286

		Amount per security	Franked amount per security
2.4	**Dividends (distributions)**		
	Interim dividend	10 cents	10 cents
	Previous corresponding period	9 cents	9 cents

2.5 Record date for determining entitlements to the dividend: 30 March 2007

2.6 Cardno Limited achieved a profit after tax of $8.29m for the half-year ended 31 December 2006, an increase of 16.4% over the December 2005 half-year profit of $7.12m.

Revenue for the December 2006 half-year was $111.08m which is 23.8% higher than the December 2005 figure of $89.73m. Fees for services, recoverable costs and sale of goods were $110.65m which is 24.2% higher than the December 2005 figure of $89.11m.

It is expected that there will be less seasonality in the company's results in the current year compared with previous years.

Two main factors contributed to the significant growth in revenues and profits:

1. Business conditions for the Cardno group have generally remained strong which has driven continuing organic growth in existing businesses.
2. During the half-year, the following acquisitions were made and contributed to the results for the first time:
   - Cardno Stanwill formed by acquiring Stanwill Consulting Engineers.
   - Cardno Grogan Richards formed by acquiring Grogan Richards Consulting Engineers.
   - Cardno Saraceni formed by acquiring Saraceni Engineering Group Pty Ltd.

+ See chapter 19 for defined terms.

The outlook for Cardno continues to be strong with good prospects for expanding the business through organic growth and acquisitions both in Australia and internationally.

A fully franked interim dividend of 10 cents per share has been declared, which is a 11.1% increase over the corresponding period last year.

3. Net tangible assets per security with the comparative figure for the previous corresponding period.

Current period	10.99 cents
Previous corresponding period	(20.93) cents

In the calculation above, convertible notes for the acquisition of ACIL Australia Pty Ltd have been included as a liability.

4. Control gained over entities having material effect

Entity	Completion Date	Effective Control Date
Stanwill Consulting Engineers	8 September 2006	1 July 2006
Saraceni Engineering Group Pty Ltd	2 February 2007	1 October 2006
Grogan Richards Consulting Engineers	22 December 2006	1 November 2006

Loss of control of entities having material effect

N/A

5. Interim Dividends (distributions)

Date the dividend (distribution) is payable 13 April 2007

Amount per security

	Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
Interim dividend			
- Current year	10 cents	100%	N/A
- Previous year	9 cents	100%	N/A

6. Dividends or distribution reinvestment plans

On 18 October 2006 the Board of Directors of Cardno Limited announced the implementation of the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to reinvest all or part of their dividends into Cardno shares at a price determined by the volume weighted average price for the five days immediately preceding and including the dividend record date. The DRP is available for the dividend being paid on 13 April 2007. Shares issued through the DRP are fully paid and rank equally with existing fully paid ordinary shares.

+ See chapter 19 for defined terms.

7. Details of aggregate share of profits (losses) of associates and joint venture entities

Not applicable.

8. Australian Accounting Standards are utilised when compiling the report.

9. The accounts have been subjected to independent review and are not subject to qualification.

Signed: .... Date: 20/2/07
Jeffrey Ian Forbes
Company Secretary

Cardno

ASX and Media Statement 20 February 2007

Record half-year for Cardno

Infrastructure services company Cardno Limited [ASX: CDD] today announced a 16.4% increase in net profit after tax to $8.3 million for the half-year ending 31 December 2006. Revenue for the half-year was $111.1 million up 23.8% over the corresponding period.

A fully franked interim dividend of 10 cents per share will be paid on 13 April 2007 to shareholders registered on 30 March 2007, representing an 11.1% increase over the corresponding period last year.

The Board of Directors announced a Dividend Reinvestment Scheme in October 2006 which enables shareholders to have their dividend reinvested in Cardno shares with no brokerage costs. To participate in the scheme, shareholders must submit the required form by 30 March 2007.

Cardno Limited Managing Director, Mr Andrew Buckley, said the strong result was due to revenues flowing from solid performance across Cardno's operations and acquisitions. Mr Buckley added that he expected less seasonality in the company's second half results than in previous years.

"Our engineering infrastructure divisions are in demand both in Australia and internationally and our development assistance arm has also secured major project wins," Mr Buckley said.

"Cardno is providing engineering design services on the Gateway Bridge Upgrade Project Alliance in Brisbane, the Palm Jebel Ali marina development in the UAE as well as Queensland's first seawater desalination plant on the Gold Coast. These projects combined with wins such as the Basic Education Program in Indonesia by our international development assistance arm, have helped deliver a rewarding performance for shareholders," he said.

Cardno's strategy is to identify and acquire businesses which are located in new geographic locations or which deliver professional services disciplines which complement Cardno's existing business. Cardno has now completed 11 acquisitions since listing in May 2004.

"All acquisitions have made a positive contribution to profit. Group staff numbers are now around 1,600 people," said Mr Buckley.

"This strategic approach has diversified the revenue base, created cross-selling opportunities, and minimised duplication in newly-acquired businesses," said Mr Buckley.

Positive Outlook

"Cardno's outlook continues to be bright and we have good prospects for expanding the business through organic growth and acquisitions both in Australia and internationally," Mr Buckley said.

"Demand for services across physical and social infrastructure disciplines remains strong, with the private and public sector funding infrastructure maintenance, upgrades and new projects. The resources boom continues to drive growth across Western Australia and Queensland."

Cardno has opened offices in Ballina, New South Wales in September 2006; Springfield in Brisbane's burgeoning western corridor in October 2006 and in Bundaberg, Queensland in January 2007 to better deliver services in regional areas with high population growth.

Cardno continues to assess potential Australian and international acquisition prospects and the pipeline of opportunities remains strong.

Cardno's acquisitions for the period were:

- **Cardno Stanwill:** Cardno strengthened its capacity to deliver services into regional areas with the acquisition of Newcastle based Stanwill Engineering.

- **Cardno Grogan Richards:** The acquisition of established Victorian based consulting engineers Grogan Richards has complemented Cardno's existing Victorian representation by adding approximately 110 staff.

- **Cardno Saraceni:** Saraceni Engineering was acquired to provide Cardno's Western Australian team with additional staff and enhanced structural engineering capabilities.

Summary performance for the half-year ending December 2006:

	2006	2005	Change
Revenue	$111.1m	$89.7m	+23.8%
Fees from sales of services and products	$91.3m	$71.6m	+27.6%
PBT	$11.5m	$10.3m	+11.1%
NPAT	$8.3m	$7.1m	+16.4%
EPS (basic – cents)	17.86	18.12	-1.4%*
EPS (diluted – cents)	16.15	15.41	+4.8%
Interim Dividend (cents)	10.0	9.0	+11.1%

* The reduction in basic earnings per share is largely due to the substantial conversion of convertible notes to shares at each of the previous 6 monthly conversion dates.

ENDS

For further information:

Andrew Buckley, Managing Director
07 3369 9822 or 0412 059 526

Jeff Forbes, Chief Financial Officer
07 3369 9822 or 0408 756 790

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Cardno's team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. Cardno is an international company, listed on the Australian Stock Exchange [ASX: CDD].
www.cardno.com.au.

Cardno
Shaping the Future

20 February 2007

Cardno Limited
ACN 108 112 303

5 Gardner Close
Milton Queensland 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Bundaberg
Sunshine Coast
Toowoomba
Gold Coast
Ballina
Newcastle
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Dear Shareholder,

Cardno Limited released its December 2006 half-year results to the Australian Stock Exchange today and I am writing to keep you informed about our performance.

Revenues for the half-year were $111.1 million compared with revenues of $89.7 million (up 23.8%) for the December 2005 half-year.

Net profit after tax for the half-year was $8.3 million compared with $7.1 million (up 16.4%) for the December 2005 half-year. It is expected that there will be less seasonality in the current year compared with previous years.

The Board has resolved to pay an interim fully franked dividend of 10 cents per share, 11.1% higher than last year. The dividend will be paid on 13 April 2007 to all shareholders registered on 30 March 2007.

On 16 November 2006 shareholders were advised that the Board has implemented a dividend reinvestment plan (DRP). A reinvestment plan application form accompanied the advice letter. If you would like to participate in the DRP for the interim dividend, please return your completed reinvestment plan application form to our share registry, Link Market Services, by 30 March 2007.

The outlook for Cardno remains bright as we continue to have good prospects for expanding the business through organic growth and acquisitions.

We have enclosed for your interest a copy of the media release for the December 2006 financial results. Full details of the results can be obtained from the ASX website or the investor centre on our own website www.cardno.com.au.

Yours faithfully

John Massey
Chairman
Cardno Limited

Cardno
Shaping the Future



HALF YEAR RESULTS DECEMBER 2006

Presentation by:

Andrew Buckley, Managing Director

Jeff Forbes, Chief Financial Officer

People | Clients | Growth | Quality | Performance

Cardno
Shaping the Future



December 2006 Half Year - Highlights

- Total revenue of $111.1m for the December 2006 half year increased by 23.8% over the corresponding period last year.
- Net profit after tax of $8.29m for the December 2006 half year increased by 16.4% over the corresponding period last year.
- Three acquisitions completed in the half year made positive contributions to profits and will deliver a full half year contribution in the second half.
- Seasonality was less evident this half year.
- Fully franked interim dividend of 10 cents per share to be paid on 13 April 2006.
- Shares listed at $1.00 in May 2004 now trading at $6.14 (20/02/07).

Cardno
Shaping the Future





Overview

Cardno is a professional services company focusing on delivery of physical and social infrastructure

Key Company Details:

- Operating track record extending back over 60 years
- Strong historical revenue and earnings growth
- Around 1600 employees in 32 offices both in Australia and overseas
- A diversity of earnings across a number of business sectors, clients and geographical locations
- Continuing strong results for the December 2006 half year
- Net profit after tax increased by 16.4% from $7.12 million in 2005 (IFRS) to $8.29 million in December 2006
- Shares now trading @ $6.14 at close 20/2/2007
- Growth strategy to continue





Cardno
Shaping the Future

Core Business

Cardno delivers a diverse range of professional services in physical and social infrastructure development

Physical Infrastructure:

- Building and Property
- Coastal, Ocean and Marine
- Environment and Water Quality
- Urban Development
- Management Services
- Transport & Traffic
- Water and Wastewater
- Geotechnical
- G.I.S.

Social Infrastructure:

- Law and Justice
- Health
- Governance
- Education
- Rural Development
- Natural Resource Management
- Institutional Strengthening
- HIV / AIDS
- Post Conflict

Example Projects



Vasse Townsite, WA



Palm Jebel Ali - UAE



Design & Upgrade of Racecourse - Flemington, VIC



Gateway Bridge Duplication, Qld



Hallmark Apartments, Melbourne



Schools rebuilding program, Indonesia

Cardno
Shaping the Future





Key Projects:

- **Gateway Bridge Duplication, Brisbane**
  The $1.88 billion Gateway Upgrade Project is the largest road and bridge infrastructure project in Queensland's history. The Leighton Abigroup Joint Venture (LAJV) has engaged Cardno to provide bridge design services.
- **Gold Coast Desalination Plant, Gold Coast**
  Cardno is providing engineering and design services to the GCD Alliance for the establishment of a 125ML/d reverse osmosis seawater desalination plant for the production of potable water on the Gold Coast.
- **Solomon Islands Road Improvement Project**
  Cardno Acil will be involved in institutional capacity building, feasibility studies and design and supervision of approximately 100 km of national roads and bridges throughout the Islands. One of the aims of the road infrastructure project is to connect communities and villages across rural parts of the island to help alleviate poverty.
- **Flemington Racecourse Upgrade, Melbourne**
  Cardno is currently undertaking the design and documentation, contract administration, construction supervision and flood mitigation works for Flemington Racecourse.
- **Vasse Newtown, Western Australia**
  The project comprises the creation of a new town site in a greenfield development consisting of nearly 2000 residential lots, 130 light industrial lots, five school sites, medical, hospital and aged care and community facilities and two retail and commercial centres.
- **Marina Masterplanning Services for the Palm Jebel Ali, United Arab Emirates**
  Cardno has been engaged to masterplan all of the marinas in The Palm Jebel Ali development – up to 4000 berths, making it the largest marina development in the world.



Location of Operations



Cardno

Current Offices for Cardno and International Project Locations

● Cardno Offices ● International Project Locations

Cardno
Shaping the Future







Clients

- Australian Federal, State and Local Governments
- Major listed ASX companies
- Professional firms including accountants, lawyers, architects and other consulting engineers
- Hospitals, private schools, clubs, sporting bodies, charities and other private organisations
- Property developers and construction companies
- Governments and government agencies of countries throughout Asia, the Pacific and North America
- International development assistance organisations including AusAID, United Nations, World Bank, Asian Development Bank, European Union, DFID (UK), US Aid and Kuwait Fund.
- XP Software clients including public and private sector organisations in many countries



Cardno
Shaping the Future



Future Growth Strategy

Vision
- Cardno's vision is to be a world leader in the provision of professional services for the improvement of physical and social infrastructure

Growth Strategy
- Growth is by a combination of organic growth, mergers and acquisitions
- Organic growth of core business is built on operating strategy of "Business Units" focusing on groups of clients.
- Merger and acquisition targets are selected for strategic fit and added value opportunity.
- The "Business Unit" management model assists in the implementation of mergers and acquisitions.

Growth Opportunities
- Continued broadening of Cardno's Australia footprint in current disciplines.
- Consideration of new disciplines like mechanical/electrical, geotechnical, and landscape architecture
- Focusing on international opportunities in both consulting engineering (physical infrastructure) and development assistance (physical and social infrastructure)
- Current international markets of interest include USA, NZ and UK.
- Continuing focus on organic growth both through new offices and cross selling with merger partners.

Shaping the Future

Merger/Acquisition History

Track record of successful mergers and acquisitions

- **January 2007** Cardno Saraceni – adding Saraceni Engineering Group
- **December 2006** Cardno Grogan Richards – adding Grogan Richards Consulting Engineers
- **September 2006** Cardno Stanwill – adding Stanwill Consulting Engineers
- **June 2006** Cardno Gilbert Rose – adding Gilbert Rose in W.A.
- **April 2006** Cardno Forbes Rigby – adding Forbes Rigby in Wollongong
- **December 2005** Cardno Ullman & Nolan – adding Ullman & Nolan Consulting
- **September 2005** Cardno Agrisystems – adding Agrisystems Limited
- **August 2005** Cardno Eppell Olsen – adding Eppell Olsen
- **May 2005** Cardno Acil - adding ACIL Australia a major development assistance company
- **October 2004** Cardno Lawson Treloar – adding Lawson & Treloar
- **October 2004** Cardno BSD – adding BSD Consultants
- **March 2004** Cardno Alexander Browne – adding Alexander Browne Cambridge
- **January 2004** Cardno Young – adding Young Consulting Engineers
- **November 2003** Cardno Taylors – adding Taylors Engineers
- **November 2001** Cardno CCS – adding Colefax Clayton Smith
- **July 2001** Cardno Willing – adding Willing & Partners (and XP Software)
- **April 2001** Cardno BLH – adding Boubli Lepagier Hastings
- **July 1999** Cardno MBK– merging Cardno & Davies and McMillan Britton & Kell
- **1945** Cardno & Davies commenced operations in Queensland





Recent Acquisitions

Cardno Stanwill

- No. of people — 9
- Annual Turnover (approx) — $1m
- Key skills — Civil, structural & stormwater engineering
- Future Opportunities — Newcastle market for Cardno services

Cardno Grogan Richards

- No. of people — 110
- Annual Turnover (approx) — $16m
- Key skills — Civil, structural, hydraulic, traffic & transportation engineering
- Future Opportunities — Grow Cardno's capabilities in Victoria

Cardno Saraceni

- No. of people — 8
- Annual Turnover (approx) — $1.8m
- Key skills — Structural engineering
- Future Opportunities — Strengthens Cardno's presence and capability in W.A.



Cardno
Shaping the Future



Competitive Advantages

- The Company has developed an approach to service delivery that contributes to its competitive advantage. This approach focuses a Cardno Business Unit on a group of clients with the objective of developing repeat business and servicing those clients for many years.
- The Company has developed a merger and acquisition strategy that works:
  - Complementary businesses
  - Minimal overlap with existing businesses
  - Focus on retention of staff
  - Focus on adding value through cross selling



Cardno
Shaping the Future



December 2006 Results - Comparison

Consolidated for the 31 December Half Years

	Dec 2006 $'000	Dec 2005 $'000
Total Revenue	111,077	89,732
Less Recoverables & Other	(19,734)	(18,168)
FEE REVENUE	**91,343**	**71,564**
Earnings before interest expense, tax and amortisation (EBITA)	14,020	13,106
Amortisation	1,278	1,121
Earnings before interest expense and tax (EBIT)	12,742	11,985
Interest expense	1,288	1,679
Net profit before tax	11,454	10,306
Income tax expense	3,168	3,188
NET PROFIT AFTER TAX	**8,286**	**7,118**
Earnings per Share - basic (impact of conversion of convertible notes)	17.86	18.12
Earnings per Share – diluted	16.15	15.41
Dividend per Share	10.00	9.00



Cardno
Shaping the Future



December 2006 Results – Margin Comparison

	Dec 2006	Jun 2006
Fees from Services and Sale of Goods ($000's)	$91,343	$149,873
EBITDA ($000's)	$14,954	$25,121
Profit Before Tax ($000's)	$11,454	$18,125
Net Profit ($000's)	$8,286	$12,663
EBITDA Margin	16.4%	16.8%
PBT Margin	12.5%	12.1%
Net Profit Margin	9.1%	8.5%

Cardno
Shaping the Future



December 2006 Balance Sheet

	Dec 2006 $'000	Jun 2006 $'000
Total Current Assets	76,850	70,358
Total Non-Current Assets	78,274	66,303
TOTAL ASSETS	**155,124**	**136,661**
Total Current Liabilities	57,225	47,053
Total Non-Current Liabilities	32,075	43,354
TOTAL LIABILITIES	**89,300**	**90,407**
NET ASSETS	**65,824**	**46,254**
FINANCIAL RATIOS		
Current Ratio	1.34	1.50
Gearing Ratio	.26	.42
Debt to Equity Ratio	1.36	1.95

Note 1: The Current Ratio is Current Assets ÷ Current Liabilities
Note 2: The Gearing Ratio is Long Term Liabilities ÷ (Shareholders Equity + Long Term Liabilities)
Note 3: The Debt to Equity Ratio is Total Liabilities ÷ Shareholders Equity



Cardno
Shaping the Future



Business Outlook

- Australian conditions remain strong especially in Queensland and Western Australia
- International development / aid market growing but competitive
- Restructuring the International Division to match market needs
- Strategy is to continue organic and acquisition growth
- Acquisition integration progressing well
- Merger and acquisition pipeline remains healthy

Cardno
Shaping the Future



Shareholder Outlook

- Share price growth
  - $1.00 listing price to $6.14 in February 2007
- Dividend payable
  - 10 cents interim dividend payable 13 April 2007, up from 9 cents in April 2006 and consistent with 10 cents in October 2006
- Dividend Policy – 70% to 85% payout ratio on full year profits







Cardno
Shaping the Future

Cardno's Vision

*"Cardno's vision is to be a **world leader** in the provision of professional services for the improvement of physical and social infrastructure."*



People | Clients | Growth | Quality | Performance

Our Ref CL-12 NOD

Contact Jeff Forbes

Cardno
Shaping the Future

23 February 2007

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Securities Exchange
Companies Announcements Office

Dear Sir/Madam,

AMENDED APPENDIX 3B

We refer to the Appendix 3B lodged with the ASX on 24 January 2007 and advise that an incorrect issue price for the 142,065 ordinary shares was given. Accordingly, we enclose an amended Appendix 3B which gives the correct issue price of $4.76 per share. Please amend your records accordingly.

Yours faithfully

Jeffrey I Forbes
Company Secretary
for Cardno Limited

LISTED ON ASX

ACEA
ASSOCIATION OF CONSULTING ENGINEERS AUSTRALIA
MEMBER

Quality System
Quality Endorsed Company

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary pursuant to Employee Tax Exempt Share Acquisition Plan Options pursuant to Performance Equity Plan
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Ordinary = 142,065 Options = 986,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	<u>Fully Paid Ordinary</u> Restriction period of 3 years will end on 14 November 2009. <u>Options</u> Number of grantees = 189 Aggregate no. of shares under Options = 986,500 Issue date = 14 November 2006 Exercise price = $5.30

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise period: the period commencing at 9am on 8 November 2008 and ending at 5pm on 14 November 2008, the 2nd anniversary of the Issue Date.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares = Yes Options = No The ordinary shares issued on exercise of the options will rank equally with all other ordinary shares.
5	Issue price or consideration	Ordinary = $4.76 per share Options = Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary Shares Pursuant to the Employee Tax Exempt Share Acquisition Plan. Options Pursuant to the Performance Equity Plan. Approved by shareholders at the Annual General Meeting on 1 November 2004.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Ordinary = 24 January 2007 Options = Immediately after issue

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
52,697,520	Fully Paid Ordinary (CDD)
2,245,223	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	70,000	Options (exercise date 28/10/07)
		462,000	Options (exercise date 23/11/07)
		150,000	Options (exercise date 26/10/08)
		986,500	Options (exercise date 14/11/08)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary = Unchanged Options = the options will not participate in dividends until exercised.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 January 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2007 JAN 19 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham George Tamblyn
Date of last notice	15 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tamblyn Investments Pty Ltd (ACN 067 936 912). The director is a director and shareholder of Tamblyn Investments Pty Ltd.
Date of change	18 January 2007
No. of securities held prior to change	1,468,000 Ordinary 15,000 Options (expire 26/10/08)
Class	Ordinary (CDD)
Number acquired	0
Number disposed	43,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$244,931.09
No. of securities held after change	1,425,000 Ordinary 15,000 Options (expire 26/10/08)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Cardno

ASX and Media Statement 27 March, 2007

GENERAL PETER COSGROVE JOINS CARDNO AS DIRECTOR

General Peter Cosgrove AC, MC has been appointed a Non Executive Director of infrastructure services company Cardno Limited (ASX:CDD).

The appointment is effective immediately.

Cardno Chairman, Mr John Massey, in announcing the appointment said that General Cosgrove's extensive experience will be invaluable as Cardno continues its successful growth strategy both in Australia and internationally.

"We welcome General Cosgrove's decision to add his skills to our Board as we continue to convert the many good opportunities for Cardno's expansion through organic growth and acquisitions," said Mr Massey.

"General Cosgrove has an incredibly broad range of experiences, including his demonstrated abilities in leadership, logistics, project management, developing countries and geo-political activities, which are particularly relevant to the growth of both our international development assistance and engineering infrastructure divisions."

General Cosgrove, commenting about his appointment said, "I am very pleased to have this opportunity to join Cardno at such an exciting time while it is growing strongly."

Mr Massey noted that this appointment continues the evolution of the Cardno Board since the company's IPO in May 2004 through the planned addition of another Non Executive Director.

Cardno recently announced a record profit of $8.3 million for the half year to 31 December, 2006 with revenue of $111.1 million, up 23.8% over the previous corresponding period.

The strong result was due to revenues flowing from solid performance across Cardno's operations and acquisitions.

About General Cosgrove

General Cosgrove is a director of Qantas, consultant to Deloitte Touche Tohmatsu and a Member of the Australian Institute of Company Directors. He is also Chairman of the South Australian Defence Industry Advisory Board and a Member of the Australian War Memorial Council.

General Cosgrove served in the Australian Army from 1965 and was Chief of the Australian Defence force from July 2002 until his retirement in July 2005.

He was appointed as a Companion of the Military Division of the Order of Australia and was also Australian of the Year in 2001.

He was awarded the Military Cross for his service in Vietnam and has received several foreign awards including the Companion of the New Zealand Order of Merit, Commander of the United States Legion of Merit, The Republic of Singapore's Distinguished Service Order and France's Legion D'honneur.

ENDS

For further information:
John Massey, Chairman, 07 3868 4958 Andrew Buckley, Managing Director, 0412 059 526

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Cardno's team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. Cardno is an international company, listed on the Australian Securities Exchange [ASX: CDD]. www.cardno.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Cosgrove
Date of appointment	26 March 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. NIL	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Our Ref CL-12 NOD

Contact Jeff Forbes

Cardno
Shaping the Future

3 April 2007

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Securities Exchange
Companies Announcements Office

Dear Sir/Madam,

DIVIDEND REINVESTMENT PLAN - SHARE PRICE

The price of the shares to be issued pursuant to the Dividend Reinvestment Plan for the dividend payable on 13 April 2007 will be $5.89.

An application to have the new shares listed will be submitted in due course.

Yours faithfully

Jeffrey I Forbes
Company Secretary
for Cardno Limited

Listed on ASX

ACEA Member

Quality Endorsed Company

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme **CARDNO LIMITED**

ACN/ARSN **108 112 303**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on **_05_/_04_/_2007__**

The previous notice was given to the company on **_11_/_01_/_2007___**

The previous notice was dated **_09_/_01_/_2007___**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**4,805,624**	**9.14%**	**5,556,507**	**10.54%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Resource Fund Account code: PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAL 8822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C COPMUT/8538-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C W1XME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPCAE/9363-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF: HEST Australia Limited Account Code: P8IEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: P1PML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: P1PNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

CDD (CARDNO LIMITED) | Portfolios

Portfolio	Fund	Holdings
ICSC	PM	3,139,935
PIAEAP	PM	46,895
PCAEPR	PC	75,389
PMWSC	PM	2,294.288

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
PMWSCM	CDD	17,434	104,081	$ 5.97	21/02/2007
PMWSCM	CDD	1,693	10,158	$ 6.00	21/02/2007
PMWSCM	CDD	4,410	25,666	$ 5.82	05/03/2007
PMWSCM	CDD	19,088	107,847	$ 5.65	07/03/2007
PMWSCM	CDD	- 27,350	- 159,998	$ 5.85	09/03/2007
ICSC	CDD	8,500	50,950	$ 5.99	20/02/2007
ICSC	CDD	34,063	203,356	$ 5.97	21/02/2007
ICSC	CDD	3,307	19,842	$ 6.00	21/02/2007
ICSC	CDD	4,322	25,154	$ 5.82	28/02/2007
ICSC	CDD	16,268	94,680	$ 5.82	05/03/2007
ICSC	CDD	30,912	174,653	$ 5.65	07/03/2007
ICSC	CDD	27,350	159,998	$ 5.85	09/03/2007
PMWSCS	CDD	2,054	11,913	$ 5.80	01/02/2007
PMWSCS	CDD	1,103	6,611	$ 5.99	20/02/2007
PMWSCS	CDD	22,208	132,582	$ 5.97	21/02/2007
PMWSCS	CDD	2,156	12,936	$ 6.00	21/02/2007
PMWSCS	CDD	4,205	25,230	$ 6.00	26/02/2007
PMWSCS	CDD	1,555	9,050	$ 5.82	28/02/2007
PMWSCS	CDD	7,488	43,580	$ 5.82	05/03/2007
PMWSCS	CDD	80,434	454,452	$ 5.65	07/03/2007
PMWSCS	CDD	- 5,619	- 32,534	$ 5.79	13/03/2007
PMWSCS	CDD	124,985	724,913	$ 5.80	05/04/2007
ICSC	CDD	12,946	75,087	$ 5.80	01/02/2007
ICSC	CDD	7,397	44,338	$ 5.99	20/02/2007
ICSC	CDD	29,289	174,855	$ 5.97	21/02/2007
ICSC	CDD	2,844	17,064	$ 6.00	21/02/2007
ICSC	CDD	9,598	57,588	$ 6.00	26/02/2007
ICSC	CDD	2,767	16,104	$ 5.82	28/02/2007
ICSC	CDD	13,190	76,766	$ 5.82	05/03/2007
ICSC	CDD	108,410	612,517	$ 5.65	07/03/2007
ICSC	CDD	5,619	32,534	$ 5.79	13/03/2007
ICSC	CDD	175,015	1,015,087	$ 5.80	05/04/2007
PCREN	CDD	3,242	18,485	$ 5.70	19/01/2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	52,812
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.89 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the Dividend Reinvestment Plan introduced by the Company on 18 October 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	52,773,017	Fully Paid Ordinary (CDD)
		2,245,223	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
70,000	Options (exercise date 28/10/07)
462,000	Options (exercise date 23/11/07)
150,000	Options (exercise date 26/10/08)
983,500	Options (exercise date 14/11/08)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Unchanged

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 April 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2007 APR 10 A 11

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jeffrey Ian Forbes
Date of last notice	15 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	J I & J J Forbes ATF the Forbes Superannuation Fund. The director is a trustee and beneficiary of the Forbes Superannuation Fund.
Date of change	13 April 2007
No. of securities held prior to change	2,500 Ordinary 30,000 Options (expire 26/10/08)
Class	Ordinary
Number acquired	43
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$253.27
No. of securities held after change	2,543 Ordinary 30,000 Options (expire 26/10/08)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Ordinary shares issued pursuant to the dividend reinvestment plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

RECEIVED

2007 NOV 14 A 7:15

ASX Statement & Media Release

26 April, 2007

CARDNO ANNOUNCES APPOINTMENT OF INTERNATIONAL DIVISION MANAGER

Cardno Limited is pleased to announce the appointment of Mr Charles Tapp to the position of Division Manager for Cardno's International Division which encompasses Cardno's international development assistance business. Mr Tapp comes to Cardno with strong international development credentials having previously held senior management positions with AusAID, CARE Australia and CARE UK.

Immediately prior to his appointment with Cardno, Mr Tapp worked as a senior consultant and advisor to the United Nations Development Program and AusAID. He was formally Deputy Director General of AusAID for six years and CEO of CARE Australia and CARE UK.

As an accomplished international development practitioner, Mr Tapp brings to Cardno diverse experience in delivering positive development outcomes and senior management experience as a former head or senior executive of leading development assistance organisations.

With more than 20 years of industry experience, Mr Tapp has developed strong contacts with both government and non government funding agencies, program managers and practitioner consultants worldwide.

"I am pleased to announce the appointment of Mr Charles Tapp as Cardno's new International Division Manager which includes responsibility for Cardno Acil and Cardno Agrisystems," said Mr Andrew Buckley, Managing Director of Cardno.

"Charles will not only bring to the position many years in senior management roles, but he has also demonstrated his suitability by leading teams working in many of the countries in which Cardno delivers social and physical infrastructure services."

"In addition Charles has demonstrated his commercial focus through his history of managing revenue growth and cost control in his previous roles,"

"His close working knowledge of the International Division's major clients will no doubt position Cardno to better meet these client's needs and objectives," added Mr Buckley.

Given the significance of this position Cardno conducted an international search for the best candidate during the first quarter of 2007. Mr Tapp commenced on April 19.

- Ends-

For further information:
Mr Andrew Buckley
Managing Director
+61 7 3369 9822, 0412 059 526

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Our team comprises leading advisers who plan, design and deliver sustainable projects or community programs. We are an international company, listed on the Australian Stock Exchange [ASX: CDD].
www.cardno.com

RECEIVED Cardno Shaping the Future

2007 NOV 14 A 7:15

ASX STATEMENT & MEDIA RELEASE May 1, 2007

CARDNO EXPANDS DISCIPLINE BASE INTO LANDSCAPE ARCHITECTURE

Cardno Limited (ASX: CDD) has further expanded its physical infrastructure services discipline base via the acquisition of S.P.L.A.T., a Brisbane and Gold Coast based landscape architecture, urban design and environmental management consultancy.

The acquisition of S.P.L.A.T. to form Cardno S.P.L.A.T. is expected to contribute $4 million in revenue annually and be EPS positive.

Cardno S.P.L.A.T. will add a new dimension to Cardno's multidisciplinary professional services by offering landscape architecture and expanded environmental and urban design services.

Cardno Limited Managing Director Andrew Buckley said S.P.L.A.T. was an excellent strategic fit, which will complement Cardno's existing civil engineering urban development business.

"This acquisition will enable Cardno to leverage existing urban development capabilities and provide an extended range of services to our current client base," Mr Buckley said.

"The purchase of S.P.L.A.T. aligns with Cardno's strategic focus of acquiring businesses which enhance current infrastructure services capabilities and provide additional cross selling opportunities to further grow Cardno's revenue and profit," he added.

Mr Buckley said that S.P.L.A.T.'s current client base would now be able to access the extensive resources of the Cardno group and as a result of the acquisition, Cardno will now offer a complete design solution for land development and infrastructure projects.

"With high demand from the urban development sector, particularly in Queensland, Cardno S.P.L.A.T.'s forty staff are a welcome addition," said Mr Buckley.

Established in 1993, S.P.L.A.T. has built a solid reputation in masterplanning, urban design, environmental management, recreational and park design and residential and commercial development.

S.P.L.A.T.'s impressive project portfolio includes Emporium, the James Street Precinct, the Brisbane Airport Landscape Masterplan, 'Aquativity' at Southbank, BP Super Service Centres, the multi award winning Ecovillage at Currumbin, 'Edenbrooke' and the Caloundra Coastal Walk.

The acquisition will be funded by a mix of cash and shares and the Principal and founder of S.P.L.A.T., Stephen Pate, will become a shareholder in Cardno Limited and remain active in the company. Cardno will also look to expand the landscape architecture discipline to the other states.

– ENDS –

For further information please contact:

Mr Andrew Buckley	Mr Jeff Forbes
Managing Director	Chief Financial Officer
Ph: 07 3369 9822 or Mobile: 0412 059 526	Ph: 07 3369 9822 or Mobile: 0408 756 790

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Cardno's team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. Cardno is an international company, listed on the Australian Securities Exchange [ASX: CDD]. www.cardno.com

RECEIVED

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	158,629
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary The 158,629 shares will be held in escrow for a period of 18 months and will be released from escrow on 14 November 2008.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.91 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To satisfy obligations under the Business Sale Agreement in respect of the acquisition of S.P.L.A.T.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	52,931,646	Fully Paid Ordinary (CDD)
		2,245,223	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	70,000	Options (exercise date 28/10/07)
		462,000	Options (exercise date 23/11/07)
		150,000	Options (exercise date 26/10/08)
		983,500	Options (exercise date 14/11/08)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 May 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

21 May 2007

Cardno
Shaping the Future

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Australian Securities Exchange
Companies Announcements Office

Dear Sir / Madam

CONVERTIBLE NOTES (CDDG)
ENTITLEMENT NOTICE / CONVERSION NOTICE

Please find attached copies of the Entitlement Notice and Notice of Conversion that were sent to Noteholders on Friday, 18 May, 2007.

Yours faithfully

Jeff Forbes
Company Secretary
for **Cardno Limited**

18 May 2007

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: + 61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

Dear Noteholder

ENTITLEMENT NOTICE
INTEREST PAYMENT AND CONVERSION OF CONVERTIBLE NOTES TO ORDINARY SHARES

The fourth interest payment date on the Convertible Notes (**Notes**) issued by Cardno Limited will occur on 30 June 2007. As this date is a Saturday, the interest payment will be calculated to 30 June 2007, but paid to eligible Noteholders on Friday, 29 June 2007. To be eligible to receive the interest payment, you must be the registered holder of Notes on Friday, 22 June 2007, the official record date for the payment.

In accordance with the terms of the Unsecured Convertible Note Trust Deed, you are also entitled to convert your Notes to ordinary shares (**Shares**). To do this, you must return the signed Conversion Notice to the Share Registry (as per the instructions on the Conversion Notice) on or before **Friday, 1 June 2007** (**Conversion Expiry Date**). Shares will be issued in respect of any Notes converted on or before 6 July 2007.

You may exercise your right to convert your Notes by completing and returning the **enclosed** Notice of Conversion of Convertible Notes on or before the Conversion Expiry Date in accordance with the instructions on that form. If you do not intend to convert your Notes at this stage, you are not required to take any action.

Any Notes converted to Shares will be converted on the basis of one Share for every Note converted. Notes may only be converted in multiples of 1,000, except if you intend to convert your entire holding of Notes, in which case you may do so. If you elect to convert any Notes on or before the Conversion Expiry Date, you will still receive the 30 June 2007 interest payment.

Cardno Limited is not exercising its right under the Unsecured Convertible Note Trust Deed to pay a cash equivalent amount in lieu of issuing Shares on this occasion. There will be another opportunity to convert your Notes to Shares in December 2007. Another Entitlement Notice and Notice of Conversion of Convertible Notes will be sent to you when this opportunity arises.

In accordance with 6.1 of Appendix 6A of the ASX Listing Rules, Cardno Limited advises that:

- the market sale closing price on the ASX of ordinary fully paid shares in Cardno Limited was $5.86 on 17 May 2007 being the last trading day prior to the date of this notice; and

ASX
ACEA MEMBER
Quality System
Quality Endorsed Company

- during the three months preceding the date of this notice:
  - the highest market closing price on the ASX of ordinary fully paid shares was $6.50 on 19 February 2007; and
  - the lowest market closing price on the ASX of ordinary fully paid shares was $5.58 on 23 April 2007.
- the last market sale closing price on the ASX of the Convertible Notes issued by Cardno Limited was $5.80 on 17 May 2007; and
- during the three months preceding the date of this notice:
  - the highest market closing price on the ASX of the Convertible Notes was $6.25 on 19 February 2007; and
  - the lowest market closing price was $5.40 on 14 May 2007.

If you are unsure whether you should convert your Notes please seek advice from your financial adviser.

Yours faithfully

J Forbes

Jeff Forbes
Company Secretary
for **Cardno**

Cardno **CARDNO LIMITED**
ACN 108 112 303

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: 1300 554 474
Outside Australia: +61 2 8280 7454
Facsimile: (02) 9287 0303
ASX Code: CDDG
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Notice of Conversion of Convertible Notes

COPY

ASX Code: CDDG

HIN/SRN:

Current Holding:

Return Form by Friday, 1 June 2007

PLEASE COMPLETE BELOW (using block letters) – refer overleaf for details and further instructions on how to complete this form.

I/We hereby exercise my/our right to convert the following number of Convertible Notes to Ordinary Shares in accordance with the terms of the Unsecured Convertible Note Trust Deed on the basis of one (1) Ordinary Share in the Company for every one (1) Convertible Note which I/we convert. Any Ordinary Shares issued on the conversion of my/our Convertible Notes will rank equally and have the same terms as those Ordinary Shares already on issue in Cardno Limited.

A NUMBER OF CONVERTIBLE NOTES TO BE CONVERTED

A Noteholder may deliver a Conversion Notice in relation to all or some of their holding of Convertible Notes. Where a Noteholder delivers a Conversion Notice relating to only part of their holding of Convertible Notes, the Conversion Notice must be in multiples of 1,000 Convertible Notes (except where the Noteholder is converting their entire holding of Convertible Notes, in which case it may be for their entire holding).

If a Noteholder enters a number of Convertible Notes to be converted that is not a multiple of 1,000 and that number of Notes does not constitute the entire holding of Convertible Notes for that Noteholder, Cardno Limited reserves the right to reduce the number of Convertible Notes to be converted to the nearest 1,000.

B YOUR CONTACT DETAILS

Telephone number where you can be contacted during business hours

Contact Name (PRINT)

C SIGNATURE OF NOTEHOLDER(S) – this MUST be signed

Noteholder 1	Noteholder 2	Noteholder 3
Individual or Sole Director and Sole Company Secretary	Director	Director/Company Secretary

This form should be signed by the Noteholder. If a joint holding, all Noteholders must sign. If signed by the Noteholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the Noteholder's constitution and the *Corporations Act 2001* (Cwlth).

Date

/ /

CDD CON003

How to complete the Notice of Conversion of Convertible Notes

Please complete all relevant sections of this form USING BLOCK LETTERS. These instructions are cross referenced to each section of the form.

A. Application for Shares under the Notice of Conversion of Convertible Notes

You can apply to convert all of your Convertible Notes or a portion of your Convertible Notes, provided that, where converting a portion of your Convertible Notes, it is a multiple of 1,000. Please enter in Box A the number of Convertible Notes you wish to convert.

B. Contact Details

Please enter your daytime contact telephone number so we can contact you regarding your form, if necessary.

C. Signature of Noteholder(s)

Please enter the signature(s) of the Registered Noteholder(s).

- Individual or joint Noteholders – each joint Noteholder must sign.
- Attorneys – if this notice is signed by an attorney, the attorney declares they have no notice of revocation of the power under which this notice is signed.
- Companies – must execute this notice in accordance with the laws of their jurisdiction.

In accordance with the Terms and Conditions of the Unsecured Convertible Note Trust Deed, Noteholders may elect to convert their Convertible Notes on any Interest Payment Date or on the Maturity Date. A copy of the Unsecured Convertible Note Trust Deed is available from the Company on request.

How to Lodge your Notice of Conversion of Convertible Notes

The completed form must be mailed or delivered to the addresses set out below on or before Friday, 1 June 2007.

Postal Address in Australia
Cardno Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Australia

or

Hand Delivery in Australia
Cardno Limited
C/- Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Australia

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a Noteholder (including your name, address and details of the notes you hold) to be included in the public register of the entity in which you hold notes. Information is collected to administer your noteholding and if some or all of the information is not collected then it might not be possible to administer your noteholding. Your personal information may be disclosed to the entity in which you hold notes. You can obtain access to your personal information by contacting us at the address shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

Cardno
Shaping the Future

ASX STATEMENT & MEDIA RELEASE **May 22, 2007**

CARDNO LAUNCHES INTO US MARKET WITH ACQUISITION OF EMG

Cardno Limited (ASX: CDD) today announced it has acquired the US-based Emerging Markets Group Ltd (EMG), giving the company a global presence in the US$100 billion* development assistance market.

The US$9.5 million acquisition, funded by a mix of cash and shares, is expected to add US$50 million to Cardno's annual revenue and to immediately make a positive contribution to earnings per share.

Andrew Buckley, Managing Director of Cardno, said the EMG deal extends the company's global reach in the development assistance market following the acquisition of Australian-based Cardno Acil in May 2005 and UK-headquartered Cardno Agrisystems in September 2005. Cardno's specialist social infrastructure operations will now have permanent operations in Australia, the US, UK, Africa, Asia and Europe.

EMG's major client, USAID, has the largest bilateral international development assistance budget in the world and a significant share of the USA's US$23 billion* contribution to global development assistance.

"EMG offers complementary skills to Cardno's existing international development assistance businesses and is a recognised specialist in financial sector development, public and private sector reform, health sector development, and in fostering economic growth in emerging markets through tourism," Mr Buckley said.

EMG has a global workforce of 350. The head office is in Washington, DC and it has additional offices in London and Brussels, which provide access to European Union and UK funding agencies.

"Without a presence in the United States, Australian companies have found it difficult to access the US development assistance market. This acquisition will allow EMG to expand its scope of services by leveraging the specialist skills of Cardno Agrisystems and Cardno Acil."

"With more than 850 staff and contractors working in the international development sector, Cardno is now in a position to bid and deliver projects almost anywhere in the world.

"Cardno's combined international development assistance businesses will now have more than AUD$500 million long term contracts under management with permanent and project offices in more than 60 countries worldwide," Mr Buckley said.

Of EMG's total turnover, US$25 million represents direct fee income, with the balance being reimbursable expenditure on behalf of its clients.

Mr Buckley said that international development assistance contracts differ from Cardno's traditional consulting work as USAID's contracts follow US Federal Government contracting rules which typically restrict margins, but there is scope for improvement.

"The upside for Cardno is our ability to cross sell across the three businesses into multiple markets with the aim of increased revenue and earnings," Mr Buckley said.

Mr Buckley said EMG's key management will remain with the business and will become Cardno shareholders. Ms Andy Dijkerman will continue to lead the operations of EMG.

"EMG is committed to achieving positive synergies with the rest of the Cardno group. Our intention is to draw upon the physical infrastructure expertise and regional development experience of Cardno to deliver a wider range of projects and programs to our major clients in the United States and Europe," said Ms Dijkerman.

The company is currently working across a range of projects including financial sector reform in Armenia, economic initiatives in Bangladesh, HIV/AIDS mitigation programs in Moldova and land titling projects in Afghanistan.

Mr Buckley said Cardno had established a US holding company, Cardno USA Inc, to acquire EMG and to pursue other North American growth opportunities in both the development assistance and consulting engineering sectors.

"To support EMG and our planned expansion into North America, Mr Michael Renshaw, a senior executive responsible for Cardno's international expansion, will relocate to the United States," Mr. Buckley said.

The EMG addition will bolster Cardno's staff numbers to more than 1,900 internationally.

– ENDS –

For further information please contact:

Mr Andrew Buckley	Mr John Massey
Managing Director	Chairman
Ph: 07 3369 9822 or Mobile: 61 (0)412 059 526	Ph: 07 3686 4958

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Cardno's team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. Cardno is an international company, listed on the Australian Stock Exchange [ASX: CDD]. www.cardno.com

About EMG: EMG was founded in 1983, as a development assistance arm of international professional services firm Deloitte Touche Tohmatsu. In 2004 EMG was sold to its current senior executives in a management buyout. www.emergingmarketsgroup.com

*OECD *Development aid from OECD countries*, May 2007

Our Ref CL-12 NOD

Contact Jeff Forbes

Cardno
Shaping the Future

31 May 2007

Cardno Limited
ACN 108 112 303

5 Gardner Close Milton Q 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Australian Securities Exchange
Companies Announcements Office

Dear Sir/Madam,

RE: COMPLETION OF EMERGING MARKETS GROUP ACQUISITION / APPENDIX 3B

Cardno's acquisition of Emerging Markets Group, Ltd, which was announced to the Australian Securities Exchange on 22 May, 2007, has been completed today.

The acquisition cost of US$9.5 million has been funded by a mix of cash (US$5.7m) and shares (US$3.8m: 863,072 ordinary shares @ A$5.32). The cash component has been funded from available cash and debt facilities. Attached is the Appendix 3B for the issue of 863,072 shares.

Yours faithfully

Jeffrey I Forbes
Company Secretary
for Cardno Limited

Cardno Offices
Brisbane
Sydney
Canberra
Melbourne
Perth
Darwin

Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Sunshine Coast
Toowoomba
Gold Coast
Gosford
Baulkham Hills
Wollongong
Busselton

Papua New Guinea
Indonesia
Vietnam
China
Kenya
United Arab Emirates
United Kingdom
United States

LISTED ON ASX
ACEA MEMBER
Quality Endorsed Company

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	863,072
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary 215,767 shares are held in escrow for a period of 12 months and will be released from escrow on 31 May 2008. 647,305 shares are held in escrow for a period of 18 months and will be released from escrow on 30 November 2008.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.32 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To satisfy obligations under the Stock Purchase Agreement in respect of the acquisition of Emerging Markets Group, Ltd.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	53,794,718	Fully Paid Ordinary (CDD)
		2,245,223	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	70,000	Options (exercise date 28/10/07)
		462,000	Options (exercise date 23/11/07)
		150,000	Options (exercise date 26/10/08)
		983,500	Options (exercise date 14/11/08)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 May 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,787,743
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary 2,120,931 shares are to be issued on 19 June 2007 and held in escrow for a period of 18 months. These shares will be released from escrow on 19 December 2008. 666,812 shares are to be issued on 26 June 2007 and held in escrow for a period of 18 months. These shares will be released from escrow on 26 December 2008.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.99 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To satisfy obligations under the Stock Purchase Agreement in respect of the acquisition of WRG Design, Inc.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 June 2007 (2,120,931 ordinary) 26 June 2007 (666,812 ordinary)

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
56,582,461	Fully Paid Ordinary (CDD)
2,245,223	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	70,000	Options (exercise date 28/10/07)
		462,000	Options (exercise date 23/11/07)
		150,000	Options (exercise date 26/10/08)
		983,500	Options (exercise date 14/11/08)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 June 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

Cardno
Shaping the Future

ASX STATEMENT & MEDIA RELEASE **June 19, 2007**

CARDNO ACCELERATES US EXPANSION PLANS

The Board of Directors of Cardno Limited (ASX: CDD) is pleased to announce the acquisition of WRG Design Inc, a US based consulting engineering firm comprising more than 350 staff in six US states for US$28m. The acquisition demonstrates Cardno's commitment to expansion across North America and is expected to contribute US$45m to Cardno's annual revenue.

WRG will provide Cardno with access to the US domestic consulting engineering market and closely follows Cardno's purchase of US based international development assistance specialist, Emerging Markets Group (EMG) in May 2007.

WRG offers physical infrastructure services in land use planning, civil engineering, water resources, sustainable development, survey and landscape architecture. Its head office is located in Portland, Oregon and the firm has a further five offices in the growth oriented states of Nevada, Arizona, California, Idaho and North Carolina.

"With WRG, Cardno has identified a business with the right cultural fit as it offers similar capabilities to our existing physical infrastructure services businesses in Australia and other countries. WRG also provides a great platform for further growth across North America," said Andrew Buckley, Managing Director of Cardno Limited.

"WRG has a sound client base, a solid 15 year history in commercial, retail and urban development and an established market share in this chosen area of specialty," added Mr Buckley.

The WRG and EMG acquisitions further Cardno's international diversification in both its physical and social infrastructure service business.

"Cardno is transforming into a global company. Over the past two years we have expanded our international presence to include operations in the United States, United Kingdom, Europe, Asia and the Middle East," said Mr Buckley.

As a result of Cardno's international expansion more than 50% of its staff will now be deployed or reside outside Australia.

Mr Buckley said the Cardno Board saw significant opportunities for further expansion within the United States. "Like Australia, the US market is highly fragmented and has a large number of successful medium sized firms with limited opportunities for ownership transition," Mr Buckley said.

He also noted that the significant size of the US market and the fact that the engineering sector is outperforming the rest of the US economy means there are considerable opportunities for Cardno to secure work and expand further.

Mr Buckley said WRG has been relatively insulated from the current economic conditions with revenue continuing to expand at a healthy rate of almost 20% this calendar year, as it predominately operates in regions with a healthy economic outlook.

WRG boasts a quality array of publicly-listed, private and government clients that span the commercial property, residential property and associated public infrastructure market. Its client list reads like a "who's who" of reputable US firms and includes: Home Depot and Lowes, the world's largest and second largest home improvement specialty retailers; Costco, a 510 store worldwide membership warehouse chain; and listed property developer D.R. Horton Inc, one of the largest builders of residences in the United States.

It is anticipated that Cardno's acquisition will have minimal effect on the day-to-day operations of WRG as key management will become Cardno shareholders and remain active in the company.

Darren Welborn, President of WRG believes the acquisition will help the business expand its service offering and realise its own growth ambitions.

"WRG is a high growth and profitable business and by combining with Cardno we will be able to expand organically and look to complement our existing discipline offering with targeted acquisitions," said Mr Welborn.

Mr Welborn said that Cardno and WRG have a lot in common.

"We already offer similar physical infrastructure services and have cultures committed to client service and growth," Mr Welborn said.

Cardno senior executive, Michael Renshaw, will relocate to Portland, Oregon on 1 July 2007 to head its US based holding company, Cardno USA Inc. Portland is also home to Cardno's long established water modelling software business, XP Software.

The WRG acquisition has been funded via an equal mix of cash and shares and will be EPS positive. The cash component has been funded from available cash and debt facilities.

With the WRG acquisition Cardno will employ more than 2,300 people internationally. The merger with WRG is Cardno's sixth acquisition this financial year and its 14th since its listing on the ASX in May 2004.

– ENDS –

For further information please contact:

Mr Andrew Buckley	Mr John Massey
Managing Director	Chairman
Ph: 07 3369 9822 or Mobile: 0412 059 526	Ph: 07 3686 4958

Note: Photograph available on request

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Cardno's team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. Cardno is an international company, listed on the Australian Securities Exchange [ASX: CDD]. www.cardno.com

About WRG: WRG Design is a multidisciplinary consulting firm offering land use planning, civil engineering, landscape architecture, survey, water resources and project management services. WRG's core expertise is private land development and typical projects include master planned communities, retail centres, industrial parks, office complexes, resorts and golf courses. Established in 1991, the company has grown rapidly to 350 staff across six cities in six states. www.wrgdesign.com

ASX ANNOUNCEMENT AND MEDIA RELEASE

26 June 2007

CARDNO BUILDS ON CAPACITY IN NSW STRUCTURES

The Board of infrastructure services group, Cardno Limited (ASX: CDD), resolved at its meeting today to acquire Sydney-based structural engineers, Low & Hooke. The 25 person acquisition strengthens Cardno's existing presence and capability in New South Wales and increases the number of structural engineering personnel in Sydney to over 70.

Andrew Buckley, Managing Director of Cardno, said Low & Hooke is a strategic addition to Cardno and will significantly enhance the skills of the existing New South Wales structural team.

The company will be known as Cardno Low & Hooke, and represents Cardno's seventh acquisition this financial year. Preliminary discussions with Low & Hooke were initiated more than a year ago.

Cardno Low & Hooke is expected to contribute $3.6M in annualised revenue. The acquisition will be EPS positive and the purchase will comprise a mix of cash and shares.

Low and Hooke's Managing Partner, Kevin Leedow will continue to manage the business which will report through Cardno's New South Wales and ACT Division Manager, Roger Collins-Woolcock.

Established in 1978 Low & Hooke has an excellent reputation and a solid client base. The firm has provided services to the Shore School North Sydney including the Smith Auditorium, the library and gymnasium. Low & Hooke has also designed the Woolooware Shores Retirement Village and high rise residential tower blocks at Jacksons Landing, Pyrmont for Lend Lease Developments.

Andrew Buckley said that Cardno had been looking to expand its structural team in New South Wales for some time. "Low & Hooke's project experience is diverse, ranging from ice rinks, to army accommodation and to high rise developments," said Mr Buckley.

"The additional capacity brought by Low & Hooke will enable Cardno to bid and work on a wider range of key infrastructure projects requiring larger teams with diverse skill sets and experience," he said.

Low & Hooke's six directors will remain in the business and co-founder, Roger Hooke will continue to act as a consultant.

Mr Leedow said that the merger of Low & Hooke and Cardno will bring together two strong structural teams with specific experience in the New South Wales market.

"The Cardno union will provide excellent opportunities for the firm to work on a wider variety of structural projects for a broader group of clients," said Kevin Leedow.

- ENDS -

For further information please contact:
Mr Andrew Buckley
Managing Director
Ph: 07 3369 9822 or Mobile: 61 (0) 412 059 526

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Cardno's team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. Cardno is an international company, listed on the Australian Stock Exchange [ASX: CDD]. www.cardno.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	118,945
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	117,055 shares will be held in escrow for a period of 18 months and will be released from escrow on 26 December 2008. 1,890 shares issued pursuant to Employee Tax Exempt Share Acquisition Plan (ETESAP). Issue date – 26 June 2007 Restriction period - 3 years ending on 26 June 2010.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$6.07 per share (117,055 shares) $4.76 per share (1,890 shares)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	117,055 ordinary shares - to satisfy obligations under the Share & Unit Sale Agreement in respect of the acquisition of Low & Hooke Partners Pty Ltd. 1,890 shares - pursuant to the Employee Tax Exempt Share Acquisition Plan. Shares are being issued to employees who were entitled to the share offer in November 2006 but for various reasons did not receive an application form at the time.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	56,701,406	Fully Paid Ordinary (CDD)
		2,245,223	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
70,000	Options (exercise date 28/10/07)
462,000	Options (exercise date 23/11/07)
150,000	Options (exercise date 26/10/08)
983,500	Options (exercise date 14/11/08)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Unchanged

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 June 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

ASX STATEMENT & MEDIA RELEASE **28 June 2007**

CARDNO CONTINUES INTERNATIONAL EXPANSION WITH NZ ACQUISITION

The Board of Directors of Cardno Limited (CDD) is pleased to announce it has agreed to acquire Truebridge Callender Beach (TCB), a New Zealand-based infrastructure services business.

TCB is a long-established and well respected national consulting practice, offering services in land development, surveying, planning and civil engineering. The firm was founded in 1919 and currently employs more than 110 people in six offices across New Zealand, with its head office in Wellington.

Cardno TCB is expected to contribute more than A$9 million in revenue to the Cardno group next financial year. The acquisition has been funded by a 50/50 mix of cash and shares and will be EPS positive. The cash component will be funded from cash reserves and available debt facilities.

The acquisition is Cardno's eighth this financial year and maintains Cardno's push into the international business arena, following the recently announced acquisitions of US-based EMG and WRG Design.

Managing Director of Cardno, Andrew Buckley said he was pleased to welcome TCB to the Cardno group and he noted that Cardno is well on the way to achieving its vision of becoming a global player in infrastructure services.

"The cultures of TCB and Cardno are similar and complementary," Mr Buckley said.
"Like Cardno, TCB is a stable long-term business and is committed to client service, staff development and retention, and profitable growth."

"With the close relationship between Australia and New Zealand the acquisition of TCB offers significant opportunities for cross selling of Cardno and TCB skills across the Tasman," he said.

Mr Buckley also noted that the firm boasts a loyal following of private developer, building contractor and government clients.

Reflecting the importance of this acquisition, Cardno will establish a New Zealand Division to be headed by Ray O'Callaghan, TCB's Managing Director. TCB's five other directors and its three principals will also remain with the business and become shareholders in Cardno.

Mr O'Callaghan said the partnership with Cardno would provide the foundation for significant expansion in the New Zealand market.

"Cardno gives TCB the capacity to take advantage of its many growth opportunities by providing access to capital, an expanded range of disciplines, first class management systems and the support of the wider Cardno group," said Mr O'Callaghan.

Mr O'Callaghan said that over 30 years in the Wellington area, the firm has designed and supervised the construction of housing for 50,000 people.

(more over...)

"We have developed strong relationships with our clients that can span generations. These long standing relationships are testament to our client focus," he said.

TCB has provided infrastructure services to land developments at Whitby, Churton Park and Woodridge Estates in Wellington as well as Brentwood Park in Taupo and Kotuku Park on the North Coast.

TCB's experience also includes several projects for Hutt City Council including one of New Zealand's largest stormwater pumping stations at Opahu and an infiltration reduction programme for the council's Waiwhetu sewer.

TCB are also assisting New Zealand wine producer, Tohu Vineyard, by developing an innovative frost protection solution.

Cardno is separately working near Auckland on the Marsden Cove Navigation Lock for the Hopper Corporation, one of the largest property developers in New Zealand.

Mr Buckley noted that Cardno will continue to focus on opportunities to grow the business organically and through seeking new acquisitions in New Zealand, Australia and overseas.

- ENDS -

For further information please contact:

Mr Andrew Buckley
Managing Director
Ph: 07 3369 9822 or 0412 059 526

Mr Jeff Forbes
Chief Financial Officer
Ph: 07 3686 4958 or 0408 756 790

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Cardno's team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. Cardno is an international company, listed on the Australian Securities Exchange [ASX: CDD]. www.cardno.com

About Truebridge Callender Beach (TCB): Truebridge Callender Beach Ltd (TCB) was originally established in 1919 as a survey practice. While surveying remains one of the business' core strengths, TCB have built on the skills of the founding partners to become one of New Zealand's leading urban development and engineering infrastructure practitioners. TCB now offers an integrated range of services specialising in all facets of civil and environmental engineering, surveying, land planning and resource management. www.tcb.co.nz

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	617,415
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The 617,415 shares will be held in escrow for a period of 18 months and will be released from escrow on 28 December 2008.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.70 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To satisfy obligations under the Share Sale Agreement in respect of the acquisition of Truebridge Callender Beach Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
57,318,821	Fully Paid Ordinary (CDD)
2,245,223	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	70,000	Options (exercise date 28/10/07)
		462,000	Options (exercise date 23/11/07)
		150,000	Options (exercise date 26/10/08)
		983,500	Options (exercise date 14/11/08)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 June 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

Cardno
Shaping the Future



CARDNO LIMITED

People, Clients, Growth, Quality and Performance

Presentation by:

Andrew Buckley, Managing Director
Jeff Forbes, Chief Financial Officer

People | Clients | Growth | Quality | Performance





Overview

Cardno is a professional services company focusing on delivery of physical and social infrastructure

Key Company Details:

- Operating track record extending back over 60 years
- Strong historical revenue and earnings growth
- Around 2300 employees in over 60 project and permanent offices internationally
- A diversity of earnings across a number of business sectors, clients and geographical locations
- Continuing strong results for the December 2006 half year
- Net profit after tax increased by 16.4% from $7.12 million in 2005 (AIFRS) to $8.29 million in December 2006
- Shares now trading @ $7.10 at close 27/06/07
- Growth strategy to continue

Shaping the Future

Profit Growth – 2003 to 2007 (forecast)



Profit $million (First Half)
14
12
10
8
6
4
2
0
2004
2005
2006
2007
Financial Year Ending June
Full Year
December Half Year

Example Projects

Vasse Townsite, WA



Palm Jebel Ali - UAE



Design & Upgrade of Racecourse - Flemington, VIC





Gateway Bridge Duplication, Qld



Hallmark Apartments, Melbourne

Schools rebuilding program, Indonesia







Key Projects:

- **Gateway Bridge Duplication, Brisbane**
  The $1.88 billion Gateway Upgrade Project is the largest road and bridge infrastructure project in Queensland's history. The Leighton Abigroup Joint Venture (LAJV) has engaged Cardno to provide bridge design services.
- **Gold Coast Desalination Plant, Gold Coast**
  Cardno Acil will be involved in institutional capacity building, feasibility studies and design and supervision of approximately 100 km of national roads and bridges throughout the Islands. One of the aims of the road infrastructure project is to connect communities and villages across rural parts of the island to help alleviate poverty.
- **Solomon Islands Road Improvement Project**
  Cardno Acil will be involved in institutional capacity building, feasibility studies and design and supervision of approximately 100km of national roads and bridges throughout the Islands. One of the aims of the road infrastructure project is to connect communities and villages across rural parts of the island to help alleviate poverty.
- **Flemington Racecourse Upgrade, Melbourne**
  Cardno is currently undertaking the design and documentation, contract administration, construction supervision and flood mitigation works for Flemington Racecourse.
- **Vasse Newtown, Western Australia**
  The project comprises the creation of a new town site in a greenfield development consisting of nearly 2000 residential lots, 130 light industrial lots, five school sites, medical, hospital and aged care and community facilities and two retail and commercial centres.
- **Marina Masterplanning Services for the Palm Jebel Ali, United Arab Emirates**
  Cardno has been engaged to masterplan all of the marinas in The Palm Jebel Ali development – up to 4000 berths, making it the largest marina development in the world.





The Industry

Consulting Engineering

- Size of Australian industry – A$16.5bn [1] (2005/06)
- Size of world industry (32 countries in Europe, North America and Asia)
  - A$317bn [2] (2004)
- Size of U.S. industry – A$109bn [2] (2004)
- Highly fragmented industry – largest Australian player ≈ 5%

Development Assistance

- Australian Official Development Assistance (ODA) to grow to over A$4bn by 2010 (currently around $2.5bn 2006) [3]
- U.S. ODA ≈ A$34bn [4] (2004)

Sources:
1. ACEA "Outlook for Consulting Engineering" – April 2007
2. FIDIC Annual Survey – 2005
3. Australian Federal Government
4. Development Assistance Commission (OECD)



Location of Operations


EUROPE
ASIA
AFRICA
Stone
London
Brussels
Abu Dhabi
Nairobi
Jakarta
Port Moresby
Darwin
Cairns
Townsville
Mackay
Rockhampton
Bundaberg
Hervey Bay
Sunshine Coast
Toowoomba | Springfield | Brisbane
Ballina
Gold Coast
Newcastle
Sydney
Gosford
Canberra
Wollongong
Melbourne
Perth
Busselton
AUSTRALIA
NEW ZEALAND
CANADA
UNITED STATES
Portland
Boise
Sacramento
Las Vegas
Phoenix
Washington, DC
Charlotte
SOUTH AMERICA

Permanent Cardno group offices





Core Business

Cardno delivers a diverse range of professional services in physical and social infrastructure development

Physical Infrastructure:

- Building and Property
- Coastal, Ocean and Marine
- Environment and Water Quality
- Urban Development
- Management Services
- Transport & Traffic
- Water and Wastewater
- Geotechnical
- G.I.S.

Social Infrastructure:

- Law and Justice
- Health
- Governance
- Education
- Rural Development
- Natural Resource Management
- Institutional Strengthening
- HIV / AIDS
- Post Conflict

Cardno
Shaping the Future



MERGER/ACQUISITION HISTORY
Record of successful mergers and acquisitions

2007 Cardno Low & Hooke
WRG - USA
EMG - USA
Cardno S.P.L.A.T.
Cardno Saraceni

2006 Cardno Grogan Richards
Cardno Stanwill
Cardno Gilbert Rose
Cardno Forbes Rigby

2005 Cardno Ullman & Nolan
Cardno Agrisystems
Cardno Eppell Olsen
Cardno Acil

2004 Cardno Lawson Treloar
Cardno BSD
Cardno Alexander Browne
Cardno Young

2003 Cardno Taylors

2001 Cardno CCS
Cardno Willing
Cardno BLH

1999 Cardno MBK merged with McMillan Britton & Kell

1945 Cardno & Davies commenced operations in Queensland

MANAGING DIRECTOR / CEO
Andrew Buckley

Personal Assistant
[illegible]

Quality Management Committee

Group Operations Manager
Steve Cocto

QLD & NT – Paul Gardiner
- Northern Region: Jon Large
  - Townsville – Sean Edwards
  - Cairns – Mark Perry
  - Darwin – Tony Parsons (Acting)
- Central Region: Gavin Taylor
  - Wide Bay – Gavin Taylor
  - Rockhampton – Stuart Dizak
  - Cardno Ullman & Nolan Consulting, Mackay – Neil Kalis
  - Cardno Ullman & Nolan Geotechnic, Mackay – Andy Edwards
- Southern Region: Mark Ricketts
  - Sunshine Coast – Shane Gesch
  - Gold Coast – Mark Ricketts
  - Toowoomba – Justin Jahnke
- Brisbane
  - Cardno Alexander Browne – Geoff Herbert
  - Cardno Eppell Olsen – Brett McClurg
  - Cardno S P L A T – Stephen Pole
  - Civil Infrastructure – Adrian Sams
  - Water Supply & Sewerage – James Adrian
  - Cardno Lawson Treloar – Chris Cataldo
  - Water Engineering – Martin Giles
  - Environment – Michael Chessells
  - Management Services – David Merrett
- Business Development – Kerry Jones
- Support Services – Rebecca Eddy

W.A. – John King
- Civil Engineering – TBA
- Town Planning – Andrew Williams
- Environmental Services – Jason Hick
- Asset Management – Dale Hughes
- Corporate Services – Alan Marshall
- South West Regional – Malcolm McAuley

NSW/ACT/VIC – Roger Collins-Woolcock
- Transport & Building – Ken Wheeler
- Bridges & Rail – Colin Edwards
- Urban & Transport – Martin Wells
- Finite Element Analysis – David Hemske
- Building Structures (Cardno Low & Hooke) – Grant Lawlor
- Traffic & Transport Planning (Cardno Eppell Olsen) – Athena Levy
- Management Services – Craig Winnacle
- Water & Environment – Neil Lawson
- Cardno Lawson Treloar – Neil Lawson
- Cardno Willing – Brett Phillips
- Branch Offices
  - ACT (Cardno Young) – John Foster
  - Baulkham Hills – Brian Reeves
  - Central Coast – Vince Dubec
  - Newcastle (Cardno Stanwill) – Bob Stanford
  - Wollongong (Cardno Forbes Rigby) – Paul Nichols
  - Ballina – Robbie Marshall

VIC – Steve Richards
- Traffic – Chris Butler
- Structural – Tony Grover
- Civil – Vince Russo

North America Region – Michael Renshaw

WRG – Darren Welborn
- Portland – Jon Reimann
- Phoenix – Jeff Curran
- Las Vegas – Stu Harbon
- Sacramento – Bob Hedrick
- Boise – Brian Dehaas
- Corporate
  - Technical – Dan Williams
  - Financial – Carolyn Hahn-Jefferson
  - InfoSystems – Ned August
  - Corporate – Tara Mallory
  - Marketing – Alison Vandie

EMG – Andy Dijkerman
- Healthcare – Leslie Hirn
- Public Sector Services – Kathryn Henderson
- Economic Growth – Ken Sewerzik
- London – Larry Weltel
- Brussels – Luc Vermeulen
- Corporate
  - Business Development – Teresa Mastrangelo
  - Finance – Patti Emery-English

Products & New Markets – Michael Renshaw
- XP Software – Colby Manwaring
- United Arab Emirates (UAE) – Kevin Hitchins
- Group Marketing – Monique Roberts

Cardno International – Charles Tapp
- Business Development – Kaye Cox
  - Development Manager – Marian Bowland
  - Multilaterals – Rosemary Murphy
  - Strategic Adviser – Ed Vowles
- Project/Program Operations – Bruce Coyne
- Regions
  - PNG & Pacific PI – Mark Johnston
  - PNG & Pacific SI – Rosemary Murphy (Acting)
  - Indonesia & East Timor – Scott Rainbird
  - South East & North Asia – Kirsten Collins
  - South Central Asia & Africa – Chris Chadwick
- Cardno Agrisystems – Geoff Horman

Finance & Group Services – Jeff Forbes
- Group Finance – Michael Davey
- Group IT – Maxine Carter
- Group HR – Bill Cadzow
- Group Administration – Tracy Dennis
- Group Internal Audit – Ciaran O'Brien
- Group Commercial – Mark Burgy
- CFO International – Peter Bergin

Corporate – Trevor Johnson
- Marketing – Ray Young
- Merger Strategies – Graham Tamblyn
- Engineering – Jim Verco
- Discipline Leaders
  - Bridges – Ken Whiteley
  - Building Hydraulics – Brad Williams
  - Coastal & Ocean Engineering – Neil Lawson
  - Environmental – Michael Chessells
  - Geotechnical – Peter Davis
  - Hydraulic Modelling – Neil Collins
  - International Development Assistance – Kaye Cox
  - Management Services – Andrew Hughes
  - Planning – Tracy Bradshaw
  - Solid Waste Management – John King
  - Sporting Facilities – Rod Weeks
  - Structures – Mark Hickey
  - Transport – John Olsen
  - Urban – Graham Saudry
  - Water & Wastewater – Peter Graham
  - Water Engineering – Brett Phillips

Management Structure



Future Growth Strategy

Vision

- Cardno's vision is to be a world leader in the provision of professional services for the improvement of physical and social infrastructure

Growth Strategy

- Growth is by a combination of organic growth, mergers and acquisitions
- Organic growth of core business is built on operating strategy of "Business Units" focusing on groups of clients.
- Merger and acquisition targets are selected for strategic fit and added value opportunity.
- The "Business Unit" management model assists in the implementation of mergers and acquisitions.

Growth Opportunities

- Continued broadening of Cardno's Australia footprint in current disciplines.
- Consideration of new disciplines like mechanical/electrical, geotechnical, and landscape architecture
- Focusing on international opportunities in both consulting engineering (physical infrastructure) and development assistance (physical and social infrastructure)
- Current international markets of interest include USA, NZ and UK.
- Continuing focus on organic growth both through new offices and cross selling with merger partners.







Clients

- Australian Federal, State and Local Governments
- Major listed ASX companies
- Professional firms including accountants, lawyers, architects and other consulting engineers
- Hospitals, private schools, clubs, sporting bodies, charities and other private organisations
- Property developers and construction companies
- Governments and government agencies of countries throughout Asia, the Pacific and North America
- International development assistance organisations including AusAID, United Nations, World Bank, Asian Development Bank, European Union, DFID (UK), US Aid and Kuwait Fund.
- XP Software clients including public and private sector organisations in many countries



Cardno Board



L to R Trevor Johnson, Jeff Forbes, Peter Cosgrove, Graham Tamblyn, John Massey (Chairman), Andrew Buckley (Managing Director), Ian Johnston, Jim Verco

Cardno
Shaping the Future



December 2006 Results - Comparison

Consolidated for the 31 December Half Years	Dec 2006 $'000	Dec 2005 $'000
Total Revenue	111,077	89,732
Less Recoverables & Other	(19,734)	(18,168)
FEE REVENUE	**91,343**	**71,564**
Earnings before interest expense, tax and amortisation (EBITA)	14,020	13,106
Amortisation	1,278	1,121
Earnings before interest expense and tax (EBIT)	12,742	11,985
Interest expense	1,288	1,679
Net profit before tax	11,454	10,306
Income tax expense	3,168	3,188
NET PROFIT AFTER TAX	**8,286**	**7,118**
Earnings per Share - basic (impact of conversion of convertible notes)	17.86	18.12
Earnings per Share – diluted	16.15	15.41
Dividend per Share	10.00	9.00



Cardno
Shaping the Future







December 2006 Balance Sheet

	Dec 2006 $'000	Jun 2006 $'000
Total Current Assets	76,850	70,358
Total Non-Current Assets	78,274	66,303
TOTAL ASSETS	**155,124**	**136,661**
Total Current Liabilities	57,225	47,053
Total Non-Current Liabilities	32,075	43,354
TOTAL LIABILITIES	**89,300**	**90,407**
NET ASSETS	**65,824**	**46,254**
FINANCIAL RATIOS		
Current Ratio[1]	1.34	1.50
Gearing Ratio[2]	.26	.42
Debt to Equity Ratio[3]	1.36	1.95

Note 1: The Current Ratio is Current Assets ÷ Current Liabilities
Note 2: The Gearing Ratio is Long Term Liabilities ÷ (Shareholders Equity + Long Term Liabilities)
Note 3: The Debt to Equity Ratio is Total Liabilities ÷ Shareholders Equity



Business Outlook

- Australian conditions remain strong especially in Queensland and Western Australia
- International development / aid market growing but competitive
- Restructuring the International Division to match market needs
- Strategy is to continue organic and acquisition growth
- Acquisition integration progressing well
- Merger and acquisition pipeline remains healthy



Shareholder Outlook

- Share price growth
  - $1.00 listing price to $7.10 in June 2007
- Dividend payable
  - 10 cents interim dividend payable 13 April 2007, up from 9 cents in April 2006 and consistent with 10 cents in October 2006
- Dividend Policy – 70% to 85% payout ratio on full year profits



CDD Relative to Small Ords & All Ords
1 July 06 – 27 June 07


BASE1 CDD.ASX (157.2727); BASE2 XSO.ASX (135.5405); BASE3 XAO.ASX (123.6636);
156.00
153.00
150.00
147.00
144.00
141.00
138.00
135.00
132.00
129.00
126.00
123.00
120.00
117.00
114.00
111.00
108.00
105.00
102.00
99.00
Aug06
Sep06
Oct06
Nov06
Dec06
Jan07
Feb07
Mar07
Apr07
May07
Jun07

Cardno
Shaping the Future



Cardno's Vision

"Cardno's vision is to be a ***world leader*** *in the provision of professional services for the improvement of physical and social infrastructure."*

No	Document Date	Document Name
68.	28/06/2007	Continues International Expansion with NZ Acquisition
69.	28/06/2007	Appendix 3B
70.	29/06/2007	Cardno Update - Investor Presentation
71.	02/07/2007	Investor Presentation - 2 July 2007
72.	03/07/2007	Appendix 3B
73.	12/07/2007	Change of Director`s Interest Notice
74.	18/07/2007	Forecast Profit 2006-07
75.	24/07/2007	Change in substantial holding from PPT
76.	21/08/2007	Preliminary Final Report
77.	21/08/2007	Cardno Announces Record Profit
78.	21/08/2007	Full Year Statutory Accounts
79.	03/09/2007	2007 Full Year Results Presentation
80.	10/09/2007	Change of Director`s Interest Notice
81.	11/09/2007	Cardno Consolidates Presence in Resources Sector
82.	13/09/2007	ABN AMRO Morgans Annual Queensland Conference Presentation
83.	14/09/2007	Appendix 3B
84.	24/09/2007	Dividend Reinvestment Plan Share Price
85.	25/09/2007	2007 Notice of Annual General Meeting
86.	25/09/2007	2007 AGM Proxy Form
87.	25/09/2007	2007 Annual Review
88.	25/09/2007	2007 Shareholder Briefing Notice
89.	25/09/2007	2007 Financial Report
90.	25/09/2007	Retirement of Director

No	Document Date	Document Name
91.	27/09/2007	Asian Roadshow Presentation
92.	01/10/2007	Release of Shares from Escrow

SCHEDULE I

Documents made public, filed or distributed since 1 July 2006

No	Document Date	Document Name
1.	03/07/2006	Appendix 3B
2.	11/07/2006	Final Director's Interest Notice
3.	11/07/2006	Initial Director's Interest Notice
4.	08/08/2006	Change of Director's Interest Notice
5.	17/08/2006	Release of Shares from Escrow
6.	22/08/2006	Preliminary Final Report
7.	22/08/2006	Media Release - 2006 Results
8.	22/08/2006	Full Year Accounts
9.	24/08/2006	June 2006 Results Presentation
10.	29/08/2006	Change of Director's Interest Notice
11.	04/09/2006	Ceasing to be a substantial holder
12.	04/09/2006	Acquisition strengthens position in NSW
13.	08/09/2006	Appendix 3B
14.	21/09/2006	Part of Team for Second Gateway Crossing
15.	27/09/2006	Notice of Annual General Meeting
16.	27/09/2006	Proxy Form
17.	27/09/2006	2006 Annual Report
18.	28/09/2006	Investor Briefing
19.	18/10/2006	Introduction of Dividend Reinvestment Plan
20.	19/10/2006	UBS Emerging Companies Conference Presentation
21.	26/10/2006	Chairman's AGM Address to Shareholders

No	Document Date	Document Name
22.	26/10/2006	MD Presentation - 2006 AGM
23.	26/10/2006	Results of Meeting
24.	30/10/2006	Becoming a substantial holder from PPT
25.	10/11/2006	Appendix 3B
26.	10/11/2006	Change of Director's Interest Notice
27.	15/11/2006	Appendix 3B
28.	15/11/2006	Change of Director's Interest Notice x 6
29.	20/11/2006	Convertible Notes
30.	21/11/2006	Change in substantial holding from PPT
31.	08/12/2006	Release of Shares from Escrow
32.	08/12/2006	Header Corr. Conversion of Convertible Notes to Ordinary
33.	18/12/2006	Acquisition Expands Representation in Victoria and Qld
34.	22/12/2006	Director Resignation
35.	22/12/2006	Final Director's Interest Notice
36.	22/12/2006	Appendix 3B
37.	08/01/2007	Appendix 3B
38.	10/01/2007	Change in substantial holding from PPT
39.	11/01/2007	Amendment to Change in substantial holding lodged 10/01/07
40.	15/01/2007	Acquisition boosts capacity in Western Australia
41.	23/01/2007	Change of Director's Interest Notice
42.	24/01/2007	Appendix 3B
43.	02/02/2007	Appendix 3B
44.	06/02/2007	Release of shares from escrow

No	Document Date	Document Name
45.	20/02/2007	Half Year Accounts
46.	20/02/2007	Half Yearly Report
47.	20/02/2007	Media Release - Record Half Year
48.	20/02/2007	Letter to Shareholders re Half Year Results
49.	21/02/2007	Presentation - Half Year Results
50.	23/02/2007	Amended Appendix 3B
51.	06/03/2007	Change of Director's Interest Notice
52.	27/03/2007	General Peter Cosgrove Joins as Director
53.	02/04/2007	Initial Director's Interest Notice
54.	03/04/2007	Dividend Reinvestment Plan - Share Price
55.	10/04/2007	Change in substantial holding from PPT
56.	16/04/2007	Appendix 3B
57.	19/04/2007	Change of Director's Interest Notice
58.	26/04/2007	Appointment of International Division Manager
59.	01/05/2007	Expands Discipline Base into Landscape Architecture
60.	14/05/2007	Appendix 3B
61.	21/05/2007	Convertible Notes Entitlement Notice/Conversion Notice
62.	22/05/2007	Launches into US Market with Acquisition of EMG
63.	31/05/2007	Appendix 3B
64.	19/06/2007	Appendix 3B
65.	19/06/2007	Cardno Accelerates US Expansion Plans
66.	26/06/2007	Cardno Builds on Capacity in NSW Structures
67.	26/06/2007	Appendix 3B

Cardno
Shaping the Future



CARDNO LIMITED

People, Clients, Growth, Quality and Performance

Presentation by:

Andrew Buckley, Managing Director
Jeff Forbes, Chief Financial Officer

People | Clients | Growth | Quality | Performance



Overview

Cardno is a professional services company focusing on delivery of physical and social infrastructure

Key Company Details:

- Operating track record extending back over 60 years
- Strong historical revenue and earnings growth
- Around 2300 employees in over 60 project and permanent offices internationally
- A diversity of earnings across a number of business sectors, clients and geographical locations
- Continuing strong results for the December 2006 half year
- Net profit after tax increased by 16.4% from $7.12 million in 2005 (AIFRS) to $8.29 million in December 2006
- Shares now trading @ $7.10 at close 27/06/07
- Growth strategy to continue

Cardno
Shaping the Future



Profit Growth – 2003 to 2007 (forecast)


Profit $million (First Half)
14
12
10
8
6
4
2
0
2004
2005
2006
2007
Financial Year Ending June
Full Year
December Half Year

Example Projects



Vasse Townsite, WA

Palm Jebel Ali - UAE

Design & Upgrade of Racecourse - Flemington, VIC

Schools rebuilding program, Indonesia

Gateway Bridge Duplication, Qld

Hallmark Apartments. Melbourne





Key Projects:

- **Gateway Bridge Duplication, Brisbane**
  The $1.88 billion Gateway Upgrade Project is the largest road and bridge infrastructure project in Queensland's history. The Leighton Abigroup Joint Venture (LAJV) has engaged Cardno to provide bridge design services.

- **Gold Coast Desalination Plant, Gold Coast**
  Cardno is providing engineering and design services to the GCD Alliance for the establishment of a 125ML/d reverse osmosis seawater desalination plant for the production of potable water on the Gold Coast.

- **Solomon Islands Road Improvement Project**
  Cardno Acil will be involved in institutional capacity building, feasibility studies and design and supervision of approximately 100km of national roads and bridges throughout the Islands. One of the aims of the road infrastructure project is to connect communities and villages across rural parts of the island to help alleviate poverty.

- **Flemington Racecourse Upgrade, Melbourne**
  Cardno is currently undertaking the design and documentation, contract administration, construction supervision and flood mitigation works for Flemington Racecourse.

- **Vasse Newtown, Western Australia**
  The project comprises the creation of a new town site in a greenfield development consisting of nearly 2000 residential lots, 130 light industrial lots, five school sites, medical, hospital and aged care and community facilities and two retail and commercial centres.

- **Marina Masterplanning Services for the Palm Jebel Ali, United Arab Emirates**
  Cardno has been engaged to masterplan all of the marinas in The Palm Jebel Ali development – up to 4000 berths, making it the largest marina development in the world.



The Industry

Consulting Engineering

- Size of Australian industry – A$18bn [1] (2006/07 forecast)
- Size of world industry (32 countries in Europe, North America and Asia)
  - A$317bn [2] (2004)
- Size of U.S. industry – A$109bn [2] (2004)
- Highly fragmented industry – largest Australian player ≈ 5%

Development Assistance

- Australian Official Development Assistance (ODA) to grow to over A$4bn by 2010 (currently around $2.5bn 2006) [3]
- U.S. ODA ≈ A$32.5bn [4] (2005)

Sources:
1. ACEA 'Outlook for Consulting Engineering' – April 2007
2. FIDIC Annual Survey – 2005
3. Australian Federal Government
4. Development Assistance Commission (OECD)

Location of Operations


EUROPE
ASIA
AFRICA
London
Brussels
Abu Dhabi
Nairobi
Jakarta
AUSTRALIA
Port Moresby
Darwin
Cairns
Townsville
Mackay
Rockhampton
Hervey Bay
Bundaberg
Sunshine Coast
Toowoomba
Springfield
Brisbane
Gold Coast
Ballina
Newcastle
Sydney
Gosford
Canberra
Wollongong
Melbourne
Perth
Busselton
NEW ZEALAND
Auckland
Taupo
Hawkes Bay
Wellington
Wairarapa
Christchurch
CANADA
UNITED STATES
Portland
Boise
Sacramento
Las Vegas
Phoenix
Washington DC
Charlotte
SOUTH AMERICA

○ Permanent Cardno group offices







Core Business

Cardno delivers a diverse range of professional services in physical and social infrastructure development

Physical Infrastructure:
- Building and Property
- Coastal, Ocean and Marine
- Environment and Water Quality
- Urban Development
- Management Services
- Transport & Traffic
- Water and Wastewater
- Geotechnical
- G.I.S.

Social Infrastructure:
- Law and Justice
- Health
- Governance
- Education
- Rural Development
- Natural Resource Management
- Institutional Strengthening
- HIV / AIDS
- Post Conflict





MERGER/ACQUISITION HISTORY

Record of successful mergers and acquisitions

2007 Cardno TCB
Cardno Low & Hooke
WRG - USA
EMG - USA
Cardno S.P.L.A.T.
Cardno Saraceni

2006 Cardno Grogan Richards
Cardno Stanwill
Cardno Gilbert Rose
Cardno Forbes Rigby

2005 Cardno Ullman & Nolan
Cardno Agrisystems
Cardno Eppell Olsen
Cardno Acil

2004 Cardno Lawson Treloar
Cardno BSD
Cardno Alexander Browne
Cardno Young

2003 Cardno Taylors

2001 Cardno CCS
Cardno Willing
Cardno BLH

1999 Cardno MBK merged with McMillan Britton & Kell

1945 Cardno & Davies commenced operations in Queensland

Management Structure


MANAGING DIRECTOR / CEO
Andrew Buckley
Quality Management Committee
Group Operations Manager
Steve Coxte
NSW & NZ Region
Roger Collins-Woolcock
North America Region
Michael Renshaw
QLD & NT (Aust)
Paul Gardiner
Northern Region:
Townsville
Cairns
Darwin
Central Region:
Rockhampton
Southern Region:
Sunshine Coast
Gold Coast
Toowoomba
Ballina
Brisbane
Civil Infrastructure
Water Supply & Sewerage
Water Engineering
Environment
Management Services
Business Development
Support Services
W.A. (Aust)
John King
Civil Engineering
Town Planning
Environmental Services
Asset Management
Corporate Services
South West Regional
NSW/ACT (Aust)
Roger Collins-Woolcock
Transport & Building
Bridges & Rail
Urban & Transport
Finite Element Analysis
Building Structures
(Cardno Low & Hooke)
Traffic & Transport
Planning
(Cardno Eppell Olsen)
Management Services
Water & Environment
Cardno Lawson Treloar
Cardno Willing
Branch Offices
ACT (Cardno Young)
Central Coast
Wollongong
Cardno TCB (NZ)
Ray O'Callaghan
Wellington
Auckland
Hawkes Bay
Wairarapa
Taupo
Christchurch
VICTORIA (Aust)
Steve Richards
Traffic
Structural
Civil
WRG (USA)
Darren Welborn
Portland, OR
Phoenix, AZ
Las Vegas, NV
Sacramento, CA
Boise, ID
Corporate
Technical
Financial
Info Systems
Corporate
Marketing
EMG (USA)
Andy Dykerman
London
Brussels
Washington DC
Healthcare
Public Sector Services
Economic Growth
Corporate
Business Development
Finance
Products &
New Markets
Michael Renshaw
XP Software (USA)
United Arab Emirates
(UAE)
Group Marketing
Cardno International
Charles Tapp
Business Development
Development Manager
Multilaterals
Strategic Adviser
Project/Program
Operations
Regions
PNG & Pacific PI
PNG & Pacific SI
Indonesia & East Timor
South East & North Asia
South Central Asia & Africa
Cardno Agrisystems (UK)
Finance
& Group Services
Jeff Forbes
Group Finance
Group IT
Group HR
Group Administration
Group Internal Audit
Group Commercial
CFO International
Corporate
Trevor Johnson
Marketing
Merger Strategies
Engineering
Discipline Leaders
Bridges
Building Hydraulics
Coastal & Ocean
Engineering
Environmental
Geotechnical
Hydraulic Modelling
International Development
Assistance
Management Services
Planning
Solid Waste Management
Sporting Facilities
Structures
Transport
Urban
Water & Wastewater
Water Engineering







Future Growth Strategy

Vision

- Cardno's vision is to be a world leader in the provision of professional services for the improvement of physical and social infrastructure

Growth Strategy

- Growth is by a combination of organic growth, mergers and acquisitions
- Organic growth of core business is built on operating strategy of "Business Units" focusing on groups of clients.
- Merger and acquisition targets are selected for strategic fit and added value opportunity.
- The "Business Unit" management model assists in the implementation of mergers and acquisitions.

Growth Opportunities

- Continued broadening of Cardno's Australia footprint in current disciplines.
- Consideration of new disciplines like mechanical/electrical, geotechnical, and landscape architecture
- Focusing on international opportunities in both consulting engineering (physical infrastructure) and development assistance (physical and social infrastructure)
- Current international markets of interest include USA, NZ and UK.
- Continuing focus on organic growth both through new offices and cross selling with merger partners.



Cardno
Shaping the Future







Clients

- Australian Federal, State and Local Governments
- Major listed ASX companies
- Professional firms including accountants, lawyers, architects and other consulting engineers
- Hospitals, private schools, clubs, sporting bodies, charities and other private organisations
- Property developers and construction companies
- Governments and government agencies of countries throughout Asia, the Pacific and North America
- International development assistance organisations including AusAID, United Nations, World Bank, Asian Development Bank, European Union, DFID (UK), US Aid and Kuwait Fund.
- XP Software clients including public and private sector organisations in many countries



Cardno Board



L to R Trevor Johnson, Jeff Forbes, Peter Cosgrove, Graham Tamblyn, John Massey (Chairman), Andrew Buckley (Managing Director), Ian Johnston, Jim Verco







December 2006 Results - Comparison

Consolidated for the 31 December Half Years	Dec 2006 $'000	Dec 2005 $'000
Total Revenue	111,077	89,732
Less Recoverables & Other	(19,734)	(18,168)
FEE REVENUE	**91,343**	**71,564**
Earnings before interest expense, tax and amortisation (EBITA)	14,020	13,106
Amortisation	1,278	1,121
Earnings before interest expense and tax (EBIT)	12,742	11,985
Interest expense	1,288	1,679
Net profit before tax	11,454	10,306
Income tax expense	3,168	3,188
NET PROFIT AFTER TAX	**8,286**	**7,118**
Earnings per Share - basic (impact of conversion of convertible notes)	17.86	18.12
Earnings per Share – diluted	16.15	15.41
Dividend per Share	10.00	9.00









December 2006 Balance Sheet

	Dec 2006 $'000	Jun 2006 $'000
Total Current Assets	76,850	70,358
Total Non-Current Assets	78,274	66,303
TOTAL ASSETS	**155,124**	**136,661**
Total Current Liabilities	57,225	47,053
Total Non-Current Liabilities	32,075	43,354
TOTAL LIABILITIES	**89,300**	**90,407**
NET ASSETS	**65,824**	**46,254**
FINANCIAL RATIOS		
Current Ratio[1]	1.34	1.50
Gearing Ratio[2]	.26	.42
Debt to Equity Ratio[3]	1.36	1.95

Note 1: The Current Ratio is Current Assets ÷ Current Liabilities
Note 2: The Gearing Ratio is Long Term Liabilities ÷ (Shareholders Equity + Long Term Liabilities)
Note 3: The Debt to Equity Ratio is Total Liabilities ÷ Shareholders Equity





Business Outlook

- Australian conditions remain strong especially in Queensland and Western Australia
- International development / aid market growing but competitive
- Restructuring the International Division to match market needs
- Strategy is to continue organic and acquisition growth
- Acquisition integration progressing well
- Merger and acquisition pipeline remains healthy

Cardno
Shaping the Future



Shareholder Outlook

- Share price growth
  - $1.00 listing price to $7.10 in June 2007
- Dividend payable
  - 10 cents interim dividend payable 13 April 2007, up from 9 cents in April 2006 and consistent with 10 cents in October 2006
- Dividend Policy – 70% to 85% payout ratio on full year profits


Cardno
Shaping the Future

CDD Relative to Small Ords & All Ords
1 July 06 – 27 June 07


BASE1 CDD.ASX (157.2727); BASE2 XSO.ASX (135.5405); BASE3 XAO.ASX (123.6636);
156.00
153.00
150.00
147.00
144.00
141.00
138.00
135.00
132.00
129.00
126.00
123.00
120.00
117.00
114.00
111.00
108.00
105.00
102.00
99.00
Aug06
Sep06
Oct06
Nov06
Dec06
Jan07
Feb07
Mar07
Apr07
May07
Jun07



Cardno's Vision

*"Cardno's vision is to be a **world leader** in the provision of professional services for the improvement of physical and social infrastructure."*

RECEIVED
2003 NOV 10 A 7:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	631,182
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of 631,182 Convertible Notes to Ordinary shares in accordance with the Convertible Note Terms and the Entitlement Notice issued 18 May 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 July 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	57,950,003	Fully Paid Ordinary (CDD)
		1,614,041	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	70,000	Options (exercise date 28/10/07)
		429,000	Options (exercise date 23/11/07)
		150,000	Options (exercise date 26/10/08)
		955,500	Options (exercise date 14/11/08)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	631,182
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Conversion of 631,182 Convertible Notes to Ordinary shares in accordance with the Convertible Note Terms and the Entitlement Notice issued 18 May 2007.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
57,950,003	Fully Paid Ordinary (CDD)
1,614,041	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 July 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2007 NOV 14 A 7:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Clarence Massey
Date of last notice	5 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JC Massey & Associates Pty Ltd as trustee for the Massey Family Trust and the Massey Superannuation Fund. The director is a director and shareholder of JC Massey & Associates Pty Ltd and is a beneficiary of the Massey Family Trust and the Massey Superannuation Fund.
Date of change	11 July 2007
No. of securities held prior to change	29,973 Ordinary
Class	Ordinary (CDD)
Number acquired	9,973
Number disposed	9,973
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$72,287.75
No. of securities held after change	29,973 Ordinary

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Movement from the Massey Family Trust to the Massey Superannuation Fund. On-market transfer.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

RECEIVED
2007 NOV 14 A 7:15

Cardno
Shaping the Future

ASX Statement & Media Release

18 July 2007

FORECAST PROFIT 2006/7

Cardno Limited expects to report Net Profit After Tax (NPAT) for the 2007 financial year in the range of $17.5 - $18.5 million based on the unaudited management results. The forecast results include a one-off tax benefit of around $1million.

The expected results are a significant increase over the previous year's NPAT of $12.6 million.

Cardno Managing Director, Mr Andrew Buckley said that the improved profit performance was based on the continuation of strong trading conditions across its business units and noted that the successful integration of strategic acquisitions also contributed to the results.

- Ends-

For further information:
Mr Andrew Buckley
Managing Director
+61 7 3369 9822, 0412 059 526

Mr Jeff Forbes
Chief Financial Officer
0408 756 790

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Our team comprises leading advisers who plan, design and deliver sustainable projects or community programs. We are an international company, listed on the Australian Stock Exchange [ASX: CDD].
www.cardno.com

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme **CARDNO LIMITED**

ACN/ARSN **108 112 303**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _23_ /_07_ /_2007__

The previous notice was given to the company on _10_ /_04_ /_2007___

The previous notice was dated _05_ /_04_ /_2007___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	5,556,507	10.54%	5,497,725	9.49%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF. Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Australia Share Fund Account Code PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code. PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF. Perpetual Investor Choice Industrial Asset Group Account Code PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code. PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Independent Australian Share Fund Account Code PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF Perpetual Equity Alpha Fund Account code. PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Resource Fund Account code. PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code. PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF. PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual JF Wholesale Prop Income Fund Account Code. PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF. Perpetual QI Market Neutral Fund Account code PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual's Industrial Share Fund Two Account Code PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF. Perpetual's Industrial Share Fund Account Code PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF Perpetual's Smaller Companies Analyst Fund Account Code PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Wholesale Smaller Companies (M) Account Code. PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF; Perpetual Wholesale Smaller Companies (S) Account Code PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF. Perpetual Wholesael Ethical Fund Account Code PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF Perpetual James Fielding Wholesale Property Securities Fund Account Code PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Wholesale Smaller Co Fund Account Code PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF IOOF Account Account Code PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 4 Account Code PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P O Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code. PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P O Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF. HEST Australia Limited Account Code PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF. PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF. Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF SAS Trustee Corporation Account Code PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code. PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF; Commonwealth Aust Shares Fund 11 Account Code PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF Commonwealth Property Fund 3 Account Code. PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF Frank Russell Investment Management Account Code PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D *Level 9 / 50 Pitt Street* Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF Host - Plus Pty Ltd Account Code. PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code. PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code. PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code. PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code. PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF Telstra Superannuation Pty Limited Account Code PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

CDD (CARDNO LIMITED) | Portfolios

Portfolio	Fund	Holdings
✔ ICSC	PM	3,061,950
✔ PMWSRF	PM	296,706
✔ PIAEAP	PM	35,695
✔ PCAEPR	PC	75,389
✔ PMWSC	PM	2,027,985

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
PMWSCM	CDD	10,581	60,416	$ 5.71	16/05/2007
PMWSCM	CDD	7,578	44,170	$ 5.83	17/05/2007
PMWSCM	CDD	1,029	6,051	$ 5.88	18/05/2007
PMWSCM	CDD	8,162	48,406	$ 5.93	21/05/2007
PMWSCM	CDD	- 5,172	- 31,808	$ 6.15	22/05/2007
PMWSCM	CDD	- 5,474	- 33,712	$ 6.16	23/05/2007
PMWSCM	CDD	- 1,832	- 11,267	$ 6.15	24/05/2007
PMWSCM	CDD	- 4,769	- 29,663	$ 6.22	04/06/2007
PMWSCM	CDD	- 5,000	- 32,850	$ 6.57	19/06/2007
PMWSCM	CDD	- 18,674	- 123,988	$ 6.64	20/06/2007
PMWSCM	CDD	- 8,655	- 59,236	$ 6.84	21/06/2007
PMWSCM	CDD	- 2,108	- 14,533	$ 6.89	22/06/2007
PMWSCM	CDD	- 1,565	- 10,799	$ 6.90	25/06/2007
PMWSCM	CDD	- 5,820	- 40,388	$ 6.94	26/06/2007
PMWSCM	CDD	- 1,188	- 8,342	$ 7.02	27/06/2007
PMWSCM	CDD	- 2,063	- 14,420	$ 6.99	28/06/2007
PMWSCM	CDD	- 992	- 7,307	$ 7.37	29/06/2007
PMWSCM	CDD	- 102,983	- 740,448	$ 7.19	02/07/2007
PMWSCM	CDD	28,854	203,421	$ 7.05	03/07/2007
PMWSCM	CDD	- 16,028	- 113,639	$ 7.09	05/07/2007
PMWSCM	CDD	24,982	177,372	$ 7.10	09/07/2007
ICSC	CDD	186	1,084	$ 5.83	17/05/2007
ICSC	CDD	2,751	16,176	$ 5.88	18/05/2007
ICSC	CDD	12,500	74,134	$ 5.93	21/05/2007
ICSC	CDD	- 8,078	- 49,680	$ 6.15	22/05/2007
ICSC	CDD	- 6,443	- 39,680	$ 6.16	23/05/2007
ICSC	CDD	- 2,036	- 12,521	$ 6.15	24/05/2007
ICSC	CDD	4,769	29,663	$ 6.22	04/06/2007
ICSC	CDD	- 21,326	- 141,596	$ 6.64	20/06/2007
ICSC	CDD	- 12,345	- 84,490	$ 6.84	21/06/2007
ICSC	CDD	- 2,059	- 14,195	$ 6.89	22/06/2007
ICSC	CDD	- 3,182	- 21,956	$ 6.90	25/06/2007
ICSC	CDD	- 6,766	- 46,953	$ 6.94	26/06/2007
ICSC	CDD	- 1,041	- 7,310	$ 7.02	27/06/2007
ICSC	CDD	- 522	- 3,649	$ 6.99	28/06/2007
ICSC	CDD	- 1,614	- 11,888	$ 7.37	29/06/2007
ICSC	CDD	102,983	740,448	$ 7.19	02/07/2007
ICSC	CDD	- 28,854	- 203,421	$ 7.05	03/07/2007
ICSC	CDD	16,028	113,639	$ 7.09	05/07/2007
ICSC	CDD	- 24,982	- 177,372	$ 7.10	09/07/2007
PMWSCS	CDD	7,071	39,171	$ 5.54	23/04/2007
PMWSCS	CDD	- 8,764	- 53,899	$ 6.15	22/05/2007
PMWSCS	CDD	- 5,406	- 33,293	$ 6.16	23/05/2007
PMWSCS	CDD	- 1,772	- 10,898	$ 6.15	24/05/2007
PMWSCS	CDD	- 12,226	- 83,676	$ 6.84	21/06/2007
PMWSCS	CDD	- 1,954	- 13,471	$ 6.89	22/06/2007
PMWSCS	CDD	- 1,668	- 11,509	$ 6.90	25/06/2007
PMWSCS	CDD	- 5,930	- 41,151	$ 6.94	26/06/2007
PMWSCS	CDD	- 1,128	- 7,920	$ 7.02	27/06/2007
PMWSCS	CDD	- 1,849	- 12,925	$ 6.99	28/06/2007

PMWSCS	CDD	-	1,070	-	7,881	$	7.37	29/06/2007
PMWSCS	CDD	-	6,500	-	46,275	$	7.12	02/07/2007
PMWSCS	CDD	-	786	-	5,581	$	7.10	03/07/2007
PMWSCS	CDD	-	20,273	-	143,959	$	7.10	04/07/2007
PMWSCS	CDD	-	20,000	-	140,000	$	7.00	05/07/2007
PMWSCS	CDD	-	1,227	-	8,712	$	7.10	06/07/2007
PMWSCS	CDD	-	17,840	-	126,664	$	7.10	09/07/2007
PMWSCS	CDD	-	40,402	-	287,315	$	7.11	09/07/2007
PMWSCS	CDD	-	6,554	-	49,155	$	7.50	16/07/2007
PMWSCS	CDD	-	16,888	-	126,660	$	7.50	23/07/2007
ICSC	CDD		7,552		41,836	$	5.54	23/04/2007
ICSC	CDD	-	4,486	-	27,589	$	6.15	22/05/2007
ICSC	CDD	-	6,510	-	40,092	$	6.16	23/05/2007
ICSC	CDD	-	2,097	-	12,897	$	6.15	24/05/2007
ICSC	CDD	-	8,774	-	60,050	$	6.84	21/06/2007
ICSC	CDD	-	2,212	-	15,250	$	6.89	22/06/2007
ICSC	CDD	-	3,079	-	21,245	$	6.90	25/06/2007
ICSC	CDD	-	6,657	-	46,196	$	6.94	26/06/2007
ICSC	CDD	-	1,102	-	7,738	$	7.02	27/06/2007
ICSC	CDD	-	736	-	5,145	$	6.99	28/06/2007
ICSC	CDD	-	1,537	-	11,321	$	7.37	29/06/2007
ICSC	CDD		17,840		126,664	$	7.10	09/07/2007
ICSC	CDD	-	59,598	-	423,825	$	7.11	09/07/2007
ICSC	CDD		6,554		49,155	$	7.50	16/07/2007
ICSC	CDD	-	33,112	-	248,340	$	7.50	23/07/2007
PIAEA5	CDD	-	11,200	-	64,848	$	5.79	15/05/2007
PMWSRF	CDD		309,306		1,772,323	$	5.73	02/05/2007
PMWSRF	CDD	-	12,600	-	93,870	$	7.45	17/07/2007

Rule 4.3A

Appendix 4E

Preliminary final report
Full year ended 30 June 2007

Introduced 1/1/2003.

CARDNO LIMITED
ABN 70 108 112 303

1. The information contained in this report is for the full year ended 30 June 2007 and the previous corresponding period 30 June 2006.

2. **Results for announcement to the market**

				$'000
2.1	Revenue from ordinary activities	up/~~down~~	42.1% to	265,303
2.2	Profit (loss) from ordinary activities after tax attributable to members	up/~~down~~	45.8% to	18,468
2.3	Net profit (loss) for the period attributable to members	up/~~down~~	45.8% to	18,468

2.4	**Dividends (distributions)**	**Amount per security**	**Franked amount per security**
	Interim dividend	10 cents	10 cents
	Final dividend	12.5 cents	12.5 cents
2.5	Record date for determining entitlements to the dividend	21 September 2007	

2.6 Cardno achieved a net profit after tax of $18.47 million for the financial year ended June 2007, including a one-off tax benefit of $0.97 million. This is a 45.8% increase on the net profit after tax of $12.66 million recorded in the 2006 financial year.

Revenue was $265.30 million which is 42.1% more than the previous year of $186.75 million. Basic earnings per share increased by 18.9% over the same period, from 31.37 cents to 37.29 cents in the current financial year, while diluted earnings per share increased 31.2% to 36.29 cents.

The Board has declared a fully franked final dividend of 12.5 cents per share, increasing the full year dividend to 22.5 cents from 19.0 cents per share for the previous year.

The significant improvement in financial performance over the previous year reflects continuing strong market conditions for consulting engineering and other physical infrastructure activities in the Australian market as well as the contribution from acquisitions made during the course of the financial year. Demand for Cardno's services in the Australian market was particularly strong in Queensland and Western Australia, and continue to improve in New South Wales and Victoria.

In total Cardno completed eight acquisitions during the period and all have contributed to the results and strengthened the services provided by the Group as well as substantially increasing Cardno's global presence.

+ See chapter 19 for defined terms.

2.6 The acquisition of Stanwill Consulting Engineers acquisition expanded Cardno's presence in regional New South Wales adding representation in Newcastle.

In Victoria, the acquisition of 110 person firm Grogan Richards Consulting Engineers bolstered Cardno's existing representation in the State and provides a solid platform for future growth.

The acquisition of West Australian based Saraceni Engineering Group increased Cardno's services in WA, adding structural engineering.

In Queensland, Cardno added S.P.L.A.T., a Brisbane and Gold Coast based landscape architecture business to complement existing physical infrastructure services and support Cardno's strong capability in urban development.

Cardno's stated objective to expand further internationally was realised with the purchase of U.S based development assistance business Emerging Markets Group (EMG) and the U.S. based physical infrastructure business WRG Design. EMG's acquisition provides Cardno with access to the world's largest development assistance donor, USAID, and complements the capability of existing social infrastructure businesses, Cardno Acil and Cardno Agrisystems.

WRG Design provides Cardno with a strong base in U.S. growth centres for Cardno skills such as planning, surveying, engineering and landscape architecture.

Cardno also acquired the long established engineering, planning and surveying firm Truebridge Callender Beach in New Zealand which provides a strong opportunity for cross selling with Australian based business units.

In Sydney, Cardno has expanded its structural engineering capabilities via the recent purchase of Low & Hooke Partners.

Cardno's North American based XP Software, continues to operate profitably. Cardno's U.A.E operations are expanding having secured several long term and high profile projects. Businesses acquired during the prior years have been integrated well and many cross selling opportunities have been generated.

Cardno now employs around 2,400 staff. Due to Cardno's recent North American and New Zealand acquisitions, almost 1,250 staff are employed outside Australia.

Cardno's outlook remains favourable for 2007/08 with strong market conditions expected to continue.

3. Net tangible assets per security with the comparative figure for the previous corresponding period.

Current period	13.46 cents
Previous corresponding period	(11.09) cents

For the current period convertible notes for the acquisition of Cardno Acil Pty Ltd have been included as a liability.

+ See chapter 19 for defined terms.

4. Control gained over entities having material effect

Entity	Completion Date	Effective Control Date
Stanwill Consulting Engineers	8 September 2006	1 July 2006
Saraceni Engineering Group Pty Ltd	2 February 2007	1 October 2006
Grogan Richards Consulting Engineers	22 December 2006	1 November 2006
Emerging Markets Group, Limited and its subsidiaries	31 May 2007	1 February 2007
Stephen Robert Pate trading as S.P.L.A.T.	14 May 2007	1 April 2007
Truebridge Callender Beach Limited and its subsidiaries	28 June 2007	1 April 2007
Low & Hooke Partners Pty Ltd, Low & Hooke Management Services Pty Ltd, Bresfine Pty Ltd, Low & Hooke No. 1 Unit Trust and Low & Hooke No. 2 Unit Trust	26 June 2007	1 April 2007
WRG Design, Inc	19 June 2007	1 June 2007

Loss of control of entities having material effect

N/A

5. Final Dividends (distributions)

Date the dividend (distribution) is payable 5 October 2007

Amount per security

	Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
Final dividend			
- Current year	12.5 cents	100%	N/A
- Previous year	10 cents	100%	N/A

6. Dividends or distribution reinvestment plans

On 18 October 2006 the Board of Directors of Cardno Limited announced the implementation of the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to reinvest all or part of their dividends into Cardno shares at a price determined by the volume weighted average price for the five days immediately preceding and including the dividend record date. Shares issued through the DRP are fully paid and rank equally with existing fully paid ordinary shares.

7. Details of aggregate share of profits (losses) of associates and joint venture entities

Not applicable.

+ See chapter 19 for defined terms.

8. Australian Accounting Standards are utilised when compiling the report.

9. The accounts have been audited and are not subject to dispute or qualification.

Signed: .... Date: 21/08/07
Jeffrey I Forbes
Company Secretary

RECEIVED
2007 NOV 14 A 7:15

ASX Announcement and Media Release

Tuesday 21 August 2007

CARDNO ANNOUNCES RECORD PROFIT

Cardno Limited (ASX: CDD) today announced a record net profit after tax of $18.47 million for the year ended 30 June 2007, a 45.8% increase on the previous year. The net profit includes a one off tax benefit of $0.97 million.

Cardno recorded a 42.1% increase in revenue from $186.75 million to $265.3 million, and diluted earnings per share increased 31.2% to 36.29 cents.

The Board has declared a fully franked final dividend of 12.5 cents per share, increasing the full year dividend to 22.5 cents from 19.0 cents per share for the previous year. The dividend will be paid on 5 October to all shareholders registered on 21 September.

During the year Cardno consolidated its position as a global provider of physical and social infrastructure services increasing the number of offices worldwide from 26 to 45.

Cardno Chairman John Massey noted that acquisitions in the United States and New Zealand engineering and surveying markets as well as the purchase of EMG, a US based international development assistance company, positions Cardno well for further international growth.

"Our financial performance demonstrates our commitment to partnering with businesses which add value and support our corporate vision and growth plans," Mr Massey said.

Eight acquisitions were undertaken during the year, increasing the group's revenue by $53.9 million in the period and extending both technical capability and geographic reach. All acquisitions were EPS positive, and continue to operate successfully and profitably.

Managing Director Andrew Buckley noted Cardno intends to continue its successful growth strategy and will look for opportunities worldwide while integrating recent acquisitions.

"In addition to the eight strategic acquisitions during the year, Cardno opened offices in regional areas across Australia, further developing the company's ability to service the infrastructure market," said Mr Buckley.

"Australian and international business conditions continue to offer growth opportunities for Cardno. With the established brands of Cardno Acil, Cardno Agrisystems and EMG operating in the international development assistance market and physical infrastructure brands Cardno and WRG, we believe the group's combined physical and social infrastructure skills, together with our cross selling capabilities positions Cardno as one of the world's leading consultants," said Mr Buckley.

Cardno's international expansion into the US and New Zealand markets has seen total numbers grow to 2,400 staff of which 1,250 are employed outside Australia.

"With a strong international presence Cardno is transforming into a global business with major projects such as the Electoral Support Program in PNG and the technical advisor role for the privatisation of the Abu Dhabi Wastewater Scheme," said Mr Buckley.

"On the Australian front Cardno's services are in demand. Cardno is contributing to major projects such as the Gold Coast Desalination Project, the duplication of the Gateway Bridge, the recently completed upgrade of Flemington racecourse and the Lane Cove Tunnel in Sydney," said Mr Buckley.

"We intend to continue our successful acquisition strategy of identifying profitable well managed businesses with complementary coverage both geographically and by professional discipline," said Mr Buckley.

Acquisitions during the period included:

Stanwill Consulting Engineers – September 2006: Cardno acquired Newcastle based consulting engineers adding representation in New South Wales' second largest city.

Grogan Richards Consulting Engineers – December 2006: Cardno acquired 110 person structural and civil firm consolidating its position in Victoria.

Saraceni Engineering Group – February 2007: Cardno added structural capability to its Western Australian operations via the purchase of specialist consultant, Saraceni Engineering Group.

S.P.L.A.T. – May 2007: To build on the strength of its established urban development business, Cardno acquired S.P.L.A.T., adding landscape architecture to its capability portfolio.

Emerging Markets Group (EMG) – May 2007: With the EMG acquisition, Cardno expanded its international development assistance capabilities and now has access to leading aid agency, USAID.

WRG Design, Inc. – June 2007: In purchasing WRG Design, Cardno extended its physical infrastructure capability to the US, increasing staff numbers in the region to 480.

Low & Hooke Partners – June 2007: Cardno boosted its structural capabilities in New South Wales with the acquisition of Low & Hooke.

Truebridge Callender Beach (TCB) – June 2007: Cardno acquired the long established 110 person firm TCB to initiate a presence in New Zealand's engineering, surveying and environmental services market.

Summary performance for the year ended June:

	2007	**2006**	**Change**
Revenue	$265.3 m	$186.75 m	+ 42.1%
Profit before tax	$25.04 m	$18.1 m	+ 38.3%
NPAT	$18.47 m	$12.66 m	+ 45.8%
EPS – diluted	36.29 cents	27.67 cents	+ 31.2%
Dividend per share	22.5 cents	19.0 cents	+ 18.4%

ENDS

For further information:
Andrew Buckley, Managing Director, (07) 3369 9822 or 0412 059 526
Jeff Forbes, Chief Financial Officer, (07) 3369 9822 or 0408 756 790

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Our team comprises leading advisers who plan, design and deliver sustainable projects or community programs. We are an international company, listed on the Australian Securities Exchange [ASX: CDD]. www.cardno.com



Cardno Limited

ABN 70 108 112 303

and its controlled entities

Financial Report

for the year ended 30 June 2007

Table of Contents

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

Directors' Report 3

Income Statements 18

Balance Sheets 19

Statements of Changes in Equity 20

Cash Flow Statements 21

Notes to the Financial Statements 22

Director's Declaration 56

Independent Auditor's Report 57

Directors' Report

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

The Directors present their report together with the financial statements of Cardno Limited ("the Company") and of the consolidated entity, being the Company and the entities it controlled at the end of, or during, the year ended 30 June 2007.

Directors

The Directors of the Company in office during or since the year ended 30 June 2007 are set out below:

John Massey (Chairman - Non-executive)
Graham Tamblyn (Deputy Chairman - Executive)
Andrew Buckley (Managing Director - Executive)
Peter Cosgrove (Non-executive) (appointed 26 March 2007)
Ronald Fisher (Executive and Company Secretary) (resigned 7 July 2006)
Jeffrey Forbes (Executive and Company Secretary) (appointed 10 July 2006)
Trevor Johnson (Executive)
Ian Johnston (Non-executive)
Stephen Moss (Executive) (resigned 22 December 2006)
James Verco (Executive)

Details of the qualifications, experience and responsibilities of the Directors are on pages 4 to 6.

Company Secretary

Ronald Fisher GradDipBus(Acc), CPA, FAICD was appointed to the position of Company Secretary on 24 February 2004 when Cardno Limited was incorporated and resigned on 7 July 2006. Mr Fisher had been a Company Secretary within the Cardno Group since 1983.

Jeffrey Forbes BCom, MAICD, MAusIMM was appointed to the position of Company Secretary on 10 July 2006. Mr Forbes had been a Company Secretary of another unrelated listed company for 6 years prior to joining Cardno.

Mark Buggy BEng(Civil), MScLLB(Lon), PCLL(HK) was appointed to the position of Assistant Company Secretary on 25 October 2005. Mr Buggy joined Cardno in March 2004 and is a qualified lawyer and engineer.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

Director	Experience	Special Responsibilities
John C Massey BCom, CPA, FAICD(Life), FAIM Non-executive Chairman Age 61	John Massey has been Chairman of Cardno Limited since July 2004 and a Non-Executive Director since March 2004. John became a full-time company director in 1997, bringing extensive and broadly-based commercial experience, leadership and strategic development skills. John's other appointments include Chairman of Ventracor Limited and Symbiosis Group Limited. He has been actively involved in corporate governance and director issues and was made a Life Fellow of the Australian Institute of Company Directors in recognition of his eminence in the field of directorship and for distinguished service to the Institute. John's previous Board appointments include Chairman of Northstate Capital, and AV Syntec; Director of Brisbane Airport Corporation, SEQ Water, Kerwee Pastoral, KR Castlemaine and Dairy Australia.	As well as being Chairman of the company, John is also Chairman of the Board's Remuneration Committee and a member of the Audit Committee.
Graham G Tamblyn DipCE, MIEAust, CPEng, FAICD, RPEQ Deputy Chairman Executive Director Age 57	Graham commenced work with the engineering consultancy Cardno & Davies in 1973. He is an experienced civil engineer in the urban development field with such notable projects as the Kawana Waters master planned community, Noosa Waters, Twin Waters, and Pelican Waters on his resume. Graham's commitment to the urban development and engineering industry is evidenced by his considerable involvement in industry associations such as the Urban Development Institute of Australia of which he was Sunshine Coast Branch President for 6 years up to 2002. Graham's career has included periods as Managing Director and Chairman of Cardno Holdings Pty Ltd. Apart from ongoing technical project work Graham plays a role in assisting with the implementation of the Cardno Group's growth strategy of merger and acquisition.	Graham is Chairman of the Board's Succession Planning Committee and is a member of the Remuneration Committee.

Director	Experience	Special Responsibilities
Andrew D Buckley BE(Hons), FIEAust, FAICD, CPEng, RPEQ Managing Director Age 50	Andrew was appointed Managing Director of the Cardno group in 1997. He has more than twenty-five years' experience in executive management, project management, design and implementation of engineering and development assistance projects. Andrew has worked in the management, design and construction of mining, engineering and infrastructure projects in Australia, Africa, USA and Asia. For the last 15 years he has worked in executive management roles in the engineering, construction and development assistance sectors with a special focus on growth. Under Andrew's leadership the Cardno group has grown from an annual turnover of approximately $14 million in 1997FY to $265 million in 2007FY and from less than 200 people to nearly 2500. As Managing Director Andrew lead the company's public listing on the ASX in May 2004.	Andrew serves on the Board's Succession Planning Committee.
Peter J Cosgrove AC, MC ndc (Ind), jssc, psc (US), Dip Mil Stud, MAICD Non-executive Director Age 60	Retired General Peter Cosgrove joined Cardno as a Non Executive Director on 26 March 2007, bringing with him a wealth of experience and credentials. Peter is a director of Qantas, consultant to Deloitte Touche Tohmatsu and a Member of the Australian Institute of Company Directors. He also holds a number of prestigious memberships and board appointments. Peter was Chief of the Australian Defence Force from July 2002 until July 2005. In 1999 he was appointed as Commander of the International Forces in East Timor and helped the country transition to independence. Peter was awarded the Military Cross in Vietnam and he was appointed as a Companion of the Military Division of the Order of Australia and the Companion of the New Zealand Order of Merit (CNZM) and Commander of the United State Legion of Merit. In 2001 Peter was awarded the Australian of the Year.	
Jeffrey I Forbes BCom, MAICD, MAusIMM Chief Financial Officer, Executive Director Age 54	Jeff joined Cardno in July 2006 as Chief Financial Officer and Executive Director Finance. Jeff brings more than 30 years experience as a finance manager, primarily in the resource sector to Cardno. Jeff has significant experience in the financing and development of resource projects in both Australia and in the Asia Pacific region. He has held senior *positions* domestically and internationally. Prior to joining Cardno he was the Chief Financial Officer, *Company* Secretary and Executive Director at Highlands Pacific. Jeff has significant experience in capital raisings and during his career Jeff has worked for a number of major companies including Rio Tinto, BHP and CSR.	Jeff is a member of the Risk Committee

Director	Experience	Special Responsibilities
Trevor C Johnson BE, MEngSc, PhD, MIEAust, CPEng, RPEQ, MAICD Executive Director Age 50	Trevor has 30 years experience as a civil engineer, with special expertise in the fields of hydraulics, water quality and environmental analysis. He continues to act as Project Director for many of Cardno's major urban development projects, and regularly appears as an expert witness on engineering matters. In his executive role as Director Corporate, he is also responsible for a number of acquisition, co-ordination and communication activities within the Group. Trevor has been an employee of Cardno over 20 years, and has been a Director of Cardno since 1996.	Trevor is Chairman of the Standing Due Diligence Committee, is a member of the Board's Audit Committee and a member of the Risk Committee.
Ian J Johnston DipCM, GradDip App Fin & Inv, ASIA, ACIS, FAICD Non-executive Director Age 58	Ian Johnston is Executive Chairman Corporate Finance of ABN AMRO Morgans Limited and a member of its advisory board. Following a career of nearly 25 years in the banking industry, Ian joined ABN AMRO Morgans in 1988 as Head of Corporate Finance. He has been involved in a significant number of initial public offerings, capital raisings, and corporate transactions during his career. Ian's Board memberships include AAM Foundation Limited, Symbiosis Group Limited, and The Rock Building Society Limited.	Ian is Chairman of the Board's Audit Committee and is a member of the Remuneration Committee.
James G A Verco MEngSc, FIEAust, CPEng, FAICD Executive Director Age 64	Jim Verco was managing director of McMillan Britton & Kell prior to that firm's merger with Cardno in 1999. He then became a director of the Cardno Group and managed its Sydney operations until 2004 and now leads the Major Projects Group in New South Wales. Jim has served as National President of the Australian Institute of Steel Construction. He continues as a director of the Australian Steel Institute, and is a member of the Sydney Division Committee of Engineers Australia.	Jim is Chairman of the Board's Risk Committee.

Principal Activities

The principal activity of the consolidated entity during the financial year was operating as a provider of professional services in physical and social infrastructure. There were no changes to the principal activities of the Cardno group during the financial year under review.

Review of Results and Operations

Cardno achieved a net profit after tax of $18.47 million for the financial year ended June 2007, including a one-off tax benefit of $0.97 million. This is a 45.8% increase on the net profit after tax of $12.66 million recorded in the 2006 financial year.

Revenue was $265.30 million which is 42.1% more than the previous year of $186.75 million. Basic earnings per share increased by 18.9% over the same period, from 31.37 cents to 37.29 cents in the current financial year, while diluted earnings per share increased 31.2% to 36.29 cents.

The Board has declared a fully franked final dividend of 12.5 cents per share, increasing the full year dividend to 22.5 cents from 19.0 cents per share for the previous year.

The significant improvement in financial performance over the previous year reflects continuing strong market conditions for consulting engineering and other physical infrastructure activities in the Australian market as well as the contribution from acquisitions made during the course of the financial year. Demand for Cardno's services in the Australian market was particularly strong in Queensland and Western Australia, and continue to improve in New South Wales and Victoria.

In total Cardno completed eight acquisitions during the period and all have contributed to the results and strengthened the services provided by the Group as well as substantially increasing Cardno's global presence.

The acquisition of Stanwill Consulting Engineers acquisition expanded Cardno's presence in regional New South Wales adding representation in Newcastle.

In Victoria, the acquisition of 110 person firm Grogan Richards Consulting Engineers bolstered Cardno's existing representation in the State and provides a solid platform for future growth.

The acquisition of West Australian based Saraceni Engineering Group increased Cardno's services in WA, adding structural engineering.

In Queensland, Cardno added S.P.L.A.T., a Brisbane and Gold Coast based landscape architecture business to complement existing physical infrastructure services and support Cardno's strong capability in urban development.

Cardno's stated objective to expand further internationally was realised with the purchase of U.S based development assistance business Emerging Markets Group (EMG) and the U.S. based physical infrastructure business WRG Design. EMG's acquisition provides Cardno with access to the world's largest development assistance donor, USAID, and complements the capability of existing social infrastructure businesses, Cardno Acil and Cardno Agrisystems.

WRG Design provides Cardno with a strong base in U.S. growth centres for Cardno skills such as planning, surveying, engineering and landscape architecture.

Cardno also acquired the long established engineering, planning and surveying firm Truebridge Callender Beach in New Zealand which provides a strong opportunity for cross selling with Australian based business units.

In Sydney, Cardno has expanded its structural engineering capabilities via the recent purchase of Low & Hooke Partners.

Cardno's North American based XP Software, continues to operate profitably. Cardno's U.A.E operations are expanding having secured several long term and high profile projects. Businesses acquired during the prior years have been integrated well and many cross selling opportunities have been generated.

Cardno now employs around 2,400 staff. Due to Cardno's recent North American and New Zealand acquisitions, almost 1,250 staff are employed outside Australia.

Cardno's outlook remains favourable for 2007/08 with strong market conditions expected to continue.

Dividends

Dividends paid or declared by the Company to members since the end of the previous financial year were:

Type	Cents per share	Total amount $'000	Franked/ unfranked	Date of payment
Declared and paid during the year				
- Final 2006 ordinary	10.0	4,628	Franked	6 October 2006
- Interim 2007 ordinary	10.0	5,275	Franked	13 April 2007
Declared after end of year				
- Final 2007 ordinary	12.5	7,244	Franked	5 October 2007
Dealt with in the financial report as:				
- Dividends		9,903		
- Noted as a subsequent event	Note 30	7,244		
		17,147		

All the franked dividends paid or declared by the Company since the end of the previous financial year were fully franked at 30%.

Events Subsequent to the Reporting Date

On 3 July 2007 a further 631,182 convertible notes were converted to ordinary shares leaving 1,614,041 outstanding.

On 21 August 2007, the Directors of Cardno Limited declared a final dividend of 12.5 cents per share for the 2007 financial year. The dividend is fully franked, will be paid on 5 October 2007 and will total $7,243,750. The dividend has not been provided for in the 30 June 2007 financial statements.

Likely Developments

The consolidated entity will continue to manage its global business in physical and social infrastructure and pursue its policy of growing the company both organically and by acquisition during the next financial year.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Significant Changes in the State of Affairs

Other than detailed elsewhere, there have been no significant changes in the state of affairs since 30 June 2006.

Indemnification and Insurance of Officers

The Company has agreements with each of the Directors and officers of the Company in office at the date of this report indemnifying them against liabilities to any person other than the Company or a related body corporate that may arise from their acting as Directors or officers of the Company.

Notwithstanding that they may have ceased to hold office, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers, the improper use by the Directors or officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' liability, as such disclosures are prohibited under the terms of the contract.

Directors' Meetings

Attendance at Board meetings and Board Committee meetings for the year ended 30 June 2007 is set out below:

	Board of Directors		Audit Committee		Remuneration Committee		Risk Committee		Succession Planning Committee	
No. of Meetings Held	A	B	A	B	A	B	A	B	A	B
A D Buckley	11	11	•	•	•	•	•	•	4	5
P J Cosgrove *(appointed 26 March 2007)*	4	4	•	•	•	•	•	•	•	•
R Fisher *(resigned 7 July 2006)*	0	0	•	•	•	•	1	1	•	•
J I Forbes *(appointed 10 July 2006)*	11	11	•	•	•	•	3	3	•	•
T C Johnson	11	11	2	2	•	•	4	4	•	•
I J Johnston	10	11	2	2	3	3	•	•	•	•
J C Massey	11	11	2	2	3	3	•	•	•	•
S J Moss *(resigned 22 December 2006)*	4	5	•	•	•	•	2	2	1	2
G G Tamblyn	11	11	•	•	3	3	•	•	5	5
J G A Verco	11	11	•	•	•	•	4	4	•	•

• not a member of this committee

A = number of meetings attended.
B = number of meetings held during the time the director held office during the year or was a committee member.

REMUNERATION REPORT

Principles of Compensation

Compensation levels for directors, secretaries of the Company and relevant key management personnel of the consolidated entity are competitively set to attract and retain suitable qualified staff, reward the achievement of strategic objectives and achieve the broader outcome of creating value for shareholders. The remuneration structure takes into account:

- the capability and experience of the Directors and Senior Executives;
- the Directors' and Senior Executives' ability to control the performance of areas of the Company's business;
- the Company's performance; and
- the amount of incentives within each Director's and Senior Executive's remuneration.

Total shareholder return is an essential element of the Company's strategy, and the remuneration framework serves this aim by seeking to attract and retain high calibre executives. Since Cardno Limited was established in March 2004 the Company has exceeded the growth and profit targets set by the Board and this successful performance has been reflected in the remuneration of Executives.

The Executive Director and Senior Executive Remuneration Policy is set out below:

> Cardno Limited seeks to set fair and market competitive remuneration for its Senior Executives to ensure high performance and long-term commitment while taking into consideration the best interest of shareholders. Senior Executive's remuneration consists of fixed salary, potential Performance Equity Plan participation, discretionary cash bonuses and other benefits including

superannuation and salary sacrificing. In determining the salary of Senior Executives, an assessment of performance is completed and a review of the market is conducted. The Company takes into account the responsibilities of the individual's position, the level of skill and experience as well as the Company's business.

If the employment of a Senior Executive is terminated, the Senior Executive may be entitled to receive from the employer pay in lieu of notice and compensation for employee entitlements such as annual leave and long service leave up to the termination date and by reference to the Executive's remuneration.

Remuneration Committee

The remuneration committee reviews and makes recommendations to the board on remuneration issues and policies applicable to all staff for the consolidated entity. It is also responsible for reviewing share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements and fringe benefits policies.

The members of the remuneration committee during the year were:

- John Massey (Chairman) – Non-Executive
- Graham Tamblyn (Deputy Chairman) – Executive
- Ian Johnston (Chairman, Audit Committee) – Non-Executive

The remuneration committee meets at least twice a year. The remuneration committee met three times during the year and the committee members' attendance record is disclosed in the table of Directors' meetings above.

Fixed Compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis) and includes any FBT charges related to employee benefits (including motor vehicles), as well as employer contributions to superannuation funds. Compensation levels are reviewed annually by the remuneration committee through a process that considers individual, segment and overall performance of the consolidated entity. In addition, external consultants provide analysis and advice to ensure the directors' and senior executive's compensations are competitive in the market place.

Performance-linked Compensation

Performance-linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial, divisional and personal objectives. The short-term incentive (STI) is an 'at risk' bonus provided in the form of cash while the long-term incentive (LTI) is provided as options over ordinary shares of the company under the rules of the Performance Equity Plan (PEP).

The Remuneration Committee is currently reviewing the STI and LTI plans for Senior Executives and has engaged an external consultant to provide independent advice to the Committee.

Short-Term Incentive Bonus

Each year the remuneration committee reviews the key performance indicators (KPIs) for the key management personnel. The KPIs generally include measures relating to the consolidated entity, the relevant segment, the individual and include financial, people, customers, strategy and risk measures. The principal financial performance objectives are compared to budgeted amounts. The non-financial objectives vary with position and responsibility.

At the end of the financial year the remuneration committee assesses the actual performance of the consolidated entity, the relevant segment and individual against the KPI's set at the beginning of the financial year. The remuneration committee approves the discretionary bonus to be paid to the

individuals on the delegated authority of the board. The method of assessment was chosen as it provides the committee with an objective assessment of the individual performance. Half of the bonus is paid in the year the bonus is granted while the balance is paid 24 months later.

Long-Term Incentive Bonus

Employee Tax Exempt Share Acquisition Plan ("ETESAP")

Shares are issued under the ETESAP (made in accordance with thresholds set out in plans approved by shareholders at the 2004 AGM). It provides employees with the opportunity to acquire shares in the Company for no consideration as a bonus component of their remuneration. Employees with 12 months service or greater and have worked 100 hours or more per month are entitled to $1,000 of shares each year and employees with 6 to 12 months service are entitled to $500 of shares each year. Employees who work part time, who have greater than 12 months service and who have worked more than 600 hours per year are also entitled to $500 of shares each year. Shares issued under ETESAP rank equally with other fully paid ordinary shares from the date of issue.

Shares are issued in the name of the participating employee and are subject to a restriction period. The shares are restricted under the plan until the earlier of three years from the date of acquisition or the date they cease to be an employee. Once the restriction period is lifted the shares can be traded as fully paid ordinary shares. The ETESAP has no conditions that could result in the recipient forfeiting ownership of shares.

The ETESAP complies with current Australian Tax Legislation, enabling employees to have up to $1,000 of shares, in respect of an employee share scheme, excluded from their assessable income.

Grant Date	Number	Issue Price	Vested 30 June 2007	Balance
15 November 2004	134,386	$2.46	15,022	119,364
23 December 2005	138,089	$3.63	16,097	121,992
24 January 2007	142,065	$4.76	10,395	131,670
26 June 2007	1,890	$4.76	-	1,890

Fair value of shares issued during the reporting period is the average market price over the 5 trading days prior to the date of the offer to employees.

Performance Equity Plan (PEP)

The PEP is designed to reward strong performance by individuals within the Cardno Group of companies. Options are issued under the PEP (made in accordance with thresholds set in the plan approved at the 2004 AGM) and it provides certain employees (as determined by the Managing Director and Remuneration Committee) with the opportunity to acquire shares in the Company, or rights to acquire shares in the Company. The plan operates by granting an option to employees to purchase a prescribed number of shares at a pre-determined time in the future, which is currently two years from the date of issue.

Each option is convertible to one ordinary share. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company's shares traded during the five days preceding the date of granting the option. All options expire on the earlier of their expiry date or termination of the employee's employment. The options may be exercised at any time during the seven day period ending twenty-four months after the date the options are issued.

There are no voting or dividend rights attached to the options. There are no voting rights attached to the unissued ordinary shares. Voting rights and dividends will be attached to the unissued ordinary shares when the options have been exercised.

291,000 options were exercised during the financial year.

Grant Date	Exercise Date	Expiry Date	Exercise Price $	Number of Options at Beginning of Year	Options Granted	Options Lapsed	Options Vested and Exercised	Number of Options as at 30 June 2007
5 November 2004	30 October 2006	5 November 2006	2.46	299,000	-	8,000	291,000	-
28 October 2005	22 October 2007	28 October 2007	3.68	70,000	-	-	-	70,000
23 November 2005	17 November 2007	23 November 2007	3.49	475,000	-	46,000	-	429,000
26 October 2006	20 October 2008	26 October 2008	5.17	-	165,000	15,000	-	150,000
14 November 2006	8 November 2008	14 November 2008	5.30	-	986,500	31,000	-	955,500
Weighted average exercise price				3.14	5.28	4.22	2.46	4.73
Weighted average remaining contract life								388 days
Total expense recognised $210,506 (2006: $101,254)								

The options outstanding at 30 June 2007 have an exercise price in the range of $3.49 to $5.30.

In June 2006, the Board approved a change to the PEP. This change had been recommended by an independent consultant to the remuneration committee. The change consists of the introduction of a performance hurdle before the exercise of options. The hurdle to be used specifies that the options will not vest unless there has been at least a 5% improvement per year (compounded) in the earnings per share of the company over the two year vesting period.

Employment Agreements

Employment Agreements have been entered into with each Executive Director and Senior Executive. The agreement contains remuneration, performance and confidentiality obligations on the part of both the employer and the employee. The Executives covenant that during the term of employment and for six months after termination they will not solicit any existing client or employee of the Company.

Non-Executive Directors

The Non-Executive Directors of Cardno Limited are entitled to a fee that is determined by the Board on commencement of the role and reviewed on an annual basis thereafter. The fee includes compulsory superannuation contributions. Non-Executive Directors do not participate in equity plans of the Company and do not receive retirement benefits.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

Director, Executive Officer and Key Management Remuneration

Details of the nature and amount of each major element of remuneration of each director of the Company and each of the five named Company executives and relevant group executives who receive the highest remuneration are:

Director		Short Term				Long Term						
		Salary and Fees $	STI Cash Bonus (A) $	Non-Monetary Benefits $	Total $	Superannuation Benefits $	Other Long Term Benefits $	Termination Benefits $	Share-based Payments Options	Total $	Proportion of Remuneration on Performance Related	Value of Options as a Proportion of Remuneration
Non-Executive												
John Massey	2007	10,000	-	-	10,000	90,000	-	-	-	100,000	-	-
	2006	36,250	-	-	36,250	50,350	-	-	-	86,600	-	-
Peter Cosgrove	2007	14,803	-	-	14,803	1,332	-	-	-	16,135	-	-
	2006	-	-	-	-	-	-	-	-	-	-	-
Ian Johnston	2007	22,936	-	-	22,936	37,064	-	-	-	60,000	-	-
	2006	49,999	-	-	49,999	4,125	-	-	-	54,124	-	-
Directors – Executive												
Andrew Buckley	2007	437,125	271,850*	4,000	712,975	33,702	-	-	17,400	764,077	37.9%	2.3%
	2006	417,663	168,400*	4,000	590,063	30,950	-	-	14,800	635,813	28.8%	2.3%
Jeffrey Forbes	2007	201,601	75,000*	4,000	280,601	64,091	-	-	8,700	353,392	23.7%	2.5%
	2006	-	-	-	-	-	-	-	-	-	-	0%
Trevor Johnson	2007	229,525	38,425	4,000	271,950	31,344	-	-	8,700	311,994	15.1%	2.8%
	2006	214,840	21,700	4,000	240,540	28,714	-	-	7,400	276,654	10.5%	2.7%
Graham Tamblyn	2007	214,403	10,000	4,000	228,403	16,467	-	-	4,350	249,220	5.8%	1.7%
	2006	197,216	-	4,000	201,216	14,912	-	-	-	216,128	-	-
James Verco	2007	78,455	14,600	4,000	97,055	132,501	-	-	4,350	233,906	8.1%	1.9%
	2006	143,643	4,600	4,000	152,243	48,007	-	-	3,700	203,950	4.1%	1.8%
Former												
Ronald Fisher	2007	31,196	-	-	31,196	3,790	-	-	-	34,986	-	-
	2006	165,192	12,500	4,000	181,692	91,576	-	-	-	273,268	4.6%	-
Stephen Moss	2007	121,166	-	-	121,166	116,679	-	180,671	4,350	422,866	1.0%	1.0%
	2006	317,537	-	4,000	321,537	92,268	-	-	-	413,805	-	-
Richard Kell	2007	-	-	-	-	-	-	-	-	-	-	-
	2006	27,604	5,000	1,333	33,937	10,069	-	-	-	44,006	11.4%	-
Total Compensation – 2007		1,361,210	409,875	20,000	1,791,085	526,970	-	180,671	47,850	2,546,576	18.0%	1.9%
Total Compensation - 2006		1,569,944	212,200	25,333	1,807,477	370,971	-	-	25,900	2,204,348	10.8%	1.2%

* Includes STI cash bonuses which have been accrued but not paid.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

Director, Executive Officer and Key Management Remuneration continued

Executives		Short-Term				Long-Term						
		Salary and Fees $	STI Cash Bonus (A) $	Non-Monetary Benefits $	Total $	Superannuation Benefits $	Other Long Term Benefits $	Termination Benefits $	Share-based Payments Options	Total $	Proportion of Remuneration on Performance Related	Value of Options as a Proportion of Remuneration
Executives												
Roger Collins-Woolcock	2007	205,007	20,512	5,000	230,519	19,787	-	-	8,000	258,306	11.0%	3.1%
	2006	178,346	4,363	5,000	187,709	17,482	-	-	4,500	209,691	4.2%	2.1%
Steven Coote	2007	217,695	46,025	5,500	269,220	19,401	-	-	12,200	300,821	19.4%	4.1%
	2006	209,621	21,225	5,500	236,346	18,560	-	-	8,000	262,906	11.1%	3.1%
Paul Gardiner	2007	238,908	46,025	4,000	288,933	16,885	-	-	12,200	318,018	18.3%	3.8%
	2006	208,110	21,225	9,000	238,335	14,573	-	-	8,000	260,908	11.2%	3.1%
John King	2007	169,607	15,000	4,000	188,607	26,433	-	-	8,000	223,040	10.3%	3.6%
	2006	163,086	2,181	4,000	169,267	12,849	-	-	2,750	184,866	2.7%	1.5%
Michael Renshaw	2007	181,824	22,693	7,000	211,517	14,538	-	-	8,000	234,055	13.1%	3.4%
	2006	155,792	6,544	-	162,336	11,892	-	-	5,250	179,478	6.6%	2.9%
Stephen Richards	2007	71,730	-	-	71,730	73,670	-	-	-	145,400	-	-
	2006	-	-	-	-	-	-	-	-	-	-	-
Charles Tapp	2007	62,514	-	-	62,514	2,952	-	-	-	65,466	-	-
	2006	-	-	-	-	-	-	-	-	-	-	-
Bruce Coyne*	2007	-	-	-	-	-	-	-	-	-	-	-
	2006	196,765	2,181	-	198,946	17,709	-	-	2,750	219,405	2.2%	1.3%
Former												
Michael Hill*	2007	-	-	-	-	-	-	-	-	-	-	-
	2006	191,321	2,181	-	193,502	16,851	-	-	2,750	213,103	2.3%	1.3%
Total compensation - 2007		1,147,285	150,255	25,500	1,323,040	173,666	-	-	48,400	1,545,106	12.9%	3.1%
Total compensation - 2006		1,303,041	59,900	23,500	1,386,441	109,916	-	-	34,000	1,530,357	6.1%	2.2%

* Comparatives are not disclosed where they did not meet the definition of key management personnel or were not one of the five highest paid executive officers.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

Directors' Interests

As at the date of this report, the interests of the directors in the shares and convertible notes of Cardno Limited were:

	Cardno Limited Ordinary shares	Shares held in escrow	Cardno Limited Convertible Notes	Options over Ordinary Shares
A D Buckley	2,275,810	-	-	100,000
P J Cosgrove	0	-	-	-
J I Forbes	2,543	-	-	30,000
T C Johnson	1,942,990	-	-	50,000
I J Johnston	172,219	-	-	-
J C Massey	29,973	-	-	-
G G Tamblyn	1,425,000	-	-	15,000
J G A Verco	1,104,947	-	-	25,000

Share Options

Options granted to Directors' and Officers of the Company

During the financial year, the Company granted options for no consideration over unissued ordinary shares in Cardno Limited to the following Directors and key management and to the following most highly remunerated Officers of the Company as part of their remuneration:

Key Management Personnel	Title	30 June 2006 Issued 28/10/05	30 June 2006 Issued 23/11/05	30 June 2007 Issued 26/10/06	30 June 2007 Issued 14/11/06
Andrew Buckley	Managing Director	40,000	-	60,000	-
Jeffrey Forbes	Executive Director	-	-	30,000	-
Trevor Johnson	Executive Director	20,000	-	30,000	-
Stephen Moss*	Executive Director	-	-	15,000	-
Graham Tamblyn	Executive Director	-	-	15,000	-
James Verco	Executive Director	10,000	-	15,000	-
Roger Collins-Woolcock	Division Manager	-	10,000	-	25,000
Steven Coote	Group Operations Manager	-	20,000	-	40,000
Paul Gardiner	Division Manager	-	20,000	-	40,000
John King	Division Manager	-	5,000	-	25,000
Michael Renshaw	Division Manager	-	15,000	-	25,000

* cancelled following resignation on 22 December 2006.

All options were granted during the financial year. No options have been granted since the end of the financial year and up to the date of this report.

Unissued shares under option

At the date of this report unissued ordinary shares of the Company under option are:

Exercise Date	Expiry date	Exercise price	Number of options
22 October 2007	28 October 2007	$3.68	70,000
17 November 2007	23 November 2007	$3.49	429,000
20 October 2008	26 October 2008	$5.17	150,000
8 November 2008	14 November 2008	$5.30	955,500

These options do not entitle the holder to participate in any share issue of the Company.

Non-Audit Services

During the year William Buck, the Company's auditor, has performed no other services in addition to their statutory audit duties as set out in Note 32. Subsidiary auditors have performed other non-audit services and these are outlined in Note 32.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

The Board of Directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non-audit services by the subsidiary auditors is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as set out above, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in *APES 110 Code of Ethics for Professional Accountants.*

Lead Auditor's Independence Declaration Under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 17 and forms part of the Directors' report for the year ended 30 June 2007. William Buck continues in office in accordance with Section 327 of the Corporations Act 2001.

Rounding of Amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the Directors' report and financial statements. Amounts in the Directors' report and financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Signed in accordance with a resolution of directors.

On behalf of the Directors

JOHN C MASSEY
Chairman

Brisbane
21 August 2007

William Buck
Business Advisors
Chartered Accountants

Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To the Directors of Cardno Limited

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2007 there have been:

(i) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

Signed at Brisbane 21 August 2007.

William Buck

WILLIAM BUCK
Chartered Accountants

R. Q. Cole

R Q COLE
Partner

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld.com.au W www.williambuck.com.au
William Buck is an association of independent firms, each trading under the name of William Buck in Melbourne, Sydney, Brisbane, Adelaide, Perth and Cairns • Affiliated with AGN International

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strategic advice innovative solutions service excellence

Income Statements

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
Revenues from ordinary activities	2	**265,303**	**186,753**	**9,498**	**11,500**
Raw materials, sub-contractor costs and consumables used	3	115,112	85,872	84	42
Employee benefits expense		104,833	67,986	423	704
Depreciation and amortisation expenses	3	5,292	3,469	-	-
Financing costs	3	2,918	3,992	1,374	3,098
Other expenses		12,113	7,309	905	262
		240,268	**168,628**	**2,786**	**4,106**
Profit/(loss) before income tax		25,035	18,125	6,712	7,394
Income tax expense/(benefit)	4	6,567	5,462	(821)	(1,188)
Net profit/(loss) for the year		18,468	12,663	7,533	8,582
Basic earnings per share (cents per share)	31	37.29	31.37	-	-
Diluted earnings per share (cents per share)	31	36.29	27.67	-	-

The income statements should be read in conjunction with notes 1 to 39 which form part of the financial statements.

Balance Sheets

Cardno Limited and its Controlled Entities as at 30 June 2007

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
CURRENT ASSETS					
Cash and cash equivalents	6	17,376	17,508	-	8,300
Trade and other receivables	7	66,145	25,365	83,223	27,169
Inventories	8	43,617	26,099	-	-
Other current assets	9	6,717	1,386	306	248
TOTAL CURRENT ASSETS		**133,855**	**70,358**	**83,529**	**35,717**
NON-CURRENT ASSETS					
Trade and other receivables	10	-	821	-	-
Other financial assets	11	28	34	71,636	41,690
Property, plant and equipment	12	19,342	10,055	-	-
Deferred tax assets	13	9,736	4,249	208	234
Intangible assets	14	103,534	50,896	-	-
Other non-current assets	15	218	248	218	248
TOTAL NON-CURRENT ASSETS		**132,858**	**66,303**	**72,062**	**42,172**
TOTAL ASSETS		**266,713**	**136,661**	**155,591**	**77,889**
CURRENT LIABILITIES					
Trade and other payables	16	38,455	19,917	17,965	5,826
Interest-bearing loans and borrowings	17	46,810	9,254	32,693	-
Current tax liabilities		5,522	1,038	3,323	104
Short term provisions	18	11,555	6,922	-	-
Other current liabilities	19	22,586	9,922	-	-
TOTAL CURRENT LIABILITIES		**124,928**	**47,053**	**53,981**	**5,930**
NON-CURRENT LIABILITIES					
Trade and other payables	20	-	387	-	-
Interest-bearing loans and borrowings	21	14,329	33,802	5,613	29,895
Deferred tax liabilities	13	10,631	6,106	-	-
Long term provisions	22	5,213	3,059	-	-
Other non-current liabilities	23	362	-	-	-
TOTAL NON-CURRENT LIABILITIES		**30,535**	**43,354**	**5,613**	**29,895**
TOTAL LIABILITIES		**155,463**	**90,407**	**59,594**	**35,825**
NET ASSETS		**111,250**	**46,254**	**95,997**	**42,064**
EQUITY					
Issued capital	24	92,245	35,942	92,245	35,942
Reserves		70	(58)	-	-
Retained earnings		18,935	10,370	3,752	6,122
TOTAL EQUITY		**111,250**	**46,254**	**95,997**	**42,064**

The balance sheets should be read in conjunction with notes 1 to 39 which form part of the financial statements.

Statements of Changes in Equity

Cardno Limited and its Controlled Entities for the year ending 30 June 2007

Consolidated	Note	Issued Capital Ordinary $'000	Retained Earnings $'000	Reserves Forex $'000	Reserves ARR $'000	Total $'000
BALANCE AT 1 JULY 2005		**19,656**	**4,566**	**(44)**	**68**	**24,246**
Shares issued		12,737	-	-	-	12,737
Notes converted to shares		3,549	-	-	-	3,549
Profit for the period		-	12,663	-	-	12,663
Dividends paid or provided	5	-	(6,859)	-	-	(6,859)
Restatement of functional currency		-	-	(14)	-	(14)
Revaluation of property, plant and equipment		-	-	-	(68)	(68)
BALANCE AT 30 JUNE 2006		**35,942**	**10,370**	**(58)**	**-**	**46,254**
Shares issued		32,021	-	-	-	32,021
Notes converted to shares		24,282	-	-	-	24,282
Profit for the period		-	18,468	-	-	18,468
Dividends paid or provided	5	-	(9,903)	-	-	(9,903)
Restatement of functional currency		-	-	128	-	128
BALANCE AT 30 JUNE 2007		**92,245**	**18,935**	**70**	**-**	**111,250**

Company	Note	Issued Capital Ordinary $'000	Retained Earnings $'000	Reserves Forex $'000	Reserves ARR $'000	Total $'000
BALANCE AT 1 JULY 2005		**19,656**	**4,398**	**-**	**-**	**24,054**
Shares issued		12,737	-	-	-	12,737
Notes converted to shares		3,549	-	-	-	3,549
Profit for the period		-	8,583	-	-	8,583
Dividends paid or provided	5	-	(6,859)	-	-	(6,859)
BALANCE AT 30 JUNE 2006		**35,942**	**6,122**	**-**	**-**	**42,064**
Shares issued		32,021		-	-	32,021
Notes converted to shares		24,282		-	-	24,282
Profit for the period		-	7,533	-	-	7,533
Dividends paid or provided	5	-	(9,903)	-	-	(9,903)
BALANCE AT 30 JUNE 2007		**92,245**	**3,752**	**-**	**-**	**95,997**

The statements of changes in equity should be read in conjunction with notes 1 to 39 which form part of the financial statements.

Cash Flow Statements

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts from customers		262,238	201,267	-	-
Interest received		330	361	48	-
Finance costs		(2,918)	(3,608)	(1,374)	(3,098)
Cash paid to suppliers and employees		(231,143)	(180,096)	(385)	(448)
Income tax paid		(2,685)	(4,567)	(2,170)	1,040
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	26(a)	25,822	13,357	(3,881)	(2,506)
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of subsidiaries, net of cash acquired	26(d)	(55,894)	(14,111)	-	-
Payment of direct costs of acquisition		(2,392)	(313)	-	-
Payments to/(from) controlled entities		-	-	(26,326)	(4,657)
Additions to intangibles		(69)	(213)	-	-
Proceeds from sale of property, plant & equipment		-	1,055	-	-
Proceeds from sale of investments		5	-	-	-
Payments for property, plant & equipment		(4,545)	(2,640)	-	-
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(62,895)	(16,222)	(26,326)	(4,657)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		30,816	5,084	4,236	5,084
Payment of vendor liability		(1,146)	(19,527)	-	(19,527)
Proceeds from/(Repayment of) borrowings		16,792	(4,545)	27,265	-
Dividends paid		(9,594)	(6,859)	(9,594)	(6,859)
NET CASH PROVIDED BY(USED IN) FINANCING ACTIVITIES		36,868	(25,847)	21,907	(21,302)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS HELD		(205)	(28,712)	(8,300)	(28,465)
CASH AND CASH EQUIVALENTS AT 1 JULY		15,679	44,391	8,300	36,765
CASH AND CASH EQUIVALENTS AT 30 JUNE	26(b)	15,474	15,679	-	8,300

The cash flow statements should be read in conjunction with notes 1 to 39 which form part of the financial statements.

Notes to the Financial Statements

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Cardno Limited (the "Company") is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2007 encompasses the Company and its subsidiaries (together referred to as the "consolidated entity").

The financial report was authorised for issue by the Board of Directors on 21 August 2007.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASBs including Australian Interpretations) adopted by the Australian Accounting Standards Board (AASB), Urgent Issues Group Interpretations ("UIG") and the Corporations Act 2001. The financial reports of the consolidated entity and the Company also comply with International Financial Reporting Standards and interpretations adopted by the International Accounting Standards Board.

(b) Basis of Preparation

The financial report has been prepared on an accrual and historical cost basis, modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing this financial report.

- AASB 7 *Financial Instruments: Disclosures (August 2005)* replaces the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007, and will require extensive additional disclosures with respect to the Group's financial instruments and share capital.

- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings Per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB1038 *Life Insurance Contracts* arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007 and is expected to only impact disclosures contained within the consolidated financial report.

- AASB 8 *Operating Segments* replaces the presentation requirements of segment reporting in AASB 114 *Segment Reporting*. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009 and is not expected to have an impact on the financial results of the Company and the Group as the standard is only concerned with disclosures.

- AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 makes amendments to AASB 5 *Non-current Assets Held for Sale and Discontinued Operations*, AASB 6 *Exploration for and Evaluation of Mineral Resources*, AASB 102 *Inventories*, AASB 107 *Cash Flow Statements*, AASB 119 *Employee Benefits*, AASB 127 *Consolidated and Separate Financial Statements*, AASB 134 *Interim Financial Reporting*, AASB 136 *Impairment Assets*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*. AASB 2007-3 is applicable for annual reporting periods beginning on or after 1 January 2009 and must be adopted in conjunction with AASB 8 *Operating Segments*. This standard is only expected to impact disclosures contained within the financial report.

- Interpretation 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. Interpretation 10 will become mandatory for the Group's 2008 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of AASB 136 and AASB 139 respectively (ie. 1 July 2004 and 1 July 2005, respectively). The potential effect of the interpretation on the Company's financial report has not yet been determined.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(b) Basis of Preparation continued

- Interpretation 11 AASB 2 *Share-based Payment – Group and Treasury Share Transactions* addresses the classification of a share-based payment transaction (as equity or cash settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. Interpretation 11 will become mandatory for the Group's 2008 financial report. The potential effect of the Interpretation on the Company's financial report has not yet been determined.

- AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11 amends AASB 2 *Share-based Payments* to insert the transitional provisions of IFRS 2, previously contained in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. AASB 2007-1 is applicable for annual reporting periods beginning on or after 1 March 2007. The potential impact on the Company has not yet been determined.

- Interpretation 12 *Service Concession Arrangements* addresses the accounting for service concession operators, but not grantors, for public to private service concession arrangements. Interpretation 12 will apply for the Group's 2009 financial report. The potential effect of the interpretation on the financial report has not yet been determined. At this time an entity must adopt the revised Interpretation 4 *Determining when an arrangement contains a lease* and Interpretation 129 *Service Concession Arrangements.*

- AASB 2007-2 Amendments to Australian Accounting Standards arising from AASB Interpretation 12 makes amendments to AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 117 *Leases*, AASB 118 *Revenue*, AASB 120 *Accounting for Government Grants and Disclosure of Government Assistance*, AASB 121 *The Effects of Changes in Foreign Exchange Rates*, AASB 127 *Consolidated and Separate Financial Statement*, AASB 131 *Interest in Joint Ventures*, and AASB 139 *Financial Instruments: Recognition and Measurement*. AASB 2007-2 is applicable for annual reporting periods beginning on or after 1 January 2008 and must be applied at the same time as Interpretation 12 *Service Concession Arrangements.*

- AASB 2007-2 Amendments to Australian Accounting Standards also amends references to "UIG Interpretation" to interpretations. This amending standard is applicable to annual reporting periods ending on or after 28 February 2007.

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(c) Basis of Consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. *Control* exits when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

A list of the controlled entities is contained in Note 38 to the financial statements. All controlled entities have a June financial year-end, except Emerging Markets Group Ltd and its subsidiaries which have a 31 May year end, Cardno TCB Limited and its subsidiaries which have a 31 March year end and WRG Design, Inc which has a 31 December year end. These entities were acquired during the current financial year and their year end dates will be synchronised within 12 months of the acquisition date.

Transactions eliminated on consolidation

Intra-group balances, unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(d) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the consolidated balance sheet.

Cash flows from operating activities are included in the cash flow statements on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(e) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange difference arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Australian dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. The revenues and expenses of foreign operations in hyperinflationary economies are translated to Australian dollars at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Group companies
The financial results and position of foreign group entities whose functional currency is different from the group's presentation currency are translated as follows:

- revenues and expenses are translated at rates approximating the foreign exchange rates prevailing at the dates of the transactions.
- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date.
- equity and retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(f) Revenue Recognition

Revenue is recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

Sale of goods
Revenue from the sale of goods is recognised (net of rebates, discounts and other allowances) upon the delivery of goods to the customer.

Notes to the Financial Statements

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(f) Revenue Recognition continued

Consulting revenue
Revenue is recognised when the service is provided. For long term contracts, revenue and expenses are recognised in accordance with the percentage of completion method. Where a loss is expected to arise from a contract, the loss is recognised immediately as an expense. The percentage of completion is determined by costs to date versus total project costs.

Interest revenue
Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Sale of non-current assets
The gross proceeds of non-current asset sales are recognised as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

Dividends
Dividend revenue is recognised net of any franking credits.

Revenue from distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities.

Revenue from dividends is recognised by the consolidated entity when dividends are received.

(g) Expenses

Operating lease payments
Payments made under operating leases which are subject to fixed annual increments are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and are spread over the lease term.

Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(h) Net Financing Costs

Interest income is recognised in the income statement as it accrues, using the effective interest method.

Borrowing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(i) Income Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(i) Income Tax continued

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation
The Company and its wholly-owned Australian resident entities have formed a tax consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax consolidated group is Cardno Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax consolidated group to the extent that it is probable that future taxable profits of the tax consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

Nature of tax funding arrangements and tax sharing arrangements
The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivable (payable) are at call and interest free.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(j) Segment Reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary format segment reporting is based on geographical segments.

(k) Non-current Assets Held for Sale and Discontinued Operations

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable accounting standards. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the consolidated entity's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.

(l) Trade and Other Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. Interest income is recognised as it accrues. The recoverability of trade receivables is reviewed on an ongoing basis. An estimate for doubtful debts is made when collection of the full nominal amount is no longer probable. Bad debts are written off as incurred.

(m) Inventories

Work in progress is stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. If there are contracts where progress billings exceed the aggregate costs incurred plus profits less losses, the net amounts are presented under other liabilities.

Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(n) Property, Plant and Equipment

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses, except for freehold land which is accounted for on a fair value basis.

The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs. The cost of self-constructed assets and acquired assets include:

(i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and;

(ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Buildings and plant and equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to Australian Accounting Standards — AIFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Notes to the Financial Statements

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(n) Property, Plant and Equipment continued

Subsequent costs
Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

Revaluations
Revaluation increments are recognised in the asset revaluation reserve except for amounts reversing a decrement previously recognised as an expense, which are recognised as revenues. Revaluation decrements are only offset against revaluation increments relating to the same asset and any excess is recognised as an expense.

Depreciation
Items of property, plant and equipment, including buildings but excluding freehold land are depreciated over their estimated useful lives using the reducing balance method or straight line method. The depreciation rate for each class of asset is as follows:

Property, Plant and Equipment	2007	2006
Buildings	2.5%	2.5%
Laboratory equipment, instruments and amenities	13 - 24%	13 - 24%
Equipment and motor vehicles	15 - 24%	15 - 24%
Leasehold improvements	20 - 25%	20 - 25%
Office furniture and equipment	9 - 33%	9 - 33%

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. Assets temporarily not in use or those that are in the process of being sold are not depreciated.

(o) Intangible Assets

Goodwill
All business combinations are accounted for by applying the purchase method. Goodwill represents the excess of the cost of the acquisition and the fair value of the identifiable net assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

Works contracts
Works contracts are acquired by the consolidated entity and are stated at cost less accumulated amortisation and impairment losses.

Patents and Licenses
Patents and licenses are acquired by the consolidated entity, have a finite useful life and are stated at cost less accumulated amortisation and impairment losses.

Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite life are systematically tested for impairment at each annual balance sheet date. Works contracts are amortised over the life of the contract from the date they are available for use.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(p) Impairment

The carrying amount of the consolidated entity's assets, other than inventories (see accounting policy (m)), and deferred tax assets (see accounting policy (i)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, an impairment test is performed. The consolidated entity performs impairment testing of goodwill annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount
The recoverable amount of the consolidated entity's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment
An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(q) Trade and Other Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Trade accounts payable are normally settled within 60 days. Trade and other payables are stated at cost.

(r) Interest Bearing Borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(s) Employee Benefits

Wages, salaries and annual leave
Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the period end represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long-term service benefits
The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within 12 months are discounted using the rates attached to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

Employee option scheme
The Company has granted options to certain employees under an employee option scheme. Under this scheme, the directors may issue options to persons whom they wish to reward for strong performance.

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

(t) Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Dividends
A provision for dividends payable is recognised in the reporting period in which the dividends are declared.

(u) Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and investments in money market instruments.

(v) Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 1(p). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions. Refer to note 14 for details of these assumptions and the potential impact of changes to the assumptions.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(v) Critical accounting estimates and judgements continued

(ii) Estimated professional indemnity costs

The Group estimates and records those amounts that it believes will be payable as a result of professional indemnity claims. The exact amount of the legal settlement is unknown until such time as the deductible limit is reached or settlement occurs.

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities				
Fees from services and sale of goods	211,246	149,873	-	-
Fees from recoverable expenses	52,925	35,946	-	-
Total revenue from operating activities	**264,171**	**185,819**	-	-
Revenue from non-operating activities				
Dividends received – wholly owned controlled entities	-	-	9,450	11,500
Interest received – other	330	361	48	-
Other	802	573	-	-
Total revenue from non-operating activities	**1,132**	**934**	**9,498**	**11,500**
Revenue	**265,303**	**186,753**	**9,498**	**11,500**
3. EXPENSES AND LOSSES/(GAINS)				
Raw materials, sub-contractor costs and consumables used	**115,112**	**85,872**	**84**	**42**
Depreciation				
Motor vehicles	349	119	-	-
Plant & equipment	2,212	981	-	-
Total Depreciation	**2,561**	**1,100**	-	-
Amortisation of non-current assets				
Works Contracts	159	314	-	-
Motor vehicles under lease	557	498	-	-
Plant & equipment under lease	2,015	1,557	-	-
Total Amortisation	**2,731**	**2,369**	-	-
Total Depreciation & Amortisation	**5,292**	**3,469**	-	-
Bad and doubtful debts	**373**	**330**	-	-
Financing costs				
Interest charges	2,103	3,527	1,113	2,850
Finance charges	540	217	-	-
Borrowing costs	275	248	261	248
Total financing costs	**2,918**	**3,992**	**1,374**	**3,098**
Rental expense relating to operating leases				
Minimum lease payments	**6,817**	**6,168**	-	-
Foreign exchange gains / (losses)	**(575)**	**13**	-	-

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
4. INCOME TAX EXPENSE				
(a) The components of tax expense comprises:				
Current tax expense				
Current year	8,132	5,020	(868)	(1,332)
Adjustments for prior years	(969)	153	-	-
	7,163	5,173	(868)	(1,332)
Origination and reversal of temporary differences	(596)	289	47	144
Total income tax expense in income statement	**6,567**	**5,462**	**(821)**	**(1,188)**
Numerical reconciliation between tax expense and pre-tax net profit				
Profit before tax	25,035	18,125	6,712	7,394
Income tax using the domestic corporation tax rate of 30% (2006: 30%)	7,510	5,438	2,014	2,218
Increase in income tax expense due to:				
Non-deductible expenses	136	22	-	44
Merger adjustment	13	-	-	-
Adjustment for branch office taxation	318	-	-	-
Capital gain	-	15	-	-
Under provision prior to merger	-	38	-	-
Amortisation of works contracts	40	92	-	-
Decrease in income tax expense due to:				
Other	(10)	-	-	-
Tax exempt revenue	(428)	(180)	(2,835)	(3,450)
Adjustment for branch office taxation	(43)	(56)	-	-
Capital loss	-	(60)	-	-
	7,536	5,309	(821)	(1,188)
Under / (over) provided in prior years	(969)	153	-	-
Income tax expense on pre-tax net profit	**6,567**	**5,462**	**(821)**	**(1,188)**
5. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES				
(a) Dividends proposed and not recognised as a liability				
100% franked dividend at 30% (2006: 30%)			7,244	4,628
(b) Dividends paid during the year				
100% franked dividend at 30% (2006: 30%)			9,903	6,859
(c) Franking credit balance				
The amount of franking credits available for the subsequent financial year are:				
- franking account balance as at the end of the financial year at 30%			5,598	4,660
- franking credits that will arise from the payment of income tax payable as at the end of the financial year			2,152	273
			7,750	**4,933**

Notes to the Financial Statements

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
5. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES CONTINUED				
The impact on the franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $3,104,464 (2006: $1,983,235)				
6. CASH AND CASH EQUIVALENTS				
Cash at bank and on hand	16,261	17,508	-	8,300
Bank short term deposits	1,115	-	-	-
	17,376	**17,508**	-	**8,300**
7. TRADE & OTHER RECEIVABLES (CURRENT)				
Trade debtors	68,101	25,554	-	-
Provision for doubtful debts	(2,994)	(997)	-	-
	65,107	**24,557**	-	-
Sundry debtors	1,038	808	-	-
Dividends receivable – wholly owned controlled entities	-	-	9,450	11,500
Receivable - notional tax asset	-	-	14,396	7,779
Loans – wholly owned controlled entities	-	-	59,377	7,890
	66,145	**25,365**	**83,223**	**27,169**
Terms and conditions relating to the above financial instruments				
(i) Details of the terms and conditions of related party receivables are set out in Note 36.				
8. INVENTORIES (CURRENT)				
Work in progress	**43,617**	**26,099**	-	-
9. OTHER CURRENT ASSETS				
Prepayments	2,671	937	-	-
Borrowing costs	306	248	306	248
Project advances	3,572	111	-	-
Security deposits	168	90	-	-
	6,717	**1,386**	**306**	**248**
10. TRADE & OTHER RECEIVABLES (NON-CURRENT)				
Forward exchange contract	-	**821**	-	-
11. OTHER FINANCIAL ASSETS (NON-CURRENT)				
Investments in subsidiaries	-	-	71,636	41,690
Investments in non-related entities	28	34	-	-
	28	**34**	**71,636**	**41,690**
12. PROPERTY, PLANT & EQUIPMENT				
Laboratory equipment, instruments & amenities – at cost	2,833	201	-	-
Less accumulated depreciation	(1,315)	(106)	-	-
	1,518	**95**	-	-
Equipment & motor vehicles – at cost	3,736	871	-	-
Less accumulated depreciation	(1,914)	(405)	-	-
	1,822	**466**	-	-

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
12. PROPERTY, PLANT & EQUIPMENT CONTINUED				
Office furniture & equipment – at cost	20,321	8,047	-	-
Less accumulated depreciation	(11,851)	(3,936)		
	8,470	**4,111**	-	-
Leasehold improvements – at cost	2,440	147	-	-
Less accumulated depreciation	(401)	(23)	-	-
	2,039	**124**	-	-
Office furniture & equipment under lease	5,442	5,030	-	-
Less accumulated amortisation	(3,075)	(2,052)	-	-
	2,367	**2,978**	-	-
Motor vehicles – under hire purchase	249	467	-	-
Less accumulated depreciation	(135)	(315)	-	-
	114	**152**	-	-
Motor vehicles & field lab equipment – under lease	2,562	1,390	-	-
Less accumulated amortisation	(974)	(394)	-	-
	1,588	**996**	-	-
Leasehold improvements – under lease	2,199	1,579	-	-
Less accumulated amortisation	(786)	(458)	-	-
	1,413	**1,121**	-	-
Property – at fair value	72	81	-	-
Less accumulated depreciation	(61)	(69)	-	-
	11	**12**	-	-
Total Property, Plant & Equipment	**19,342**	**10,055**	-	-

(a) Movements in carrying amounts
Movements in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year.

	Consolidated 2007 $'000	Cardno Limited 2007 $'000
Laboratory equipment, instruments & amenities – at cost		
Carrying amount at the beginning of the year	95	-
Additions	106	-
Increase through merger acquisition	1,267	-
Disposals	(45)	-
Depreciation expense	(86)	-
Transfer between classes	181	-
Carrying amount at the end of the year	**1,518**	-

	Consolidated 2007 $'000	Cardno Limited 2007 $'000
12. PROPERTY, PLANT & EQUIPMENT CONTINUED		
(a) Movements in carrying amounts continued		
Equipment & motor vehicles – at cost		
Carrying amount at the beginning of the year	466	-
Additions	282	-
Increase through merger acquisitions	1,409	-
Disposals	(220)	-
Depreciation expense	(281)	-
Foreign exchange	3	-
Transfer leased to owned	163	-
Carrying amount at the end of the year	**1,822**	-
Office furniture & equipment – at cost		
Carrying amount at the beginning of the year	4,111	-
Additions	3,865	-
Increase through merger acquisitions	2,678	-
Disposals	(40)	-
Depreciation expense	(2,095)	-
Foreign exchange	(12)	-
Transfer between classes	(181)	-
Transfer leased to owned	144	-
Carrying amount at the end of the year	**8,470**	-
Leasehold improvements – at cost		
Carrying amount at the beginning of the year	124	-
Additions	220	-
Increase through merger acquisitions	1,724	-
Depreciation expense	(50)	-
Foreign exchange	(3)	-
Transfer leased to owned	24	-
Carrying amount at end of the year	**2,039**	-
		-
Office furniture & equipment – under lease		
Carrying amount at the beginning of the year	2,978	-
Additions	787	-
Increase through merger acquisitions	403	-
Amortisation expense	(1,656)	-
Transfer between classes	(40)	-
Transfer leased to owned	(105)	-
Carrying amount at the end of the year	**2,367**	-
Motor vehicles – under hire purchase		
Carrying amount at the beginning of the year	152	-
Additions	70	-
Depreciation expense	(68)	-
Transfer leased to owned	(40)	-
Carrying amount at the end of the year	**114**	-
Motor vehicles & field lab equipment – under lease		
Carrying amount at the beginning of the year	996	-
Additions	1,132	-
Increase through merger acquisitions	143	-
Amortisation expense	(557)	-
Foreign exchange	(3)	-
Transfer leased to owned	(123)	-
Carrying amount at the end of the year	**1,588**	-

	Consolidated 2007 $'000	Cardno Limited 2007 $'000
12. PROPERTY, PLANT & EQUIPMENT CONTINUED		
(a) Movements in carrying amounts continued		
Leasehold improvements - under lease		
Carrying amount at the beginning of the year	1,121	-
Additions	664	-
Disposals	(8)	-
Amortisation expense	(340)	-
Transfer between classes	39	-
Transfer leases to owned	(63)	-
Carrying amount at the end of the year	**1,413**	-
Property - at fair value		
Carrying amount at the beginning of the year	12	-
Disposals	(1)	-
Carrying amount at the end of the year	11	-
Total Property, Plant & Equipment		
Carrying amount at the beginning of the year	10,055	-
Additions	7,126	-
Increase through merger acquisitions	7,624	-
Disposals	(314)	-
Depreciation & amortisation expense	(5,133)	-
Transfer between classes	-	-
Foreign exchange	(16)	-
Carrying amount at the end of the year	**19,342**	-

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
13. DEFERRED TAX ASSETS & LIABILITIES				
Recognised deferred tax assets and liabilities				
Deferred tax assets and liabilities are attributable to the following:				
Assets				
Amortised expenses	269	317	208	234
Accruals	4,868	192	-	-
Provisions	2,220	3,523	-	-
Unrealised foreign exchange gains	3	-	-	-
Carried forward tax losses	2,204	-	-	-
Lease timing	167	101	-	-
Asset valuations	-	11	-	-
Other	5	105	-	-
TAX ASSETS	**9,736**	**4,249**	**208**	**234**
Liabilities				
Unrealised foreign exchange gains	83	8	-	-
Work in progress	6,104	5,782	-	-
Prepayments	74	6	-	-
Property, plant and equipment	134	-	-	-
Cash to accrual adjustment	3,935	-	-	-
Intangible items	300	300	-	-
Lease timing	1	10	-	-
TAX LIABILITIES	**10,631**	**6,106**	-	-

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
14. INTANGIBLES				
Goodwill at cost	103,565	50,837	-	-
Accumulated amortisation and impairment losses	(2,293)	(2,293)	-	-
	101,272	48,544	-	-
Works contracts	1,759	1,708	-	-
Accumulated amortisation	(1,607)	(1,448)	-	-
	152	260	-	-
Patents and licenses	2,110	2,092	-	-
	103,534	**50,896**	-	-
Intangibles are allocated to cash-generating units which are based on the group's management division.				
International Division	30,126	30,273	-	-
QLD / NT Division	14,045	10,610	-	-
NSW / VIC / ACT Division	18,348	7,418	-	-
WA Division	3,250	2,595	-	-
USA Division	33,011	-	-	-
NZ Division	4,754	-	-	-
	103,534	**50,896**	-	-

Reconciliation of movement in carrying amounts from beginning of year to end of year:

	Goodwill $'000	Works Contracts $'000	Patents and Trademarks $'000
Consolidated			
Year ended 30 June 2006			
Balance at the beginning of year	37,444	495	2,084
Additions			
- internal development	-	-	8
- acquisition through business combinations			
- current year	10,895	79	-
- prior year revision	205	-	-
Amortisation charges	-	(314)	-
Closing value at 30 June 2006	**48,544**	**260**	**2,092**
Year ended 30 June 2007			
Balance at the beginning of year	48,544	260	2,092
Additions:			
- internal development	-	-	10
- acquisition through business combinations			
- current year	52,728	51	8
Amortisation charges	-	(159)	-
Closing value at 30 June 2007	101,272	**152**	**2,110**

The recoverable amount of each cash-generating unit above is determined based on value-in-use calculations. Value-in-use is calculated based on the present value of cash flow projections over a 5 year period including a terminal value at the end of year five. The cash flows are discounted using a pre-tax discount rate of 11.1% based on an estimate of the group's weighted average cost of capital.

14. INTANGIBLES CONTINUED

The following assumptions were used in the value-in-use calculations:

	Growth Rate	Pre-Tax Discount Rate
International Division	5%	11.1%
QLD/NT Division	5%	11.1%
NSW/VIC/ACT Division	5%	11.1%
WA Division	5%	11.1%
USA Division	5%	11.1%
NZ Division	5%	11.1%

The value-in-use calculations are based on estimates for each reporting division for the 2008 year adjusted by the growth rate of 5% for remaining years in the forecast period. These estimates use historical weighted average growth rates to project revenue. Costs are calculated taking into account historical gross margins as well as estimated weighted average inflation rates over the period which are consistent with inflation rates applicable to the locations in which the segments operate.

The remaining amortisation period of current works contracts is within a one year period from balance date.

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
15. OTHER NON-CURRENT ASSETS				
Borrowing costs	**218**	**248**	**218**	**248**
16. TRADE & OTHER PAYABLES (CURRENT)				
Trade payables & accruals	34,449	17,863	1,232	34
Non-trade payable	-	908	-	-
Vendor liability	4,006	1,146	3,619	-
Loans wholly owned controlled entities	-	-	13,114	5,792
	38,455	**19,917**	**17,965**	**5,826**
(i) Details of the terms and conditions of related party payables are set out in Note 36.				
17. INTEREST-BEARING LOANS & BORROWINGS				
Bank overdraft	1,902	1,829	-	-
Lease liabilities	2,711	2,226	-	-
Hire purchase liabilities	191	86	-	-
Bank Loans	42,006	5,113	32,693	-
	46,810	**9,254**	**32,693**	-
18. SHORT-TERM PROVISIONS				
Employee benefits	11,494	6,878	-	-
Training benefits	61	44	-	-
	11,555	**6,922**	-	-
19. OTHER CURRENT LIABILITIES				
Unearned revenue	**22,586**	**9,922**	-	-
20. TRADE & OTHER PAYABLES (NON-CURRENT)				
Trade payables and accruals	-	**387**	-	-

	Consolidated		Cardno Limited	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
21. INTEREST-BEARING LOANS & BORROWINGS				
Lease liabilities	3,358	3,146	-	-
Hire purchase liabilities	76	173	-	-
Convertible notes	5,613	29,895	5,613	29,895
Forward exchange contract	-	561	-	-
Bank Loans	5,282	27	-	-
	14,329	**33,802**	**5,613**	**29,895**
Forward exchange contract				
The forward exchange contract was paid out early on 11 May 2007 and had a contract rate of 0.4996 USD/AUD. The face value of the contract was USD $410,000.				
Convertible Notes				
Opening Balance	29,895	33,444	29,895	33,444
Amount converted to equity	(24,282)	(3,549)	(24,282)	(3,549)
Carrying amount of liability at 30 June	**5,613**	**29,895**	**5,613**	**29,895**

On 8 January 2007, 5,273,219 notes were converted to ordinary shares. Noteholders may convert their notes at any interest payment date. Any Convertible Notes not converted by the maturity date, 1 July 2008, must be redeemed by the Company at the issue price. The Company has the option to redeem some or all of the notes prior to the maturity date in the event of a takeover or tax event.

On 3 July 2007 a further 631,182 notes were converted to ordinary shares leaving 1,614,041 outstanding.

Bank Loans and Overdraft
As at 30 June 2007 the group has bank loans totalling $47,288,472 (2006: $5,140,000), with an effective interest rate of 7.66%.

Two major facilities are held for working capital and new acquisition requirements. These are on-demand facilities with interest rates ranging from 7.02 - 7.73% pa. Facilities are secured by fixed and floating charges over group assets and undertakings.

Bank overdrafts had an effective rate of 6.75% (2006: 5.00%).

Lease Liability
All leases that are entered into with the ANZ Bank Group Ltd are secured by a guarantee from HSBC Bank Australia Limited.

Financing Facilities Available

At reporting date the following financing facilities had been negotiated and were available:

	Consolidated		Cardno Limited	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Total facilities				
- bank overdraft	3,640	2,850	1,000	-
- bank loans	66,859	5,140	46,000	-
	70,499	**7,990**	**47,000**	-
Used at balance date				
- bank overdraft	1,902	1,829	-	-
- bank loans	47,288	5,140	32,693	-
	49,190	**6,969**	**32,693**	-
Unused at balance date				
- bank overdraft	1,738	1,021	1,000	-
- bank loans	19,571	-	13,307	-
	21,309	**1,021**	**14,307**	-

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
22. LONG-TERM PROVISIONS				
Employee entitlements	5,213	3,059	-	-
23. OTHER NON-CURRENT LIABILITIES				
Deferred Rent	362	-	-	-

	30-Jun-07 No. of shares	30-Jun-06 No. of shares	30-Jun-07 $'000	30-Jun-06 $'000
24. ISSUED CAPITAL OF CARDNO LIMITED				
Balance at the beginning of the period	41,835,776	36,290,956	35,942	19,656
Shares issued during the period:				
- Dividend reinvestment scheme	52,812	-	309	-
- Shares issued for cash	5,282,345	3,970,602	30,100	12,131
- Employee Tax Exempt Share Acquisition Plan	143,955	154,872	685	505
- Employee Performance Equity Plan	-	-	211	101
- Options exercised	291,000	-	716	-
- Conversion of Convertible Notes	9,712,933	1,419,346	24,282	3,549
Balance at the end of the year	**57,318,821**	**41,835,776**	**92,245**	**35,942**

Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of authorised capital. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

All shares are ordinary shares and have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of members.

Movements in options throughout the year were as follows:

Grant Date	Exercise Date	Expiry Date	Exercise Price $	Number of Options at Beginning of Year	Options Granted	Options Lapsed	Options Vested and Exercised	Number of Options as at 30 June 2007
5 November 2004	30 October 2006	5 November 2006	2.46	299,000	-	8,000	291,000	-
28 October 2005	22 October 2007	28 October 2007	3.68	70,000	-	-	-	70,000
23 November 2005	17 November 2007	23 November 2007	3.49	475,000	-	46,000	-	429,000
26 October 2006	20 October 2008	26 October 2008	5.17	-	165,000	15,000	-	150,000
14 November 2006	8 November 2008	14 November 2008	5.30	-	986,500	31,000	-	955,500
Weighted average exercise price				3.14	5.28	4.22	2.46	4.73
Weighted average remaining contract life								388 days
Total expense recognised $210,506 (2006: $101,254)								

These options do not entitle the holder to participate in any share issue of the Company.

25. RESERVES

Asset Revaluation

The asset revaluation reserve relates to the measurement of freehold land at fair value in accordance with applicable Australian Accounting Standards.

25. RESERVES CONTINUED

Foreign Currency Translation

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign group entities where their functional currency is different to the presentation currency of the reporting entity as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
26. NOTES TO THE CASH FLOW STATEMENTS				
(a) Reconciliation of Net Cash from Operating Activities to Net profit/(loss) for the year				
Net profit/(loss) for the year	**18,468**	**12,663**	**7,533**	**8,582**
Adjust for non-cash items				
Depreciation	2,561	1,100	-	-
Amortisation	2,731	2,369	-	-
Dividend received	-	-	(9,450)	(11,500)
Gain on sale of property, plant & equipment	330	(10)	-	-
Movement in foreign currency reserve	128	(14)	-	-
Adjust for changes in assets and liabilities (increase) / decrease in:				
Inventories	(4,038)	(3,794)	-	-
Deferred tax assets	(3,932)	(798)	26	137
Trade receivables	(2,772)	(1,042)	-	-
Other receivables	1,958	115	(275)	886
Prepayments	136	(104)	-	-
Increase / (decrease) in:				
Trade payables	(3,398)	(3,390)	(4,934)	(328)
Income tax payable	4,554	919	3,219	(283)
Employee provisions	3,806	650	-	-
Provision for doubtful debts	(13)	389	-	-
Unearned revenue	2,412	3,532	-	-
Deferred tax liabilities	2,891	772	-	-
	25,822	**13,357**	**(3,881)**	**(2,506)**

(b) Reconciliation of cash

For the purposes of the cash flow statements, cash includes cash on hand and bank deposits at call net of bank overdrafts. Cash at the end of the year as shown in the cash flow statements is reconciled to related items in the accounts as follows:

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
Cash	17,376	17,508	-	8,300
Bank overdraft	(1,902)	(1,829)	-	-
	15,474	**15,679**	-	**8,300**

(c) Non-cash financing and investing activities

During the financial year, the consolidated entity acquired property, plant and equipment with an aggregate fair value of $2,581,567 (2006: $2,967,108) by means of finance leases. These acquisitions are not reflected in the cash flow statements.

(d) Acquisition of entities

Details of the acquisitions are as follows:

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
Purchase consideration	64,257	15,759	-	-

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
26. NOTES TO THE CASH FLOW STATEMENTS CONTINUED				
Cash consideration	57,859	14,352	-	-
Vendor liability	4,006	1,094	-	-
Direct costs relating to acquisition	2,392	313	-	-
Consideration	**64,257**	**15,759**	-	-
Assets and liabilities held at acquisition date:				
Cash	3,133	241	-	-
Receivables	46,896	8,814	-	-
Property, plant & equipment	7,624	1,404	-	-
Inventories	13,480	3,062	-	-
Investments	-	34	-	-
Bank overdraft	(1,168)	-	-	
Creditors and borrowings	(52,809)	(5,994)	-	-
Provisions	(5,627)	(2,776)	-	-
Work Contracts	-	79	-	-
	11,529	4,864	-	-
Goodwill on acquisition	52,728	10,895	-	-
Consideration	**64,257**	**15,759**	-	-
Net cash outflow on acquisition				
Cash consideration	57,859	14,352		-
Less balance acquired	(1,965)	(241)		-
	55,894	**14,111**		-

27. CAPITAL AND LEASING COMMITMENTS

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
Finance leases and hire purchase				
Commitments in relation to finance leases are payable as follows:				
- Within one year	3,265	2,700	-	-
- Later than one year but not later than 5 years	3,804	3,567	-	-
- Later than 5 years	17	195	-	-
- Minimum lease payments	7,086	6,462	-	-
Less: Future finance charges	(750)	(831)	-	-
Recognised as a liability	**6,336**	**5,631**	-	-
Present value of minimum lease and hire purchase payment				
Commitments in relation to finance leases are payable as follows:				
- Within one year	2,904	2,312	-	-
- Later than one year but not later than 5 years	3,415	3,142	-	-
- Later than 5 years	17	177	-	-
Recognised as a liability	**6,336**	**5,631**	-	-

Finance leases are taken out over motor vehicle, leasehold improvements and plant and equipment, with terms varying between 3 and 5 years.

	Consolidated 2007 $'000	Consolidated 2006 $'000	Cardno Limited 2007 $'000	Cardno Limited 2006 $'000
Representing lease and hire purchase liabilities:				
Current (note 17)	2,902	2,312	-	-
Non-current (note 21)	3,434	3,319	-	-
	6,336	**5,631**	-	-

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
27. CAPITAL AND LEASING COMMITMENTS CONTINUED				
Finance leases and hire purchase				
Operating Leases				
- Within one year	9,511	3,943	-	-
- Later than one year but not later than 5 years	23,813	10,593	-	-
- Later than 5 years	10,886	556	-	-
Commitments not recognised in the financial statements.	**44,210**	**15,092**	-	-

The group leases office premises under operating leases, with terms varying from 2 to 10 years. The majority of leases provide for an option of renewal at the end of the lease term. The group also leases various plant & equipment under terms between 2 and 5 years. The consolidated entity does not have the option to purchase leased assets at the expiry of the lease term.

	Consolidated		Cardno Limited	
28. EMPLOYEE BENEFITS & COMPENSATION COMMITMENT				
The aggregate employee benefit liability is comprised of:				
Accrued wages, salaries and on-costs (included in payables)	11,986	5,268	-	-
Provisions (current) (note 18)	11,494	6,878	-	-
Provisions (non-current) (note 22)	5,213	3,059	-	-
	28,693	**15,205**	-	-
Number of employees				
Number of full time equivalent employees at 30 June	**2,195**	**1,384**	-	-

29. CONTINGENT LIABILITIES

As at the date of this report, there is no current litigation or pending or threatened litigation which would not be covered by professional indemnity insurance or has not already been provided for in the financial statements of the Company, or which is likely to have a material effect on the financial performance of the consolidated entity.

The parent entity and consolidated entity had contingent liabilities at 30 June 2007 in respect of:

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Guarantees	25,455	2,881	14,920	50

The Group has both financial and performance guarantees. A multiple guarantee facility is available to the group totalling $55,000,000. The facility is secured by a fixed and floating charge over group assets and undertakings.

30. SUBSEQUENT EVENTS

On 3 July 2007 a further 631,182 convertible notes were converted to ordinary shares leaving 1,614,041 outstanding.

On 21 August 2007, the Directors of Cardno Limited declared a final dividend on the ordinary shares of the 2007 financial year. The total amount of the dividend is $7,243,750 which represents a dividend of 12.5 cents per share, is fully franked and will be paid on 5 October 2007. The dividend has not been provided for in the 30 June 2007 financial statements.

	Consolidated 2007	Consolidated 2006
31. EARNINGS PER SHARE		
Basic earnings per share		
The calculation of basic earnings per share at 30 June 2007 was based on the profit attributable to ordinary shareholders of $18,467,291 (2006: $12,663,172) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2007 of 49,527,650 (2006: 40,372,683), calculated as follows:		
Profit attributable to ordinary shareholders	18,467,291	12,663,172
Weighted average number of ordinary shares (a)		
Issued ordinary shares at 1 July	41,835,776	36,290,956
Effect of shares issued for cash consideration	760,983	3,281,569
Effect of shares issued in respect of employee share scheme	88,379	703,840
Effect of shares issued from conversion of convertible notes	6,842,512	96,318
Weighted average number of ordinary shares at 30 June	49,527,650	40,372,683

(a) The options and convertible notes are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share.

Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Consolidated 2007	Consolidated 2006
Profit attributable to ordinary shareholders (diluted)		
Profit attributable to ordinary shareholders	18,467,291	12,663,172
After-tax effect of interest on convertible notes	772,302	1,996,092
Profit attributable to ordinary shareholders (diluted)	19,239,593	14,659,264
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 June	49,527,650	40,372,683
Effect of convertible notes	2,245,223	11,958,156
Effect of share options on issue	1,245,803	645,986
Weighted average number of ordinary shares (diluted) at 30 June	53,018,676	52,976,825

	Consolidated 2007 $	Consolidated 2006 $	Cardno Limited 2007 $	Cardno Limited 2006 $
32. AUDITOR'S REMUNERATION				
Amounts received or due and receivable by parent entity auditor (William Buck (Queensland partnership))				
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	137,234	79,100	-	-
- other assurance services	-	-	-	-
	137,234	**79,100**	-	-

	Consolidated		Cardno Limited	
	2007	2006	2007	2006
	$	$	$	$
32. AUDITOR'S REMUNERATION CONTINUED				
Amounts received or due and receivable by a related practice of the parent entity auditor (William Buck (Victorian partnership))				
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	40,375	54,000	-	-
- other assurance services	3,000	-	-	-
	43,375	**54,000**	-	-
Amounts received or due and receivable by auditors of the subsidiaries in the group				
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	277,689	-	-	-
- taxation services	7,999	-	-	-
	285,688	-	-	-

33. KEY MANAGEMENT PERSONNEL DISCLOSURES

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Non-executive Directors

J C Massey	Chairman
P J Cosgrove (i)	
I J Johnston	

Executive Directors

G G Tamblyn	Deputy Chairman
A D Buckley	Managing Director
J I Forbes (ii)	Chief Financial Officer & Company Secretary
T C Johnson	Corporate Director
J G A Verco	Group Engineering Executive

Executives

R J K Collins-Woolcock	Division Manager – New South Wales/ACT
S V Coote	Group Operations Manager
P W Gardiner	Division Manager – Queensland/Northern Territory
J C King	Division Manager – Western Australia
M J Renshaw	Division Manager – Products & New Markets
S G Richards	Division Manager - Victoria
C W N Tapp (iii)	Division Manager - International

Former Executive Directors

R J Fisher (iv)
S J Moss (v)

Former Executives

M F Hill (vi)

Executive Movements

(i) P J Cosgrove became a Director on 26 March 2007
(ii) J I Forbes became a Director on 10 July 2006
(iii) C W N Tapp was appointed Division Manager – International on 19 April 2007
(iv) R J Fisher resigned as a director on 7 July 2006
(v) S J Moss resigned as a director on 22 December 2006
(vi) M F Hill resigned on 28 July 2006

33. KEY MANAGEMENT PERSONNEL DISCLOSURES CONTINUED

Key management personnel compensation included in employee benefits are as follows:

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Short-term employee benefits	3,114	3,194	48	-
Other long-term benefits	-	-	-	-
Post-employment benefits	701	481	128	-
Termination benefits	181	-	-	-
Equity compensation benefits	96	60	-	-
	4,092	3,735	176	-

Individual Directors and Executives compensation disclosures

Information regarding individual directors and executives compensation and some equity instruments disclosures as permitted by Corporations Regulations are provided in the Remuneration Report section of the Directors' Report.

Apart from the details disclosed in this note, no Director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving Directors' interests existing at year-end.

The movement during the reporting period in the number of options over ordinary shares in Cardno Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2007	Held at 1 July 2006	Granted as compensation	Exercised	Held at 30 June 2007	Vested and exercisable at 30 June 2007
Directors					
A D Buckley	70,000	60,000	30,000	100,000	-
R J Fisher	15,000*	-	-	-	-
J I Forbes	-	30,000	-	30,000	-
T C Johnson	35,000	30,000	15,000	50,000	-
S J Moss	-	15,000**	-	-	-
G G Tamblyn	-	15,000	-	15,000	-
J G A Verco	10,000	15,000	-	25,000	-
Executives					
R J K Collins-Woolcock	20,000	25,000	10,000	35,000	-
S V Coote	40,000	40,000	20,000	60,000	-
P W Gardiner	40,000	40,000	20,000	60,000	-
J C King	5,000	25,000	-	30,000	-
M J Renshaw	25,000	25,000	10,000	40,000	-

* Cancelled on 7 July 2006 following retirement.
** Cancelled on 22 December 2006 following resignation.

Options and rights over equity instruments granted as compensation

2006	Held at 1 July 2005	Granted as compensation	Exercised	Held at 30 June 2006	Vested and exercisable at 30 June 2006
Directors					
A D Buckley	30,000	40,000	-	70,000	-
R J Fisher	15,000	-	-	15,000	-
T C Johnson	15,000	20,000	-	35,000	-
J G A Verco	-	10,000	-	10,000	-
Executives					
R J K Collins-Woolcock	10,000	10,000	-	20,000	-
S V Coote	20,000	20,000	-	40,000	-
P W Gardiner	20,000	20,000	-	40,000	-
J C King	-	5,000	-	5,000	-
M J Renshaw	10,000	15,000	-	25,000	-

No options held by key management personnel are vested but not exercisable.

The fair value of options is provided in the Remuneration Report section of the Directors' Report.

33. KEY MANAGEMENT PERSONNEL DISCLOSURES CONTINUED

Movements in shares

The movement during the reporting period in the number of ordinary shares in Cardno Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2007

	Held at 1 July 2006	Purchases*	Received as Compensation	Sales	Held at 30 June 2007
Non-Executive Directors					
John Massey	20,000	9,973	-	-	29,973
Peter Cosgrove	-	-	-	-	-
Ian Johnston	95,000	77,219	-	-	172,219
Executive Directors					
Graham Tamblyn	1,448,000	40,000	-	63,000	1,425,000
Andrew Buckley	1,845,810	430,000	-	-	2,275,810
Jeffrey Forbes	2,500	43	-	-	2,543
Trevor Johnson	1,527,990	415,000	-	-	1,942,990
James Verco	894,402	210,545	-	-	1,104,947
Former Directors					
Ronald Fisher	1,008,343	-	-	880,000	128,343
Stephen Moss	431,878	149,742	-	417,499	164,121

	Held at 1 July 2006	Purchases*	Received as Compensation	Sales	Held at 30 June 2007
Executives					
Roger Collins-Woolcock	565,267	210	-	-	565,477
Steven Coote	415,461	20,210	-	-	435,671
Paul Gardiner	574,333	200,210	-	-	774,543
John King	75,643	210	-	-	75,853
Michael Renshaw	71,775	39,804	-	-	111,579
Stephen Richards	-	89,928	-	-	89,928
Charles Tapp	-	-	-	-	-

* Includes conversion of convertible notes and/or exercise of options and/or shares issued through dividend reinvestment plan.

2006

	Held at 1 July 2005	Purchases*	Received as Compensation	Sales	Held at 30 June 2006
Non-Executive Directors					
John Massey	20,000	-	-	-	20,000
Ian Johnston	60,000	35,000	-	-	95,000
Executive Directors					
Graham Tamblyn	1,512,000	16,000	-	80,000	1,448,000
Andrew Buckley	1,845,810	-	-	-	1,845,810
Ronald Fisher	1,260,342	148,001	-	400,000	1,008,343
Trevor Johnson	1,527,990	-	-	-	1,527,990
Stephen Moss	431,878	-	-	-	431,878
James Verco	1,094,402	-	-	200,000	894,402
Richard Kell	619,458	50,000	-	200,000	469,458

	Held at 1 July 2005	Purchases*	Received as Compensation	Sales	Held at 30 June 2006
Executives					
Roger Collins-Woolcock	564,992	-	275	-	565,267
Steven Coote	415,186	-	275	-	415,461
Paul Gardiner	574,058	-	275	-	574,333
John King	75,368	-	275	-	75,643
Michael Renshaw	59,406	12,094	275	-	71,775

* Includes conversion of convertible notes and/or exercise of options and/or shares issued through dividend reinvestment plan.

33. KEY MANAGEMENT PERSONNEL DISCLOSURES CONTINUED

Other key management personnel transactions with the Company or its controlled entities

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of these entities transacted with the Company or its subsidiaries in the reporting period. The terms and conditions of the transactions with management persons and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-Director related entities on an arm's length basis.

The aggregate amounts recognised during the year relating to key management personnel and their related parties were as follows:

(i) Mr A D Buckley is a Director of CBD Professional Services Pty Ltd. The aggregate amount the consolidated entity billed for services performed by Mr Buckley was $22,918 (2006: $53,609). The consolidated entity also used Carter Newell Lawyers (associated with CBD Professional Services Pty Ltd) for legal advice throughout the year and the aggregate amount of fees expensed was $64,281 (2006: $45,110).

(ii) Mr J G A Verco is a Director of Foxfall Pty Ltd. The aggregate amount the consolidated entity billed for services in 2006 was $22,671. In 2007 it was nil.

34. FINANCIAL INSTRUMENTS

Financial Risk
Exposure to credit, interest rate and currency risk arises in the normal course of the consolidated entity's business.

Credit Risk
The Group has no significant concentration of credit risk. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The consolidated entity does not require collateral in respect of financial assets. Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than an approved rating.

At balance sheet date there were no significant concentrations of credit risk with any single counterparty or group of counterparties. The maximum exposure of financial assets is represented by the carrying amount of assets recognised in the statement of financial position net of any provision for losses.

Interest Rate Risk
The consolidated entity manages its exposure to interest rate fluctuation through a formal set of policies and procedures approved by the board. The consolidated entity does not engage in any significant transactions which are of a speculative nature.

Currency Risk
Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from the currency exposure to the Australian dollar. The Group has determined that this risk is immaterial for business operations at this stage and therefore there are no hedges in place. The currency hedging policy is reviewed on a regular basis.

Liquidity Risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Finance & Group Services Division aims to maintain flexibility in funding by keeping committed credit lines available.

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rate at the balance sheet date and the period in which they reprice:

34. FINANCIAL INSTRUMENTS CONTINUED

2007

Consolidated	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 - 5 years $'000	More than 5 years $'000
Cash at bank and on hand*	6	4.88%	16,261	16,261	-	-
Bank short term deposits	6	6.94%	1,115	1,115	-	-
Trade debtors	7	-	68,101	68,101	-	-
Sundry debtors	7	-	1,038	1,038	-	-
Project Advances	9	7.73%	3,572	3,572	-	-
Trade payable	16	-	(34,449)	(34,449)	-	-
Hire Purchase	17, 21	10.48%	(267)	(191)	(76)	
Convertible notes	21	9.00%	(5,613)	-	(5,613)	
Finance lease liabilities	17, 21	6.69%	(6,069)	(2,713)	(3,339)	(17)
Bank overdrafts	17	6.75%	(1,902)	(1,902)	-	-
Bank loans	17, 21	7.66%	(47,288)	(42,006)	(5,282)	-
Vendor liability	16	-	(4,006)	(4,006)	-	-
			(9,507)	4,820	(14,310)	(17)

Company	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 – 5 years $'000	More than 5 years $'000
Loans from controlled entities	7,16	-	70,109	70,109	-	-
Trade payables	16	-	(1,232)	(1,232)	-	-
Bank loans	17	7.54%	(32,693)	(32,693)	-	-
Convertible note	21	9.00%	(5,613)	-	(5,613)	-
Vendor liability	16	-	(3,619)	(3,619)	-	-
			26,952	32,565	(5,613)	-

2006

Consolidated	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 - 5 years $'000	More than 5 years $'000
Cash at bank and on hand *	6	5.39%	17,508	17,508	-	-
Forward exchange contract	10	-	821	-	821	-
Trade debtors	7	-	25,554	25,554	-	-
Sundry debtors	7	-	808	808	-	-
Trade payables	16	-	(17,863)	(17,863)	-	-
Non-Trade payables	16	-	(908)	(908)	-	-
Vendor liability	16	-	(1,146)	(1,146)	-	-
Hire purchase	17, 21	6.19%	(259)	(86)	(173)	-
Convertible notes	21	9.0%	(29,895)	-	(29,895)	-
Finance lease liabilities	17, 21	7.11%	(5,372)	(2,226)	(2,969)	(177)
Bank overdraft	17	5.0%	(1,829)	(1,829)	-	-
Bank loans	17, 21	5.50%	(5,140)	(5,140)	-	-
Forward exchange contract	21	6.47%	(561)	-	(561)	-
			(18,282)	14,672	(32,777)	(177)

34. FINANCIAL INSTRUMENTS CONTINUED

2006

Company	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 – 5 years $'000	More than 5 years $'000
Cash at bank and on hand*	6	5.04%	8,300	8,300	-	-
Loans from controlled entities	7, 16	-	21,377	21,377	-	-
Trade payables	16	-	(34)	(34)	-	-
Convertible note	21	9.0%	(29,895)	-	(29,895)	-
			(252)	29,643	(29,895)	-

* These assets and liabilities are at a variable rate.

The carrying value included in the above tables are approximately the fair values.

Estimation of fair values
The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the tables.

Interest-bearing loans and borrowings
Fair value is calculated based on the discounted expected future principal and interest cash flow. Refer to Notes 17 and 21 for details on interest-bearing liabilities.

Convertible notes
The fair value is based on the face value.

Finance lease liabilities
The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogenous lease agreements. Refer to Note 21 for details on finance lease liabilities.

Trade and other receivables / payables
For receivables / payables with a remaining life of less than one year, the notional amount is determined to reflect the fair value. All other receivables / payables are discounted to determine the fair value.

35. BUSINESS COMBINATIONS

During the year the group acquired 100% of the issued capital of Stanwill Consulting Engineers with an effective date of 1 July 2006, Saraceni Engineering Group with an effective date of 1 October 2006, Grogan Richards Consulting Engineers with an effective date of 1 November 2006, Emerging Markets Group, Ltd with an effective acquisition date of 1 February 2007, Stephen Robert Pate trading as S.P.L.A.T. with an effective acquisition date of 1 April 2007, Truebridge Callender Beach Limited and TCB Management Limited with an effective acquisition date of 1 April 2007, Low & Hooke Partners Pty Ltd, Low & Hooke Management Services Pty Ltd, Bresfine Pty Ltd, Low & Hooke No. 1 Unit Trust and Low & Hooke No. 2 Unit Trust with an effective acquisition date of 1 April 2007, and WRG Design, Inc with an effective acquisition date of 1 June 2007.

The acquired businesses contributed revenues of $53,902,378 and net profit after tax of $3,484,321 to the Group for the year. If all of the acquisitions had been effective 1 July 2006, the contributed revenues would have been $150,733,173 and net profit after tax would have been $6,070,143.

At the date of acquisition, the acquired entities were involved in providing professional services in physical and/or social infrastructure.

35. BUSINESS COMBINATIONS

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

Aggregated information for all acquisitions

	$'000
Purchase Consideration	
Cash consideration	57,859
Vendor liability	4,006
Direct costs relating to the acquisitions	2,392
Total purchase consideration	64,257
Fair value of net identifiable assets acquired	11,529
Goodwill	52,728

The assets and liabilities arising from the acquisitions are as follows:

	Acquirees' carrying amount $'000	Fair Value $'000
Cash	3,133	3,133
Receivables	46,896	46,896
Property, plant and equipment	7,624	7,624
Inventories	13,480	13,480
Bank overdraft	(1,168)	(1,168)
Creditors & borrowings	(52,809)	(52,809)
Provisions	(5,627)	(5,627)
Net identifiable assets acquired	**11,529**	**11,529**
Outflow of cash to acquire subsidiary, net of cash acquired		
Cash consideration		57,859
Less: Balances acquired		
Cash		3,133
Bank overdraft		(1,168)
		1,965
Outflow of cash		**55,894**

36. RELATED PARTY DISCLOSURES

Ultimate Parent
Cardno Limited is the ultimate Australian parent company.

Interests held in controlled entities are set out in Note 38 to the financial statements.

Cardno Limited and its Controlled Entities for the year ended 30 June 2007

36. RELATED PARTY DISCLOSURES CONTINUED

Transactions with Other Related Parties

	Consolidated		Cardno Limited	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(a) Amounts receivable from other related parties				
Aggregate amounts receivable from:				
Current				
- Controlled entities	-	-	83,223	27,169
(b) Amounts owing to other related parties				
Aggregate amounts payable to:				
Current				
- Controlled entities	-	-	13,114	5,792

The amounts payable and receivable have arisen as a result of the following:

(i) Loans advanced to Controlled Entities
(ii) Provision of accounting, administrative and financial assistance (management fees)
(iii) Loans for purchase of assets and working capital
(iv) Tax consolidations transfer of liabilities

The loans between Cardno Limited and all related companies are at call and interest free.

37. SEGMENT INFORMATION

The group operates principally as a provider of professional services in physical and social infrastructure.

Inter-segment pricing is determined on an arm's length basis.

Geographical Segments

In presenting information on the basis of geographical segments, segment revenue, results, assets and liabilities are based on the geographical location of the assets. The consolidated entity's geographical segments reported are Australia, North America, Asia Pacific, UK and Africa.

37. SEGMENT INFORMATION CONTINUED

Geographical Segments continued

2007	Australia & NZ $'000	North America $'000	Asia Pacific $'000	UK & Africa $'000	Total $'000	Eliminations $'000	Grouped $'000
Segment revenue							
External sales	198,167	39,696	14,907	11,402	264,172	-	264,172
Inter-segment revenue	280	-	-	-	280	(280)	-
Other income	789	-	13	-	802	-	802
Total segment revenue	199,236	39,696	14,920	11,402	265,254	(280)	264,974
Segment result							
EBIT	22,790	3,863	980	270	27,903	(280)	27,623
Net finance costs					(2,588)	-	(2,588)
Profit before tax					25,315	(280)	25,035
Income tax expense					(6,567)	-	(6,567)
Profit after tax					18,748	(280)	18,468
Assets							
Segment assets	168,291	119,159	6,478	12,534	306,462	(50,038)	256,424
Unallocated assets					10,289	-	10,289
Total assets					316,751	(50,038)	266,713
Liabilities							
Segment liabilities	47,386	66,850	2,656	8,820	125,712	(50,038)	75,674
Unallocated liabilities					79,789	-	79,789
Total liabilities					205,501	(50,038)	155,463
Other							
Acquisitions of non-current segment assets	28,389	38,992	144	22	67,547	-	67,547
Depreciation and amortisation of segment assets	4,880	268	102	42	5,292	-	5,292

2006	Australia & NZ $'000	North America $'000	Asia Pacific $'000	UK & Africa $'000	Total $'000	Eliminations $'000	Grouped $'000
Segment revenue							
External sales	161,560	2,605	8,890	12,764	185,819	-	185,819
Inter-segment revenue	263	-	-	-	263	(263)	-
Other income	569	-	4	-	573	-	573
Total segment revenue	162,392	2,605	8,894	12,764	186,655	(263)	186,392
Segment result							
EBIT	19,398	367	1,552	702	22,019	(263)	21,756
Net finance costs					(3,631)	-	(3,631)
Profit before tax					18,388	(263)	18,125
Income tax expense					(5,462)	-	(5,462)
Profit after tax					12,926	(263)	12,663
Assets							
Segment assets	119,227	575	2,777	10,156	132,735	(853)	131,882
Unallocated assets					4,779	-	4,779
Total assets					137,514	(853)	136,661
Liabilities							
Segment liabilities	33,127	108	661	6,018	39,914	(853)	39,061
Unallocated liabilities					51,346	-	51,346
Total liabilities					91,260	(853)	90,407
Other							
Acquisitions of non-current segment assets	16,067	13	218	13	16,311	-	16,311
Depreciation and amortisation of segment assets	3,365	17	53	34	3,469	-	3,469

37. SEGMENT INFORMATION CONTINUED

The group provides engineering related software products which has not been reported separately as it represents less than 10% of sales to external customers.

38. CONTROLLED ENTITIES

Name	Country of Incorporation	Equity Holding
Cardno Holdings Pty Ltd	Australia	100%
Cardno (Qld) Pty Ltd	Australia	100%
Cardno Staff Pty Ltd	Australia	100%
Cardno Staff No. 2 Pty Ltd	Australia	100%
Cardno Operations Pty Ltd	Australia	100%
Cardno Investments Pty Ltd	Australia	100%
Cardno International Pty Ltd	Australia	100%
Advanced Water & Wastewater Technologies Pty Ltd	Australia	100%
Cardno BSD Pty Ltd	Australia	100%
Cardno CCS Pty Ltd	Australia	100%
Cardno Lawson Treloar Pty Ltd	Australia	100%
Cardno MBK PNG Ltd	Papua New Guinea	100%
Cardno (NSW) Pty Ltd	Australia	100%
Cardno BLH Pty Limited	Australia	100%
Cardno Willing Pty Ltd	Australia	100%
Cardno Victoria Pty Ltd	Australia	100%
Cardno Alexander Browne Pty Ltd	Australia	100%
Cardno (Vic) Pty Ltd	Australia	100%
Cardno Young Pty Ltd	Australia	100%
Cardno Acil Pty Ltd	Australia	100%
Cardno Eppell Olsen Pty Ltd	Australia	100%
Cardno UK Limited	United Kingdom	100%
Cardno Agrisystems Limited	United Kingdom	100%
Cardno Agrisystems (Eastern Africa) Limited	Kenya	100%
Barton Enterprises Pty Ltd	Australia	100%
Cardno Forbes Rigby Pty Ltd	Australia	100%
Cardno Gilbert Rose Pty Ltd	Australia	100%
Cardno Saraceni Pty Ltd	Australia	100%
Low & Hooke No. 1 Unit Trust	Australia	100%
Low & Hooke No. 2 Unit Trust	Australia	100%
Cardno Low & Hooke Pty Ltd	Australia	100%
Cardno Low & Hooke Management Pty Ltd	Australia	100%
Bresfine Pty Ltd	Australia	100%
Cardno NZ Limited	New Zealand	100%
Cardno USA, Inc.	United States of America	100%
Emerging Markets Group, Ltd	United States of America	100%
Emerging Markets Group (EMG) Ltd	United Kingdom	100%
Emerging Markets Group (EMG) s.a.	Belgium	100%
WRG Design, Inc.	United States of America	100%
Cardno TCB Limited	New Zealand	100%
PT HMA International	Indonesia	100%
Cardno Willing (NSW) Pty Ltd	Australia	100%
Cardno Willing (NT) Pty Ltd	Australia	100%
Cardno Willing (PNG) Ltd	Papua New Guinea	100%
XP Software Pty Ltd	Australia	100%
XP Software Inc.	United States of America	100%
Hydrotech Research Pty Ltd	Australia	100%
Cardno Ullman & Nolan Pty Ltd	Australia	100%
Cardno Ullman & Nolan Geotechnic Pty Ltd	Australia	100%
Cardinal Surveys Pty Ltd	Australia	100%
Ullman & Nolan Pty Ltd	Australia	100%
Ullman & Nolan (NT) Pty Ltd	Australia	100%
TCB Limited	New Zealand	100%
Middleton Williams & Co Limited	New Zealand	100%

39. ECONOMIC DEPENDENCY

18.5% of the consolidated entity's gross revenue is derived from contracts with AusAID (2006: 29%).

Directors' Declaration

Cardno Limited and its Controlled Entities
For the year ended 30 June 2007

The directors of the company declare that:

1. the financial statements and notes, as set out on pages 18 to 55, are in accordance with the Corporations Act 2001 and:

   (a) comply with Accounting Standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2007 and of the performance for the year ended on that date of the company and consolidated entity;

2. The Managing Director and Chief Financial Officer have each declared that:

   (a) The financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

   (b) The financial statements and notes for the financial year comply with the Accounting Standards; and

   (c) The financial statements and notes for the financial year give a true and fair view;

3. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they come due and payables.

Dated at Brisbane on the 21st day of August 2007.

Signed in accordance with a resolution of the directors.

JOHN C MASSEY
Chairman

Independent Auditor's Report

William Buck
Business Advisors
Chartered Accountants

To the Members of Cardno Limited

Report on the Financial Report

We have audited the accompanying financial report of Cardno Limited (the Company), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading Remuneration Report on pages 9-15 of the Directors' report and not in the financial report. We have audited the remuneration disclosures on pages 9-15 of the Directors' report.

Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the Company are responsible for the remuneration disclosures contained in the Directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the Directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld.com.au W www.williambuck.com.au

William Buck is an association of independent firms, each trading under the name of William Buck in Melbourne, Sydney, Brisbane, Adelaide, Perth and Cairns • Affiliated with AGN International

melbourne sydney brisbane adelaide perth cairns

strategic advice innovative solutions service excellence

Independent Auditor's Report

William Buck
Business Advisors
Chartered Accountants

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, has been provided to the directors on the same date as this auditor's report.

Auditor's Opinion

In our opinion:

a) the financial report of Cardno Limited is in accordance with the Corporations Act 2001, including:

  i) giving a true and fair view of company and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

  ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

In our opinion, the remuneration disclosures on pages 9-15 of the Directors' report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

William Buck

William Buck
Chartered Accountants

R.Q. Cole

R.Q. Cole

Partner

Brisbane, 21 August 2007

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld com.au W www.williambuck.com.au

William Buck is an association of independent firms, each trading under the name of William Buck in Melbourne, Sydney, Brisbane, Adelaide, Perth and Cairns • Affiliated with AGN International

melbourne sydney brisbane adelaide perth cairns

strategic advice innovative solutions service excellence

Cardno

Shaping the Future

FULL YEAR RESULTS 2006/07

"GLOBAL INFRASTRUCTURE"

Presentation by:
Andrew Buckley, Managing Director
Jeff Forbes, Chief Financial Officer

Cardno

Full Year 2006/07 Highlights

Performance

- Revenue increased by 42.1% to $265.3 million
- Net profit after tax increased by 45.8% to $18.47 million
- Earnings per share increased by 31.2% to 36.29 cents
- Eight acquisitions completed during the year, including expansion to U.S. & N.Z.
- Acquisitions added $53.1 million to 2007FY revenues and around $145m on a full year basis
- Final dividend of 12.5 cents payable in October
- Full year dividend of 22.5 cents up 18.4% on last year
- Market capitalisation - $420m
- Grown to 2400 people from 1400 a year ago

Cardno

Full Year 2006/07 Highlights (cont'd)

Mergers & Acquisitions

- Five acquisitions in Australia, four based on geography and one new discipline (Landscape Architecture)
- Three new partners are overseas, two in U.S.A. and one in New Zealand
- Integration of new partners is ongoing
- Achieved diversification objective
- Acquisitions provide platforms for future growth

Markets

- Australian infrastructure market remains very strong
- World economy is strong, physical infrastructure requirements are growing
- Global Development Assistance market also growing

Cardno

4 Year Performance History

GROUP REVENUE


300
250
200
150
100
50
0
2004
2005
2006
2007
YEAR

NET PROFIT AFTER TAX


20
18
16
14
12
10
8
6
4
2
0
2004
2005
2006
2007
YEAR

Cardno

Projects

PNG Electoral Support Program, PNG


ELECTORAL
COMMISSION
www.pngec.gov.pg

Gold Coast Desalination Plant, Gold Coast, Qld, Aust



Gateway Bridge Duplication, Qld, Aust



Whitby Development, Wellington, New Zealand




MASTER PLAN

Al Anbar Workers City, Dubai, UAE



Land Titling & Economic Restructuring Project, Afghanistan



Sacramento Water Resources, California, USA



Cabela's, Retail Store, Glendale, Arizona, USA

Cardno

Core Business

Cardno delivers a diverse range of professional services in physical and social infrastructure development

Physical Infrastructure:

- Building and Property
- Coastal, Ocean and Marine
- Environment and Water Quality
- Urban Development
- Management Services
- Transport & Traffic
- Water and Wastewater
- Geotechnical
- Planning G.I.S.
- Landscape Architecture

Social Infrastructure:

- Law and Justice
- Health
- Governance
- Education
- Rural Development
- Natural Resource Management
- Institutional Strengthening
- HIV / AIDS
- Post Conflict
- Finance and Economics

Cardno

Location of Operations


Stone
London
Brussels
EUROPE
ASIA
CANADA
Portland
Boise
Sacramento
UNITED STATES
Washington, DC
Las Vegas
Charlotte
Phoenix
Abu Dhabi
AFRICA
Nairobi
Jakarta
Port Moresby
SOUTH AMERICA
Darwin
Cairns
Townsville
Mackay
Rockhampton
Bundaberg
Hervey Bay
AUSTRALIA
Sunshine Coast
Toowoomba
Springfield
Brisbane
Ballina
Gold Coast
Newcastle
Perth
Busselton
Sydney
Gosford
Canberra
Wollongong
Melbourne
Auckland
Taupo
Hawkes Bay
Wellington
Wairarapa
Christchurch
NEW ZEALAND

● Permanent Cardno group offices

Cardno

Strategy and Competitive Advantage

- **Growth and Diversification via Merger / Acquisition Strategy**

  Cardno has developed a merger and acquisition strategy that works:
  - Complementary businesses with new geographical and/or skills coverage
  - Minimal overlap with existing businesses
  - Focus on retention of staff
  - Effective acquisition process with robust due diligence
  - Focus on adding value through cross selling for organic growth

- **Continuous Integration of New Partners**
  - Brand integration
  - Accounting and job cost integration
  - Focus on knowledge sharing and cross sell

- **Business Unit and Division Structure**

  Cardno's strategy is to focus our Business Units on groups of clients with the objective of developing strong, long lasting client relationships and a high proportion of repeat business.

Cardno

MERGER/ACQUISITION HISTORY

Record of successful mergers and acquisitions



1945
Cardno & Davies
1999/2000
Cardno MBK
2001/02
Cardno CCS
Cardno Willing
2003/04
Cardno Alexander Browne
Cardno Young
Cardno Taylors
2004/05
Cardno Acil
Cardno Lawson Treloar
Cardno BSD
2005/06
Cardno Gilbert Rose
Cardno Forbes Rigby
Cardno Ullman & Nolan
Cardno Agrisystems - UK
Cardno Eppell Olsen
2006/07
Cardno TCB - NZ
Cardno Low & Hooke
WRG - USA
EMG - USA
Cardno S.P.L.A.T.
Cardno Saraceni
Cardno Grogan Richards
Cardno Stanwill

Cardno

Recent Acquisitions

EMG - USA

- Emerging Markets Group - MBO from Deloitte in 2004
- Undertakes social infrastructure projects in developing countries
- Washington D.C. base, offices in London and Brussels
- Major clients – USAID, MCC, DFID, E.C.
- US$50m revenue, 350 people

WRG Design - USA

- Provides physical infrastructure services – planning, surveying, engineering, landscape architecture
- Offices at Portland, OR (headquarters); Boise, ID; Sacramento, CA; Las Vegas, NV; Phoenix, AZ; Charlotte, NC.
- US$45m revenue, 380 people

Cardno TCB – New Zealand

- Provides physical infrastructure services – planning, surveying, engineering, civil
- 6 New Zealand offices, Wellington headquarters
- 80 year track record, solid market presence
- A$9m revenue, 110 people

Cardno

Source of Fee Revenue

As a proportion of total fees earned for 2006/07


International - Other 5%
Contractors 3%
Developers 15%
Service Providers 9%
Government 12%
Mining & Resources 1%
Minor Clients 21%
Software 2%
ODA (Australian HQ) 25%
ODA (USA HQ) 7%

* Note: Approximation based on fees from services and sale of goods
ODA is Official Development Assistance including fees earned from work managed from Australian or USA Headquarters
"International Other" represents fees earned from off-shore projects for non-ODA clients
"Minor clients" represents fees earned from all clients that generated less than $100,000 in fees during 2007FY
"Software" represents the revenue generated by XP Software related income during 2007FY
Remaining segments represent fees earned from major Australian based clients i.e. a client that generated $100,000 or more in fees during 2007FY

Board of Directors



Chairman & Non-Executive Director
John Massey, *BCom, CPA, FAICD (Life), FAIM*



Managing Director
Andrew Buckley, *BE (Hons), FIEAust, FAICD, CPEng, RPEQ*



Non-Executive Director
Gen Peter Cosgrove (Retd) ***AC, MC***
ndc(Ind), issc psc(US), Dip Mil Stud, MAICD



Non-Executive Director
Ian Johnston, *DipCM, ASIA, ACIS, FAICD*



Deputy Chairman & Executive Director
Graham Tamblyn, *Dip CE, MIEAust, CPEng, FAICD, RPEQ*



Executive Director, Chief Financial Officer and Company Secretary
Jeff Forbes, *BCom, MAICD, MAusIMM*



Executive Director
Dr Trevor Johnson, *BE, MEngSc, PhD, MIEAust, CPEng, RPEQ, MAICD*



Executive Director
James Verco, *BE, MEngSc, FIEAust, CPEng, FAICD*

Cardno

Cardno Group – Management Structure


MANAGING DIRECTOR
Andrew Buckley
Quality Management Committee
Group Operations Manager
Steve Coote
QLD & NT (Aust)
Paul Gardiner
W.A. (Aust)
John King
NSW & NZ Region
Roger Collins-Woolcock
NSW/ACT (Aust)
Roger Collins-Woolcock
Cardno TCB (NZ)
Ray O'Callaghan
VICTORIA (Aust)
Steve Richards
North America Region
Michael Renshaw
WRG (USA)
Darren Welborn
EMG (USA)
Andy Dijkerman
Products &
New Markets
Michael Renshaw
XP Software (USA)
United Arab Emirates (UAE)
Cardno International
Charles Tapp
Finance
& Group Services
Jeff Forbes
Corporate
Trevor Johnson
Group Business
Development
Michael James
Group Marketing

Cardno

Shareholder Value

- Share price growth
  - $1.00 listing price in May 2004 to $7.25 at 31/8/07
- Dividend payable
  - 12.5 cents final dividend payable 5 October 2007, up from 10 cents in October 2006
  - Full year dividend at 22.5 cents up from 19 cents for the 2006 year
- Capital Management
  - Net debt is comfortable at $43.8m, Net Debt to Equity ratio of 39%
  - Continuous review of funding options

Cardno

Full Year 2006/07 Results - Comparison

	Consolidated for the 30 June Years	
	As at 30 Jun 2007 $'000	As at 30 Jun 2006 $'000
Total Revenue	265,303	186,753
Less Recoverables & Other	54,057	36,880
Fee Revenue	**211,246**	**149,873**
Earnings before interest expense, tax and amortisation (EBITA)	27,297	21,996
Amortisation of intangibles	159	314
Earnings before interest expense and tax (EBIT)	27,138	21,652
Interest expense	2,103	3,527
Net profit before tax	25,035	18,125
Income tax expense	6,567	5,462
Net profit after tax	**18,468**	**12,663**
Earnings per Share - basic	37.29	31.37
Earnings per Share – diluted	36.29	27.67
Dividend per Share	22.5	19.0

Cardno

Full Year June 2007 Balance Sheet

	June 2007 $'000	June 2006 $'000
Total Current Assets	133,855	70,358
Total Non-Current Assets	132,858	66,303
TOTAL ASSETS	**266,713**	**136,661**
Total Current Liabilities	124,928	47,053
Total Non-Current Liabilities	30,535	43,354
TOTAL LIABILITIES	**155,463**	**90,407**
NET ASSETS	**111,250**	**46,254**
FINANCIAL RATIOS		
Current Ratio[1]	1.07	1.50
Gearing Ratio[2]	.22	.48
Debt to Equity Ratio[3]	1.40	1.95

Note 1: The Current Ratio is Current Assets ÷ Current Liabilities
Note 2: The Gearing Ratio is Long Term Liabilities ÷ (Shareholders Equity + Long Term Liabilities)
Note 3: The Debt to Equity Ratio is Total Liabilities ÷ Shareholders Equity

Cardno

Statement of Cash Flows

	As at 30 Jun 2007 $'000	As at 30 Jun 2006 $'000
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	25,822	13,357
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	(62,895)	(16,222)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	36,868	(25,847)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS HELD	**(205)**	**(28,712)**
CASH AND CASH EQUIVALENTS AT 1 JULY	15,679	44,391
CASH AND CASH EQUIVALENTS AT 30 JUNE	15,474	15,679

Cardno

Future Outlook

- Major infrastructure requirements especially in Queensland and Western Australia
- International development / aid market growing, Cardno leadership is strong
- Strategy is to continue organic and acquisition growth
- Strategy is also to maximise benefits from new markets in U.S. & N.Z.
- Acquisition integration is ongoing and provides opportunity for growth
- Merger and acquisition pipeline remains healthy

Cardno

Cardno v S&P / ASX 300 and Small Ordinaries
From Jul 06 – Sept 07


BASE2 XKO.ASX (122.7266); BASE1 CDD.ASX (164.7727);
168.00
164.00
160.00
156.00
152.00
148.00
144.00
140.00
136.00
132.00
128.00
124.00
120.00
116.00
112.00
108.00
104.00
100.00
Aug06
Sep06
Oct06
Nov06
Dec06
Jan07
Feb07
Mar07
Apr07
May07
Jun07
Jul07
Aug07

Cardno

Conclusion

- A leading Australian infrastructure services company operating over 60 years
- Global infrastructure markets are strong
- Strong growth profile coupled with an attractive dividend yield
- Diversity of earnings across a number of business sectors and geographic locations
- New growth fronts in U.S. in Physical Infrastructure and Social Infrastructure
- Opportunities for further growth are substantial

RECEIVED
2007 NOV 14 A 7:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham George Tamblyn
Date of last notice	23 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tamblyn Investments Pty Ltd (ACN 067 936 912). The director is a director and shareholder of Tamblyn Investments Pty Ltd.
Date of change	31 August 2007
No. of securities held prior to change	1,425,000 Ordinary 15,000 Options (expire 26/10/08)
Class	Ordinary (CDD)
Number acquired	0
Number disposed	25,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$176,899.17
No. of securities held after change	1,400,000 Ordinary 15,000 Options (expire 26/10/08)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Cardno
Shaping the Future

ASX STATEMENT & MEDIA RELEASE **11 September 2007**

CARDNO CONSOLIDATES PRESENCE IN RESOURCES SECTOR WITH WA ACQUISITION

Infrastructure services company Cardno Limited (ASX: CDD) is pleased to announce the acquisition of Buckland Engineers Australia, a Perth based structural and civil engineering consultancy working predominately in the resources sector.

The business will trade as Cardno Buckland and is expected to contribute more than $6 million in revenue annually and be EPS positive.

Cardno Managing Director, Andrew Buckley said Buckland Engineers was an attractive partner for Cardno to consolidate its representation in Western Australia and provide greater access to the booming resources sector.

"With the high demand in the resources market expected to continue, it is a good time to further diversify into the sector," said Mr Buckley.

Mr Buckley said Buckland Engineers' current client base includes leading resources and construction companies such as BHP Billiton, Rio Tinto, Pilbara Iron and Hamersley Iron, OneSteel, Monadelphous, and Thiess.

"Buckland's skills are highly valued and the team has worked on significant projects such as OneSteel's Magnet Magnetite Concentrator project in South Australia and the Browns Oxide Project for Compass Resources in the Northern Territory. These two projects alone have a capital investment of more than $200 million," said Mr Buckley.

"Buckland is also working with ProMet Engineers and Gindalbie Metals on a bankable feasibility study providing both civil and structural preliminary design services for the proposed $1.7 billion Karara magnetite project in Western Australia."

"With the high demand in Western Australia for engineering professionals Buckland's 40 staff are a welcome addition, and increase Cardno's numbers in the state to around 150," said Mr Buckley.

Established in 1996, Buckland Engineers Australia has rapidly built a solid reputation in civil and structural engineering for process and refining; materials handling; marine and offshore; lifting and transportation, and industrial fields.

Les Wanke, Director of Buckland Engineers, believes the union with Cardno will have many benefits.

"We are pleased to be joining a reputable consultancy such as Cardno," said Mr Wanke. "With Cardno's backing and balance sheet, we believe we can continue to grow our level of business in the resources industry," he said.

Mr Buckley said Cardno and Buckland Engineers share a similar business philosophy, both valuing the benefits of partnership and teamwork and working closely with clients to deliver optimum solutions.

The acquisition will be funded by a mix of cash and shares and the key staff will become shareholders in Cardno Limited and remain active in the company. The cash component will be funded from cash reserves and available debt facilities.

– ENDS –

For further information please contact:

Mr Andrew Buckley
Managing Director
Ph: 07 3369 9822 or Mobile: 0412 059 526

Mr Jeff Forbes
Chief Financial Officer
Ph: 07 3369 9822 or Mobile: 0408 756 790

Cardno
Shaping the Future

About Cardno: Cardno is an integrated professional services provider, locally delivering the specialist advice necessary to create or improve the physical and social infrastructure that underpins communities around the world. Cardno's team comprises leading advisers who plan, design, manage and deliver sustainable projects or community programs. Cardno is an international company, listed on the Australian Securities Exchange [ASX: CDD]. www.cardno.com

Note: Buckland Engineers Australia is unrelated to Cardno major shareholder, Buckland (Qld) Pty Ltd (an associate of Cardno's Managing Director, Andrew Buckley).

Cardno
Shaping the Future



CARDNO LIMITED

"Growing and Going Global"

ABN AMRO Morgans Annual Queensland Conference

Presentation by:
Andrew Buckley, Managing Director

September 2007

Cardno Limited - Outline

- Cardno delivers professional services for the development of Physical and Social Infrastructure.
- Physical Infrastructure includes buildings, roads, bridges, water and environment.
- Social Infrastructure includes health systems, education systems, law and justice, rural development and institutional strengthening.

"Cardno's vision is to be a world leader in the provision of professional services for the improvement of physical and social infrastructure."

Cardno
Shaping the Future

Cardno Limited – Key Details

- Operating track record extending back over 60 years
- Strong historical revenue and earnings growth
- Around 2400 employees in more than 45 offices both in Australia and overseas
- A diversity of earnings across a number of business sectors, clients, and geographical locations
- Eight acquisitions 2006/07, two in U.S., one in N.Z. increasing diversification
- Cardno Buckland acquired September 2007 increasing exposure to the resources sector
- Experienced management team
- Strong results for June 2007 Financial Year
- Net profit after tax increased by 45.8% to $18.47 million in 2006/07
- Market capitalisation >$440 million
- Growth strategy to continue

Cardno
Shaping the Future

4 Year Performance History


GROUP REVENUE
300
250
200
150
100
50
0
2004
2005
2006
2007
YEAR


NET PROFIT AFTER TAX
20
18
16
14
12
10
8
6
4
2
0
2004
2005
2006
2007
YEAR

Cardno

Shaping the Future

Cardno v S&P / ASX 300 and Small Ordinaries

From Jul 05 – Sept 07



A
S
O
N
D
F
A
J
J
A
S
O
N
D
F
A
J
J
A
S

Cardno
Shaping the Future

Location of Operations



Stone
London
Brussels
EUROPE
ASIA
CANADA
Portland
Boise
Sacramento
UNITED STATES
Washington, DC
Las Vegas
Charlotte
Phoenix
Abu Dhabi
AFRICA
Nairobi
Jakarta
Port Moresby
SOUTH AMERICA
Darwin
Cairns
Townsville
Mackay
Rockhampton
AUSTRALIA
Bundaberg
Hervey Bay
Sunshine Coast
Toowoomba Springfield Brisbane
Ballina
Gold Coast
Newcastle
Sydney
Gosford
Perth
Canberra
Wollongong
Busselton
Melbourne
Auckland
Taupo
Hawkes Bay
Wellington
Wairarapa
Christchurch
NEW ZEALAND

○ Permanent Cardno group offices

Core Business

Cardno delivers a diverse range of professional services in physical and social infrastructure development

Physical Infrastructure:

- Building and Property
- Coastal, Ocean and Marine
- Environment and Water Quality
- Urban Development
- Management Services
- Transport & Traffic
- Water and Wastewater
- Geotechnical
- Planning, G.I.S.
- Landscape Architecture
- Resources Structures

Social Infrastructure:

- Law and Justice
- Health
- Governance
- Education
- Rural Development
- Natural Resource Management
- Institutional Strengthening
- HIV / AIDS
- Post Conflict
- Finance and Economics
- Public Sector Services

Projects

PNG Electoral Support Program, PNG


ELECTORAL
COMMISSION
www.pngec.gov.pg

Gold Coast Desalination Plant, Gold Coast, Qld, Aust



Gateway Bridge Duplication, Qld, Aust



Whitby Development, Wellington, New Zealand




MASTER PLAN
LOW COST HOUSING

Al Anbar Workers City, Dubai, UAE



Land Titling & Economic Restructuring Project, Afghanistan



Hamersley Iron (RioTinto) Yandicoogina Mine 36 Mtpa



Cabela's, Retail Store, Glendale, Arizona, USA

Cardno
Shaping the Future

Source of Fee Revenue

As a proportion of total fees earned

2006/07



International - Other
5%
Contractors
3%
Developers
15%
ODA (USA HQ)
7%
Service Providers
9%
ODA (Australian HQ)
25%
Government
12%
Software
2%
Mining & Resources
1%
Minor Clients
21%

2005/06



Contractor
2%
Developer
19%
International Projects
35%
Service Provider
10%
Government
13%
Software
2%
Financier
1%
Minor Clients
18%

* Note: Approximation based on fees from services and sale of goods
ODA is Official Development Assistance including fees earned from work managed from Australian or USA Headquarters
"International Other" represents fees earned from off-shore projects for non-ODA clients
"Minor clients" represents fees earned from all Australian clients that generated less than $100,000 in fees during 2007FY
"Software" represents the revenue generated by XP Software related income during 2007FY
Remaining segments represent fees earned from major Australian based clients i.e. a client that generated $100,000 or more in fees during 2007FY

Cardno
Shaping the Future

Strategy and Competitive Advantage

- **Growth and Diversification via Merger / Acquisition Strategy**

  Cardno has developed a merger and acquisition strategy that works:
  - Complementary businesses with new geographical and/or skills coverage
  - Minimal overlap with existing businesses
  - Focus on retention of staff
  - Effective acquisition process with robust due diligence
  - Focus on adding value through cross selling for organic growth

- **Continuous Integration of New Partners**
  - Brand integration
  - Accounting and job cost integration
  - Focus on knowledge sharing and cross sell

- **Business Unit and Division Structure**

  Cardno's strategy is to focus our Business Units on groups of clients with the objective of developing strong, long lasting client relationships and a high proportion of repeat business.

Cardno
Shaping the Future

Recent Acquisitions

Cardno S.P.L.A.T.

- Professional landscape architecture services
- Brisbane and Gold Coast based
- Clients include major developers and public infrastructure bodies
- A$4m revenue, 40 people

EMG - USA

- Emerging Markets Group - MBO from Deloitte in 2004
- Undertakes social infrastructure projects in developing countries
- Washington D.C. base, offices in London and Brussels
- Major clients – USAID, MCC, DFID, E.C.
- US$50m revenue, 350 people

WRG Design - USA

- Provides physical infrastructure services – planning, surveying, engineering, landscape architecture
- Offices at Portland, OR (headquarters); Boise, ID; Sacramento, CA; Las Vegas, NV; Phoenix, AZ; Charlotte, NC.
- US$45m revenue, 380 people

Recent Acquisitions

Cardno Low & Hooke
- Structural engineering for institutional buildings
- Sydney based
- Clients include government, hospitals, schools and private developers
- A$4m revenue, 26 people

Cardno TCB – New Zealand
- Provides physical infrastructure services – planning, surveying, civil engineering
- 6 New Zealand offices, Wellington headquarters
- 80 year track record, solid market presence
- A$9m revenue, 110 people

Cardno Buckland
- Provides civil and structural engineering
- Servicing predominantly the resources sector
- Perth based with clients across Australia
- $6m revenue, 40 people

Cardno
Shaping the Future

Merger/Acquisition History

Record of successful mergers and acquisitions



1945
Cardno & Davies
1999/2000
Cardno MBK
2001/02
Cardno Willing
Cardno CCS
2003/04
Cardno Taylors
Cardno Young
Cardno Alexander Browne
2004/05
Cardno BSD
Cardno Lawson Treloar
Cardno ACIL
2005/06
Cardno Eppell Olsen
Cardno Agrisystems
Cardno Ullman & Nolan
Cardno Forbes Rigby
Cardno Gilbert Rose
2006/07
Cardno Stanwill
Cardno Grogan Richards
Cardno Saraceni
Cardno S.P.L.A.T.
EMG - USA
WRG - USA
Cardno Low & Hooke
Cardno TCB
2007/08
Cardno Buckland

Mergers & Acquisitions Process

- **Identification of Opportunities**
  - Two tiered robust process, continuously improved
  - Division Managers and their teams are responsible for identifying and advancing smaller opportunities
  - Corporate team identify and advance larger opportunities and new markets
  - To date, external consultants have not played a major role in advancing opportunities
  - Pipeline of opportunities is strong
  - Board signs off on all acquisitions

Mergers & Acquisitions Process cont'd

- **Due Diligence Process**
  - Financial / Commercial: generally undertaken by internal team, although external consultants are used for larger, more complex acquisitions.
  - Technical / Cultural: undertaken by internal team which typically includes a Board member independent of the proposed reporting line
  - Strong focus on cultural fit

Mergers & Acquisitions Process cont'd

- **Merger Integration**
  - Re-branding for external market to emphasise cross selling
  - Internal re-branding through Cardno intranet
  - Merger Integration Committee to smooth and facilitate the integration process
  - Common systems: MIS and QMS
  - Centralise treasury and accounting functions
  - Look for cross selling opportunities
  - PEP and ESP participation by all employees
  - Focus on staff retention

People

- Objective is to have a high level of engagement, low turnover
- Staff engagement survey provided positive feedback, constructive suggestions
- Increased opportunities for staff throughout Australia & internationally
- Employee share ownership through ESP & PEP – all employees shareholders
- Staff numbers are increasing dramatically
- Focus on retention of merger partners' staff
- Overall company track record is good but always room for improvement
- Employer of choice

Cardno
Shaping the Future

Cardno Group – Management Structure


MANAGING DIRECTOR
Andrew Buckley
Quality Management Committee
Group Operations Manager
Steve Coote
QLD & NT (Aust)
Paul Gardiner
W.A. (Aust)
John King
NSW & NZ Region
Roger Collins-Woolcock
NSW/ACT (Aust)
Roger Collins-Woolcock
Cardno TCB (NZ)
Ray O'Callaghan
VICTORIA (Aust)
Steve Richards
North America Region
Michael Renshaw
WRG (USA)
Darren Welborn
EMG (USA)
Andy Dijkerman
Products &
New Markets
Michael Renshaw
XP Software (USA)
United Arab Emirates
(UAE)
Cardno International
Charles Tapp
Finance
& Group Services
Jeff Forbes
Group Business
Development
Michael James
Group Marketing
Corporate
Trevor Johnson

Cardno

Shaping the Future

Full Year 2006/07 Results - Comparison

	Consolidated for the 30 June Years	
	As at 30 Jun 2007 $'000	As at 30 Jun 2006 $'000
Total Revenue	265,303	186,753
Less Recoverables & Other	54,057	36,880
Fee Revenue	**211,246**	**149,873**
Earnings before interest expense, tax and amortisation (EBITA)	27,297	21,996
Amortisation of intangibles	159	314
Earnings before interest expense and tax (EBIT)	27,138	21,652
Interest expense	2,103	3,527
Net profit before tax	25,035	18,125
Income tax expense	6,567	5,462
Net profit after tax	**18,468**	**12,663**
Earnings per Share - basic	37.29	31.37
Earnings per Share – diluted	36.29	27.67
Dividend per Share	22.5	19.0

Cardno
Shaping the Future

Full Year June 2007 Balance Sheet

	June 2007 $'000	June 2006 $'000
Total Current Assets	133,855	70,358
Total Non-Current Assets	132,858	66,303
TOTAL ASSETS	**266,713**	**136,661**
Total Current Liabilities	124,928	47,053
Total Non-Current Liabilities	30,535	43,354
TOTAL LIABILITIES	**155,463**	**90,407**
NET ASSETS	**111,250**	**46,254**
FINANCIAL RATIOS		
Current Ratio[1]	1.07	1.50
Gearing Ratio[2]	.22	.48
Debt to Equity Ratio[3]	1.40	1.95

Note 1: The Current Ratio is Current Assets ÷ Current Liabilities
Note 2: The Gearing Ratio is Long Term Liabilities ÷ (Shareholders Equity + Long Term Liabilities)
Note 3: The Debt to Equity Ratio is Total Liabilities ÷ Shareholders Equity

Cardno
Shaping the Future

Statement of Cash Flows

	As at 30 Jun 2007 $'000	As at 30 Jun 2006 $'000
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	25,822	13,357
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	(62,895)	(16,222)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	36,868	(25,847)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS HELD	**(205)**	**(28,712)**
CASH AND CASH EQUIVALENTS AT 1 JULY	15,679	44,391
CASH AND CASH EQUIVALENTS AT 30 JUNE	15,474	15,679

Shareholder Value

- Share price growth
  - $1.00 listing price in May 2004 to $7.71 at 12/09/07
- Dividend payable
  - 12.5 cents final dividend payable 5 October 2007, up from 10 cents in October 2006
  - Full year dividend at 22.5 cents up from 19 cents for the 2006 year
- Capital Management
  - Net debt is comfortable at $43.8m, Net Debt to Equity ratio of 39%
  - Continuous review of funding options

Future Outlook

- Major infrastructure requirements especially in Queensland and Western Australia
- International development / aid market growing, Cardno leadership is strong
- Strategy is to continue organic and acquisition growth
- Strategy is also to maximise benefits from new markets in U.S. & N.Z.
- Acquisition integration is ongoing and provides opportunity for growth
- Merger and acquisition pipeline remains healthy

Cardno
Shaping the Future

Cardno's Vision

*"Cardno's vision is to be a **world leader** in the provision of professional services for the improvement of physical and social infrastructure."*

RECEIVED
2007 NOV 14 A 7:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	205,405
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The 205,405 shares will be held in escrow for a period of 18 months and will be released from escrow on 14 March 2009.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$7.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To satisfy obligations under the Share Sale Agreement in respect of the acquisition of Buckland Engineers Australia Pty Ltd.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 September 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
58,155,408	Fully Paid Ordinary (CDD)
1,614,041	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	70,000	Options (exercise date 28/10/07)
		429,000	Options (exercise date 23/11/07)
		150,000	Options (exercise date 26/10/08)
		955,500	Options (exercise date 14/11/08)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? [ ]

33 +Despatch date [ ]

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 September 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

Our Ref CL-12 NOD

Contact Jeff Forbes

Cardno
Shaping the Future

24 September 2007

Cardno Limited
ACN 108 112 303

5 Gardner Close
Milton Queensland 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Australian Securities Exchange
Companies Announcements Office

Dear Sir/Madam,

DIVIDEND REINVESTMENT PLAN - SHARE PRICE

The price of the shares to be issued pursuant to the Dividend Reinvestment Plan for the dividend payable on 5 October 2007 will be $7.90.

An application to have the new shares listed will be submitted in due course.

Yours faithfully

Jeffrey I Forbes
Company Secretary
for Cardno Limited

Offices - Australia
Queensland
Brisbane
Cairns
Townsville
Mackay
Rockhampton
Bundaberg
Hervey Bay
Sunshine Coast
Toowoomba
Springfield
Gold Coast
New South Wales
Sydney
Ballina
Newcastle
Gosford
Wollongong
Canberra
Victoria
Melbourne
Western Australia
Perth
Busselton
Northern Territory
Darwin

LISTED ON ASX

ACEA MEMBER

Quality System Quality Endorsed Company

Cardno
Shaping the Future



Cardno Limited

ABN 70 108 112 303

2007 Annual General Meeting

Meeting Documentation

To be held on Thursday, 25 October 2007
at the Riverside Auditorium,
Level 5, 123 Eagle Street, Brisbane

Commencing at 10:00am (Brisbane time)

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of members of **CARDNO LIMITED** ('**Cardno**' or '**Company**') will be held on Thursday, 25 October 2007 at the Riverside Auditorium, Level 5, 123 Eagle Street, Brisbane commencing at 10:00am (Brisbane time).

ORDINARY BUSINESS

1. FINANCIAL STATEMENTS AND REPORTS

   To receive and consider the Company's financial reports and the report of the Directors and the Auditor for the financial year ended 30 June 2007.

2. ELECTION OF JOHN MASSEY

   To consider and, if thought fit, to pass the following as an ordinary resolution:

   'That John Massey, who retires by rotation in accordance with rule 16.1 of the Company's constitution, and being eligible, be re-elected as a Director of the Company.'

3. ELECTION OF IAN JOHNSTON

   To consider and, if thought fit, to pass the following as an ordinary resolution:

   'That Ian Johnston, who retires by rotation in accordance with rule 16.1 of the Company's constitution, and being eligible, be re-elected as a Director of the Company.'

4. ELECTION OF PETER COSGROVE

   To consider and, if thought fit, to pass the following as an ordinary resolution:

   'That Peter Cosgrove who was appointed to the Board following the last annual general meeting of the Company, and being eligible, be elected as a Director of the Company in accordance with rule 13.2 of the Company's constitution.'

   A summary of each candidate's experience and qualifications appear in the Financial Report.

5. REMUNERATION REPORT

   To consider and, if thought fit, to pass the following in accordance with section 250R(2) of the Corporations Act:

   'That the section of the report of the Directors dealing with the remuneration of the Company's Directors, Company Secretary and Senior Executives be adopted.'

   NB: This resolution shall be determined as if it were an ordinary (majority) resolution, but under section 250R(3) of the Corporations Act, the vote does not bind the directors of the Company.

6. NON-EXECUTIVE DIRECTORS' REMUNERATION

   To consider and, if thought fit, to pass the following as an ordinary resolution:

   'That for the purposes of Listing Rule 10.17 the maximum aggregate remuneration which may be paid to its non-executive directors under Clause 13.3 of the Constitution be increased by $300,000 to a maximum sum of $600,000 a year.'

7. RATIFICATION AND APPROVAL OF PREVIOUS ALLOTMENT AND ISSUE OF SECURITIES

   Resolution 7A

   To consider and, if thought fit, pass the following as an ordinary resolution:

   'That for the purposes of Listing Rule 7.4, Shareholders ratify and approve the issue of 674,360 fully paid ordinary shares at $4.94 per share on 22 December 2006 in relation to the acquisition of Grogan Richards Consulting Engineers to those persons set out in the Explanatory Memorandum'.

Resolution 7B

To consider and, if thought fit, pass the following as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, Shareholders ratify and approve the issue of 22,685 fully paid ordinary shares at $5.29 per share on 2 February 2007 in relation to the acquisition of Saraceni Engineering Group Pty Ltd to those persons set out in the Explanatory Memorandum'.

Resolution 7C

To consider and, if thought fit, pass the following as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, Shareholders ratify and approve the issue of 158,629 fully paid ordinary shares at $5.91 per share on 14 May 2007 in relation to the acquisition of S.P.L.A.T. to those persons set out in the Explanatory Memorandum'.

Resolution 7D

To consider and, if thought fit, pass the following as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, Shareholders ratify and approve the issue of 863,072 fully paid ordinary shares at $5.32 per share on 31 May 2007 in relation to the acquisition of Emerging Markets Group, Ltd to those persons set out in the Explanatory Memorandum'.

Resolution 7E

To consider and, if thought fit, pass the following as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, Shareholders ratify and approve the issue of 2,787,743 fully paid ordinary shares at $5.99 per share with 2,120,931 issued on 19 June 2007 and 666,812 issued on 26 June 2007 in relation to the acquisition of WRG Design, Inc to those persons set out in the Explanatory Memorandum'.

Resolution 7F

To consider and, if thought fit, pass the following as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, Shareholders ratify and approve the issue of 117,055 fully paid ordinary shares at $6.07 per share on 26 June 2007 in relation to the acquisition of Low & Hooke Partners Pty Ltd to those persons set out in the Explanatory Memorandum'.

Resolution 7G

To consider and, if thought fit, pass the following as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, Shareholders ratify and approve the issue of 617,415 fully paid ordinary shares at $5.70 per share on 28 June 2007 in relation to the acquisition of Truebridge Callender Beach Limited to those persons set out in the Explanatory Memorandum'.

Resolution 7H

To consider and, if thought fit, pass the following as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, Shareholders ratify and approve the issue of 205,405 fully paid ordinary shares at $7.40 per share on 14 September 2007 in relation to the acquisition of Buckland Engineers Australia Pty Ltd to those persons set out in the Explanatory Memorandum'.

8. APPROVAL OF ISSUE OF SHARES UNDER THE AUSTRALIAN RESIDENT EMPLOYEE TAX EXEMPT SHARE ACQUISITION PLAN

To consider and, if thought fit, pass the following ordinary resolution:

"That the issue of shares under the Australian Resident Employee Tax Exempt Share Acquisition Plan be approved as an exemption from Listing Rule 7.1 pursuant to exception 9, Listing Rule 7.2".

9. APPROVAL OF ISSUE OF SHARES UNDER THE NON-AUSTRALIAN RESIDENT EMPLOYEE SHARE ACQUISITION PLAN

To consider and, if thought fit, pass the following ordinary resolution:

"That the issue of shares under the Non-Australian Resident Employee Share Acquisition Plan be approved as an exemption from Listing Rule 7.1 pursuant to exception 9, Listing Rule 7.2".

10. APPROVAL OF ISSUE OF SHARES AND OPTIONS UNDER THE PERFORMANCE EQUITY PLAN

To consider and, if thought fit, pass the following ordinary resolution:

"That the issue of shares and options under the Performance Equity Plan be approved as an exemption from Listing Rule 7.1 pursuant to exception 9, Listing Rule 7.2".

11. ISSUE OF OPTIONS TO ACQUIRE ORDINARY SHARES ('OPTIONS') TO EXECUTIVE DIRECTORS

To consider and, if thought fit, pass the following ordinary resolution:

'That, pursuant to section 208(1)(a) of the Corporations Act and Listing Rule 10.14, and in accordance with the Performance Equity Plan, Shareholders approve the granting of options as follows, in the manner contemplated in the Explanatory Memorandum'.

		VESTING PERIOD	
		2 YEARS	*3 YEARS*
A)	*250,000 Options to Andrew Buckley, Executive Director*	*100,000*	*150,000*
B)	*120,000 Options to Jeffrey Forbes, Executive Director*	*50,000*	*70,000*
C)	*90,000 Options to Trevor Johnson, Executive Director*	*40,000*	*50,000*
D)	*60,000 Options to Graham Tamblyn, Executive Director*	*20,000*	*40,000*
E)	*40,000 Options to James Verco, Executive Director*	*20,000*	*20,000*

DATED 23 September 2007

By Order of the Board

....

Jeffrey Forbes
Company Secretary

Notes

Shareholders of Cardno

1. Cardno has determined that for the purpose of voting at the meeting or adjourned meeting, shares will be taken to be held by those persons recorded in the Cardno register of shareholders as at 7:00 pm (Brisbane time) on 23 October 2007.

Appointment of Proxy (Section 249L(d))

2. If you are a shareholder, and you are unable to attend and vote at the meeting, and wish to appoint a proxy, please complete and return the enclosed proxy form. A proxy need not be a shareholder of Cardno.

3. The proxy form must be completed and together with the power of attorney (if any) under which the proxy form is signed and lodged at Cardno's share registry at Link Market Services, Level 12, 680 George Street, Sydney NSW 2000 or Locked Bag A14, Sydney South, NSW, 1235, or faxed to 02 9287 0309 at least 48 hours before the meeting (i.e. lodgement must occur no later than 10:00am (Brisbane time) on 23 October 2007).

4. A shareholder entitled to attend and cast more than 2 votes at the meeting is entitled to appoint no more than 2 proxies to attend and vote in their stead. Where more than one proxy is appointed, each proxy should be appointed to represent a specified proportion of the shareholder's voting rights. Failure to apportion voting rights will result in each proxy being entitled to vote half of the shareholder's votes.

5. A corporation may elect to appoint a representative, rather than appoint a proxy, in accordance with the Corporations Act in which case the Company will require written proof of the representative's appointment which must be lodged with or presented to the Company before the meeting.

If you have any queries on how to cast your votes then call the Company Secretary on 07 3369 9822 during business hours.

Voting exclusion statement

6. Cardno will disregard any vote cast on:

   (a) Item 6 (Approval of Non-Executive Directors' Remuneration) by:

   - by any director of Cardno and their associates.

   (b) Item 7 (Ratification and approval of previous allotment and issue of securities) by:

   - Grogan Richards Pty Ltd ATF Grogan Richards Pearson Unit Trust;
   - Cong Bui;
   - Isano Holdings Pty Ltd ATF the Frank Saraceni Family Trust;
   - Stephen Robert Pate;
   - Emerging Markets Group, Ltd Stockholders and Executives;
   - WRG Design, Inc Stockholders and Executives;
   - Low & Hooke Shareholders, Unitholders and Executives;
   - Truebridge Callender Beach Limited;
   - Leslie Robert Wanke;
   - Callum Thomas Oliver Neil; and
   - an associate of any person who participated in any of the issues described in item 7.

   (c) Item 8 (Approval of Issue of Shares under the Australian Resident Employee Tax Exempt Share Acquisition Plan) by:

   - any director of Cardno and their associates.
   - any Cardno employees who are currently shareholders and are eligible to continue participating in the Australian Resident Employee Tax Exempt Share Acquisition Plan and any associates of the employees.

(d) Item 9 (Approval of Issue of Shares under the Non-Australian Resident Employee Share Acquisition Plan) by:

- any director of Cardno and their associates.
- any Cardno employees who are eligible to participate in the Non-Australian Resident Employee Share Acquisition Plan and any associates of the employees.

(e) Item 10 (Approval of Issue of Shares and Options under the Performance Equity Plan) by:

- any director of Cardno and their associates.
- any Cardno employees who are currently optionholders and are eligible to participate in the Performance Equity Plan and any associates of the employees.

(f) Item 11 (Issue of Options to Executive Directors) by:

- any Director of Cardno who is eligible to participate in the Performance Equity Plan or any associate of that Director.

However, Cardno need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY MEMORANDUM

Resolution 1 - Financial Statements and Reports

The Corporations Act requires that the report of the Directors, the report of the Auditor and the financial reports be presented to the annual general meeting. In addition the company's constitution provides for such reports and statements to be received and considered at the meeting.

Resolutions 2-4 - Election of Directors

Under clause 16.1 of the constitution of the Company one half of the current Directors (excluding the Managing Director, any Director appointed under rule 13.2 and any Director who has vacated his/her office under clause 15.1) must retire by rotation at each annual general meeting. The retirement of Mr James Verco as a Director of Company will be effected at the close of the AGM and as such his retirement will be included in the calculation of the number of Directors required to retire for the purposes of clause 16.1 of the constitution. In accordance with this rule, Mr John Massey and Mr Ian Johnston retire at the end of this meeting. Mr Massey and Mr Johnston, being eligible, present themselves for re-election.

General Peter Cosgrove AC, MC was appointed to the Board since the last Annual General Meeting under rule 13.2. In accordance with rule 13.2 of the Company's constitution, being eligible, General Cosgrove presents himself for re-election.

A summary of each candidate's experience and qualifications appear in the Financial Report.

Resolution 5 - Directors' Remuneration Report

The Corporations Act requires that the section of the report of the Directors dealing with the remuneration of Directors, the Company Secretary and up to 5 Senior Executives ('Remuneration Report') be put to shareholders for adoption by way of a non-binding vote.

The Remuneration Report may be found in the Financial Report.

Following consideration of the Remuneration Report, the Chairman will give shareholders a reasonable opportunity to ask questions about or to make comments upon, the Remuneration Report.

Resolution 6 – Non-Executive Directors' Remuneration

Clause 13.3 of the constitution of the Company provides that, the directors' are to be paid out of the funds of the Company as remuneration for their services as directors, such sum accruing from day to day as the Company in general meeting determines to be divided among them in such proportion and manner as they agree or in default of agreement equally.

Pursuant to Listing Rule 10.17, the Company is required to seek shareholder approval in order to increase the maximum aggregate remuneration of non-executive directors.

In accordance with Listing Rule 10.17, it is proposed that the maximum aggregate remuneration which may be paid to its non-executive directors be increased to a maximum sum of $600,000 a year to be divided among them in such proportion and manner as the Board agrees.

The reasons for requesting the increase to the maximum aggregate remuneration for non-executive directors are as follows:

- The current limit of $300,000 was approved by shareholders on 19 March 2004, prior to the company listing on the ASX in May 2004.
- The Board currently consists of five executive directors and three non-executive directors. It has been decided to transition the Board's composition to a greater membership of non-executive directors who will be compensated under this proposed increase.
- The recommendation is based on an independent external review of competitive remuneration practices for similar companies.

- The board is of the view that the proposed increase to non-executive directors' aggregated remuneration is commensurate with market remuneration paid to non-executive directors at equivalent ASX listed companies in terms of growth and market capitalisation and is necessary to retain and attract appropriately qualified non-executive directors to the Company.
- The increase reflects the more onerous corporate governance environment and the commensurate increase in time and responsibility of non-executive directors.
- The company does not intend to allocate the full amount immediately. The proposed increase has been determined to allow for growth over time in both the remuneration and the number of non-executive directors.

Resolutions 7A, 7B, 7C, 7D, 7E, 7F, 7G & 7H - Ratification and approval of previous issue of securities

The purpose of these resolutions is for shareholders to approve/ratify, pursuant to Listing Rule 7.4, those share issues which occurred during the 12 months before the date of this Annual General Meeting which count toward the Company's 15% limit under Listing Rule 7.1.

Listing Rule 7.1 provides that (subject to certain exceptions, none of which is relevant here) prior approval of shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of the shares on issue at the commencement of that 12 month period.

The allotment and issue of shares detailed in these resolutions did not exceed the 15% threshold. However, Listing Rule 7.4 provides that where a company ratifies an issue of securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby replenishing that company's 15% capacity and enabling it to issue further securities up to that limit.

These resolutions propose the ratification and approval of the allotment and issue of shares for the purpose of satisfying the requirements of ASX Listing Rule 7.4.

The information required to be provided to shareholders to satisfy Listing Rule 7.4 is specified in Listing Rule 7.5.

In compliance with the information requirements of Listing Rule 7.5, members are advised of the following particulars in relation to the allotment and issue:

Date of issue	Number of Securities issued	Issue price per Security	Terms of Securities issued	Persons to whom Securities were issued	Basis for determining allottees and use of funds raised by the issue
22/12/06	674,360	$4.94	Rank equally with all fully paid ordinary shares on issue	Grogan Richards Pty Ltd ATF Grogan Richards Pearson Unit Trust	Shares issued pursuant to an Asset Sale Agreement for the acquisition of 100% of the business Grogan Richards.
02/02/07	3,781	$5.29	Rank equally with all fully paid ordinary shares on issue	Cong Bui	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Saraceni Engineering Group Limited.
02/02/07	18,904	$5.29	Rank equally with all fully paid ordinary shares on issue	Isano Holdings Pty Ltd ATF the Frank Saraceni Family Trust	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of the issued capital in Saraceni Engineering Group Limited.
14/05/07	158,629	$5.91	Rank equally with all fully paid ordinary shares on issue	Stephen Robert Pate	Shares issued pursuant to a Business Sale Agreement for the acquisition of 100% of the business, S.P.L.A.T.

Date of issue	Number of Securities issued	Issue price per Security	Terms of Securities issued	Persons to whom Securities were issued	Basis for determining allottees and use of funds raised by the issue
31/05/07	863,072	$5.32	Rank equally with all fully paid ordinary shares on issue	Emerging Markets Group, Ltd Stockholders & Executives	Shares issued pursuant to a Stock Purchase Agreement for the acquisition of 100% of Emerging Markets Group, Ltd.
19/06/07	2,787,743	$5.99	Rank equally with all fully paid ordinary shares on issue	WRG Design, Inc Stockholders & Executives	Shares issued pursuant to an Agreement & Plan of Merger for the acquisition of 100% of WRG Design, Inc.
26/06/07	117,055	$6.07	Rank equally with all fully paid ordinary shares on issue	Low & Hooke Shareholders, Unitholders and Executives	Shares issued pursuant to a Share & Unit Sale Agreement for the acquisition of 100% of Low & Hooke Partners Pty Ltd
28/06/07	617,415	$5.70	Rank equally with all fully paid ordinary shares on issue	Truebridge Callender Beach Limited Shareholders	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of Truebridge Callender Beach Limited
14/09/07	108,108	$7.40	Rank equally with all fully paid ordinary shares on issue	Leslie Robert Wanke	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of Buckland Engineers Australia Pty Ltd
14/09/07	97,297	$7.40	Rank equally with all fully paid ordinary shares on issue	Callum Thomas Oliver Neil	Shares issued pursuant to a Share Sale Agreement for the acquisition of 100% of Buckland Engineers Australia Pty Ltd

Resolution 8 – Approval of Issue of Shares under the Australian Resident Employee Tax Exempt Share Acquisition Plan

The Company proposes to continue issuing shares to qualifying employees under the Australian Resident Employee Tax Exempt Share Acquisition Plan (previously known as the Employee Tax Exempt Share Acquisition Plan) (ESP). All employees qualifying under the rules of the plan will receive up to $1,000 worth of shares at the average market price over the 5 trading days prior to the date of the offer to employees. To participate in this plan an employee must be an Australian resident for tax purposes. The Board believes that by issuing shares under this plan the Company will benefit from the increased loyalty, commitment, and interest of its employees by virtue of their holding of shares in the Company.

Resolution 9 – Approval of Issue of Shares under the Non-Australian Resident Employee Share Acquisition Plan

The Company proposes to issue shares to qualifying employees under the Non-Australian Resident Employee Share Plan. All employees qualifying under the rules of the plan will receive up to $1,000 worth of shares at the average market price over the 5 trading days prior to the date of the offer to employees. To participate in this plan an employee must be a non-resident of Australia for tax purposes. The Board believes that by issuing shares under this plan the Company will benefit from the increased loyalty, commitment, and interest of its employees by virtue of their holding of shares in the Company.

Resolutions 8 & 9 are required to be approved in accordance with Exception 9(b) of Listing Rule 7.2.

Listing Rule 7.2

The Australian Resident Employee Tax Exempt Share Acquisition Plan and Non-Australian Resident Employee Share Acquisition Plan contemplate the issue to employees of the Company of shares in the Company. Listing Rule 7.1 places certain restrictions on the extent to which a listed company may issue certain securities including options. In effect, shareholder approval is required before the Company may issue securities representing more than 15% of securities of a class of security of the Company within a 12 month period. However, certain issues are exempt from that Listing Rule and effectively are disregarded for the purpose of calculating the number of securities which a company may issue.

Exempt issues include an issue of securities to persons participating in an employee incentive scheme where shareholders have approved the issue of securities under the scheme as an exemption from Listing Rule 7.1 in a general meeting held not more than 3 years before the date of issue where the notice of meeting contains or is accompanied by certain prescribed information (as to which see below) (Listing Rule 7.2 (Exception 9(b))).

In order to take advantage of the exemption from Listing Rule 7.1 and allow the Company greater flexibility in the extent to which it may issue securities, Shareholders are requested to approve the issue of shares under the Australian Resident Employee Tax Exempt Share Acquisition Plan and Non-Australian Resident Employee Share Acquisition Plan as an exemption from Listing Rule 7.1. This approval will be effective to continue the exemption for a further 3 years from the date of the resolution. In accordance with Listing Rule 7.2, Shareholders are provided with the following information.

Summary of Terms and Conditions of the Employee Share Acquisition Plans
A summary of the terms is contained in Schedule 1.

Securities issued since last approval

Grant Date	Number Issued
15 November 2004	183,715
23 December 2005	154,872
24 January 2007	142,065
26 June 2007	1,890

Resolution 10 – Approval of Issue of Shares and Options under the Performance Equity Plan

Approval of the issue of shares and options under the Performance Equity Plan.

The Company proposes to issue options to high performing employees under the Performance Equity Plan (PEP). Under this plan the Remuneration Committee of the Board will determine which employees qualify as high performers who are deserving of consideration for the issue of options. The Board believes that by providing this incentive to key performing employees, they will be encouraged to stay with the Company and seek to improve the performance of the Company such that the share price and earnings may be positively impacted.

Resolution 10 is required to be approved in accordance with Exception 9(b) of Listing Rule 7.2.

Listing Rule 7.2
The Performance Equity Plan contemplates the issue to employees of the Company of shares and options in the Company. Listing Rule 7.1 places certain restrictions on the extent to which a listed company may issue certain securities including shares and options. In effect, shareholder approval is required before the Company may issue securities representing more than 15% of securities of a class of security of the Company within a 12 month period. However, certain issues are exempt from that Listing Rule and effectively are disregarded for the purpose of calculating the number of securities which a company may issue.

Exempt issues include an issue of securities to persons participating in an employee incentive scheme where shareholders have approved the issue of securities under the scheme as an exemption from Listing Rule 7.1 in a general meeting held not more than 3 years before the date of

issue where the notice of meeting contains or is accompanied by certain prescribed information (as to which see below) (Listing Rule 7.2 (Exception 9(b)).

In order to take advantage of the exemption from Listing Rule 7.1 and allow the Company greater flexibility in the extent to which it may issue securities, Shareholders are requested to approve the issue of shares and options under the Performance Equity Plan as an exemption from Listing Rule 7.1. This approval will be effective to continue the exemption for a further 3 years from the date of the resolution. In accordance with Listing Rule 7.2, Shareholders are provided with the following information.

Summary of Terms and Conditions of the Performance Equity Plan

A summary of the terms is contained in Schedule 2.

Securities issued since last approval

Grant Date	Expiry Date	Exercise Price $	Number of Options Granted
5 November 2004	5 November 2006	2.46	338,000
28 October 2005	28 October 2007	3.68	70,000
23 November 2005	23 November 2007	3.49	494,000
26 October 2006	26 October 2008	5.17	165,000
14 November 2006	14 November 2008	5.30	986,500

Resolution 11 - Issue of Options to Executive Directors

The Company proposes to issue 250,000 Options to Andrew Buckley, 120,000 Options to Jeffrey Forbes, 90,000 Options to Trevor Johnson, 60,000 Options to Graham Tamblyn and 40,000 Options to James Verco. The proposed issues are in accordance with the Performance Equity Plan to be approved by shareholders at Resolution 10. The terms of these Options (as set out in the Schedule to this Explanatory Memorandum) are the same as that which will apply to any Options issued under that plan until the next Annual General Meeting of the Company.

The effect that the exercise of the Options will have on the share capital of each of the grantees (assuming all 2005 and 2006 Options have been exercised and that there are no other changes in the share capital of each grantee or that of Cardno prior to the exercise of the Options and that all of the Options are exercised) is set out in the following table:

	Ordinary shares currently held	Options currently held	Total share capital held if all issued options are exercised %	Proposed issue of new options	Total share capital held if all options are exercised %
Andrew Buckley	2,275,810	100,000	3.98%	250,000	4.39%
Jeffrey Forbes	2,543	30,000	0.05%	120,000	0.26%
Trevor Johnson	1,942,990	50,000	3.33%	90,000	3.49%
Graham Tamblyn	1,400,000	15,000	2.37%	60,000	2.47%
James Verco	1,104,947	25,000	1.89%	40,000	1.96%

An exact valuation of the Options cannot be derived until the exercise price can be ascertained. The terms of the Options provide that the exercise price will be calculated as the average market price per share (weighted by reference to volume) during the 5 trading days ending on the day before the issue of the Options.

In order to assist shareholders in making a decision on this resolution, the table below sets out a range of values for the Options at varying exercise prices. For the 5 trading days from 7 September 2007 until 13 September 2007, the weighted average of the market price per share, was $7.70. This exercise price has therefore been used as a basis for the range of exercise prices.

2 YEAR OPTIONS

Exercise Price ($)	Value of Andrew Buckley Options ($)	Value of Jeffrey Forbes Options ($)	Value of Trevor Johnson Options ($)	Value of Graham Tamblyn Options ($)	Value of James Verco Options ($)	Total Value of Options ($)	Value per Option ($)
7.30	35,000	17,500	14,000	7,000	7,000	80,500	0.35
7.50	36,000	18,000	14,400	7,200	7,200	82,800	0.36
7.70	37,000	18,500	14,800	7,400	7,400	85,100	0.37
7.90	38,000	19,000	15,200	7,600	7,600	87,400	0.38
8.10	39,000	19,500	15,600	7,800	7,800	89,700	0.39

3 YEAR OPTIONS

Exercise Price ($)	Value of Andrew Buckley Options ($)	Value of Jeffrey Forbes Options ($)	Value of Trevor Johnson Options ($)	Value of Graham Tamblyn Options ($)	Value of James Verco Options ($)	Total Value of Options ($)	Value per Option ($)
7.30	63,000	29,400	21,000	16,800	8,400	138,600	0.42
7.50	66,000	30,800	22,000	17,600	8,800	145,200	0.44
7.70	67,500	31,500	22,500	18,000	9,000	148,500	0.45
7.90	70,500	32,900	23,500	18,800	9,400	155,100	0.47
8.100	72,000	33,600	24,000	19,200	9,600	158,400	0.48

The Options have been valued in accordance with AASB 1046 using the Black Scholes method, adjusted to recognise the non-tradability of the options, the fact that they are extinguished if the recipient leaves the company and the introduction of a condition that the options will only vest if the earnings per share increases by 5% per year compounded over the two year period prior to vesting.

The Board draws Shareholders' attention to the fact that the stated valuation does not constitute and should not be taken as audited financial information. The reportable value of the employee benefit expense in a subsequent financial period may vary due to a range of timing and other factors.

The Board believes this method of valuation to be appropriate in the circumstances and has not used any other valuation or other models in proposing the terms of the Options.

The Board also believes the issue of Options to each of Andrew Buckley, Jeffrey Forbes, Trevor Johnson, Graham Tamblyn and James Verco will provide these participants with an appropriate incentive to maximise the return to shareholders over the long term and assist in developing a unity of purpose for both Cardno management and shareholders.

Listing Rule Requirements

Listing Rule 10.14 provides that a listed company must not, without the approval of ordinary shareholders, issue equity securities to a related party. A director is a related party for the purposes of the Listing Rules. Listing Rule 10.14 also restricts the issue of securities under an employee incentive scheme to directors.

Specific information which must be provided to Shareholders in accordance with ASX Listing Rule 10.15 is set out below.

Names of persons entitled to participate: Andrew Buckley, Jeffrey Forbes, Trevor Johnson, Graham Tamblyn and James Verco.

Allottees and number of securities issued: It is proposed that 250,000 Options will be issued to Buckland (Qld) Pty Ltd as trustee for the Buckley Family Trust (an associate of Andrew Buckley), 120,000 Options will be issued to Jeffrey Ian Forbes, 90,000 Options will be issued to Trevor Johnson

as trustee for the Johnson Family Trust (an associate of Trevor Johnson), 60,000 Options will be issued to Tamblyn Investments Pty Ltd (an associate of Graham Tamblyn) and 40,000 Options will be issued to KMS Properties Pty Ltd as trustee for the Verco Family Trust (an associate of James Verco).

Date by which the securities will be issued: Within 5 days after the Annual General Meeting and in any event no later than 12 months after the meeting.

Issue price and terms of issue: There is no issue price for the Options and the terms of issue of the Options are set out in the Schedule to this Notice of General Meeting.

Use of funds raised: There will be no funds raised solely as a result of the issue of the Options.

Loans: There will be no loans given to the Directors to fund the exercise of these Options.

For the purpose of Listing Rule 10.14 no persons have received securities under the Performance Equity Plan since the last approval.

Corporations Act requirements - related party transactions

Section 208(1) of the Corporations Act provides that a public company must not, without the approval of the Company's members, give a financial benefit to a related party. Each of Andrew Buckley, Jeffrey Forbes, Trevor Johnson, Graham Tamblyn and James Verco are related parties of the Company for the purposes of section 228(2) of the Corporations Act as they are Directors. The issue of the Options will constitute the giving of a financial benefit to a related party for the purposes of section 229(3)(e) of the Corporations Act. None of the exceptions to the prohibition which are set out in sections 210 to 216 of the Corporations Act apply to the issue of the Options.

Specific information must also be provided to Shareholders in accordance with section 219 of the Corporations Act. The majority of this information is set out above in accordance with Listing Rule 10.13 with the balance of the information regarding the Directors' recommendations set out below.

Each of the Directors not eligible to participate in the Performance Equity Plan, being John Massey, Peter Cosgrove and Ian Johnston ('Non-Executive Directors'), wish to recommend that shareholders vote in favour of this resolution to grant the Options to Andrew Buckley, Jeffrey Forbes, Trevor Johnson, Graham Tamblyn and James Verco because the issue of the Options will provide appropriate incentive to maximise the return to shareholders over the long term and assist in developing a unity of purpose for both Cardno management and shareholders.

Andrew Buckley, Jeffrey Forbes, Trevor Johnson, Graham Tamblyn and James Verco do not wish to make a recommendation in respect to this resolution as they are directly interested in its outcome.

If all the Options subject of this resolution are granted and exercised then the Company's fully paid share capital will be diluted by approximately 0.98% (based on the existing number of shares). The amount of the subscription monies that the Company will receive on exercise of the Options cannot be determined as at the date of the Notice of Annual General Meeting.

The Non-Executive Directors consider that the incentive represented by the grant of the Options is a cost effective and efficient incentive when compared to other forms of incentive.

The primary purpose of the Options is to reward performance and provide an incentive to Andrew Buckley, Jeffrey Forbes, Trevor Johnson, Graham Tamblyn and James Verco. Given this purpose, the Non-Executive Directors do not consider that there is any opportunity cost or benefit foregone to the Company in granting the Options, the subject of this resolution.

SCHEDULE 1

Summary of terms and conditions of the Australian Resident Employee Tax Exempt Share Acquisition Plan and Non-Australian Resident Employee Share Acquisition Plan ("ESP")

---

1. DEFINITIONS

In these terms and conditions, except to the extent the context otherwise requires:

'**Company**' or '**Cardno**' means Cardno Limited ACN 108 112 303;

'**Constitution**' means the constitution of the Company as amended from time to time;

'**Directors**' means the board of directors of the Company or any duly constituted committee thereof;

'**Employee**' means a person who is at any material time an employee of the Company or any of its subsidiaries or who is otherwise at any material time designated by the Directors in their absolute discretion as such for the purposes of the ESP;

'**Participant**' means an Employee who acquires Shares, or for whom Shares are acquired, under the Plan;

'**Share**' means a fully paid ordinary share in the capital of the Company; and

'**Tax Act**' means the *Income Tax Assessment Act 1997 (Cth)* or the *Income Tax Assessment Act 1936 (Cth)* as appropriate.

2. ELIGIBILITY

All Employees of Cardno and any of its subsidiaries (except Directors) are eligible to participate in the ESP subject to the qualifying conditions set by the Board.

3. ENTITLEMENT

Each eligible Employee may be invited to apply for Shares. The invitations are not made more than once each financial year.

4. MAXIMUM BENEFIT

The number of Shares which may be issued to each eligible Employee during each year under the Australian Resident Employee Tax Exempt Share Acquisition Plan is restricted to a tax effective benefit of up to $1,000 (or such other amount as specified in section 139BA(2) of the Tax Act).

The number of Shares which may be issued to each eligible Employee during each year under the Non-Australian Resident Employee Share Acquisition Plan is up to $1,000, in line with the Australian Resident Employee Tax Exempt Share Acquisition Plan.

5. SHARE PRICE

The Shares are issued for no consideration to each Participant. Shares are issued at the average market price over the 5 trading days prior to the date of the offer to Employees.

6. DIVIDENDS, RIGHTS ISSUES, BONUS ISSUES AND VOTING RIGHTS

Shares issued under the ESP will rank equally in all respects with all existing Shares.

7. SALE OR TRANSFER OF SHARES

Shares acquired under the ESP may not be disposed of before the earlier of the end of 3 years after the date of issue of the Shares or the date upon which the Participant ceases to be employed by Cardno or any of its subsidiaries, unless otherwise approved by the directors.

SCHEDULE 2

Summary of terms and conditions of Performance Equity Plan ("PEP")

1. DEFINITIONS

In these terms and conditions, except to the extent the context otherwise requires:

In these rules:

'ASX' means the ASX Limited ACN 008 624 691;

'Associated Holder' means the spouse of an Employee, or a company or trust controlled either by the Employee or by their spouse, or by the Employee together with their spouse;

'Company' means Cardno Limited ACN 108 112 303;

'Constitution' means the constitution of the Company from time to time in force;

'Directors' means the board of directors for the time being of the Company or any duly constituted committee thereof;

'Employee' means a person who is at any material time an employee or director of any Group Company or who is otherwise at any material time designated by the Directors in their absolute discretion as such for the purposes of the Plan;

'Exercise Period' means the 7 day period ending 24 months after the date the options are issued.

'Exercise Price' means the market value of the share on the date of offer of the option. The market value of the share is the weighted average price of the share during the one week period up to and including the date of the offer.

'Group' means together the Company and its subsidiaries;

'Group Company' means any company, including without limitation the Company, which is at any material time a member of the Group;

'Law' means the Corporations Act 2001 (Cth);

'Listing Rules' means the official listing rules of the ASX from time to time in force as they apply to the Company;

'Participant' means an Employee or an Associated Holder who acquires Shares or Options under the Plan;

'Plan' means the Cardno Limited ACN 108 112 303 Performance Equity Plan set out in the Rules;

'Option' means a right to acquire Shares;

'Rule' means one of the Rules;

'Rules' means these rules as amended or replaced from time to time in accordance with Rule 8;

'Share' means a fully paid ordinary share in the capital of the Company; and

'Tax Act' means the Income Tax Assessment Act 1997 or the Income Tax Assessment Act 1936 (Cth) as appropriate.

2. EXERCISE OF OPTIONS

2.1 Subject to clause 2.3, an Option will entitle the holder of that Option to acquire a Share:

(a) at any time during the Exercise Period but subject to the relevant restrictions in the Company's share trading policy; and

(b) at the Exercise Price.

2.2 The Options are exercisable wholly or in part by execution and lodgement with the Company of a form of exercise of Options and payment of the Exercise Price during the Exercise Period. The form of exercise must set out the number of Options which the Optionholder wishes to exercise.

2.3 If at any time prior to the Exercise Period, the Optionholder ceases to be an employee of the Company or a member company of the Cardno Group the Option will lapse.

2.4 Options issued from 2006 are subject to a condition that the Options will only vest if the earnings per share increases by 5% per year compounded over the two year period prior to vesting.

2.5 The term of the Options is determined by the Board's Remuneration Committee and is currently two or three years.

3. RIGHTS ATTACHING TO OPTIONS

3.1 In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company, the number of Options or the Exercise Price or both will be adjusted (as appropriate) to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation. In all other respects the terms for the exercise of the Options shall remain unchanged.

3.2 Until Shares are issued pursuant to the exercise of Options, the holder of an Option shall not participate in dividends on Shares or, subject to clause 3.3, new issues of securities by the Company.

3.3 In the event of any pro rata bonus or cash issues of securities by the Company, the number of Shares over which an Option exists and the Exercise Price will be adjusted in the manner specified in Listing Rule 6.22.

3.4 Options may not be transferred.

4. ISSUE OF SHARES

4.1 The Board will issue Shares after Options have been exercised, in accordance with clause 2, once the relevant Exercise Price has been paid to the Company, at the next succeeding Board meeting and, in any event, within 15 business days after receiving notice of the exercise of the Options.

4.2 If the Company's Shares are officially quoted by ASX at the time any Shares are issued pursuant to the exercise of Options, the Company will apply to ASX for official quotation of such Shares issued pursuant to the exercise of Options within the time prescribed by the Listing Rules and, in any event, within 10 business days of the issue of those Shares.

4.3 A Share issued pursuant to the exercise of any Options will rank equally in all respects with existing Shares.

Cardno Shaping the Future

CARDNO LIMITED
ACN 108 112 303

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: (02) 8280 7454
Facsimile: (02) 9287 0309
ASX Code: CDD
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Cardno Limited and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:00am on Thursday, 25 October 2007, at Riverside Auditorium, Level 5, 123 Eagle Street, Brisbane and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert [X] in the appropriate box below.**

Resolution	For	Against	Abstain*
2 Election of John Massey	☐	☐	☐
3 Election of Ian Johnston	☐	☐	☐
4 Election of Peter Cosgrove	☐	☐	☐
5 Remuneration Report	☐	☐	☐
6 Non-Executive Directors' Remuneration	☐	☐	☐
7A Ratification and approval of previous allotment and issue of 674,360 securities	☐	☐	☐
7B Ratification and approval of previous allotment and issue of 22,685 securities	☐	☐	☐
7C Ratification and approval of previous allotment and issue of 158,629 securities	☐	☐	☐
7D Ratification and approval of previous allotment and issue of 863,072 securities	☐	☐	☐
7E Ratification and approval of previous allotment and issue of 2,787,743 securities	☐	☐	☐
7F Ratification and approval of previous allotment and issue of 117,055 securities	☐	☐	☐
7G Ratification and approval of previous allotment and issue of 617,415 securities	☐	☐	☐
7H Ratification and approval of previous allotment and issue of 205,405 securities	☐	☐	☐
8 Issue of shares under the Australian Resident Employee Tax Exempt Share Acquisition Plan	☐	☐	☐
9 Issue of shares under the Non-Australian Resident Employee Share Acquisition Plan	☐	☐	☐
10 Issue of shares and options under the Performance Equity Plan	☐	☐	☐
11 Issue of options to acquire Ordinary shares ("Options") to Executive Directors	☐	☐	☐

C ☐ **IMPORTANT: FOR RESOLUTIONS 2, 6, 8, 9, 10 AND 11 ABOVE**
If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do **not** wish to direct your proxy how to vote as your proxy in respect of Resolutions 2, 6, 8, 9, 10 and 11 above, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even though he/she has an interest in the outcome of the vote on Resolutions 2, 6, 8, 9, 10 and 11 and that votes cast by him/her for that resolution, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Resolutions 2, 6, 8, 9, 10 and 11 and your votes will not be counted in calculating the required majority if a poll is called on this resolution. The Chairman of the Meeting intends to vote undirected proxies in favour of Resolutions 2, 6, 8, 9, 10 and 11.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

CDD PRX742

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in section A. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in section A. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company. A proxy *may* be an individual or a body corporate.

3 Votes on Items of Business

You should direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares *will* be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, either securityholder may sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 10:00am on Tuesday, 23 October 2007, being not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Cardno Limited's share registry as follows:
  Cardno Limited
  C/- Link Market Services Limited
  Locked Bag A14
  Sydney South NSW 1235
  Facsimile: (02) 9287 0309
- delivering it to Level 12, 680 George Street, Sydney NSW 2000.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

24 September 2007

Cardno
Shaping the Future

Cardno Limited
ACN 108 112 303

5 Gardner Close
Milton Queensland 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Dear Shareholder

SHAREHOLDER BRIEFING – SYDNEY – 31 OCTOBER 2007

My colleagues and I invite you to attend a shareholder briefing on Wednesday, 31 October 2007 in Sydney.

The briefing will provide investors with a summary of the Annual General Meeting being held in Brisbane on Thursday, 25 October 2007 and will include an address by me and a presentation by our Managing Director, Andrew Buckley.

Details of the briefing are as follows:-

Venue: Killara Inn (Regency Room)
480 Pacific Highway
KILLARA NSW 2071
(off-street parking is available)

Time: 2:30pm – 4:00pm (AEDT)

I hope you can join us at this briefing and look forward to meeting you at this time.

Please advise Nicole O'Donohue by Monday, 22 October 2007 if you wish to attend (Phone: 07 3369 9822, Email: nicole.odonohue@cardno.com.au).

Yours faithfully,

John Massey
Chairman

Offices - Australia

Queensland
- Brisbane
- Cairns
- Townsville
- Mackay
- Rockhampton
- Bundaberg
- Hervey Bay
- Sunshine Coast
- Toowoomba
- Springfield
- Gold Coast

New South Wales
- Sydney
- Ballina
- Newcastle
- Gosford
- Wollongong

Canberra

Victoria
- Melbourne

Western Australia
- Perth
- Busselton

Northern Territory
- Darwin

LISTED ON ASX

ACEA MEMBER

Quality Endorsed Company

Belgium Brussels **Indonesia** Jakarta **Kenya** Nairobi **New Zealand** Auckland Christchurch Wellington
Papua New Guinea Port Moresby **Sri Lanka** Colombo **United Arab Emirates** Abu Dhabi **United Kingdom** London
United States of America Portland Washington Phoenix Sacramento Boise Las Vegas Charlotte

Our Ref CL-12 NOD

Contact Jeff Forbes

Cardno
Shaping the Future

25 September 2007

Cardno Limited
ACN 108 112 303

5 Gardner Close
Milton Queensland 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Australian Securities Exchange
Companies Announcements Office

Dear Sir/Madam,

RETIREMENT OF DIRECTOR

I wish to advise that Jim Verco has informed us of his decision to resign from the Cardno Limited Board at the conclusion of the Company's AGM on Thursday, 25 October 2007.

Jim is a longstanding Executive Director of Cardno who has made an exceptional contribution to the group. Jim's career with Cardno (and former companies) spans more than 29 years.

Jim joined the group in 1999 when Cardno merged with McMillan Britton and Kell (MBK), of which he was Managing Director. As Managing Director of MBK and subsequently Manager of Cardno's NSW operations, Jim played a pivotal role in laying the foundation for Cardno's diversification and expansion. During the eight years since Cardno's merger with MBK, Jim has been a key participant in developing the company's reputation in major infrastructure projects and has been instrumental in securing and directing signature projects such as the Duplication of the Gateway Bridge in Brisbane. Other notable projects which Jim has been involved in include the Suspended Roadway at Sydney Airport Domestic Terminal and the Batam-Tonton cable stayed bridge in Indonesia.

Jim will step down from his position as Board member at the conclusion of the AGM, however he will continue to contribute as he has been invited by the Board to Chair the proposed Management Operational Risk Committee and become a Non-Director member of the restructured Board Audit & Risk Committee.

Yours faithfully

John Massey
Chairman

Offices - Australia
Queensland
Brisbane
Cairns
Townsville
Mackay
Rockhampton
Bundaberg
Hervey Bay
Sunshine Coast
Toowoomba
Springfield
Gold Coast
New South Wales
Sydney
Ballina
Newcastle
Gosford
Wollongong
Canberra
Victoria
Melbourne
Western Australia
Perth
Busselton
Northern Territory
Darwin

Listed on ASX

ACEA Member

Quality Endorsed Company

Belgium Brussels **Indonesia** Jakarta **Kenya** Nairobi **New Zealand** Auckland Christchurch Wellington
Papua New Guinea Port Moresby **Sri Lanka** Colombo **United Arab Emirates** Abu Dhabi **United Kingdom** London
United States of America Portland Washington Phoenix Sacramento Boise Las Vegas Charlotte

Cardno
Shaping the Future



CARDNO LIMITED

"Shaping the Future - Going Global"

Presentation by:
Andrew Buckley, Managing Director
Jeff Forbes, Chief Financial Officer

September 2007

Cardno
Shaping the Future

Cardno Limited - Outline

- Cardno delivers professional services for the development of Physical and Social Infrastructure. The Cardno team is comprised of leading advisors who plan, design, manage and deliver sustainable projects or programs.
- Physical Infrastructure includes buildings, roads, bridges, water and environment.
- Social Infrastructure includes health systems, education systems, law and justice, rural development and institutional strengthening.

"Cardno's vision is to be a world leader in the provision of professional services for the improvement of physical and social infrastructure."

Core Business

Cardno delivers a diverse range of professional services in physical and social infrastructure development

Physical Infrastructure:

- Building and Property
- Coastal, Ocean and Marine
- Environment and Water Quality
- Urban Development
- Management Services
- Transport & Traffic
- Water and Wastewater
- Geotechnical
- Planning, G.I.S.
- Landscape Architecture
- Resources Structures

Social Infrastructure:

- Law and Justice
- Health
- Governance
- Education
- Rural Development
- Natural Resource Management
- Institutional Strengthening
- HIV / AIDS
- Post Conflict
- Finance and Economics
- Public Sector Services

Cardno
Shaping the Future

Cardno Limited – Key Details

- Operating track record extending back over 60 years
- Strong historical revenue and earnings growth
- Around 2400 employees in more than 45 offices both in Australia and overseas
- A diversity of earnings across a number of business sectors, clients, and geographical locations
- Eight acquisitions 2006/07, two in U.S., one in N.Z. increasing diversification
- Cardno Buckland acquired September 2007 increasing exposure to the resources sector
- Experienced management team
- Strong results for June 2007 Financial Year
- Net profit after tax increased by 45.8% to $18.47 million in 2006/07
- Strategy to grow company organically and by acquisition to continue

Cardno
Shaping the Future

4 Year Performance History


GROUP REVENUE
300
250
200
150
100
50
0
2004
2005
2006
2007


NET PROFIT AFTER TAX
20
18
16
14
12
10
8
6
4
2
0
2004
2005
2006
2007


OPERATING CASH FLOW
30,000
25,000
20,000
15,000
10,000
5,000
0
2004
2005
2006
2007

Cardno Limited – Security Details

- Listed on ASX May 2004 @ $1.00 – (ASX Code: CDD)
- Shares closed at $7.95 and convertible notes at $7.40 on 24 September 2007
- Market capitalisation as at 24 September $460 million
- 58.155 million shares on issue and 1.614 million convertible notes
- Top 20 shareholders hold 38%; Top 50 shareholders hold 55%
- Largest shareholder is Perpetual Trustees approximately 10%
- Executive Directors hold around 10%

Cardno
Shaping the Future

Cardno v S&P / ASX 300 and Small Ordinaries

From Jul 05 – Sept 07



A
S
O
N
D
06
F
M
A
M
J
J
A
S
O
N
D
07
F
M
A
M
J
J
A
S

Cardno
Shaping the Future

Location of Operations



Stone
London
Brussels
EUROPE
ASIA
Abu Dhabi
AFRICA
Nairobi
Jakarta
Darwin
Port Moresby
Cairns
Townsville
Mackay
Rockhampton
Bundaberg
Hervey Bay
Sunshine Coast
Toowoomba
Springfield
Brisbane
Ballina
Gold Coast
Newcastle
Sydney
Gosford
Canberra
Wollongong
Melbourne
Perth
Busselton
AUSTRALIA
Auckland
Taupo
Hawkes Bay
Wellington
Wairarapa
Christchurch
NEW ZEALAND
CANADA
Portland
Boise
Sacramento
Las Vegas
Phoenix
UNITED STATES
Washington, DC
Charlotte
SOUTH AMERICA

○ Permanent Cardno group offices

Projects – Physical Infrastructure



Project: Gateway Bridge Duplication, Qld, Australia
Client: Leighton / Abigroup J.V.



Project: Gold Coast Desalination Plant, Gold Coast, Qld, Australia
Client: Gold Coast City Council

Cardno
Shaping the Future

Projects – Physical Infrastructure cont'd



Project: Whitby Development, Wellington, New Zealand
Client: Whitby Coastal Estates Limited



Project: Cabelas Retail Store, Glendale, Arizona, USA
Client: Cabelas

Projects – Physical Infrastructure cont'd



Project: The ABC Waters Program, Singapore
Client: Singapore Public Utilities Board



Project: Yandicoogina Mine 36 Mtpa, Australia
Client: Calibre Projects (Hamersley Iron, Rio Tinto)

Projects – Physical Infrastructure cont'd



Project: My Thuan Bridge, Mekong
Client: AusAID / Baulderstone Hornibrook

Projects – Development Assistance



Project: Land Titling & Economic Restructuring Project, Afghanistan
Client: Government of Afghanistan / USAID



Project: Housing Program / Post Tsunami Reconstruction and Livelihoods Program, Indonesia
Client: British Red Cross Society

Cardno
Shaping the Future

Projects – Development Assistance cont'd



Project: Post Tsunami Reconstruction Works, Maldives
Client: Red Cross & Red Crescent Society



Project: Tajikistan Institutional and Policy Support, Road Sector
Client: Asian Development Bank

Projects – Development Assistance cont'd



Project: Second Provincial Road Improvement Project, Sri Lanka
Client: Asian Development Bank



Project: Agricultural Diversification Project, Vietnam
Client: World Bank

Cardno
Shaping the Future

The Industry

Consulting Engineering

- Size of Australian industry – A$18bn [1] (2006/07)
- Size of world industry (32 countries in Europe, North America and Asia)
  - US$317bn [2]
- Size of U.S. industry – US$70bn [2]
- Highly fragmented industry – largest Australian player ≈ 5%

Development Assistance

- Australian Official Development Assistance (ODA) to grow to over A$4bn by 2010 (currently around $2.5bn 2006) [3]
- U.S. ODA ≈ A$32.5bn [4] (2005)

Sources:
1. ACEA "Outlook for Consulting Engineering" – April 2007
2. FIDIC Annual Survey – 2006
3. Australian Federal Government
4. Development Assistance Commission (OECD)

Revenue


Consulting Engineering Revenue, Australia
Chart 3.6
Estimates, at current prices
$ billion
20
18
16
14
12
10
8
6
4
2
0
forecast
99/00
00/01
01/02
02/03
03/04
04/05
05/06
06/07
07/08
08/09
09/10
10/11

Source: ACEA Outlook for Consulting Engineering – Apr 07

Economic Summary

Economic Outlook is good

- World economy is sound
- Australian GDP growth continuing (QLD and W.A. very strong, N.S.W. improving)
- New Zealand economy continuing to grow
- U.S. economy still growing albeit at a slower rate

Consulting revenues remain very strong

- Resources sector peaking
- Residential sector flattening out but remaining solid in key markets
- Government Infrastructure spending strong

ODA spending

- Remaining strong and growing
- Relatively low market share base for Cardno

Strategy and Competitive Advantage

- **Growth and Diversification via Merger / Acquisition Strategy**

  Cardno has developed a merger and acquisition strategy that works:
  - Complementary businesses with new geographical and/or skills coverage
  - Minimal overlap with existing businesses
  - Focus on retention of staff
  - Effective acquisition process with robust due diligence
  - Focus on adding value through cross selling for organic growth

- **Continuous Integration of New Partners**
  - Brand integration
  - Accounting and job cost integration
  - Focus on knowledge sharing and cross sell

- **Business Unit and Division Structure**

  Cardno's strategy is to focus our Business Units on groups of clients with the objective of developing strong, long lasting client relationships and a high proportion of repeat business.

Cardno
Shaping the Future

Merger/Acquisition History

Record of successful mergers and acquisitions


1945
Cardno & Davies
1999/2000
Cardno MBK
2001/02
Cardno BLH
Cardno Willing
Cardno CCS
2003/04
Cardno Taylors
Cardno Young
Cardno Alexander Browne
2004/05
Cardno BSD
Cardno Lawson Treloar
Cardno ACIL
2005/06
Cardno Eppell Olsen
Cardno Agrisystems
Cardno Ullman & Nolan
Cardno Forbes Rigby
Cardno Gilbert Rose
2006/07
Cardno Stanwill
Cardno Grogan Richards
Cardno Saraceni
Cardno S.P.L.A.T.
EMG - USA
WRG - USA
Cardno Low & Hooke
Cardno TCB
2007/08
Cardno Buckland

Recent Acquisitions

Cardno S.P.L.A.T.

- Professional landscape architecture services
- Brisbane and Gold Coast based
- Clients include major developers and public infrastructure bodies
- A$4m revenue, 40 people

EMG - USA

- Emerging Markets Group - MBO from Deloitte in 2004
- Undertakes social infrastructure projects in developing countries
- Washington D.C. base, offices in London and Brussels
- Major clients – USAID, MCC, DFID, E.C.
- US$50m revenue, 350 people

WRG Design - USA

- Provides physical infrastructure services – planning, surveying, engineering, landscape architecture
- Offices at Portland, OR (headquarters); Boise, ID; Sacramento, CA; Las Vegas, NV; Phoenix, AZ; Charlotte, NC.
- US$45m revenue, 380 people

Recent Acquisitions

Cardno Low & Hooke

- Structural engineering for institutional buildings
- Sydney based
- Clients include government, hospitals, schools and private developers
- A$4m revenue, 26 people

Cardno TCB – New Zealand

- Provides physical infrastructure services – planning, surveying, civil engineering
- 6 New Zealand offices, Wellington headquarters
- 80 year track record, solid market presence
- A$9m revenue, 110 people

Cardno Buckland

- Provides civil and structural engineering
- Servicing predominantly the resources sector
- Perth based with clients across Australia
- $6m revenue, 40 people

Cardno
Shaping the Future

Full Year 2006/07 Results - Comparison

	Consolidated for the 30 June Years	
	As at 30 Jun 2007 $'000	As at 30 Jun 2006 $'000
Total Revenue	265,303	186,753
Less Recoverables & Other	54,057	36,880
Fee Revenue	**211,246**	**149,873**
Earnings before interest expense, tax and amortisation (EBITA)	27,297	21,996
Amortisation of intangibles	159	314
Earnings before interest expense and tax (EBIT)	27,138	21,652
Interest expense	2,103	3,527
Net profit before tax	25,035	18,125
Income tax expense	6,567	5,462
Net profit after tax	**18,468**	**12,663**
Earnings per Share - basic	37.29	31.37
Earnings per Share – diluted	36.29	27.67
Dividend per Share	22.5	19.0

Cardno
Shaping the Future

Full Year June 2007 Balance Sheet

	June 2007 $'000	June 2006 $'000
Total Current Assets	133,855	70,358
Total Non-Current Assets	132,858	66,303
TOTAL ASSETS	**266,713**	**136,661**
Total Current Liabilities	124,928	47,053
Total Non-Current Liabilities	30,535	43,354
TOTAL LIABILITIES	**155,463**	**90,407**
NET ASSETS	**111,250**	**46,254**
FINANCIAL RATIOS		
Current Ratio[1]	1.07	1.50
Gearing Ratio[2]	.22	.48
Debt to Equity Ratio[3]	1.40	1.95

Note 1: The Current Ratio is Current Assets ÷ Current Liabilities
Note 2: The Gearing Ratio is Long Term Liabilities ÷ (Shareholders Equity + Long Term Liabilities)
Note 3: The Debt to Equity Ratio is Total Liabilities ÷ Shareholders Equity

Statement of Cash Flows

	As at 30 Jun 2007 $'000	As at 30 Jun 2006 $'000
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	25,822	13,357
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	(62,895)	(16,222)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	36,868	(25,847)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS HELD	**(205)**	**(28,712)**
CASH AND CASH EQUIVALENTS AT 1 JULY	15,679	44,391
CASH AND CASH EQUIVALENTS AT 30 JUNE	15,474	15,679

Cardno
Shaping the Future

Future Outlook

- Conditions remain strong in Australia with major infrastructure requirements especially in Queensland and Western Australia
- International development / aid market growing, Cardno leadership is strong
- Strategy is to continue organic and acquisition growth
- Strategy is also to maximise benefits from new markets in U.S. & N.Z.
- Acquisition integration is ongoing and provides opportunity for growth
- Merger and acquisition pipeline remains healthy

Conclusion

- A leading Australian infrastructure services company operating over 60 years
- Global infrastructure markets are strong
- Strong growth profile coupled with an attractive dividend yield
- Diversity of earnings across a number of business sectors and geographic locations
- New growth fronts in U.S. in Physical Infrastructure and Social Infrastructure
- Opportunities for further growth are substantial


Cardno
Shaping the Future

Appendices

Cardno
Shaping the Future

Source of Fee Revenue

As a proportion of total fees earned

2006/07



International - Other 5%
Contractors 3%
Developers 15%
ODA (USA HQ) 7%
Service Providers 9%
ODA (Australian HQ) 25%
Government 12%
Software 2%
Mining & Resources 1%
Minor Clients 21%

2005/06



Contractor 2%
Developer 19%
International Projects 35%
Service Provider 10%
Software 2%
Government 13%
Financier 1%
Minor Clients 18%

* Note: Approximation based on fees from *services and* sale of goods
ODA is Official Development Assistance including fees earned from work *managed* from Australian or USA Headquarters
"International Other" represents fees earned from off-shore projects for non-ODA clients
"Minor clients" represents fees earned from all Australian clients that generated less than $100,000 in fees during 2007FY
"Software" represents the revenue generated by XP Software related income during 2007FY
Remaining segments represent fees earned from major Australian based clients i.e. a client that generated $100,000 or more in fees during 2007FY

Cardno
Shaping the Future

People

- Objective is to have a high level of engagement, low turnover
- Staff engagement survey provided positive feedback, constructive suggestions
- Increased opportunities for staff throughout Australia & internationally
- Employee share ownership through ESP & PEP – all employees shareholders
- Staff numbers are increasing dramatically
- Focus on retention of merger partners' staff
- Overall company track record is good but always room for improvement
- Employer of choice

Cardno

Shaping the Future

Board of Directors



Chairman & Non-Executive Director
John Massey, *BCom, CPA, FAICD (Life), FAIM*



Managing Director
Andrew Buckley, *BE (Hons), FIEAust, FAICD, CPEng, RPEQ*



Non-Executive Director
Gen Peter Cosgrove (Retd) *AC, MC*
ndc(Ind), issc psc(US), Dip Mil Stud, MAICD



Non-Executive Director
Ian Johnston, *DipCM, ASIA, ACIS, FAICD*



Deputy Chairman & Executive Director
Graham Tamblyn, *Dip CE, MIEAust, CPEng, FAICD, RPEQ*



Executive Director, Chief Financial Officer and Company Secretary
Jeff Forbes, *BCom, MAICD, MAusIMM*



Executive Director
Dr Trevor Johnson, *BE, MEngSc, PhD, MIEAust, CPEng, RPEQ, MAICD*



Executive Director
James Verco, *BE, MEngSc, FIEAust, CPEng, FAICD*

Cardno
Shaping the Future

Cardno Group – Management Structure



MANAGING DIRECTOR
Andrew Buckley
Quality Management Committee
Group Operations Manager
Steve Coote
NSW & NZ Region
Roger Collins-Woolcock
North America Region
Michael Renshaw
QLD & NT (Aust)
Paul Gardiner
W.A. (Aust)
John King
NSW/ACT (Aust)
Roger Collins-Woolcock
Cardno TCB (NZ)
Ray O'Callaghan
VICTORIA (Aust)
Steve Richards
WRG (USA)
Darren Welborn
EMG (USA)
Andy Dijkerman
Cardno International
Charles Tapp
Finance
& Group Services
Jeff Forbes
Corporate
Trevor Johnson
Products &
New Markets
Michael Renshaw
XP Software (USA)
United Arab Emirates
(UAE)
Group Business
Development
Michael James
Group Marketing

Mergers & Acquisitions Process

- **Identification of Opportunities**
  - Two tiered robust process, continuously improved
  - Division Managers and their teams are responsible for identifying and advancing smaller opportunities
  - Corporate team identify and advance larger opportunities and new markets
  - To date, external consultants have not played a major role in advancing opportunities
  - Pipeline of opportunities is strong
  - Board signs off on all acquisitions

Cardno
Shaping the Future

Mergers & Acquisitions Process cont'd

- **Due Diligence Process**
  - Financial / Commercial: generally undertaken by internal team, although external consultants are used for larger, more complex acquisitions.
  - Technical / Cultural: undertaken by internal team which typically includes a Board member independent of the proposed reporting line
  - Strong focus on cultural fit

Mergers & Acquisitions Process cont'd

- **Merger Integration**
  - Re-branding for external market to emphasise cross selling
  - Internal re-branding through Cardno intranet
  - Merger Integration Committee to smooth and facilitate the integration process
  - Common systems: MIS and QMS
  - Centralise treasury and accounting functions
  - Look for cross selling opportunities
  - PEP and ESP participation by all employees
  - Focus on staff retention

Cardno

Shaping the Future

Economic Outlook 2008 - World Economic Growth


World Economic Growth, by type of economy
Chart 2.1
% pa
7
6
5
4
3
2
1
0
2.5%
4.5%
3.4%
2.5%
6.8%
4.5%
2.7%
6.8%
4.7%
1998-2002
2002-2006
2007-2011
Advanced economies
Developing economies
World
Source: IMF

Cardno
Shaping the Future

Australian Economic Growth


Australian Economic Growth
Percentage increase in real GDP
%
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Nineties
estimate
3.0
forecast
4.5
4.0
1990-2000
00-01
01-02
02-03
03-04
04-05
05-06
06-07
07-08
08-09

Source: ACEA Outlook for Consulting Engineering – Sept 07

Cardno
Shaping the Future

DAC* member countries' net ODA 2005



USD billion
35
30
25
20
15
10
5
0
27.62
13.15
10.77
10.08
10.05
5.11
5.09
3.76
3.30
3.02
2.70
2.11
1.98
1.77
1.68
1.57
0.90
0.72
0.38
0.38
0.27
0.26
106.78
United States
Japan
United Kingdom
Germany
France
Netherlands
Italy
Canada
Sweden
Spain
Norway
Denmark
Belgium
Switzerland
Australia
Austria
Finland
Ireland
Greece
Portugal
New Zealand
Luxembourg
TOTAL DAC

*DAC – Development Assistance Commission (OECD)

Cardno's Vision

"Cardno's vision is to be a ***world leader*** *in the provision of professional services for the improvement of physical and social infrastructure."*

Our Ref CL-12 NOD

Contact Jeff Forbes

Cardno
Shaping the Future

1 October 2007

Cardno Limited
ACN 108 112 303

5 Gardner Close
Milton Queensland 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

Australian Securities Exchange
Companies Announcements Office

Dear Sir/Madam,

RELEASE OF SHARES FROM ESCROW

We refer to the 545,815 ordinary shares issued on 13 April 2006 with an escrow period of 18 months and advise that these shares will be released from escrow on 15 October 2007, the first business day after the escrow end date of 13 October 2007.

Yours faithfully

Jeffrey I Forbes
Company Secretary
for Cardno Limited

Offices - Australia
Queensland
Brisbane
Cairns
Townsville
Mackay
Rockhampton
Bundaberg
Hervey Bay
Sunshine Coast
Toowoomba
Springfield
Gold Coast
New South Wales
Sydney
Ballina
Newcastle
Gosford
Wollongong
Canberra
Victoria
Melbourne
Western Australia
Perth
Busselton
Northern Territory
Darwin

LISTED ON ASX

ACEA MEMBER

Quality Endorsed Company

Belgium Brussels **Indonesia** Jakarta **Kenya** Nairobi **New Zealand** Auckland Christchurch Wellington
Papua New Guinea Port Moresby **Sri Lanka** Colombo **United Arab Emirates** Abu Dhabi **United Kingdom** London
United States of America Portland Washington Phoenix Sacramento Boise Las Vegas Charlotte

RECEIVED
2003 NOV 14 A 9:12

58Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	58,889
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$7.90 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the Dividend Reinvestment Plan introduced by the Company on 18 October 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	58,214,297	Fully Paid Ordinary (CDD)
		1,614,041	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	70,000	Options (exercise date 28/10/07)
		429,000	Options (exercise date 23/11/07)
		150,000	Options (exercise date 26/10/08)
		955,500	Options (exercise date 14/11/08)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 October 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2007 NOV 14 A 7:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jeffrey Ian Forbes
Date of last notice	19 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	J I & J J Forbes ATF the Forbes Superannuation Fund. The director is a trustee and beneficiary of the Forbes Superannuation Fund.
Date of change	5 October 2007
No. of securities held prior to change	2,543 Ordinary 30,000 Options (expire 26/10/08)
Class	Ordinary
Number acquired	41
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$323.90
No. of securities held after change	2,584 Ordinary 30,000 Options (expire 26/10/08)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Ordinary shares issued pursuant to the dividend reinvestment plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

CARDNO LIMITED
ACN 108 112 303

Cardno

CHAIRMAN'S ADDRESS BY JOHN MASSEY
Annual General Meeting – 25 October, 2007

Ladies and Gentlemen, this has been another record year in which Cardno reinforced its position as a leading provider of physical and social infrastructure services and strengthened its reputation as a listed company with proficiency for managing growth and delivering strong returns to shareholders.

The successful growth strategy continued this year with revenues increasing by 42% to $265 million and after tax profits increasing by 46% to $18.5 million including a one-off tax benefit of $900,000.

Cardno now has 45 offices worldwide and the international expansion has seen staff numbers approaching 2,600 of whom about half are employed outside Australia.

Eight strategic acquisitions were successfully completed during the year and another one has already been completed so far this year. The Managing Director will elaborate on these acquisitions shortly but I note that all acquisitions were earnings per share positive and continue to operate successfully and profitably.

Australian and international business conditions continue to offer strong opportunities for Cardno which will facilitate the continuation of our growth strategy of combining organic growth with acquisition opportunities across the world.

As you are aware, the Directors resolved to pay a fully franked final dividend of 12.5 cents per share which was, in fact, paid three weeks ago.

Added to the interim dividend of 10 cents per share paid in April, the total dividend of 22.5 cents per share paid during 2007 represents a solid increase on last year's total dividend of 19 cents per share which, combined with the appreciation in value of Cardno shares traded on the ASX, has resulted in a very positive total return for our shareholders this year.

The Board continues to function effectively with sound processes in place for our current business as well as to properly and professionally consider opportunities for the future as we strive to fulfil our vision.

We continually review our performance to ensure we are providing the leadership and guidance needed by our growing company.

During the year the Board's composition continued its transition towards a greater representation of Non-Executive Directors with the appointment of General Peter Cosgrove AC, MC.

General Cosgrove has an incredibly broad range of experiences, including his demonstrated abilities in leadership, logistics, project management, developing countries and geopolitical activities, which are invaluable as Cardno continues its growth strategy in Australia and internationally.

As expected when he was appointed, Peter has already demonstrated the breadth of his experience and he is complementing the strong contributions and skills of the other Directors.

During the year, the size of the Board was reduced by one Executive Director and a further reduction will occur with Jim Verco, a longstanding Executive Director, retiring at the conclusion of this AGM.

Jim has made an outstanding contribution to the Cardno group. His involvement with Cardno group companies dates back over 29 years, joining Cardno itself in 1999 with the merger between Cardno and MBK of which Jim was Managing Director.

I warmly acknowledge Jim's diligent and collegial involvement in the Board activities which will be missed.

Jim has accepted the Board's invitation to Chair the new Management Operational Risk Committee and also to join the restructured Board Audit and Risk Committee as a non Director member which will result in our having Jim's ongoing contribution.

The Board has commissioned an external adviser to assist in identifying and appointing another Non-Executive Director with appropriate skills and experience to complement the Board's current composition.

We are undertaking this process in a disciplined manner with strict specifications for the person we are seeking as a future Director.

The evolution of the Board to include more Non-Executive Directors has resulted in the recommendation to shareholders to increase the annual aggregate remuneration for Non-Executive Directors.

The proposed new amount was recommended by an independent, external adviser and was determined to be in line with other companies of a similar size, complexity and an expanding business outside Australia. I note the Board does not intend to allocate the full amount immediately.

I acknowledge our clients without whom we would not earn revenue nor have a successful business. We appreciate your ongoing support in continuing to recognise Cardno as your source for the broad range of professional services which we offer.

I acknowledge Cardno's professional and committed staff, ably led by Andrew Buckley, without each of whom our excellent performance simply would not occur. We are proud of our people and their achievements speak for themselves.

This year of record achievement again sets the bar even higher for the current year but the Board remains committed to another successful year of performance and growth.

We also appreciate the interest and support of our shareholders as we strive to deliver strong ongoing shareholder value.

John C. Massey
Chairman, Cardno Limited

25 October, 2007

Cardno
Shaping the Future





CARDNO LIMITED

Annual General Meeting
25 October 2007

Managing Director's Presentation

Cardno Limited - Outline

- Cardno delivers professional services for the development of Physical and Social Infrastructure. The Cardno team is comprised of leading advisors who plan, design, manage and deliver sustainable projects or programs.
- Physical Infrastructure includes buildings, roads, bridges, water and environment.
- Social Infrastructure includes health systems, education systems, law and justice, rural development and institutional strengthening.

"Cardno's vision is to be a world leader in the provision of professional services for the improvement of physical and social infrastructure."

Cardno Limited – Key Details

- Operating track record extending back over 60 years
- Strong historical revenue and earnings growth
- Around 2600 employees in more than 45 offices both in Australia and overseas
- A diversity of earnings across a number of business sectors, clients, and geographical locations
- Eight acquisitions in 2006/07, two in U.S., one in N.Z. increasing diversification
- Cardno Buckland acquired September 2007 increasing exposure to the resources sector
- Strong results for June 2007 Financial Year
- Net profit after tax increased by 45.8% to $18.47 million in 2006/07
- Strategy to grow company organically and by acquisition to continue

Cardno
Shaping the Future

4 Year Performance History

GROUP REVENUE
AUDm


300
250
200
150
100
50
0
2004
2005
2006
2007

NET PROFIT AFTER TAX
AUDm


20
15
10
5
0
2004
2005
2006
2007

EARNINGS PER SHARE
CPS Diluted


40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
2004
2005
2006
2007

Cardno
Shaping the Future

Cardno Limited – Security Details

- Listed on ASX May 2004 @ $1.00 – (ASX Code: CDD)
- Shares closed at $7.95 and convertible notes at $7.54 on 24 October 2007
- Market capitalisation as at 24 October - $438.936 million
- 58.214 million shares on issue and 1.614 million convertible notes
- Top 20 shareholders hold 38%; Top 50 shareholders hold 55%
- Largest shareholder is Perpetual Trustees approximately 10%
- Executive Directors hold around 10%

Cardno
Shaping the Future

Cardno v S&P / ASX 300 and Small Ordinaries

From Jul 05 – Oct 07



BASE 2 KKO.ASX (152.0953)
BASE 3 XSO.ASX (161.6782)
S
O
N
D
06
F
M
A
M
J
J
A
S
O
N
D
07
F
M
A
M
J
J
A
S
O

Core Business

Cardno delivers a diverse range of professional services in physical and social infrastructure development

Physical Infrastructure:

- Building and Property
- Coastal, Ocean and Marine
- Environment and Water Quality
- Urban Development
- Management Services
- Transport & Traffic
- Water and Wastewater
- Geotechnical
- Planning, G.I.S.
- Landscape Architecture
- Resources Structures

Social Infrastructure:

- Law and Justice
- Health
- Governance
- Education
- Rural Development
- Natural Resource Management
- Institutional Strengthening
- HIV / AIDS
- Post Conflict
- Finance and Economics
- Public Sector Services

Cardno
Shaping the Future

Location of Operations


EUROPE
ASIA
CANADA
Stone
London
Brussels
Portland
Boise
Sacramento
UNITED STATES
Washington, DC
Las Vegas
Charlotte
Phoenix
Abu Dhabi
AFRICA
Nairobi
Jakarta
Port Moresby
SOUTH AMERICA
Darwin
Cairns
Townsville
Mackay
Rockhampton
AUSTRALIA
Bundaberg
Hervey Bay
Sunshine Coast
Toowoomba | Springfield | Brisbane
Ballina
Gold Coast
Newcastle
Perth
Sydney
Gosford
Canberra
Wollongong
Busselton
Melbourne
Auckland
Taupo
Hawkes Bay
Wellington
Wairarapa
Christchurch
NEW ZEALAND

O Permanent Cardno group offices

Projects

PNG Electoral Support Program, PNG


LECTORAL
OMMISSION
ww.pngec.gov.pg

Gold Coast Desalination Plant, Gold Coast, Qld, Aust



Gateway Bridge Duplication, Qld, Aust



Whitby Development, Wellington, New Zealand





Land Titling & Economic Restructuring Project, Afghanistan


MASTER PLAN
LOW COST HOUSING

Al Anbar Workers City, Dubai, UAE



Sacramento Water Resources,



Cabela's, Retail Store, Glendale, Arizona, USA

Cardno
Shaping the Future

Merger/Acquisition History

Record of successful mergers and acquisitions


1945
Cardno & Davies
1999/2000
Cardno MBK
2001/02
Cardno BLH
Cardno Willing
Cardno CCS
2003/04
Cardno Taylors
Cardno Young
Cardno Alexander Browne
2004/05
Cardno BSD
Cardno Lawson Treloar
Cardno ACIL
2005/06
Cardno Eppell Olsen
Cardno Agrisystems
Cardno Ullman & Nolan
Cardno Forbes Rigby
Cardno Gilbert Rose
2006/07
Cardno Stanwill
Cardno Grogan Richards
Cardno Saraceni
Cardno S.P.L.A.T.
EMG - USA
WRG - USA
Cardno Low & Hooke
Cardno TCB
2007/08
Cardno Buckland

Recent Acquisitions

Cardno S.P.L.A.T.

- Professional landscape architecture services
- Brisbane and Gold Coast based
- Clients include major developers and public infrastructure bodies
- A$4m revenue, 40 people

EMG - USA

- Emerging Markets Group - MBO from Deloitte in 2004
- Undertakes social infrastructure projects in developing countries
- Washington D.C. base, offices in London and Brussels
- Major clients – USAID, MCC, DFID, E.C.
- US$50m revenue, 430 people

WRG Design - USA

- Provides physical infrastructure services – planning, surveying, engineering, landscape architecture
- Offices at Portland, OR (headquarters); Boise, ID; Sacramento, CA; Las Vegas, NV; Phoenix, AZ; Charlotte, NC.
- US$45m revenue, 370 people

Recent Acquisitions

Cardno Low & Hooke

- Structural engineering for institutional buildings
- Sydney based
- Clients include government, hospitals, schools and private developers
- A$4m revenue, 26 people

Cardno TCB – New Zealand

- Provides physical infrastructure services – planning, surveying, civil engineering
- 6 New Zealand offices, Wellington headquarters
- 80 year track record, solid market presence
- A$9m revenue, 110 people

Cardno Buckland

- Provides civil and structural engineering
- Servicing predominantly the resources sector
- Perth based with clients across Australia
- $6m revenue, 40 people

Cardno
Shaping the Future

Full Year 2006/07 Results - Comparison

	Consolidated for the 30 June Years	
	As at 30 Jun 2007 $'000	As at 30 Jun 2006 $'000
Total Revenue	265,303	186,753
Less Recoverables & Other	54,057	36,880
Fee Revenue	**211,246**	**149,873**
Earnings before interest expense, tax and amortisation (EBITA)	27,297	21,996
Amortisation of intangibles	159	314
Earnings before interest expense and tax (EBIT)	27,138	21,652
Interest expense	2,103	3,527
Net profit before tax	25,035	18,125
Income tax expense	6,567	5,462
Net profit after tax	**18,468**	**12,663**
Earnings per Share - basic	37.29	31.37
Earnings per Share – diluted	36.29	27.67
Dividend per Share	22.5	19.0

Cardno
Shaping the Future

Full Year June 2007 Balance Sheet

	June 2007 $'000	June 2006 $'000
Total Current Assets	133,855	70,358
Total Non-Current Assets	132,858	66,303
TOTAL ASSETS	**266,713**	**136,661**
Total Current Liabilities	124,928	47,053
Total Non-Current Liabilities	30,535	43,354
TOTAL LIABILITIES	**155,463**	**90,407**
NET ASSETS	**111,250**	**46,254**
FINANCIAL RATIOS		
Current Ratio[1]	1.07	1.50
Gearing Ratio[2]	.22	.48
Debt to Equity Ratio[3]	1.40	1.95

Note 1: The Current Ratio is Current Assets ÷ Current Liabilities
Note 2: The Gearing Ratio is Long Term Liabilities ÷ (Shareholders Equity + Long Term Liabilities)
Note 3: The Debt to Equity Ratio is Total Liabilities ÷ Shareholders Equity

Cardno
Shaping the Future

Statement of Cash Flows

	As at 30 Jun 2007 $'000	As at 30 Jun 2006 $'000
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	25,822	13,357
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	(62,895)	(16,222)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	36,868	(25,847)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS HELD	**(205)**	**(28,712)**
CASH AND CASH EQUIVALENTS AT 1 JULY	15,679	44,391
CASH AND CASH EQUIVALENTS AT 30 JUNE	15,474	15,679

People

- Objective is to have a high level of engagement, low turnover
- Staff engagement survey provided positive feedback, constructive suggestions
- Increased opportunities for staff throughout Australia & internationally
- Employee share ownership through ESP & PEP – all employees are shareholders
- Staff numbers are increasing dramatically
- Focus on retention of merger partners' staff
- Overall company track record is good but always room for improvement
- Employer of choice

Cardno Shaping the Future

Source of Fee Revenue

As a proportion of total fees earned

2006/07



International - Other 5%
Contractors 3%
ODA (USA HQ) 7%
Developers 15%
Service Providers 9%
ODA (Australian HQ) 25%
Government 12%
Software 2%
Mining & Resources 1%
Minor Clients 21%

2005/06



Contractor 2%
Developer 19%
International Projects 35%
Service Provider 10%
Software 2%
Government 13%
Financier 1%
Minor Clients 18%

* Note: Approximation based on fees from services and sale of goods
ODA is Official Development Assistance including fees earned from work managed from Australian or USA Headquarters
"International Other" represents fees earned from off-shore projects for non-ODA clients
"Minor clients" represents fees earned from all Australian clients that generated less than $100,000 in fees during 2007FY
"Software" represents the revenue generated by XP Software related income during 2007FY
Remaining segments represent fees earned from major Australian based clients i.e. a client that generated $100,000 or more in fees during 2007FY

Cardno Group – Management Structure


MANAGING DIRECTOR
Andrew Buckley
Quality Management Committee
General Manager – Group Operations
Steve Coote
North & West Australia
Paul Gardiner
South East Australia & New Zealand
Roger Collins-Woolcock
North America Region
Michael Renshaw
QLD & NT (Aust) Paul Gardiner
W.A. (Aust) John King
NSW/ACT (Aust) Roger Collins-Woolcock
Cardno TCB (NZ) Ray O'Callaghan
VICTORIA (Aust) Steve Richards
WRG (USA) Darren Welborn
EMG (USA) Andy Dijkerman
Cardno International Charles Tapp
Finance & Group Services Jeff Forbes
Group Business Development Michael James
Corporate Trevor Johnson

Cardno
Shaping the Future

Future Outlook

- Conditions remain strong in Australia with major infrastructure requirements especially in Queensland and Western Australia
- International development / aid market growing, Cardno leadership is strong
- Strategy is to continue organic and acquisition growth
- Strategy is also to maximise benefits from new markets in U.S. & N.Z.
- Acquisition integration is ongoing and provides opportunity for growth
- Merger and acquisition pipeline remains healthy

Conclusion

- A leading Australian infrastructure services company operating over 60 years
- Global infrastructure markets are strong
- Strong growth profile coupled with an attractive dividend yield
- Diversity of earnings across a number of business sectors and geographic locations
- New growth fronts in U.S. in Physical Infrastructure and Social Infrastructure
- Opportunities for further growth are substantial

Cardno's Vision

*"Cardno's vision is to be a **world leader** in the provision of professional services for the improvement of physical and social infrastructure."*

25 October 2007

RECEIVED 2007 NOV 14 A 7:13

Cardno
Shaping the Future

Companies Announcements Office
Australian Securities Exchange

Cardno Limited
ACN 108 112 303

5 Gardner Close
Milton Queensland 4064
PO Box 388 Toowong
Queensland 4066 Australia
Telephone: 07 3369 9822
Facsimile: 07 3369 9722
International: +61 7 3369 9822
cardno@cardno.com.au
www.cardno.com.au

RESULTS OF 2007 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Act 2001, notice is hereby given that the shareholders of Cardno Limited approved the following resolutions at the Annual General Meeting held on Thursday, 25 October 2007.

Resolution 2 – Election of John Massey

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	20,037,948
Against	2,767
Abstain	11,582
Open	220,009

Resolution 3 – Election of Ian Johnston

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	20,027,167
Against	6,858
Abstain	18,556
Open	430,255

Resolution 4 – Election of Peter Cosgrove

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	20,027,924
Against	10,133
Abstain	16,582
Open	428,197

Offices - Australia
Queensland
Brisbane
Cairns
Townsville
Mackay
Rockhampton
Bundaberg
Hervey Bay
Sunshine Coast
Toowoomba
Springfield
Gold Coast
New South Wales
Sydney
Ballina
Newcastle
Gosford
Wollongong
Canberra
Victoria
Melbourne
Western Australia
Perth
Busselton
Northern Territory
Darwin

Listed on ASX
ACEA Member
Quality System Quality Endorsed Company

Resolution 5 – Remuneration Report

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	19,943,693
Against	65,230
Abstain	30,376
Open	440,537

Resolution 6 – Non-Executive Directors' Remuneration

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	13,006,973
Against	155,456
Abstain	39,550
Open	220,114

Resolution 7A – Ratification & approval of previous allotment and issue of securities in relation to the acquisition of Grogan Richards Consulting Engineers

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	19,996,544
Against	46,329
Abstain	13,825
Open	426,138

Resolution 7B – Ratification & approval of previous allotment and issue of securities in relation to the acquisition of Saraceni Engineering Group Pty Ltd

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	19,998,044
Against	46,329
Abstain	13,825
Open	424,638

Resolution 7C – Ratification & approval of previous allotment and issue of securities in relation to the acquisition of S.P.L.A.T.

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	19,997,044
Against	47,329
Abstain	13,825
Open	424,638

Resolution 7D – Ratification & approval of previous allotment and issue of securities in relation to the acquisition of Emerging Markets Group, Ltd

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	19,971,340
Against	47,485
Abstain	16,510
Open	447,501

Resolution 7E – Ratification & approval of previous allotment and issue of securities in relation to the acquisition of WRG Design, Inc

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	19,248,372
Against	48,125
Abstain	18,484
Open	439,474

Resolution 7F – Ratification & approval of previous allotment and issue of securities in relation to the acquisition of Low & Hooke Partners Pty Ltd

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	19,957,040
Against	46,434
Abstain	18,484
Open	439,474

Resolution 7G – Ratification & approval of previous allotment and issue of securities in relation to the acquisition of Truebridge Callender Beach Limited

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	19,972,391
Against	46,434
Abstain	16,510
Open	447,501

Resolution 7H – Ratification & approval of previous allotment and issue of securities in relation to the acquisition of Buckland Engineers Australia Pty Ltd

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	19,972,391
Against	46,434
Abstain	16,510
Open	447,501

Resolution 8 – Approval of issue of shares under the Australian Resident Employee Tax Exempt Share Acquisition Plan

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	16,389,543
Against	36,581
Abstain	1,957,270
Open	218,613

Resolution 9 – Approval of issue of shares under the Non-Australian Resident Employee Share Acquisition Plan

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	16,393,546
Against	37,955
Abstain	1,965,270
Open	205,236

Resolution 10 – Approval of issue of shares and options under the Performance Equity Plan

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	11,379,392
Against	649,738
Abstain	19,486
Open	81,839

Resolution 11 – Issue of options to acquire ordinary shares ("Options") to Executive Directors

It was resolved to pass this resolution on a show of hands.

Instructions in respect of the proxies were:

For	11,509,442
Against	1,771,228
Abstain	33,905
Open	206,987

Yours faithfully

Jeffrey I Forbes
Company Secretary
for Cardno Limited

RECEIVED
2007 NOV 14 A 7:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003

Name of entity

Cardno Limited

ABN

70 108 112 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	70,000 Ordinary 560,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Ordinary** Fully Paid Ordinary – exercise of Directors Options **Options** Number of grantees: - Directors 5 Aggregate number of shares under Options: 560,000 Issue date: 25 October 2007 Exercise price: $7.57 Exercise period 1 (230,000 Options): The period commencing at 9am on 19 October 2009 and ending at 5pm on 25 October 2009, the 2nd anniversary of the issue date.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Options continued** Exercise period 2 (330,000 Options): The period commencing at 9am on 19 October 2010 and ending at 5pm on 25 October 2010, the 3rd anniversary of the issue date.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Ordinary – Yes Options – No
	If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Options** The ordinary shares issued on exercise of the options will rank equally with all other ordinary shares.
5	Issue price or consideration	Ordinary - Exercise price of $3.68 per share Options - Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Ordinary** Exercise of options issued on 28 October 2005 in accordance with the Performance Equity Plan rules. **Options** Pursuant to the Performance Equity Plan. Approved by shareholders at the Annual General Meeting on 25 October 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 October 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
58,284,297	Fully Paid Ordinary (CDD)
1,614,041	Convertible Notes (CDDG)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	412,000	Options (exercise date 23/11/07)
		150,000	Options (exercise date 26/10/08)
		933,500	Options (exercise date 14/11/08)
		230,000	Options (exercise date 25/10/09)
		330,000	Options (exercise date 25/10/10)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary – Unchanged Options - the Options will not participate in dividends until exercised.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 October 2007
(Company Secretary)

Print name: Jeffrey Ian Forbes

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2007 NOV 14 A 3:13
[illegible]

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew David Buckley
Date of last notice	15 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bonnip Pty Ltd (ACN 105 226 104). The director is a director of Bonnip Pty Ltd. Buckland (Qld) Pty Ltd (ACN 079 183 609). The director is a director and shareholder of Buckland (Qld) Pty Ltd. Buckland (Qld) Pty Ltd ATF The Buckland Family Trust (ACN 079 183 609). The director is a director and shareholder of Buckland (Qld) Pty Ltd and is a beneficiary of the Buckley Family Trust.
Date of change	28 October 2007 – Ordinary 25 October 2007 – Options
No. of securities held prior to change	2,275,810 Ordinary 40,000 Options (expire 28/10/07) 60,000 Options (expire 26/10/08)
Class	Ordinary Options

+ See chapter 19 for defined terms.

Number acquired	40,000 (Ordinary) 250,000 (Options)
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	2,315,810 Ordinary 60,000 Options (expire 26/10/08) 100,000 Options (expire 25/10/09) 150,000 Options (expire 25/10/10)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 40,000 Options issued on 28 October 2005. Issue of 250,000 Options in accordance with the resolution passed at the AGM on 25 October 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jeffrey Ian Forbes
Date of last notice	10 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect & Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	J I & J J Forbes ATF the Forbes Superannuation Fund. The director is a trustee and beneficiary of the Forbes Superannuation Fund.
Date of change	25 October 2007
No. of securities held prior to change	2,584 Ordinary 30,000 Options (expire 26/10/08)
Class	Options
Number acquired	120,000 Options
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	2,584 Ordinary 30,000 Options (expire 26/10/08) 50,000 Options (expire 25/10/09) 70,000 Options (expire 25/10/10)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 120,000 Options in accordance with the resolution passed at the AGM on 25 October 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Charles Johnson
Date of last notice	15 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trevor Johnson ATF The Johnson Family Trust
Date of change	28 October 2007 – Ordinary 25 October 2007 – Options
No. of securities held prior to change	1,942,990 Ordinary 20,000 Options (expire 28/10/07) 30,000 Options (expire 26/10/08)
Class	Ordinary Options
Number acquired	20,000 (Ordinary) 90,000 (Options)
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

+ See chapter 19 for defined terms.

No. of securities held after change	1,962,990 Ordinary 30,000 Options (expire 26/10/08) 40,000 Options (expire 25/10/09) 50,000 Options (expire 25/10/10)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 20,000 Options issued on 28 October 2005. Issue of 90,000 Options in accordance with the resolution passed at the AGM on 25 October 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham George Tamblyn
Date of last notice	10 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tamblyn Investments Pty Ltd (ACN 067 936 912). The director is a director and shareholder of Tamblyn Investments Pty Ltd.
Date of change	25 October 2007
No. of securities held prior to change	1,400,000 Ordinary 15,000 Options (expire 26/10/08)
Class	Options
Number acquired	60,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	1,400,000 Ordinary 15,000 Options (expire 26/10/08) 20,000 Options (expire 25/10/09) 40,000 Options (expire 25/10/10)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 60,000 Options in accordance with the resolution passed at the AGM on 25 October 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARDNO LIMITED
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Gordon Armour Verco
Date of last notice	15 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	KMS Properties Pty Ltd ATF The Verco Family Trust (ACN 001 507 115) The director is a director and shareholder of KMS Properties Pty Ltd and is a beneficiary of The Verco Family Trust. Verco Superannuation Fund Pty Ltd ATF Verco Superannuation Fund (ACN 110 217 706) The director is the sole director and shareholder of Verco Superannuation Fund Pty Ltd and is a beneficiary of the Verco Superannuation Fund.
Date of change	Ordinary – 28 October 2007 Options – 25 October 2007
No. of securities held prior to change	1,104,947 Ordinary 10,000 Options (expire 28/10/07) 15,000 Options (expire 26/10/08)
Class	Ordinary Options
Number acquired	10,000 Ordinary 40,000 Options

+ See chapter 19 for defined terms.

Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	1,114,947 Ordinary 15,000 Options (expire 26/10/08) 20,000 Options (expire 25/10/09) 20,000 Options (expire 25/10/10)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 10,000 Options issued on 28 October 2005. Issue of 40,000 Options in accordance with the resolution passed at the AGM on 25 October 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

2007 NOV 14 A
CORPORATE

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Cardno Limited
ABN	70 108 112 303

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	James Gordon Armour Verco
Date of last notice	30 October 2007
Date that director ceased to be director	25 October 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
KMS Properties Pty Ltd ATF The Verco Family Trust (ACN 001 507 115) The director is a director and shareholder of KMS Properties Pty Ltd and is a beneficiary of The Verco Family Trust.	875,402 Ordinary 15,000 Options (expire 26/10/08) 20,000 Options (expire 25/10/09) 20,000 Options (expire 25/10/10)
Verco Superannuation Fund Pty Ltd ATF Verco Superannuation Fund (ACN 110 217 706) The director is the sole director and shareholder of Verco Superannuation Fund Pty Ltd and is a beneficiary of the Verco Superannuation Fund.	25,909 Ordinary
James Gordon Armour Verco & Wendy Elizabeth Verco	213,636 Ordinary

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

END

END